As filed with the Securities and Exchange Commission on July 19, 2012

Registration No. 333-176484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 8
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Eloqua, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	98-0551177
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Eloqua, Inc.
1921 Gallows Road, Suite 250
Vienna, VA 22182
(703) 584-2750
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Joseph P. Payne
President and Chief Executive Officer
Eloqua, Inc.
1921 Gallows Road, Suite 250
Vienna, VA 22182
(703) 584-2750
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher J. Austin, Esq. David V. Cappillo, Esq. Gregg L. Katz, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Rachel W. Sheridan, Esq. Brandon J. Bortner, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, DC 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

Preliminary prospectus, subject to completion. Dated July 19, 2012

Prospectus

8,000,000 Shares

Eloqua, Inc.

Common Stock

This is the initial public offering of Eloqua, Inc.’s common stock.

We are selling 7,000,000 shares of common stock. The selling stockholders identified in this prospectus are selling an additional 1,000,000 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The estimated initial public offering price is between $9.50 and $11.50 per share. Currently, no public market exists for the shares.

We have applied for listing of our common stock on the NASDAQ Global Market under the symbol “ELOQ.”

We are an “emerging growth company” under the federal securities laws and are eligible for reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us, before expenses	$	$
Proceeds to the selling stockholders, before expenses	$	$

The underwriters may also purchase up to an additional 1,200,000 shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares of common stock on or about          , 2012.

J.P. Morgan	Deutsche Bank Securities

JMP Securities	Needham & Company	Pacific Crest Securities

          , 2012

ELOQUA
START
PROSPECTS
WEB
TRACKING
LEAD SCORING CONVEYOR
LEAD ROUTING
EJECTED
LEAD NURTURING PEN
SOCIAL
SHARING
TANK
CRM
NEW CUSTOMERS

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should carefully read the entire prospectus, including the financial statements and related notes and the section entitled “Risk Factors,” before deciding whether to invest in our common stock. Unless otherwise indicated or the context otherwise requires, references in this prospectus to, “Eloqua,” “the Company,” “our company,” “we,” “us,” and “our” refer to Eloqua, Inc., a Delaware corporation, and its consolidated subsidiaries. References to any year herein refer to the 12 months ended December 31 of the year indicated.

Eloqua, Inc.

Business Overview

We are a leading provider of on-demand Revenue Performance Management, or RPM, software solutions that are designed to enable businesses to accelerate revenue growth and improve revenue predictability by automating, monitoring and measuring their complex marketing and sales initiatives. Our set of RPM solutions, which we refer to as the Eloqua Platform, is a software-as-a-service, or SaaS, platform integrating our leading marketing automation software with our revenue performance analytics suite. Marketing and sales professionals use the Eloqua Platform to move prospective buyers more efficiently through the marketing and sales funnel, identify and predict the drivers of revenue, provide insights about marketing and sales programs to senior management and more tightly align marketing and sales teams to optimize resource allocation and drive revenue growth.

The Eloqua Platform is designed to improve marketing effectiveness and efficiency by supporting strategies such as nurture marketing, segmentation of marketing campaigns, message targeting and enhanced lead generation. The Eloqua Platform enables our customers to track and analyze a potential buyer’s interactions with various web pages, social media networks and other communications platforms, which we refer to as “Digital Body Language.” We believe this real-time insight into buyer activity enables sales professionals to more efficiently convert sales opportunities into revenue.

The Eloqua Platform, which includes both our Marketing Automation Platform and Revenue Suite solution, includes the following functionality:

•	Lead Management and Sales Intelligence;

•	Multi-Channel Campaign Management;

•	Buyer Profile Management;

•	Integration with Enterprise Solutions and Social Media Applications;

•	Marketing and Sales Measurement; and

•	Revenue Performance Analytics.

We also provide professional services and educational courses to support our customers’ implementation and efficient use of the Eloqua Platform. Our professional services team facilitates rapid product adoption, integration with existing enterprise systems, such as customer relationship management, or CRM, and ongoing customer success with our solutions. Our Eloqua University offers educational courses to teach customers the principles and best practices of RPM, which we believe leads to improved business performance for our customers and increases customer loyalty.

Our solutions are particularly suited to modeling and supporting the complex sales processes of both business to business, or B2B, sales and high-value business to consumer, or B2C, sales. We have over 1,100 customers, encompassing a wide spectrum of industries, including technology, financial services, entertainment, manufacturing, business services and telecommunications. Representative customers from industries we currently serve include Adobe Systems, American Express, Cummins Power Generation, Dell, The McGraw-Hill Companies, the Miami Heat, National Instruments, Nestlé S.A., Siemens AG, Standard & Poor’s and VMware, each of which were in the top half of our customers, by revenue, in 2011. Our ten largest customers accounted in the aggregate for less than 11% of our total revenue in each of 2010, 2011 and the six months ended June 30, 2012, and no single customer accounted for more than 2% of our total revenue during any of those periods.

We sell our solutions on a subscription basis and our pricing is structured such that subscription fees increase when the size of a customer’s database of potential buyers increases above the contracted level. Our total revenue increased from $41.0 million in 2009 to $50.8 million in 2010 and $71.3 million in 2011, representing year-over-year increases of 24% and 40%, respectively. For the six months ended June 30, 2012, our total revenue increased to $45.0 million from $31.7 million during the same period in 2011, representing a 42% increase. Our subscription and support revenue increased from $37.5 million in 2009 to $47.2 million in 2010 and $63.2 million in 2011, representing year-over-year increases of 26% and 34%, respectively. For the six months ended June 30, 2012, our subscription and support revenue increased to $39.4 million from $28.9 million during the same period in 2011, representing a 36% increase. We had net losses of $4.2 million in 2009, $1.5 million in 2010, $6.2 million in 2011 and $5.5 million for the six months ended June 30, 2012.

Market Opportunity

The Internet has led to profound changes in the way consumers and enterprises choose to communicate, share information, educate themselves, make decisions and purchase products and services. This transformation is causing a shift in marketers’ spending from traditional media channels, such as broadcast and print, to emerging interactive channels, such as web, email, mobile and social media, which we believe creates a market opportunity for a robust RPM solution capable of leveraging the available data to enable more effective marketing and sales programs. Forrester Research, Inc. predicts that spending on interactive marketing in the United States will increase from $34.5 billion in 2011, or 16% of overall U.S. marketing expenditures, to $76.6 billion in 2016, or 26% of overall U.S. marketing expenditures. Within this category, spending on email, mobile and social media marketing is projected to grow from $4.8 billion in 2011 to $15.7 billion in 2016, representing a compound annual growth rate, or CAGR, of 27%. Business spending on automating, analyzing and optimizing marketing and sales functions is also projected to increase. International Data Corporation, or IDC, predicts that the marketing automation market will grow from $3.7 billion in 2011 to $5.5 billion in 2016, while the CRM analytics market, which includes marketing and sales analytics, is projected to grow from $2.2 billion in 2010 to $3.4 billion in 2015.

The significant increase in online activity by prospective buyers has led to a corresponding increase in the amount of prospect-related digital data. If appropriately analyzed, a prospect’s Digital Body Language provides marketing and sales professionals with valuable information about a prospect’s progress through the sales funnel. We believe enterprises are increasingly realizing that effective sales execution is dependent upon leveraging the vast quantities of available data to enable the delivery of a precise, targeted and timely message that caters to a prospective buyer’s unique concerns and desires at each stage of the buying process.

Marketing executives are increasingly confronted with managing complex constituencies, including internal and outsourced marketing groups, direct and indirect sales channels and traditional and online prospective buyers. At the same time, marketing and sales teams are being asked to demonstrate their direct impact on revenue generation to justify the value of marketing and sales expenditures. In many cases, marketing and sales teams continue to compete within organizations for resources and recognition, resulting in a lack of coordination between the two departments. Businesses are increasingly recognizing that this divide is counterproductive and that a company’s marketing and sales functions need to be tightly coordinated and aligned around the same goal of growing revenue.

Our Solution

The Eloqua Platform’s comprehensive suite of integrated marketing and sales solutions enables our customers to automate their marketing and sales functions, which we believe increases their effectiveness and productivity and leads to overall enhanced business performance. Key benefits of the Eloqua Platform include:

•	Comprehensive On-Demand Revenue Performance Management Platform. Single integrated on-demand platform with best-in-class functionality to automate and optimize complex marketing and sales processes across multiple interactive channels for each prospective buyer.

•	Ability to Track, Capture and Analyze a Potential Buyer’s Digital Body Language. Ability to track, store and analyze potential buyers’ Digital Body Language, including their preferences, behavior and decision-making processes, enabling our customers to more accurately score and qualify leads and identify high-quality buyer prospects to sales personnel, thereby shortening the sales cycle.

•	Real-Time Insight to Facilitate Revenue Growth and Operational Efficiency. Comprehensive marketing and sales performance reporting tools, including detailed dashboards, tailored to meet the needs of executives seeking to fully understand the impact of marketing and sales on revenue growth.

•	Seamless Integration with Other Key Enterprise Systems. Open platform that integrates with other enterprise systems and allows third-party developers to extend the capabilities of their systems to the Eloqua Platform, thereby facilitating marketers’ ability to gather valuable data from disparate sources.

•	Differentiated Proprietary Knowledge and Professional Services. Extensive insights about the marketing and sales process that we leverage through our SmartStart onboarding program, our SmartXchange best practices library and our Eloqua University to provide our customers with the tools they need to maximize the benefits of our solutions and apply RPM concepts to their businesses.

Our Competitive Strengths

We believe that our position as a market leader results from several key competitive strengths, including:

•	Significant Domain Expertise and Thought Leadership in Marketing Automation and Revenue Performance Management. Since our inception in 2000, we have been an innovator in the marketing software solutions industry, leading the transition to marketing automation and, more recently, acting as a pioneer of the RPM category.

•	Deep Customer Relationships and Demonstrated Customer Success. We have deep customer relationships with what we believe are some of the most successful and fastest growing companies worldwide, which demonstrates the strength of our solutions. The depth of our customer relationships is a function of our focus on revenue generation, which creates many points of customer engagement, including with multiple members of our customers’ senior management, sales and marketing teams. We believe we earn the trust of our clients by working collaboratively with these executives to improve the effectiveness of their marketing activities.

•	Our Partner Network Enables Us to Leverage Our Platform. We have established an effective worldwide partner network of strategic consulting and implementation partners to facilitate the rapid and successful deployment of the Eloqua Platform.

•	On-Demand Software Delivery Model. We developed the Eloqua Platform as a multi-tenant SaaS solution from the start, with no hardware or software installation required by our customers, which results in lower total cost of ownership, ease of deployment and adoption and improved return on investment for our customers.

•	Highly Attractive Operating Model. We believe we have a highly attractive operating model due to the recurring nature of our revenue, the scalability of, and our ability to leverage, our SaaS platform, our opportunity to generate additional sales from our existing customers over time and the diversification of our revenue stream across industries.

Our Growth Strategy

We intend to strengthen our position as a leading provider of on-demand RPM software solutions. The key elements of our growth strategy include:

•	Acquire New Customers Through Education and Increasing Awareness of RPM. Core to our growth strategy is continuing to educate chief executive officers, sales executives, marketers and industry analysts regarding the benefits and best practices of RPM, which we believe will drive increased demand for our solutions.

•	Continue to Innovate and Expand the Capabilities and Functionality of our Platform. We plan to introduce new solutions that enhance the functionality of our platform to continually address the latest opportunities for and challenges to business executives.

•	Further Expand into Our Existing Customer Base. Many of our customers initially purchase only a portion of our solution for a limited number of users within a specific department or group. We plan to increase revenue from our existing customers by using the success of the already-implemented solutions to expand utilization across the enterprise and to cross-sell other offerings and features.

•	Continue to Strengthen and Expand our Direct Sales and Partner Relationships. We believe that there are many large enterprises and small and medium-size businesses, or SMBs, that are potential customers for the Eloqua Platform, and we are building our direct sales force to capture new customer opportunities. We plan to leverage our direct sales force to drive revenue growth and expand our global market reach, as well as efficiently increase our services delivery capacity through continued attention to our partner relationships.

•	Expand our International Presence. We plan to increase our international presence into regions where we believe customers will recognize the benefits and adopt RPM solutions, including Europe, South America and the Asia-Pacific region.

•	Selectively Pursue Acquisitions of Complementary Technologies. In addition to developing innovative solutions internally, we may selectively acquire other businesses and technologies that we believe will strengthen our competitive advantage, accelerate our customer and revenue growth and provide access to new and emerging markets.

Summary Risk Factors

Investing in our common stock involves significant risks and uncertainties. You should carefully consider the risks and uncertainties discussed under the heading “Risk Factors” elsewhere in this prospectus before making a decision to invest in our common stock. If any of these risks and uncertainties occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or a part of your investment. Below is a summary of some of the principal risks we face:

•	we have a history of losses and may not achieve consistent profitability in the future;

•	economic uncertainties or downturns in the general economy or the industries in which our customers operate could disproportionately affect the demand for our solutions and negatively impact our results of operations;

•	our future performance will depend in part on the acceptance and adoption of the new RPM market;

•	we have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges;

•	we may experience quarterly fluctuations in our operating results due to a number of factors that make our future results difficult to predict and could cause our operating results to fall below expectations;

•	our quarterly results reflect seasonality in the sale of our on-demand software and professional services, which can make it difficult to achieve sequential revenue growth or could result in sequential revenue declines; and

•	we face significant competition from both established and new companies offering applications and other marketing software, as well as internally developed software, which may have a negative effect on our ability to add new customers, retain existing customers and grow our business.

Corporate Information

We originally commenced operations in Canada in 2000 through Eloqua Corporation. In 2006, we effected a business reorganization whereby Eloqua Corporation became a consolidated subsidiary of Eloqua Limited, a Delaware corporation. In March 2012, we changed our name from Eloqua Limited to Eloqua, Inc., which is the entity through which we conduct our operations in the United States and the issuer of the shares offered hereby. Our principal executive offices are located at 1921 Gallows Road, Suite 250 Vienna, VA 22182, and our telephone number is (703) 584-2750. Our website is www.eloqua.com. Information contained on our website does not constitute a part of this prospectus.

Eloqua, Active Profiles, Digital Body Language, Eloqua Web Analytics, Eloqua CRM Integration and Eloqua Co-Dynamic Lead Scoring and other trademarks or service marks of Eloqua appearing in this prospectus are the property of Eloqua. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	7,000,000 shares

Common stock offered by the selling stockholders	1,000,000 shares

Common stock to be outstanding after this offering	32,037,514 shares

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional 1,200,000 shares of our common stock at the initial public offering price. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $65.5 million, based on an assumed initial public offering price of $10.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses paid or payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders. We intend to use the net proceeds to us from this offering to repay indebtedness under our term loan and for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Risk factors	You should read carefully “Risk Factors” in this prospectus for a discussion of factors that you should consider before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“ELOQ”

The number of shares of our common stock to be outstanding following this offering is based on 24,938,452 shares of our common stock outstanding as of June 30, 2012 and excludes:

•	8,087,156 shares of common stock issuable upon exercise of options outstanding as of June 30, 2012 at a weighted average exercise price of $2.96 per share;

•	165,500 shares of common stock issuable upon exercise of options granted on July 3, 2012 at an exercise price of $9.03 per share;

•	315,546 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2012 at a weighted average exercise price of $0.60 per share, which will remain outstanding after this offering, unless earlier exercised;

•	67,500 shares of common stock issuable upon the exercise of outstanding warrants to purchase Series C preferred stock as of June 30, 2012 at an exercise price of $3.00 per share, which will be converted into warrants to purchase an equivalent number of shares of our common stock upon the completion of this offering and remain outstanding after this offering, unless earlier exercised; and

•	3,750,000 shares of common stock reserved for future issuance under our 2012 Stock Option and Incentive Plan (including an aggregate of 398,806 shares previously reserved for future issuance under our 2006 Stock Option Plan and our 2006 U.S. Employee Stock Option Plan, which shares were added to the shares reserved under our 2012 Stock Option and Incentive Plan).

Unless otherwise indicated, all information in this prospectus reflects or assumes the following:

•	the issuance of an aggregate of 3,577,554 shares of our common stock upon the exchange of all of the outstanding exchangeable common shares of our subsidiary Eloqua Corporation, a company organized under the laws of Canada, in connection with this offering, as described in “Description of Capital Stock—Exchangeable Common Shares” elsewhere in this prospectus;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 19,828,150 shares of our common stock immediately prior to the completion of this offering;

•	the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series C preferred stock into warrants to purchase an aggregate of 67,500 shares of our common stock, effective upon completion of this offering;

•	no exercise of outstanding options or outstanding warrants after June 30, 2012, other than 99,062 options exercised by one selling stockholder at an exercise price of $1.00 per share in connection with this offering, which shares are reflected in the number of our issued and outstanding shares following this offering;

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	a 1-for-2.5 reverse stock split of our common stock and the exchangeable common shares of Eloqua Corporation that became effective on May 3, 2012;

•	no purchase of shares in this offering by our officers and directors; and

•	no exercise by the underwriters of their option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data as of the dates and for the periods indicated. The summary consolidated financial data as of December 31, 2010 and 2011 and for each of the three years ended December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2009 have been derived from our audited financial statements for such year, which are not included in this prospectus. The summary consolidated financial data for the six months ended June 30, 2011 and 2012 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of June 30, 2012 have been derived from our unaudited financial statements for such period, included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the six-month period ended June 30, 2012 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2012. This summary consolidated financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

				Six Months Ended
	Years Ended December 31,			June 30,
	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue:
Subscription and support	$37,543	$47,225	$63,222	$28,871	$39,403
Professional services	3,415	3,574	8,126	2,821	5,610

Total revenue	40,958	50,799	71,348	31,692	45,013

Cost of revenue(1):
Subscription and support	6,423	9,569	12,330	5,887	7,029
Professional services	5,284	6,980	10,718	4,729	5,500

Total cost of revenue	11,707	16,549	23,048	10,616	12,529

Gross profit	29,251	34,250	48,300	21,076	32,484

Operating expenses:
Research and development(1)	8,607	10,363	11,679	5,507	6,572
Marketing and sales(1)	17,321	22,147	29,481	13,713	17,518
General and administrative(1)	7,348	7,879	12,208	4,785	9,975
Litigation settlement(2)	—	—	—	—	3,500

Total operating expenses	33,276	40,389	53,368	24,005	37,565

Loss from operations	(4,025)	(6,139)	(5,068)	(2,929)	(5,081)
Other expense, net	(107)	(241)	(707)	(414)	(110)

Loss before income tax benefit (expense)	(4,132)	(6,380)	(5,775)	(3,343)	(5,191)
Income tax benefit (expense)	(81)	4,869	(378)	(154)	(268)

Net loss	(4,213)	(1,511)	(6,153)	(3,497)	(5,459)
Accretion of redeemable preferred stock(3)	(4,970)	(14,815)	(89,659)	(70,325)	(17,845)

Net loss attributable to common stockholders	$(9,183)	$(16,326)	$(95,812)	$(73,822)	$(23,304)

Net loss per share attributable to common stockholders, basic and diluted(4)	$(36.55)	$(40.17)	$(116.74)	$(107.12)	$(18.45)

Weighted average common shares outstanding, basic and diluted	251,246	406,402	820,734	689,170	1,262,916

Pro forma net loss per share attributable to common stockholders, basic and diluted(4)			$(0.25)		$(0.22)

Pro forma weighted average common shares outstanding, basic and diluted			24,275,338		24,668,620

Other Financial Data:
Adjusted EBITDA(5)	$(1,597)	$(3,321)	$(1,825)	$(1,333)	$(2,624)

	As of June 30, 2012
			Pro Forma
	Actual	Pro Forma(6)	As Adjusted(7)
		(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,005	$5,005	$70,728
Working capital, excluding deferred revenue	14,980	15,407	79,919
Total assets	37,534	37,534	100,900
Debt, current portion	833	833	—
Deferred revenue (current and long-term)	30,855	30,855	30,855
Long-term debt, net of current portion	1,042	1,042	—
Redeemable convertible preferred stock	178,949	—	—
Stockholders’ (deficit) equity	(188,545)	(9,169)	56,385

(1)	Total cost of revenue and operating expenses include stock-based compensation expense as follows:

				Six Months
	Years Ended December 31,			Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)

Total cost of revenue	$57	$125	$284	$112	$216
Research and development	154	203	313	133	189
Marketing and sales	318	364	514	219	372
General and administrative	336	376	701	251	539

(2)	This amount relates to the settlement of a patent litigation matter in July 2012. See note 5 to our consolidated financial statements for the period ended June 30, 2012 for a description of the settlement.

(3)	Our preferred stock is redeemable by the holders thereof at any time after September 26, 2013, at the greater of the original issuance price, plus accumulated dividends, or its fair value. We measure the redemption amount of the preferred stock and adjust the carrying amount to the redemption amount at the end of each financial reporting period. The resulting increase or decrease in the redemption amount is treated as preferred dividends for purposes of computing net loss attributable to common stockholders. Upon completion of this offering, all of the outstanding shares of our preferred stock will be converted into shares of our common stock on a 2.5-for-1 basis and, upon such conversion, preferred dividends will cease to accrue and the carrying amount of the preferred stock will be credited to additional paid-in capital. See note 8 to our consolidated financial statements for a description of our preferred stock and the related accretion.

(4)	See note 2 to our consolidated financial statements for a description of the method to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

(5)	We use Adjusted EBITDA to evaluate our performance relative to that of our peers. We prepare Adjusted EBITDA to eliminate the impact of additional items we do not consider indicative of ongoing operating performance. However, Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States, or U.S. GAAP, and this metric may not be comparable to similarly titled measures of other companies. Adjusted EBITDA represents net income (loss) before interest expense (income), income tax expense (benefit), depreciation and amortization and certain other items, including: (i) certain stock option-based and other equity-based compensation expenses; (ii) foreign currency transaction gains or losses; (iii) changes in fair value of our preferred stock warrant liabilities; and (iv) those deemed extraordinary, unusual, non-recurring or otherwise not indicative of our core business operations.

We disclose Adjusted EBITDA, which is a non-GAAP measure, because we believe this metric assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. We believe this metric is used in the financial community, and we present it to enhance investors’ understanding of our operating performance and cash flows. You should not consider Adjusted EBITDA as an alternative to net income (loss), determined in accordance with U.S. GAAP, as an indicator of operating performance, or as an alternative to cash provided by operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flow.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

• Adjusted EBITDA

•	does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	does not reflect changes in, or cash requirements for, our working capital needs;

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; and
•	does not reflect our income tax expense or the cash requirement to pay our taxes.

• although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

• other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Additionally, non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it from Adjusted EBITDA as an expense when evaluating our ongoing operating performance for a particular period. Adjusted EBITDA also does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations, which charges are included in net income (loss).

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally.

A directly comparable U.S. GAAP measure to Adjusted EBITDA is net income (loss). We reconcile net loss to Adjusted EBITDA as follows:

				Six Months
	Years Ended December 31,			Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)

Adjusted EBITDA
Net loss	$(4,213)	$(1,511)	$(6,153)	$(3,497)	$(5,459)
Interest expense	107	241	247	199	109
Income tax expense (benefit)	81	(4,869)	378	154	268
Depreciation and amortization	1,127	1,661	1,872	934	982

EBITDA	(2,898)	(4,478)	(3,656)	(2,210)	(4,100)
Stock-based compensation expense	865	1,068	1,812	715	1,316
Foreign currency transaction losses (gains)	436	45	(245)	(53)	117
Change in fair value of preferred stock warrant liabilities	—	44	264	215	43

Adjusted EBITDA	$(1,597)	$(3,321)	$(1,825)	$(1,333)	$(2,624)

(6)	The pro forma balance sheet as of June 30, 2012 reflects the conversion of all of our preferred stock outstanding, the exchange of all of Eloqua Corporation’s exchangeable common shares for shares of our common stock and the conversion of our preferred stock warrants to common stock warrants in connection with this offering.

(7)	The pro forma as adjusted balance sheet data reflects the pro forma adjustments described in footnote (6) above as adjusted to give effect to receipt by us of the proceeds from the exercise of options to purchase 99,062 shares by one selling stockholder at a price of $1.00 per share in connection with this offering and the estimated net proceeds from this offering, based on an assumed initial public offering price of $10.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, debt repayment and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider all the risk factors and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding whether to invest in our common stock. If any of the following risks were to materialize, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. The trading price of our common stock could decline as a result of any of these risks, and you could lose part or even all of your investment in our common stock.

Risks Related to Our Business

We have a history of losses and may not achieve consistent profitability in the future.

We generated net losses of approximately $1.5 million in 2010, $6.2 million in 2011 and $5.5 million for the six months ended June 30, 2012. As of June 30, 2012, we had an accumulated deficit of approximately $190.5 million. We will need to generate and sustain increased revenue levels in future periods in order to become consistently profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and direct sales force, develop and enhance our solutions and for general corporate purposes, including marketing, services and sales operations, hiring additional personnel, upgrading our infrastructure and expanding into new geographical markets. Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays and other unknown events. We will need to generate significant additional revenue to achieve profitability, and we cannot assure any prospective investor that we will be able to do so. Likewise, we cannot assure you of our ability to sustain or increase such profitability on a quarterly or annual basis in the future. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

Economic uncertainties or downturns in the general economy or the industries in which our customers operate could disproportionately affect the demand for our solutions and negatively impact our results of operations.

General worldwide economic conditions have experienced a significant downturn, and market volatility and uncertainty remain widespread, making it extremely difficult for our customers and us to accurately forecast and plan future business activities. In addition, these conditions could cause our customers or prospective customers to reduce their marketing and sales budgets, which could decrease corporate spending on our solutions, resulting in delayed and lengthened sales cycles, a decrease in new customer acquisition and/or loss of customers. Furthermore, during challenging economic times our customers may face issues in gaining timely access to sufficient credit or obtaining credit on reasonable terms, which could impair their ability to make timely payments to us and adversely affect our revenue. If that were to occur, we may be required to increase our allowance for doubtful accounts and our financial results would be harmed. Further, the current challenging economic conditions also may impair the ability of our customers to pay for the solutions they have purchased and, as a result, our reserves, allowances for doubtful accounts and write-offs of accounts receivable could increase. From 2008 through the first half of 2010, these conditions impacted our business, as many businesses cut marketing and sales budgets, resulting in limited resources for purchasing third-party solutions.

We cannot predict the timing, strength or duration of any economic slowdown or recovery. If the condition of the general economy or markets in which we operate worsens from present levels, our business could be harmed. In particular, a downturn in the technology sector may disproportionately affect us because a significant portion of our customers are technology companies. In addition, even if the overall economy improves, we cannot assure you that the market for revenue performance management solutions will experience growth or that we will experience growth.

Our future performance will depend in part on the acceptance and adoption of the new revenue performance management market.

The market for revenue performance management, or RPM, solutions is new and evolving. Although the marketing automation market has gained traction over the past several years, our recent shift to focus on RPM exposes us to an additional degree of uncertainty. For example, we have only recently begun to sell, and currently have a limited customer base with respect to, our Revenue Suite product. As a result, at this time we cannot assure you that our Revenue Suite product will gain further acceptance with our customer base or our broader addressable market. Our success will depend to a substantial extent on the willingness of businesses to accept and adopt RPM principles. We expect that we will continue to need intensive marketing and sales efforts to educate prospective customers about the uses and benefits of our RPM solutions. If businesses do not perceive the value proposition of RPM in general and our RPM solutions in particular, then a viable market for our RPM solutions may not develop, or it may develop more slowly than we expect, either of which would significantly and adversely affect our business and operating results.

We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.

Our revenue has increased substantially since our inception, but we may not be able to sustain revenue growth consistent with recent history, or at all. We believe growth of our revenue depends on a number of factors, including our ability to:

•	price our services effectively so that we are able to attract and retain customers without compromising our profitability;

•	attract new customers, increase our existing customers’ use of our services and provide our customers with excellent customer support;

•	introduce our services to new markets outside of the United States;

•	increase awareness of our brand on a global basis; and

•	leverage and grow our revenue performance management business.

We cannot assure you that we will be able to successfully accomplish any of these tasks.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service and customer satisfaction or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. We have also experienced significant growth in the number of users and transactions and in the amount of data that our SaaS hosting infrastructure supports. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to customer success that has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solutions may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers.

We have established several international offices, including offices in the United Kingdom, Canada and Singapore, and we may continue to expand our international operations into other countries in the future. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our managerial, customer operations, research and development, marketing and sales, administrative, financial and other resources. If we are unable to manage our growth successfully, our operating results could suffer.

Part of the challenge that we expect to face in the course of our expansion is to maintain a high level of customer service and customer satisfaction. To the extent our customer base grows, we will need to expand our account management, customer service and other personnel, and third-party channel partners, in order to provide personalized account management and customer service. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations and financial condition, could be harmed.

We may experience quarterly fluctuations in our operating results due to a number of factors that make our future results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as indicative of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

Our operating results have varied in the past. In addition to other risk factors listed in this section, factors that may affect our quarterly operating results include the following:

•	demand for our solutions and related services and the size and timing of sales;

•	customer renewal rates, and the pricing of those agreements that are renewed;

•	customers delaying purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

•	market acceptance of our current and future products and services;

•	changes in spending on marketing services or information technology and software by our current and/or prospective customers;

•	budgeting cycles of our customers;

•	changes in the competitive dynamics of our industry, including consolidation among competitors or customers;

•	our lengthy sales cycle;

•	the addition or loss of larger customers, including through acquisitions or consolidations;

•	the amount and timing of operating expenses, particularly marketing and sales, related to the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches and any associated expenses;

•	foreign currency exchange rate fluctuations;

•	write-downs, impairment charges or incurrence of unforeseen liabilities in connection with acquisitions;

•	failure to successfully manage any acquisitions; and

•	general economic and political conditions in our domestic and international markets.

Based upon all of the factors described above, we have a limited ability to forecast the amount and mix of future revenue and expenses, and as a result, our operating results may from time to time fall below our estimates or the expectations of public market analysts and investors.

Our quarterly results reflect seasonality in the sale of our on-demand software and professional services, which can make it difficult to achieve sequential revenue growth or could result in sequential revenue declines.

We have historically experienced seasonal variations in our signing of new customer contracts. We sign a significantly higher number of agreements with new customers in the fourth quarter of each year as compared to the preceding quarters. As a result, a significantly higher number of renewals occur in the first quarter of each year, as the terms of most of our customer agreements are measured in full-year increments and begin upon our provision of log-in credentials to the customer, which generally occurs within ten days following the end of the quarter in which the agreement was executed. We expect this seasonality to continue in the future, which may cause fluctuations in certain of our operating results and financial metrics, and thus limit our ability to predict future results. Although these seasonal factors can be common in the marketing sector, historical patterns should not be considered indicative of our future sales activity or performance.

If we fail to forecast our revenue accurately, or if we fail to match our expenditures with corresponding revenue, our results of operations and financial condition could be adversely affected.

Because our recent growth has resulted in the rapid expansion of our business, we do not have a long history upon which to base forecasts of future operating revenue. Additionally, the lengthy sales cycle for the evaluation and implementation of our solutions, which typically extends for several months, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be significantly below the expectations of the public market, equity research analysts or investors, which could harm the price of our common stock.

Because we recognize revenue from subscriptions and support services over the term of the relevant service period, downturns or upturns in sales are not immediately reflected in full in our operating results.

As a SaaS company, we recognize revenue over the term of our contracts, which is typically 12 to 24 months. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from contracts entered into during previous quarters. Consequently, a shortfall in demand for our solutions and professional services or a decline in new or renewed contracts in any one quarter may not significantly reduce our revenue for that quarter but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our services is not reflected in full in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable term of the contracts.

If we are unable to attract new customers or sell additional functionality and services to our existing customers, our revenue growth will be adversely affected.

To increase our revenue, we must add new customers, sell additional functionality to existing customers and encourage existing customers to renew their subscriptions on terms favorable to us. As the interactive marketing industry matures, as interactive channels develop further, or as competitors introduce lower cost and/or differentiated products or services that are perceived to compete with ours, our ability to compete with respect to pricing, technology and functionality could be impaired. In such event, we may be unable to renew our agreements with existing customers or attract new customers or new business from existing customers on terms that would be favorable or comparable to prior periods, which could have a material adverse effect on our revenue, gross margin and other operating results.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and changing customer needs or requirements, our revenue performance management solutions may become less competitive or obsolete.

Our future success will depend on our ability to adapt and innovate our revenue performance management solutions. To attract new customers and increase revenue from existing customers, we will need to enhance and improve our offerings to meet customer needs, add functionality and address technological advancements. If we are unable to develop new solutions that address and advance RPM principles for our customers and prospective customers, or to enhance and improve our solutions in a timely manner or to position and price our solutions to meet market demand, we may not be able to achieve or maintain adequate market acceptance of our solutions. The success of any enhancement or new feature depends on several factors, including timely completion, introduction and market acceptance. If we are unable to successfully develop or acquire new features or enhance our existing solutions to meet customer needs, our business and operating results will be adversely affected.

Our ability to grow is also subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver RPM solutions at lower prices, more efficiently or more conveniently, such technologies could adversely impact our ability to compete.

If we fail to enhance our brand cost-effectively, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that developing and maintaining awareness of the Eloqua brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Our brand and reputation are dependent on the continued participation and level of service of our third-party service providers.

We currently utilize a combination of internal support personnel and third-party service providers, as described elsewhere in this prospectus under “Business—Alliances.” These third-party service providers, which are not in our control, may harm our reputation and damage the brand loyalty among our customer base. In the event that we are not able to maintain our brand reputation because of the actions of our third-party service providers, we may face difficulty in maintaining or have reduced demand for our products, which could negatively impact our business, results of operations and financial condition. In addition, if a significant number of third-party providers were to terminate their contracts, it could materially adversely impact our business, results of operations and financial condition.

If we fail to offer high quality customer support, our business and reputation would suffer.

Once our solutions are deployed to our customers, our customers rely on our support services to resolve any related issues. High-quality education and customer support is important for the successful marketing and sale of our solutions and for the renewal of existing customers. The importance of high quality customer support will increase as we expand our business and pursue new enterprise customers. If we do not help our customers quickly resolve post-deployment issues and provide effective ongoing support, our ability to sell additional services to existing customers would suffer and our reputation with existing or potential customers would be harmed. Also, certain of our maintenance agreements contain service level agreements under which we guarantee specified availability of the Eloqua Platform. Failure to meet these requirements could result in contractual penalties or the loss of the contract and/or customers and materially adversely impact our business, results of operations and financial condition.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

Our ability to increase our customer base and achieve broader market acceptance of our solutions will depend to a significant extent on our ability to expand our marketing and sales operations. We plan to continue expanding our direct sales force and engaging additional third-party channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a correspondingly significant increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our third-party channel partners if we are unable to attract and retain additional motivated third-party channel partners, if any existing or future third-party channel partners fail to successfully market, resell, implement or support our solutions for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support the products and services of these other providers.

Future product development is dependent on adequate research and development resources.

In order to remain competitive, we must continue to develop new products, applications and enhancements to our existing solutions, especially as we further expand our capabilities. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop solutions internally due to certain constraints, such as high employee turnover, lack of management ability or a lack of other research and development resources, we may be forced to expand into a certain market or strategy via an acquisition for which we could potentially pay too much or unsuccessfully integrate into our operations. In addition, our research and development organization is located primarily in Toronto, Canada and Vienna, Virginia, and we may have difficulty hiring suitably skilled personnel in these regions or expanding our research and development organization to facilities located in other geographic locations. Further, many of our competitors expend a considerably greater amount of funds on their respective research and development programs, and those that do not may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would present an advantage to such competitors.

As a result of our customers’ increased usage of our on-demand software, we will need to continually improve our computer network and infrastructure to avoid service interruptions or slower system performance.

As usage of our on-demand software grows and as customers use it for more complicated tasks, we will need to devote additional resources to improving our computer network, our application architecture and our infrastructure in order to maintain the performance of our platform. Any failure or delays in our computer systems could cause service interruptions or slower system performance. If sustained or repeated, these performance issues could reduce the attractiveness of the Eloqua Platform to customers. These performance issues could result in lost customer opportunities and lower renewal rates, any of which could hurt our revenue growth, customer loyalty and reputation. We may need to incur additional costs to upgrade or expand our computer systems and architecture in order to accommodate increased demand if our systems cannot handle current or higher volumes of usage.

If our solutions fail to perform properly due to defects or similar problems, and if we fail to develop an enhancement to resolve any defect or other software problem, we could lose customers, become subject to product liability, performance or warranty claims or incur significant costs, and our business may be harmed and our results of operations and financial condition could be materially adversely affected.

Our operations are dependent upon our ability to prevent system interruption. The software applications underlying our platform are inherently complex and may contain material defects or errors, which may cause disruptions in availability or other performance problems. The costs incurred in correcting any material defects or errors in our software may be substantial and could materially adversely affect our operating results. We have from time to time found defects in our solutions and may discover additional defects in the future. We may not be able to detect and correct defects or errors before installing our solutions. Consequently, we or our customers may discover defects or errors after our solutions have been implemented. We implement bug fixes and upgrades as part of our regularly scheduled system maintenance. If we do not complete this maintenance according to schedule or if customers are otherwise dissatisfied with the frequency and/or duration of our maintenance services and related system outages, customers could elect not to renew, or delay or withhold payment to us, or cause us to issue credits, make refunds or pay penalties.

The occurrence of any defects, errors, disruptions in service or other performance problems with our platform, whether in connection with the day-to-day operation, upgrades or otherwise, could result in:

•	loss of customers;

•	lost or delayed market acceptance and sales of our solutions;

•	delays in payment to us by customers;

•	solution returns;

•	injury to our reputation;

•	diversion of our resources;

•	legal claims, including warranty and product liability claims, against us;

•	increased service and warranty expenses or financial concessions; and

•	increased insurance costs.

Interruptions or delays in service from our single third-party data center provider could impair our ability to deliver our services to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers, limited growth and reduction in revenue.

We currently serve our customers from a single third-party data center hosting facility located in Toronto, Canada. Our operations depend, in part, on our third-party facility provider’s ability to protect this facility against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. In the event that our third-party facility arrangement is terminated, or if there is a lapse of service or damage to this facility, we could experience interruptions in our service as well as delays and additional expenses in arranging new facilities and services.

Any damage to, or failure of, the systems of our third-party providers could result in interruptions to our service. Despite precautions taken at our data center, the occurrence of a natural disaster, an act of terrorism, vandalism or sabotage, a decision to close the facility without adequate notice, or other unanticipated problems at this facility could result in lengthy interruptions in the availability of our on-demand software. Even with current and planned disaster recovery arrangements, our business could be harmed.

We design the system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our service. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our revenue. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue, subject us to liability and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could materially adversely affect our business.

If our security measures are breached and unauthorized access is obtained to a customer’s stored consumer data or any consumer data that we may store from time to time or if data is lost due to hardware failures or errors, our solutions may be perceived as not being secure, customers may curtail or stop using our solutions and we may incur significant legal liability and financial exposure.

Our solutions involve the storage and transmission of customers’ proprietary information, including certain buyer data, and security breaches could expose us to a risk of loss or unauthorized disclosure of this information, litigation and possible liability, as well as damage our relationships with our customers. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, or during transfer of data to additional data centers or at any time, and, as a result, someone obtains unauthorized access to our data or our customers’ data, our reputation could be damaged, our business may suffer and we could incur significant liability.

Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and customers. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition. Moreover, if a high profile security breach occurs with respect to another SaaS provider, our customers and potential customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our customers’ data, which could result in significant legal and financial exposure and a loss of confidence in the security of our service and ultimately harm our future business prospects. A party who is able to compromise the security of our facilities could misappropriate either our proprietary information or the personal information of our customers, or cause interruptions or malfunctions in our operations. We may be required to expend significant capital and financial resources to protect against such threats or to alleviate problems caused by breaches in security.

Furthermore, our ability to collect and report data may be interrupted by a number of other factors, including our inability to access the internet, the failure of our network or software systems or variability in user traffic on customer websites. In addition, computer viruses may harm our systems causing us to lose data, and the transmission of computer viruses could expose us to litigation.

Our errors and omissions insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

If we are unable to expand and maintain our relationships with third parties such as system integrators, marketing service providers, marketing agencies, complementary software vendors or other business alliance partners, our revenue or revenue growth and our results of operations could be materially and adversely impacted.

Many of our customers were made aware of our solutions by third parties, including system integrators, marketing service providers, marketing agencies and complementary software vendors, with whom we have maintained strategic relationships. We may not be able to develop or maintain strategic relationships with these, or other, third parties for a number of reasons, including their existing relationships with our competitors or prospective competitors. If we are unsuccessful in establishing or maintaining our strategic relationships, our ability to compete in the marketplace or to grow our revenue could be impaired, and our results of operations would suffer. Additionally, if we cannot leverage our sales and services resources through our strategic relationships with third parties, we may need to hire and train additional qualified sales personnel and incur additional costs associated with providing services, which may adversely affect our operating results. Even if we are successful in establishing and maintaining these relationships, we cannot assure you that these will result in increased customers or revenue.

If we do not or cannot maintain the compatibility of our solutions with third-party applications that our customers use in their businesses, demand for our solutions could decline.

The functionality of our on-demand software depends, in part, on our ability to integrate it with third-party applications and data management systems that our customers use and from which they obtain buyer data. In addition, we rely on access to third-party application programming interfaces, or APIs, to provide our social media channel offerings through social media platforms. Third-party providers of marketing applications and APIs may change the features of their applications and platforms, restrict our access to their applications and platforms or alter the terms governing use of their applications and APIs and access to those applications and platforms in an adverse manner. Such changes could functionally limit or terminate our ability to use these third-party applications and platforms with our on-demand software, which could negatively impact our offerings and harm our business. Further, if we fail to integrate our software with new third-party applications and platforms that our customers use for marketing purposes, or to adapt to the data transfer requirements of such third-party applications and platforms, we may not be able to offer the functionality that our customers need, which would negatively impact our offerings and, as a result, harm our business.

We face significant competition from both established and new companies offering applications and other marketing software, as well as internally developed software, which may have a negative effect on our ability to add new customers, retain existing customers and grow our business.

The services we provide are also offered by others and in the future may be offered by an increasing number of parties. The market for marketing automation and revenue performance management software is evolving, highly competitive and significantly fragmented, and we expect competition to continue to increase in the future. With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales and maintain our prices. We face intense competition from software companies that develop marketing technologies and from marketing services companies that provide interactive marketing services.

Our competitors vary with each challenge that our solutions address, but some of these providers include:

•	plan and spend management software vendors, such as Oracle Corporation and SAP AG;

•	workflow, project management and brand management vendors, such as marketing agencies who develop custom systems for their clients;

•	email marketing software vendors, including Responsys, Inc., ExactTarget, Inc., Constant Contact, Inc. and numerous other email marketing companies;

•	campaign management software vendors, such as Oracle Corporation, SAS Institute Inc., Aprimo, Inc. (a division of Teradata Corporation), and Unica Corporation (a division of International Business Machines Corporation, or IBM); and

•	lead management software vendors, such as Oracle Corporation, Genius.com, Incorporated, Marketo, Inc., Neolane Inc., Pardot LLC, SilverPop Systems, Inc., and smartFOCUS Group plc.

We expect to face additional competition with the continued development and expansion of the revenue performance management and marketing automation software markets. We also expect competition to increase as a result of software industry consolidation, including through possible mergers or partnerships of two or more of our competitors or the acquisition of our competitors by larger and better-funded companies. For instance, in December 2010, Teradata completed its acquisition of Aprimo and in October 2010, IBM completed its acquisition of Unica.

We also expect that new competitors, such as enterprise software vendors that have traditionally focused on enterprise resource planning or back office applications, will continue to enter the marketing automation market with competing products, which could have an adverse effect on our business, results of operations and financial condition. For example, due to the growing popularity of new development models such as SaaS, the traditional barriers to entry to the marketing automation market continue to decrease and we expect to face additional competition from SaaS application vendors. In addition, sales force automation and customer relationship management system vendors, such as Microsoft Corporation, NetSuite Inc., Oracle Corporation, Sage Software, Inc., salesforce.com, inc. and SAP AG, could acquire or develop solutions that compete with our offerings.

Our current and potential competitors may have significantly more financial, technical, marketing and other resources than we have, are able to devote greater resources to the development, promotion, sale and support of their products and services, have more extensive customer bases and broader customer relationships than we have, and may have longer operating histories and greater name recognition than we have. As a result, these competitors may be better able to respond quickly to new technologies and to undertake more extensive marketing campaigns. In some cases, these vendors may also be able to offer interactive marketing applications at little or no additional cost by bundling them with their existing applications. If we are unable to compete with such companies, the demand for our solutions could substantially decline. To the extent any of our competitors have existing relationships with potential customers, those customers may be unwilling to purchase our solutions because of those existing relationships with that competitor.

Competition could significantly impede our ability to sell additional solutions on terms favorable to us. Businesses may continue to enhance their internally developed software, rather than investing in commercial software solutions such as ours. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. In addition, if these competitors develop products with similar or superior functionality to our solutions, we may need to decrease the prices for our solutions in order to remain competitive. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our operating results will be negatively affected. We cannot assure you that we will be able to compete successfully against current or future competitors or that competitive pressures will not materially adversely affect our business, results of operations and financial condition.

Consolidation among our competitors and our competitors’ strategic partnerships may adversely affect our business.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our solutions. Disruptions in our business caused by these events could reduce our revenue.

Failure or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

The effectiveness of our solutions relies on our customers’ storage and use of data concerning their customers. Our customers’ collection and use of data for consumer profiling may raise privacy and security concerns and negatively impact the demand for our solutions. We have implemented various features intended to enable our customers to better comply with privacy and security requirements, such as opt-out or opt-in messaging and checking, the use of anonymous identifiers for sensitive data and restricted data access, but these security measures may not be effective against all potential privacy concerns and security threats. If a breach of customer data security were to occur, our solutions may be perceived as less desirable, which would negatively affect our business and operating results.

In addition, governments in some jurisdictions have enacted or are considering enacting consumer data privacy legislation, including laws and regulations applying to the solicitation, collection, processing and use of consumer data. Because many of the features of our applications use, store and report on personal information from our customers, any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy laws, regulations and policies, could result in liability to us, damage our reputation, inhibit sales and harm our business. There are numerous lawsuits in process against various technology companies that collect and use personal information. If those lawsuits are successful, it would increase our liability and hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of our on-demand software and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our on-demand software.

If our on-demand software is perceived to cause or is otherwise unfavorably associated with invasions of privacy, whether or not illegal, it may subject us or our customers to public criticism. Existing and potential future privacy laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may create negative public reactions related to interactive marketing, including marketing practices of our customers. Public concerns regarding data collection, privacy and security may cause some of our customers’ customers to be less likely to visit their websites or otherwise interact with them. If enough consumers choose not to visit our customers’ websites or otherwise interact with them, our customers could stop using our on-demand software. This discontinuance in use, in turn, would reduce the value of our service and inhibit or reverse the growth of our business.

The standards that private entities use to regulate the use of email have in the past interfered with, and may in the future interfere with, the effectiveness of our on-demand software and our ability to conduct business.

Our customers rely on email to communicate with their existing or prospective customers. Various private entities attempt to regulate the use of email for commercial solicitation. These entities often advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain email solicitations that comply with current legal requirements as spam. Some of these entities maintain “blacklists” of companies and individuals, and the websites, internet service providers and internet protocol addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial email solicitations that the blacklisting entity believes are appropriate. If a company’s internet protocol addresses are listed by a blacklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blacklisting entity’s service or purchases its blacklist.

From time to time, some of our internet protocol addresses may become listed with one or more blacklisting entities due to the messaging practices of our customers. There can be no guarantee that we will be able to successfully remove ourselves from those lists. Blacklisting of this type could interfere with our ability to market our on-demand software and services and communicate with our customers and, because we fulfill email delivery on behalf of our customers, could undermine the effectiveness of our customers’ email marketing campaigns, all of which could have a material negative impact on our business and results of operations.

Existing federal, state and foreign laws regulating email and text messaging marketing practices impose certain obligations on the senders of commercial emails and text messages, which could minimize the effectiveness of our on-demand software or increase our operating expenses to the extent financial penalties are triggered.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM Act, establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult content or content regarding harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act. The ability of our customers’ constituents to opt out of receiving commercial emails may minimize the effectiveness of our email marketing solution. Moreover, noncompliance with the CAN-SPAM Act carries significant financial penalties. We also may be required to change one or more aspects of the way we operate our email marketing software solution business.

In addition, certain foreign jurisdictions, such as Australia, Canada and the European Union, have enacted laws that regulate sending email, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has “opted-in” to receiving it. A requirement that recipients opt into, or the ability of recipients to opt out of, receiving commercial emails may minimize the effectiveness of our on-demand software.

In addition, the CAN-SPAM Act and regulations implemented by the Federal Communications Commission pursuant to the CAN-SPAM Act, and the Telephone Consumer Protection Act, also known as the Federal Do-Not-Call law, among other requirements, prohibit companies from sending specified types of commercial text messages unless the recipient has given his or her prior express consent. Non-compliance with these laws and regulations carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, other federal laws, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email or text messages, whether as a result of violations by our customers or any determination that we are directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our reputation and our business.

In addition, U.S., state or foreign jurisdictions may in the future enact legislation or laws restricting the ability to conduct interactive marketing activities in mobile, social and web channels. Any such restrictions could require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or increase our operating costs or otherwise harm our business.

Changes in laws, regulations or governmental policy applicable to our customers or potential customers may decrease the demand for our solutions.

The level of our customers’ and potential customers’ activity in the business processes our solutions are used to support is sensitive to many factors beyond our control, including governmental regulation and regulatory policies. Many of our customers and potential customers in the healthcare, financial and other industries are subject to substantial regulation and may be the subject of further regulation in the future. Accordingly, significant new laws or regulations or changes in, or repeals of, existing laws, regulations or governmental policy may change the way these customers do business and could cause the demand for and sales of our solutions to decrease. Any change in the scope of applicable regulations that negatively impacts our customers’ use of our solutions would have a material adverse impact on our business, results of operations and financial condition. Moreover, we may have to reconfigure our existing services or develop new services to adapt to new regulatory rules and policies which will require additional expense and time. Such changes could adversely affect our business, results of operations and financial condition.

As internet commerce develops, federal, state and foreign governments may propose and implement new taxes and new laws to regulate internet commerce, which may negatively affect our business.

As internet commerce continues to evolve, increasing regulation by federal, state or foreign governments becomes more likely. Our business could be negatively impacted by the application of existing laws and regulations or the enactment of new laws applicable to interactive marketing. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, and we may be unable to pass along those costs to our customers in the form of increased subscription fees. In addition, federal, state and foreign governmental or regulatory agencies may decide to impose taxes on services provided over the internet or via email. Such taxes could discourage the use of the internet and email as a means of commercial marketing, which would adversely affect the viability of our on-demand software.

Evolving regulations and standards concerning data privacy may restrict our customers’ ability to solicit, collect, process, disclose and use data necessary to conduct effective marketing campaigns and analyze the results or may increase their costs, which could harm our business.

Federal, state and foreign governments have enacted, and may in the future enact, laws and regulations concerning the solicitation, collection, processing, disclosure or use of personal information. Such laws and regulations may require companies to implement privacy and security policies, permit users to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personal information for certain purposes. Other proposed legislation could, if enacted, impose additional requirements and prohibit the use of certain technologies that track individuals’ activities on web pages or that record when individuals click through to an internet address contained in an email message. Such laws and regulations could restrict our customers’ ability to collect and use email addresses, page viewing data, and personal information, which may reduce demand for our solutions.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions.

To date, we have two U.S. patent applications and one international patent application pending. The process of seeking patent protection can be lengthy and expensive. Any of our pending or future patent applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all. We are unable to guarantee that additional patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect certain technologies may be breached and may not be adequate to protect our proprietary technologies. In addition, we depend, in part, on technology of third parties licensed to us for our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, reduced service levels or delayed sales of our solutions.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new solutions, and we cannot assure you that we could license that technology on commercially reasonable terms or at all. Although we do not expect that our inability to license this technology in the future would have a material adverse affect on our business or operating results, our inability to license this technology could adversely affect our ability to compete.

Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages, including treble damages if we are found to have willfully infringed a third party’s patents or copyrights;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our products;

•	require us to indemnify our customers or third-party service providers; or

•	require us to expend additional development resources to redesign our products.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use open source software, we may be required to re-engineer our products, discontinue the sale of our products or take other remedial actions.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our results of operations and financial condition.

We may in the future seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our application suite, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. In addition, we do not have any experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition.

We can provide no assurances that we will be able to find and identify desirable acquisition targets or that we will be successful in entering into an agreement with any one target. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

Changes in tax laws or regulations that are applied adversely to us or our customers could increase the costs of our on-demand software and professional services and adversely impact our business.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time. Those enactments could adversely affect our domestic and international business operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. These events could require us or our customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future customers may elect not to continue or purchase our on-demand software and professional services in the future. Additionally, new, changed, modified or newly interpreted or applied tax laws could increase our customers’ and our compliance, operating and other costs, as well as the costs of our on-demand software and professional services. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could adversely impact our business and financial performance.

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales. Any successful action by state, foreign or other authorities to collect additional or past sales tax could adversely harm our business.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our subscription services in various jurisdictions is unclear. We have recorded sales tax liabilities of $0.2 million as of June 30, 2012 with respect to sales and use tax liabilities in various states and local jurisdictions. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits with respect to states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our application or otherwise harm our business and operating results.

We file sales tax returns in certain states within the United States as required by law and certain customer contracts for a portion of the solutions that we provide. We do not collect sales or other similar taxes in other states and many of the states do not apply sales or similar taxes to the vast majority of the solutions that we provide. However, one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign or other authorities to compel us to collect and remit sales tax, use tax or other taxes, either retroactively, prospectively or both, could adversely affect our results of operations and business.

The loss of key members of our senior management team or software development personnel could prevent us from executing our business strategy.

Our success depends largely upon the continued services of our executive officers and other key personnel. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our services and technologies. We do not have long-term employment agreements with any of our key personnel. The loss of one or more of our key employees, including our engineering and technical staff, could seriously harm our business.

Competition for qualified personnel is intense and we may not be successful in attracting and retaining the key personnel that we need to compete effectively. The value of our common stock may adversely affect our efforts to motivate the performance of our key personnel. It may be difficult to retain those employees who have substantial in-the-money, vested options or other equity awards. Conversely, if options granted to our employees have exercise prices that are substantially above our then-current share price, it may be difficult to motivate and retain those employees. Additionally, if the market price of our common stock does not increase or declines, it may limit our ability to attract new employees with equity incentives.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy.

To execute our business strategy, we must attract and retain highly qualified personnel. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and difficulty in retaining highly skilled employees with appropriate qualifications.

Many of the companies with which we compete for experienced personnel have greater resources than we do. In addition, in making employment decisions, particularly in the software industry, job candidates often consider the value of the stock options or other equity incentives they are to receive in connection with their employment. Significant volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, changes to generally accepted accounting principles in the United States relating to the treatment of stock options as a company expense may discourage us from granting the size or type of stock-based compensation that job candidates require to join our company, and may result in our paying additional cash compensation or other stock-based compensation to job candidates to offset reduced stock option grants. If we fail to attract new personnel or fail to retain and motivate our current personnel, our growth prospects could be severely harmed.

Our international operations expose us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.

During 2010 and 2011, revenue generated outside of the United States and Canada was 11% and 10% of total revenue, respectively, based on the location of the legal entity of the customer with which we contracted. Our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates, particularly changes in the Canadian dollar, due to our compensation expenses payable in local currencies. Although a majority of our revenue and operating expenses is denominated in U.S. dollars and we prepare our financial statements in U.S. dollars, a portion of our expenses is paid in foreign currencies.

Our primary research and development operations are located in Toronto, Canada and Vienna, Virginia, but we conduct research and development in other international locations as well. We currently have international offices outside of North America in Singapore, the United Kingdom, Germany and Belgium, which focus primarily on selling and implementing our solutions in those regions. In the future, we may expand to other international locations. Our current international operations and future initiatives will involve a variety of risks, including:

•	localization of our services, including translation into foreign languages and adaptation for local practices;

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing labor regulations, especially in the European Union and Canada, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	more stringent regulations relating to data security and the unauthorized use of, or access to, commercial and personal information, particularly in the European Union and Canada;

•	reluctance to allow personally identifiable data related to non-U.S. citizens to be stored in databases within the United States, due to concerns over the U.S. government’s right to access information in these databases or other concerns;

•	changes in a specific country’s or region’s political or economic conditions;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	risks resulting from changes in currency exchange rates and the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control of the U.S. Department of the Treasury, and other trade protection regulations and measures;

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries;

•	limited or unfavorable intellectual property protection;

•	exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions; and

•	restrictions on repatriation of earnings.

We have limited experience in marketing, selling and supporting our products and services abroad. Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing operations in other countries will produce desired levels of revenue or profitability.

We have not engaged in currency hedging activities to limit risk of exchange rate fluctuations. Changes in exchange rates affect our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our stockholders’ equity.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, we have recently adopted and applied a new revenue recognition standard, which may in the future be subject to varying interpretations that could materially impact how we recognize revenue. Accounting for revenue from sales of subscriptions to software is particularly complex, is often the subject of intense scrutiny by the SEC, and will evolve as FASB continues to consider applicable accounting standards in this area.

For example, we recognize subscription revenue in accordance with Accounting Standards Update 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force, or ASU 2009-13 (formerly known as EITF 08-01). The American Institute of Certified Public Accountants and the SEC continue to issue interpretations and guidance for applying the relevant accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. As a result of future interpretations or applications of existing accounting standards, including ASU 2009-13, by regulators or our internal or independent accountants, we could be required to delay revenue recognition into future periods, which would adversely affect our operating results.

Certain factors have in the past and may in the future cause us to defer recognition for license fees beyond delivery. For example, the inclusion in our software arrangements of customer acceptance testing, specified upgrades or other material non-standard terms could require the deferral of license revenue beyond delivery.

Because of these factors and other specific requirements under accounting principles generally accepted in the United States for software revenue recognition, we must have very precise terms in our software arrangements in order to recognize revenue when we initially deliver software or perform services. Negotiation of mutually acceptable terms and conditions can extend our sales cycle, and we may accept terms and conditions that do not permit revenue recognition at the time of delivery.

The Investment Canada Act or the Competition Act (Canada) may apply to prevent or delay a change of control of our company.

Under the Investment Canada Act, any investment by a “non-Canadian” (which includes any entity which is not controlled or beneficially owned by Canadians) involving the direct acquisition of control of a “Canadian Business” is subject to review by the Investment Review Division of Industry Canada if, in the case of an investment by or from an investor from a state that is a member of the World Trade Organization, the asset value of the entity or entities being acquired is equal to or exceeds CDN$330 million (indexed annually to account for inflation). A “Canadian Business” is defined to comprise any business carried on in Canada that has:

•	a place of business in Canada;

•	one or more employees or self-employed individuals working in connection with the business; and

•	assets in Canada used in carrying out the business.

Based on this definition, we currently have a Canadian Business which is operated through our consolidated Canadian subsidiary, Eloqua Corporation. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. An investment by a non-Canadian involving the acquisition of control of a Canadian Business that does not meet the CDN$330 million threshold still requires the acquirer to make a formal notification under the Investment Canada Act within 30 days after closing.

The sale of our company may also be subject to formal pre-notification obligations under Canada’s Competition Act if certain thresholds are met. For acquisitions of more than 20% of the issued and outstanding shares of a public company, the thresholds are CDN$400 million for the combined size of the parties to the transaction and their affiliates, and CDN$77 million for the size of the target company. Independent of pre-notification obligations, the sale of our company may also raise competition law issues under the merger provisions of the Competition Act that could be scrutinized by the Canadian Commissioner of Competition.

The application of the Investment Canada Act or the Competition Act (Canada) could prevent or delay an acquisition of control of our company and may limit strategic opportunities for our stockholders to sell their common stock.

Risks Related to this Offering and Ownership of Our Common Stock

There has been no prior market for our common stock, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by us of negative conclusions about our internal controls and our ability to accurately report our financial results;

•	changes in operating performance and stock market valuations of software or other technology companies, or those in our industry in particular;

•	price and volume fluctuations in the trading of our common stock and in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business our industry;

•	changes in key personnel;

•	sales of common stock by us, members of our management team or our stockholders;

•	the granting or exercise of employee stock options or other equity awards;

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events; and

•	the realization of any risks described under “Risk Factors.”

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. In addition, our existing credit facilities prohibit us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in its value. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our amended and restated certificate of incorporation and bylaws, which will become effective upon the closing of this offering, include provisions that:

•	authorize “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;

•	create a classified board of directors whose members serve staggered three-year terms;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;

•	stockholder action by written consent will be prohibited;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors;

•	our board of directors will be expressly authorized to modify, alter or repeal our amended and restated bylaws; and

•	require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our amended and restated certificate of incorporation or amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to expand our marketing and sales and product development efforts or to make acquisitions. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund the expansion of our marketing and sales and research and development efforts or take advantage of acquisition or other opportunities, which could seriously harm our business and results of operations. If we incur debt, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

Our business is subject to changing regulations regarding corporate governance, disclosure controls, internal control over financial reporting and other compliance areas that will increase both our costs and the risk of noncompliance.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and the rules and regulations of the NASDAQ Stock Market. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and may also place undue strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Commencing with our fiscal year ending December 31, 2013, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner, particularly if material weaknesses or significant deficiencies persist.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act, if we take advantage of the exemption to auditor attestation required by Section 404(b) of the Sarbanes-Oxley Act available under the JOBS Act.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities, which would require additional financial and management resources.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports filed with the SEC, beginning for our fiscal year ending December 31, 2013 under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures or internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline.

In addition, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain appropriate levels of coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

If we fail to maintain proper and effective internal controls, our business and results of operations could be impaired.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act. Although we did not conduct a formal internal control audit, during the course of the audit of our financial statements for the year ended December 31, 2011, three deficiencies in internal control that were considered to be significant deficiencies were identified to our audit committee: (i) a lack of process and controls in place over the review of certain account reconciliations; (ii) a lack of a formal, documented review process over entries recorded into the accounting system; and (iii) inadequate procedures and controls over the timely processing of accounts payable and the related classification of expenses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention by those charged with an entity’s governance. Absent remediation, a significant deficiency adversely affects an entity’s ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity’s financial statements that is more than inconsequential will not be prevented or detected by the entity’s internal control. We are in the process of addressing each of the deficiencies identified to our audit committee. Our remediation to date has included the expansion and enhancement of our accounting resources and the addition of an internal audit resource. We are in the process of formalizing the monthly closing and reporting process and developing formal procedures for the review of the monthly reconciliations and journal entries. We cannot currently provide assurances about when the remediation efforts will be completed or that the steps taken will fully remediate the deficiencies identified above.

Further, the process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments. Our testing, or the subsequent testing by our independent auditors, may reveal additional deficiencies in our internal controls over financial reporting, including those deemed to be significant deficiencies or material weaknesses. If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our results of operations, our ability to operate our business, our stock price and investors’ views of us.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an “emerging growth company.” We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have more than $1.0 billion in annual revenues; (ii) the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities; (iii) the issuance, in any three-year period, by our company of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced reporting burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings and if we do, the information that we provide our security holders may be different than you might get from other public companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share after giving effect to this offering of $8.74 per share as of June 30, 2012, based on an assumed initial public offering price of $10.50 per share, the midpoint of the range set forth on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of any warrant, upon exercise of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Participants in our directed share program who have executed a lock-up agreement with the underwriters must hold their shares for a minimum of 180 days following the date of the final prospectus related to this offering and accordingly will be subject to market risks not imposed on other investors in the offering.

At our request, the underwriters have reserved up to 350,000 shares of the common stock offered hereby for sale to our directors, officers, employees and certain individuals associated with our company. Purchasers of these shares who have entered into a lock-up agreement with the underwriters will not, subject to exceptions, be able to offer, sell, contract to sell or otherwise dispose of or hedge any such shares for a period of 180 days after the date of the final prospectus relating to this offering, subject to certain specified extensions. As a result of such restriction, such purchasers may face risks not faced by other investors who have the right to sell their shares at any time following the offering (including other participants in the directed share program who have not executed a look-up agreement with the underwriters). These risks include the market risk of holding our shares during the period that such restrictions are in effect.

Future sales of shares of our common stock by existing stockholders could depress the market price of our common stock.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Upon completion of this offering, we will have outstanding approximately 32,037,514 shares of common stock, approximately 23,985,575 of which are subject to the 180-day contractual lock-up referred to above, assuming no exercise of the underwriters’ option to purchase additional shares. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. may permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements. See “Underwriting.”

After the lock-up agreements pertaining to this offering expire, and based on the 32,037,514 shares outstanding upon completion of this offering, an additional 23,985,575 shares of common stock will be eligible for sale in the public market, 19,815,499 of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, the 8,250,656 shares of common stock subject to outstanding options under our equity incentive plans and the 3,750,000 shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline substantially.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit your ability to influence corporate matters including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

We anticipate that our executive officers, directors, current five percent or greater stockholders and affiliated entities will together beneficially own approximately 67.5 percent of our common stock outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including financing the development of new solutions, marketing and sales activities and capital expenditures. We may use a portion of the net proceeds to us to expand our current business through acquisitions of other businesses, products and technologies. Until we use the net proceeds from this offering, we plan to invest them, and these investments may not yield a favorable rate of return. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts cover our company, the trading price for our stock would be negatively impacted. If one or more of the analysts who covers us downgrades our stock or publishes incorrect or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, or downgrades our common stock, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the plural or negative of these terms or other comparable terminology. These statements are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition.

You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include those listed under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from those expressed or implied by any forward-looking statements. Forward-looking statements in this prospectus include, among others, statements regarding:

•	our ability to achieve or maintain consistent profitability in the future;

•	general economic conditions and the conditions in our industry;

•	the RPM market;

•	competition in our industry and innovation by our competitors;

•	our failure to anticipate and adapt to future changes in our industry;

•	uncertainty regarding our solution innovations;

•	adverse developments concerning our relationships with existing customers;

•	the increased expenses and administrative workload associated with being a public company; and

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including Forrester Research, Inc., Gartner, Inc., or Gartner, and IDC. Industry surveys, publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.

The Gartner report described herein, “Forecast: Software as a Service, All Regions, 2010-2015, 1H12 Update,” Sharon A. Mertz, Chad Eschinger, Tom Eid, Chris Pang, Hai Hong Swinehart, Yanna Dharmasthira, Laurie F. Wurster, Tsuyoshi Ebina, Akimasa Nakao, March 13, 2012, which we refer to as the Gartner Report, represents data, research opinions or viewpoints published, as part of a syndicated subscription service, by Gartner. The Gartner Report speaks as of its original publication date and not as of the date of this prospectus.

We do not know what assumptions regarding general economic growth were used in preparing the forecasts and projections we cite. Statements as to our market position are based on recently available data. While we are not aware of any misstatements regarding industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us of the sale of the common stock offered by us will be approximately $65.5 million, based on an assumed initial public offering price of $10.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses paid or payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate the net proceeds payable to us will be approximately $77.2 million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.50 would increase (decrease) the net proceeds to us from this offering by $6.5 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering as follows:

•	approximately $1.9 million for the repayment of indebtedness under our term loan, which bears interest at a rate of prime plus 1.5% (4.75% as of June 30, 2012), and has a maturity date of September 1, 2014; and

•	the balance to fund working capital and other general corporate purposes, including marketing and sales activities, research and development and general and administrative expenses.

We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present understandings, commitments or agreements to enter into any such acquisitions or investments.

The amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, and the level of our product development and our marketing and sales activities. Our management has discretion over many of these factors. Therefore, we are unable to estimate the amount of net proceeds from this offering that will be used for any of the purposes described above. Our management will have broad discretion over the uses of the net proceeds from this offering. Pending the above uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities, such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. In addition, we are currently prohibited by our credit agreement from paying cash dividends without the prior written consent of the lender. Subject to the foregoing, our board of directors will have discretion in determining whether to declare or pay dividends, which will depend upon our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and do not anticipate paying any dividends in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2012, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the issuance of an aggregate of 3,577,554 shares of our common stock upon the exchange of each outstanding exchangeable common share of Eloqua Corporation for one share of our common stock in connection with this offering, as described in “Description of Capital Stock—Exchangeable Common Shares,” (ii) the conversion of all outstanding shares of our preferred stock into 19,828,150 shares of common stock immediately prior to the completion of this offering; and (iii) the conversion, but not the exercise, of all outstanding warrants to purchase shares of our Series C preferred stock into warrants to purchase an aggregate of 67,500 shares of common stock upon completion of this offering; and

•	on a pro forma as adjusted basis to give effect to the pro forma adjustments listed above, the exercise of options to purchase 99,062 shares of common stock at an exercise price of $1.00 per share by one selling stockholder in connection with this offering, our sale in this offering of 7,000,000 shares of common stock based on an assumed initial public offering price of $10.50 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and our payment of debt as described in “Use of Proceeds.”

You should read the following table in conjunction with our consolidated financial statements and related notes and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of June 30, 2012
			Pro Forma as
	Actual	Pro Forma	Adjusted(1)
	(dollars in thousands)

Cash and cash equivalents	$5,005	$5,005	$70,728

Current portion of long-term debt	$833	$833	$—

Long-term debt, net of current portion	1,042	1,042	—
Preferred stock warrants	427	—	—
Redeemable convertible preferred stock:
Series A preferred stock, $0.0001 par value, 12,124,650 shares authorized, issued and outstanding at June 30, 2012, and no shares outstanding pro forma or pro forma as adjusted	43,770	—	—
Series B preferred stock, $0.0001 par value, 17,678,926 shares authorized, issued and outstanding at June 30, 2012 and no shares outstanding pro forma or pro forma as adjusted	63,821	—	—
Series C preferred stock, $0.0001 par value, 21,483,563 shares authorized and 19,766,821 issued and outstanding at June 30, 2012, and no shares outstanding pro forma or pro forma as adjusted	71,358	—	—
Stockholders’ deficit:
Eloqua, Inc. stockholders’ deficit:
Common stock, $0.0001 par value, 90,000,000 shares authorized, 1,532,748 shares issued and outstanding at June 30, 2012, and 24,938,452 shares outstanding pro forma and 32,037,514 shares outstanding pro forma as adjusted	—	2	3
Additional paid-in capital	—	181,336	246,889
Accumulated deficit	(190,507)	(190,507)	(190,507)

Total Eloqua, Inc. stockholders’ (deficit) equity	(190,507)	(9,169)	56,385

Noncontrolling interest	1,962	—	—

Total stockholders’ (deficit) equity	(188,545)	(9,169)	56,385

Total capitalization	$(8,127)	$(8,127)	$56,385

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $10.50 per share of our common stock would increase (decrease) our pro forma as adjusted cash and cash equivalents by $6.5 million, after deducting the estimated underwriters’ discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our net tangible book value as of June 30, 2012 was $(9.6) million, or $(6.26) per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2012. Our pro forma net tangible book value as of June 30, 2012 was $(9.2) million, or $(0.37) per share of common stock, based on 24,938,452 shares of common stock outstanding after giving effect to (i) the issuance of an aggregate of 3,577,554 shares of our common stock upon the exchange of each outstanding exchangeable common share of Eloqua Corporation for one share of our common stock in connection with this offering, as described in “Description of Capital Stock—Exchangeable Common Shares,” and (ii) the conversion of all outstanding shares of our preferred stock into 19,828,150 shares of common stock immediately prior to the completion of this offering.

After giving effect to the sale by us of 7,000,000 shares of common stock in this offering based on the assumed initial public offering price of $10.50 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2012 would have been approximately $56.3 million, or approximately $1.76 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $2.13 per share to our existing stockholders and an immediate dilution of approximately $8.74 per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$10.50
Net tangible book value per share as of June 30, 2012	$(6.26)
Increase per share attributable to conversion of preferred stock and exchange of exchangeable common shares	5.89

Pro forma net tangible book value per share as of June 30, 2012	(0.37)
Increase per share attributable to this offering	2.13

Pro forma as adjusted net tangible book value per share after this offering		1.76

Dilution in pro forma net tangible book value per share to new investors		$8.74

A $1.00 increase (decrease) in the assumed initial public offering price of $10.50 would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.20 per share and the dilution to new investors by $0.20 per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2012, the differences between the number of shares purchased from us, the total consideration paid to us in cash and the average price per share that existing stockholders and new investors paid. The calculation below is based on the assumed initial public offering price of $10.50 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share
			(in millions)

Existing stockholders	25,037,514	78.2%	$46.1	38.6%	$1.84
New investors	7,000,000	21.8%	$73.5	61.4%	$10.50

Totals	32,037,514	100.0%	$119.6	100.0%	$3.73

A $1.00 increase (decrease) in the assumed initial public offering price of $10.50 would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $7.0 million, $7.0 million, and $0.22, respectively, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and without deducting the estimated underwriting discounts and commissions and other expenses of the offering.

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own 75.3% and our new investors would own 24.7% of the total number of shares of our common stock outstanding after this offering.

Sales by selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 24,037,514 shares of common stock, or 75.0% of the total number of shares of our common stock outstanding after this offering.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial and other data as of the dates and for the periods indicated. The selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of operations data presented below for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data presented below as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this prospectus. Our consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data presented below as of June 30, 2012 have been derived from unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such consolidated financial data. Historical results are not necessarily indicative of the results to be expected for future periods and operating results for the six-month period ended June 30, 2012 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2012. This selected consolidated financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

						Six Months
	Years Ended December 31,					Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue:
Subscription and support	$17,496	$28,468	$37,543	$47,225	$63,222	$28,871	$39,403
Professional services	3,440	4,402	3,415	3,574	8,126	2,821	5,610

Total revenue	20,936	32,870	40,958	50,799	71,348	31,692	45,013

Cost of revenue:
Subscription and support	2,501	3,536	6,423	9,569	12,330	5,887	7,029
Professional services	3,791	5,702	5,284	6,980	10,718	4,729	5,500

Total cost of revenue	6,292	9,238	11,707	16,549	23,048	10,616	12,529

Gross profit	14,644	23,632	29,251	34,250	48,300	21,076	32,484

Operating expenses:
Research and development	5,627	7,499	8,607	10,363	11,679	5,507	6,572
Marketing and sales	16,187	21,632	17,321	22,147	29,481	13,713	17,518
General and administrative	6,987	7,007	7,348	7,879	12,208	4,785	9,975
Litigation settlement(1)	—	—	—	—	—	—	3,500

Total operating expenses	28,801	36,138	33,276	40,389	53,368	24,005	37,565

Loss from operations	(14,157)	(12,506)	(4,025)	(6,139)	(5,068)	(2,929)	(5,081)
Other income (expense), net	259	60	(107)	(241)	(707)	(414)	(110)

Loss before income tax benefit (expense)	(13,898)	(12,446)	(4,132)	(6,380)	(5,775)	(3,343)	(5,191)
Income tax benefit (expense)	99	—	(81)	4,869	(378)	(154)	(268)

Net loss	(13,799)	(12,446)	(4,213)	(1,511)	(6,153)	(3,497)	(5,459)
Accretion of redeemable preferred stock	(2,649)	(4,970)	(4,970)	(14,815)	(89,659)	(70,325)	(17,845)

Net loss attributable to common stockholders	$(16,448)	$(17,416)	$(9,183)	$(16,326)	$(95,812)	$(73,822)	$(23,304)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(3,803.01)	$(162.31)	$(36.55)	$(40.17)	$(116.74)	$(107.12)	$(18.45)

Weighted average common shares outstanding, basic and diluted	4,325	107,304	251,246	406,402	820,734	689,170	1,262,916

Pro forma net loss per share attributable to common stockholders, basic and diluted					$(0.25)		$(0.22)

Pro forma weighted average common shares outstanding, basic and diluted					24,275,338		24,668,620

	As of December 31,					As of June 30,
	2007	2008	2009	2010	2011	2011	2012
				(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,623	$6,821	$8,140	$7,549	$7,240	$8,413	$5,005
Working capital, excluding deferred revenue	18,102	14,657	14,028	19,195	17,648	15,999	14,980

Total assets	25,401	22,767	23,853	36,755	41,505	34,615	37,534
Debt, current portion	807	760	211	446	834	749	833
Deferred revenue	7,092	15,604	16,399	26,601	29,970	26,813	30,855
Long-term debt, net of current portion	856	315	2,174	2,375	1,458	1,901	1,042
Redeemable convertible preferred stock	46,690	51,661	56,631	71,446	161,104	141,771	178,949
Stockholders’ deficit	(34,248)	(50,573)	(58,761)	(73,743)	(167,297)	(146,592)	(188,545)

(1)	This amount relates to the settlement of a patent litigation matter in July 2012. See note 5 to our consolidated financial statements for the period ended June 30, 2012 for a description of the settlement.

(2)	See note 2 to our consolidated financial statements for a description of the method to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share attributable to common stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading provider of on-demand RPM software solutions that are designed to enable businesses to accelerate revenue growth and improve revenue predictability by automating, monitoring and measuring their complex marketing and sales initiatives. Our set of RPM solutions, which we refer to as the Eloqua Platform, is a SaaS platform integrating our leading marketing automation software with our revenue performance analytics suite. Marketing and sales professionals use the Eloqua Platform to move prospective buyers more efficiently through the marketing and sales funnel, identify and predict the drivers of revenue, provide insights about marketing and sales programs to senior management and more tightly align marketing and sales teams to optimize resource allocation and drive revenue growth.

We sell subscriptions to our on-demand software and services primarily through our direct sales force. Our direct sales force is comprised of a group of enterprise sales professionals who sell our solutions to larger companies and a group of SMB sales professionals who sell our solutions to smaller companies. We also continue to market and sell to existing customers, who may renew their subscriptions, increase the use of our system over time, add functionality and broaden the deployment of our solutions across their organizations. Our solutions can be used in substantially all industry vertical segments, and a significant number of our current customers are in the technology, software and entertainment industries. For 2010, 2011 and the six months ended June 30, 2012, no single customer accounted for more than 2% of our revenue and our 10 largest customers accounted for less than 11% of our revenue.

We derive most of our revenue from subscriptions to our on-demand software and related subscription-based services. Subscription and support revenue accounted for 93.0%, 88.6% and 87.5% of our total revenue during the years ended December 31, 2010, 2011, and the six months ended June 30, 2012, respectively. Subscription and support revenue is driven primarily by the number of customers we have, the number of prospective buyer profiles our customers manage with the Eloqua Platform, and the levels of service for which they contract. To date, revenue generated from our Marketing Automation Platform has been, and we expect will continue to be for the foreseeable future, the primary driver of our subscription and support revenue. We have only recently begun to sell, and currently have a limited customer base with respect to, our Revenue Suite product. We believe that revenue associated with our Revenue Suite product will grow as revenue performance management gains further market acceptance.

Professional services revenue accounted for 7.0%, 11.4% and 12.5% of our total revenue during the years ended December 31, 2010, 2011 and the six months ended June 30, 2012, respectively. We derive our professional services revenue primarily from services provided in connection with the onboarding of new customers onto the Eloqua Platform, including implementation and integration with our customers’ sales automation and other marketing systems, as well as educating the customer on optimal use of our solutions.

Our revenue growth has been driven by the addition of new customers and additional revenue from existing customers offset by reductions resulting from the non-renewal of subscriptions from existing customers. We generate the majority of our revenue in the United States and Canada. Our revenue from outside the United States and Canada as a percentage of total revenue was 10.8%, 10.4% and 13.5% for the years ended December 31, 2010, 2011 and the six months ended June 30, 2012, respectively.

We have focused on growing our business to pursue the significant market opportunity we see for our products and services, and we plan to continue to invest in building for growth. As a result, we expect our cost of revenue and operating expenses will increase in future periods. Marketing and sales expenses are expected to increase, as we continue to expand our direct sales teams, increase our marketing activities, and grow our international operations. Research and development expenses are expected to increase as we continue to improve and expand our existing solutions and develop new solutions. We also believe that we must invest in maintaining a high level of client service and support as we consider it critical for our continued success. We plan to continue our policy of implementing best practices across our organization, expanding our technical operations and investing in our network infrastructure and services capabilities in order to support continued future growth. We also expect to incur additional general and administrative expenses as a result of both our growth and transition to becoming a public company.

Key Metrics

We regularly review a number of metrics to evaluate growth trends, measure our performance, formulate financial projections and make strategic decisions. We discuss revenue, gross margin, the components of operating income and margin and net cash provided by operating activities below under “—Basis of Presentation,” and we discuss our other key metrics, Net Dollar Retention Rate and Adjusted EBITDA, below.

Net Dollar Retention Rate

We disclose Net Dollar Retention Rate as a supplemental measure of our organic revenue growth. We believe Net Dollar Retention Rate is an important metric that provides insight into the long-term value of our subscription agreements and our ability to retain, and grow revenue from, our existing customers.

Net Dollar Retention Rate is a measurement, expressed as a percentage, of the aggregate contracted minimum subscription revenue normalized to a monthly basis of our customer base, or Implied Monthly Recurring Revenue, as of the first day of a 12-month period in relation to that of the same customer base as of the last day of such 12-month period. Our Net Dollar Retention Rate metric is calculated by dividing (a) Implied Monthly Recurring Revenue at the end of a 12-month fiscal period by (b) Implied Monthly Recurring Revenue at the beginning of the same 12-month fiscal period. Our Net Dollar Retention Rate exceeded 100% for each of the 12-month periods ended December 31, 2010 and 2011 and for the 12-month period ended June 30, 2012.

Adjusted EBITDA

We disclose Adjusted EBITDA, which is a non-GAAP measure, because we believe this metric assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. We believe this metric is used in the financial community, and we present it to enhance investors’ understanding of our operating performance and cash flows. You should not consider Adjusted EBITDA as an alternative to net income (loss), determined in accordance with U.S. GAAP, as an indicator of operating performance, or as an alternative to cash provided by operating activities, determined in accordance with U.S. GAAP, as an indicator of our cash flow.

We use Adjusted EBITDA to evaluate our performance relative to that of our peers. We prepare Adjusted EBITDA to eliminate the impact of additional items we do not consider indicative of ongoing operating performance. However, Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States, or U.S. GAAP, and this metric may not be comparable to similarly titled measures of other companies. Adjusted EBITDA represents net income (loss) before interest expense (income), income tax expense (benefit), depreciation and amortization and certain other items, including: (i) certain stock option-based and other equity-based compensation expenses; (ii) foreign currency transaction gains or losses; (iii) changes in fair value of our preferred stock warrant liabilities; and (iv) those deemed extraordinary, unusual, non-recurring or otherwise not indicative of our core business operations. For a further discussion of Adjusted EBITDA, including a reconciliation of net income (loss) to Adjusted EBITDA, see footnote 5 under the heading “Prospectus Summary—Summary Consolidated Financial Data” elsewhere in this prospectus.

Basis of Presentation

Sources of Revenue

Subscription and Support Revenue

We derive our subscription and support revenue from subscriptions to our on-demand marketing automation and revenue performance management solutions. We generally sell one and two year contracts, and we typically bill in advance either annually, semi-annually or quarterly. Pricing for our on-demand software is principally based on the number of prospective buyer profiles a customer manages with the Eloqua Platform and by product configuration. Customers can also subscribe to related product add-ons, such as sales enablement tools. Our three primary product configurations of the Eloqua Platform are Eloqua Enterprise, Eloqua Team and Eloqua Express. All product configurations are delivered on the Eloqua Platform, which enables us to leverage development and customer support dollars by providing the functionality required by any type of customer on a single platform. Our Enterprise product is targeted at the large enterprise market, and includes the full functionality of our platform, including more sophisticated targeting and more robust consolidated reporting, as well as premier support. Our Team product, which is targeted at mid-market and smaller enterprises, has many of the same features as the Enterprise product, but does not include some of the advanced features required by larger organizations. Our Express product is targeted at the SMB market, and has more basic functionality. By pricing based upon the number of prospective buyer profiles managed by the Eloqua Platform, our subscription and support revenue from a given customer generally increases as the customer’s database of profiles grows. Subscription fees are subject to periodic adjustment to the extent the number of buyer profiles under management is larger than estimated or increases.

Customer contracts are typically non-cancellable for a minimum period that ranges in length from one to two years. The arrangements with customers do not provide customers with the right to take possession of the software supporting the on-demand application service at any time. We generally recognize revenue from subscriptions ratably over the term of the agreement. We also offer our customers premium product support beyond the standard support that is included in the base subscription. We primarily recognize customer support revenue ratably over the term of the subscription.

Professional Services Revenue

We offer our customers assistance in implementing our solutions, deploying the Eloqua Platform and optimizing its use. Professional services include application configuration, system integration, business process re-engineering and mapping and data migration. Services are typically provided either on a time-and-materials basis for larger projects, or on a fixed-fee basis for smaller projects. These services are generally purchased as part of the subscription arrangement and are typically performed within the first several months of the arrangement. Since 2011, the revenue associated with professional services has typically been recognized as the services are delivered, while prior to 2011 the revenue associated with these services was recognized over the life of the subscription. See “—Critical Accounting Policies and Estimates—Revenue Recognition” below and note 2 to our consolidated financial statements for a discussion of these changes.

We also provide other services for our customers which include consultative and training services. These services are either performed directly by us or through third-party service providers that we hire. The revenue associated with these services is generally recognized as the services are delivered.

Cost of Revenue

Cost of Subscription and Support Revenue

Cost of subscription and support revenue primarily consists of direct personnel and related costs, including salaries and bonuses, benefits and payroll taxes, and stock based compensation, as well as contract labor of departments managing the Eloqua Platform and database environment and providing technical support. Additionally, these costs include software license fees and amortization expenses associated with capitalized software hosting costs and depreciation expenses associated with computer equipment such as servers. In addition, we allocate a portion of overhead including rent, IT costs, and depreciation and amortization to cost of revenue based on headcount. Expenses related to the depreciation associated with computer equipment, hosting and software license fees are affected by the number of customers using our on-demand software and the size of their respective prospective buyer profile databases, the complexity of their marketing needs and the volume of transactions processed. We plan to continue to significantly expand our capacity and to implement more robust redundancy measures to support our growth, which will result in higher cost of subscription revenue in absolute dollars, but which we expect will keep the cost of subscription revenue as a percentage of revenue roughly the same as it is currently for the foreseeable future.

Cost of Professional Services Revenue

Cost of professional services revenue primarily consists of personnel and related costs, allocated overhead, user conferences, and third party contractors employed to carry out our SmartStart onboarding program as well as other business process or custom services. When we perform our services, we often supplement our internal resources with third party partners. Expenses incurred from these partners is deferred and amortized to correspond with the revenue from fees we receive for our services.

The cost of client services may fluctuate from quarter to quarter based on the number of customers that are in the process of implementation, and also based on the extent to which the services are implemented by us or a third party. We may experience large fluctuations in amortized expenses from quarter to quarter when we engage in large services contracts but generally our costs of services, mainly from our SmartStart onboarding program, will show a steady increase along with our growth. Our costs associated with providing professional services are significantly higher as a percentage of revenue than our cost of subscription revenue due to the labor costs associated with providing professional services.

At the end of 2008, in response to the onset of difficult economic times, we made a decision to reduce our investment in our professional services personnel and serve the majority of clients’ professional service needs through various partners that we trained and certified. While this led to an erosion of the margin of those services, it also helped to accelerate the growth of our network of partners. These partners are organizations that are actively providing services to marketing departments and, in addition to performing services on our behalf, they often discover new sales opportunities for our solutions. During 2010 and 2011, as the economy improved and our volume of new business transactions increased, we made the decision to re-invest in our professional services organization such that an increasing percentage of our clients’ professional service needs would be performed by us rather than third parties. As our business has grown substantially, we anticipate the volume of professional services subcontracted to our partners will remain materially unchanged and the increased demand will be fulfilled by our own personnel. As a result, we expect cost of professional services revenue to decrease over time as a percentage of professional services revenue.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel and related expenses for our research and development and product management staffs, including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party contractors; and allocated overhead. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred. We evaluate certain software development costs to determine if they should be capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. To date, the period between achieving technological feasibility and general availability of such software has been short and software costs qualifying for capitalization have been immaterial. Accordingly, we have not capitalized any software development costs.

We have focused our research and development efforts on continuously improving our platform, including feature innovation as well as platform extension. We believe that our research and development activities are efficient, because we benefit from maintaining a single software code base. We expect research and development expenses to increase in absolute dollars as we add new functionality to the platform. No capitalization of these expenses has occurred to date.

Marketing and Sales

Marketing and sales expenses consist primarily of personnel and related expenses for our marketing and sales staff, including salaries, bonuses, stock-based compensation, benefits and commissions as well as allocated overhead of facilities and IT. It also includes program costs for campaigns, field marketing, partner marketing, corporate communications, online marketing, product marketing and other content and brand-building activities. Sales commissions on subscription services and professional services are recorded as prepaid expenses once an order is booked and the customer is activated on the Eloqua Platform. The expense for these commissions is recognized over the term of the subscription period or over the period that the professional services revenue is recognized.

We intend to continue to invest in marketing and sales in order to increase awareness of both RPM and marketing automation and to acquire new customers. We expect spending in these areas to increase in absolute dollars as we continue to expand our business both domestically and internationally. We expect marketing and sales expenses to continue to be among the most significant components of our operating expenses.

General and Administrative

General and administrative expenses consist primarily of personnel and related expenses for administrative, finance, information technology, or IT, legal and human resource staffs, including salaries, benefits, bonuses and stock-based compensation; professional fees; insurance premiums; and other corporate expenses.

We expect our general and administrative expenses to increase as we continue to expand our operations, hire additional personnel and transition from being a private company to a public company. In transitioning to a public company, we expect to incur increased expenses related to increased outside legal counsel assistance, accounting and auditing activities, compliance with SEC requirements and enhancing our internal control environment through the adoption and administration of new corporate policies.

Other Income (Expense)

Other income (expense) primarily consists of interest income and interest expense. Interest income represents interest received on our cash and cash equivalents. Interest expense is associated with our outstanding long-term debt and capital leases. Our capital lease obligations ended on December 31, 2011. In addition, other income (expense) includes changes in the fair value of preferred stock warrant liabilities.

Critical Accounting Policies and Estimates

Our financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with generally accepted accounting principles in the United States. Our significant accounting policies are more fully described under the heading “Significant Accounting Policies” in note 2 of the notes to the consolidated annual financial statements included elsewhere in this prospectus. However, we believe the accounting policies described below are particularly important to the portrayal and understanding of our financial position and results of operations and require application of significant judgment by our management. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of revenue, operating expenses, other income and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between our estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

Revenue Recognition

We derive our revenue from two sources: (i) subscription and support revenue, which is comprised of subscription fees from customers accessing our on demand application service, customer support beyond the standard support that is included in the basic subscription fee and other subscription-based services; and (ii) other professional service revenue, which is comprised of installation and deployment services and other non-subscription services, which include our user conferences. We provide our on-demand application as a service and follow the provisions of FASB ASC Subtopic 605-25, Revenue Recognition—Multiple Element Arrangements. We recognize revenue when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) the service has been provided to the customer; (iii) the collection of the fees is reasonably assured; and (iv) the amount of fees to be paid by the customer is fixed or determinable. Our arrangements do not contain general rights of return.

We enter into arrangements with multiple deliverables that generally include subscription, support and professional services.

Prior to January 1, 2011, the deliverables in multiple-deliverable arrangements were accounted for separately if the delivered items had standalone value and there was objective and reliable evidence of fair value for the undelivered items. If the deliverables in a multiple-deliverable arrangement could not be accounted for separately, the total arrangement fee was recognized ratably as a single unit of accounting over the contracted term of the subscription agreement. A significant portion of our multiple-deliverable arrangements were accounted for as a single unit of accounting because we did not have objective and reliable evidence of fair value for certain of our deliverables. Additionally, in these situations, we deferred the direct costs of a professional service arrangement and amortized those costs over the same period as the professional services revenue is recognized.

In October 2009, the FASB issued ASU 2009-13, which amended the previous multiple-deliverable arrangements accounting guidance. Pursuant to the new guidance, objective and reliable evidence of fair value of the deliverables to be delivered is no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price. The new guidance also eliminates the use of the residual method.

Under the new accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, we account for each deliverable separately. Subscription services have standalone value as such services are often sold separately. In determining whether professional services have standalone value, we consider, for each professional services agreement, the availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. To date, we have concluded that all of the professional services included in multiple-deliverable arrangements executed have standalone value.

Under the new accounting guidance, when multiple deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. We determine the relative selling price for a deliverable based on its vendor-specific objective evidence of selling price, or VSOE, if available, or our best estimate of selling price, or BESP, if VSOE is not available. We have determined that third-party evidence, or TPE, is not a practical alternative due to the unique nature and functionality of our service offering. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

We are not able to demonstrate VSOE of selling price with respect to our subscription services. We do not have sufficient instances of separate sales of subscriptions nor are we able to demonstrate sufficient pricing consistency with respect to such sales. Therefore, we have determined the best estimated selling price based on the following:

•	Expected discounts from the list price for each service offering, which represents a component of our current go-to-market strategy, as established by senior management taking into consideration factors such as the competitive and economic environment.

•	An analysis of the historical pricing with respect to both of our bundled and standalone subscription arrangements.

We have established VSOE of selling price for our professional services based on an analysis of separate sales of such services.

Subscription and support revenue is recognized ratably over the contract terms beginning on the activation date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Prior to the adoption of ASU 2009-13, fees for consulting services that did not qualify for separate accounting because VSOE or TPE of fair value did not exist, were recognized ratably over the remaining term of the subscription contract.

Consulting services, including professional services and training have stand alone value from the related subscription services. Following the adoption of ASU 2009-13, professional services revenue is recognized as the services are performed. Training revenue is recognized after the service has been performed.

Revenue related to our user conferences is recognized upon completion of the user conference.

Deferred Revenue

Deferred revenue consists of billings or payments received in advance of revenue recognition from our subscriptions, professional services and other services described above and are recognized as revenue when all of the revenue recognition criteria are met. For subscription arrangements, we generally invoice our customers in quarterly, semi-annual or annual installments. Accordingly, the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. The portion of deferred revenue that we anticipate will be recognized after the succeeding 12-month period is recorded as non-current deferred revenue and the remaining portion is recorded as current deferred revenue.

Deferred Commissions and Subcontractor Costs

We defer sales commissions paid to our sales force that are direct and incremental costs associated with non-cancelable subscription contracts with customers. We generally pay commissions in the periods we receive payment from the customer under the associated subscription agreement. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. Commissions are deferred and amortized to sales expense over the non-cancelable terms of the related subscription contracts with our customers, which are typically 12 to 24 months.

During the six months ended June 30, 2012, we deferred $1.1 million of commission expenditures and we amortized $1.5 million to sales expense. During the same period in 2011, we deferred $1.2 million of commission expenditures and we amortized $1.1 million to sales expense. Deferred commissions on our consolidated balance sheet totaled $1.9 million at June 30, 2012 and $2.2 million at December 31, 2011.

When subcontractors are used to provide all or a portion of our professional services, we defer the direct and incremental subcontracting costs and amortize those costs over the same period that the professional service revenue is recognized. During the six months ended June 30, 2012, we deferred $0.7 million of subcontracting costs and we amortized $1.2 million to cost of revenue. During the same period in 2011, we deferred $1.2 million of subcontracting costs and we amortized $1.6 million to cost of revenue. Deferred subcontracting costs on our consolidated balance sheet totaled $0.1 million at June 30, 2012 and $0.6 million at December 31, 2011.

Allowance for Doubtful Accounts

On a quarterly basis, we evaluate the need to establish an allowance for doubtful accounts, by analyzing the likelihood of receiving customer payments. Our evaluation and analysis include a specific identification and review of all outstanding accounts receivable balances, review of our historical collection experience with each customer, and any specific facts and circumstances that may indicate that a specific customer receivable is not collectible. We make judgments as to our ability to collect outstanding receivables and establish an allowance when collection becomes doubtful.

Accounting for Stock-Based Compensation

We account for stock-based awards granted to employees and directors by recording compensation expense based on the awards’ estimated fair values. We expect that our expense related to stock-based compensation will increase over time.

We estimate the fair value of our stock-based awards as of the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards under this model requires judgment, including estimating the value per share of our common stock adjusted for our status as a private company, estimated volatility, expected term of the awards, estimated dividend yield and the risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, based on management’s judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

The determination of the estimated value per share of our common stock is discussed below. We use the average volatility of similar publicly traded companies to determine our estimated volatility. For purposes of determining the expected term of the awards in the absence of sufficient historical data relating to stock-option exercises for our company, we apply a simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. The risk-free interest rate for periods within the expected life of an award, as applicable, is based on the U.S. Treasury yield curve in effect during the period in which the award was granted. Our estimated dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

Once we have determined the estimated fair value of our stock-based awards, we recognize the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line method. We estimate forfeitures based upon our historical experience and, at each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

We calculated the fair value of options granted using the Black-Scholes pricing model with the following weighted average assumptions:

				Six Months
	Years Ended December 31,			Ended June 30,
	2009	2010	2011	2012

Estimated volatility	76.0%	62.3%	58.5%	58.1%
Estimated dividend yield	0.0%	0.0%	0.0%	0.0%
Estimated term (years)	6.1	6.1	6.1	6.0
Risk-free rate	2.2%	1.9%	1.9%	1.6%

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock

Given the absence of an active market for our common stock, our board of directors is required to estimate the fair value of our common stock at the time of each grant of stock-based awards. Beginning with the fourth quarter of 2007, our management has regularly commissioned Timan LLC, or Timan, an independent third party valuation firm, to prepare contemporaneous valuation analyses near the time of each grant to assist our board of directors in this determination. In general, our board of directors received a draft of the Timan valuation report prior to the board meeting at which options were to be granted. At the meeting, the board of directors would consider the draft report, and following the meeting, the valuation report would be finalized after taking into account any corrections or updates requested by the board of directors. The board of directors considered the Timan valuation reports along with other relevant objective and subjective factors it deemed important in each valuation, exercising significant judgment and reflecting the board of director’s best estimates at the time. These factors included:

•	independent third-party valuations performed by Timan contemporaneously or within a short period of time of the grant date, as applicable;

•	the nature and history of our business;

•	our operating and financial performance;

•	general economic conditions and the specific outlook for our industry;

•	significant new customer wins by us and by our competitors and our competitive position in general;

•	the lack of liquidity for our non-publicly traded common stock;

•	the market price of companies engaged in the same or similar lines of business whose equity securities are publicly traded in active trading markets;

•	the differences between our preferred and common stock in terms of liquidation preferences, conversion rights, voting rights and other features; and

•	the likelihood of achieving different liquidity events or remaining a private company.

We have performed the valuations of our common stock in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” We have used the Probability-Weighted Expected Return Method, or PWERM, to estimate the fair value of our common and preferred stock. This valuation method was considered to be the most appropriate given the status of our business. Under the PWERM method, management assigned probabilities and timing estimates to potential liquidity events for our business based on a variety of factors, including primarily our recent operating history, the amount of cash held by us, and our business outlook. Four principal scenarios were examined: (1) an initial public offering, or IPO, scenario; (2) a merger, acquisition or sale, or M&A, scenario; (3) dissolution or liquidation scenario and (4) a no exit scenario in which the company continues to operate as a private entity. For each valuation date, we prepared a financial forecast to be used in the computation of the enterprise value. The financial forecasts took into account our past experience and future expectations.

For each of the scenarios, we have applied one or more of the following generally accepted valuation approaches: (1) the market-based approach; (2) the asset approach and (3) the income approach. To arrive at the enterprise value under the M&A and IPO scenarios, we used a market-multiple approach, which measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. In our case, we focused on comparing our company to publicly traded comparable companies, or our benchmarked companies, for the IPO scenario. We analyzed the business and financial profiles of the selected companies for relative similarity to us, and once such differences and similarities were determined and proper adjustments were made, we selected an appropriate enterprise value multiple.

When considering which companies to include in our benchmarked companies, we focused on two sets of companies based in the United States: (1) publicly traded software companies that primarily deliver software using the SaaS business model similar to ours and (2) competitors that deliver marketing automation and revenue performance management applications and solutions. As the benchmarked companies have either a similar business model to us, delivering SaaS solutions, or compete for similar customers, we believe our cost structures are similar. The selection of benchmarked companies requires us to make judgments as to the comparability of these companies to us. While the benchmarked companies are generally larger than us in terms of total revenue and assets, several of the companies, like us, are in the investment and growth stage and have experienced operating losses while they have been growing their businesses. Also, several of the comparable companies completed initial public offerings in recent years. The selection of benchmarked companies changes over time based on whether we believe the selected companies remain comparable to us. Based on these considerations, we believe that the companies we selected are a representative group for purposes of performing valuations.

For the M&A scenario, the future enterprise value was estimated using projected revenue and revenue multiples estimated from private companies that have recently sold based on information from the Mergerstat database and other public databases.

To arrive at the enterprise value under the dissolution or liquidation scenario, we used the asset approach, which is based on the current net asset value and the estimated future net asset value and the liquidation preferences of the preferred shareholders.

We estimated our enterprise value under the continuing to operate as a private entity scenario, or No Exit scenario, using an income approach through performing a discounted cash flow, or DCF, analysis. Under the DCF analysis, we forecasted our expected cash flows and then, discounted them back to the present using a rate of return derived from comparison companies of similar type and risk profile. The value of future net cash flows was calculated by applying a terminal valuation calculation to our projected cash flow, using projected EBITDA and median trailing twelve-month EBITDA multiples of publicly traded comparable companies.

Lastly, we probability-weighted the common stockholder values under each of the scenarios to arrive at an indication of value for our common equity. The valuation reports dated November 30, 2008 to February 28, 2011 all assigned the following probability weights to the various potential outcomes: 45% likelihood of M&A scenario, 5% likelihood of IPO scenario, 25% likelihood of liquidation and 25% likelihood of continuing to operate as a private company in a no exit scenario. The valuation reports dated June 30, 2011 to August 22, 2011 assigned the following probability weights to the potential outcomes: 20% probability of IPO scenario by the end of this year, 20% probability of IPO scenario by June 2013, 35% probability of M&A scenario, 15% probability of continuing to operate as a private company in a no exit scenario and 10% probability of liquidation. The valuation report dated October 31, 2011 assigned the following probability weights to the potential outcomes: 10% probability of IPO scenario by the end of 2011, 30% probability of IPO scenario by June 2013, 35% probability of M&A scenario, 15% probability of continuing to operate as a private company in a no exit scenario and 10% probability of liquidation. The valuation reports dated January 18, 2012 and March 28, 2012 assigned the following probability weights to the potential outcomes: 30% probability of IPO scenario by June 2012, 10% probability of IPO scenario by December 2012, 35% probability of M&A scenario, 15% probability of continuing to operate as a private company in a no exit scenario and 10% probability of liquidation. The valuation report dated April 25, 2012 assigned the following probability weights to the potential outcomes: 35% probability of IPO scenario by June 2012, 10% probability of IPO scenario by December 2012, 35% probability of M&A scenario, 15% probability of continuing to operate as a private company in a no exit scenario and 5% probability of liquidation. The valuation report dated June 29, 2012 assigned the following probability weights to the potential outcomes: 35% probability of IPO scenario by July 2012, 10% probability of IPO scenario by December 2012, 35% probability of M&A scenario, 15% probability of continuing to operate as a private company in a no exit scenario and 5% probability of liquidation. A discount rate of 35% has been used for all the scenarios, including calculation of discounted cash flow. The 35% discount rate was provided by Timan, LLC based on its determination of the risk adjusted rate of return, or discount rate, that would be expected by a venture capital investor in order to invest in a company at our stage of development. This discount rate did not change between January 2009 and June 2012, despite our increased revenues and longer operating history, because Timan, LLC’s analysis determined that throughout this period the development stage of our company, middle to late mezzanine-stage, remained unchanged. Timan, LLC concluded that because our company recognized product revenue throughout the period from January 2009 to June 2012, but not operating profitability, the expected risk adjusted return on capital by a venture capital investor in our company fell between a 30% and 40% rate. The following table summarizes all option grants from January 1, 2009 through the date of this prospectus:

			Common Stock	Aggregate Grant
	Number of	Per Share	Fair Value Per Share	Date Fair Value
Grant Date	Options Granted	Exercise Price	at Grant Date	of Options

January 27, 2009	56,000	$1.20	$1.20	$47,023
February 6, 2009	195,000	$1.20	$1.20	$163,944
April 28, 2009	156,000	$1.20	$1.20	$134,636
July 21, 2009	505,200	$1.43	$1.43	$523,367
October 27, 2009	132,000	$1.53	$1.53	$144,386
January 26, 2010	212,000	$1.55	$1.55	$219,608
February 8, 2010	260,000	$1.55	$1.55	$269,428
April 28, 2010	224,000	$1.75	$1.75	$245,736
July 29, 2010	116,000	$1.90	$1.90	$131,963
November 10, 2010	371,200	$2.33	$2.33	$512,900
December 20, 2010	200,000	$2.33	$2.33	$277,511
February 23, 2011	215,000	$3.23	$3.23	$391,895
March 4, 2011	300,000	$3.23	$3.23	$546,300
April 28, 2011	121,000	$4.75	$4.75	$324,782
July 1, 2011	206,800	$7.15	$7.15	$802,745
July 27, 2011	48,000	$7.15	$7.15	$185,141
August 23, 2011	521,000	$7.25	$7.25	$2,004,328
November 4, 2011	94,000	$7.25	$7.25	$372,821
January 24, 2012	176,000	$8.13	$8.13	$809,363
March 30, 2012	580,120	$8.83	$8.83	$2,874,988
May 1, 2012	245,000	$9.03	$9.03	$1,181,394
July 3, 2012	165,500	$9.03	$9.03	$795,380

Significant factors contributing to changes in common stock fair value at the date of each grant beginning in fiscal year 2009 were as follows:

January and February 2009

On January 27, 2009, our board of directors granted options to purchase 56,000 shares of common stock with an exercise price of $1.20. In estimating the fair value of our common stock to set the exercise price of such options as of January 27, 2009, the board of directors reviewed and considered a draft of an independent valuation report for our common stock as of November 30, 2008. The independent valuation report was finalized on February 6, 2009 and reflected a fair value of our common stock of $1.20 per share as of November 30, 2008. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between November 30, 2008 and January 27, 2009.

On February 6, 2009, when our results were similar to the prior month, the compensation committee of our board of directors granted options to purchase 195,000 shares of common stock with an exercise price of $1.20. There had been no meaningful change in our performance since the last stock option grant date and therefore our board and management believed that the estimated fair value of common stock had not changed since the January 27, 2009 grant.

The board and our management considered the relatively flat performance by the benchmarked companies for the quarter ended March 30, 2009. In addition, the macro-economic conditions at the time had deteriorated, with uncertainty as to whether the overall economy would rebound in 2009 and as to the impact of the recession on the purchasing patterns of our customer base, which was slower than both our board-approved operating plan, as well as our revised goals.

April 2009

On April 28, 2009, our board of directors granted options to purchase 156,000 shares of common stock with an exercise price of $1.20. In estimating the fair value of our common stock to set the exercise price of such options as of April 28, 2009, the board of directors reviewed and considered a finalized independent valuation report dated April 24, 2009 for our common stock as of February 28, 2009. The independent valuation report reflected a fair value of our common stock of $1.20 per share as of February 28, 2009. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between February 28, 2009 and April 28, 2009. The board of directors considered the continuing economic downturn, which caused our sales growth to slow. Beginning in early 2009, we began to cut expenses to deal with slower growth, which caused our valuation to remain relatively stable for an extended period of time.

July 2009

On July 21, 2009, our board of directors granted options to purchase 505,200 shares of common stock with an exercise price of $1.43. In estimating the fair value of our common stock to set the exercise price of such options as of July 21, 2009, the board of directors reviewed and considered a draft of an independent valuation report for our common stock as of May 31, 2009. The independent valuation report was finalized on August 19, 2009 and reflected a fair value of our common stock of $1.43 per share as of May 31, 2009. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between May 31, 2009 and July 21, 2009. In determining the value of our common stock, our board of directors noted that various benchmarked companies began to show improvements in their valuation multiples and our financial results began to stabilize. However, we continued to experience challenges from the overall economic environment, and to deal with growth that was slower than our plan.

October 2009

On October 27, 2009, our board of directors granted options to purchase 132,000 shares of common stock with an exercise price of $1.53. In estimating the fair value of our common stock to set the exercise price of such options as of October 27, 2009, the board of directors reviewed and considered a finalized independent valuation report dated October 24, 2009 for our common stock as of August 31, 2009. The independent valuation report reflected a fair value of our common stock of $1.53 per share as of August 31, 2009. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between August 31, 2009 and October 27, 2009. The benchmarked companies continued to slowly improve their performance on average. The overall economy continued to slowly recover from the widespread recession, which caused our potential customers to continue to be hesitant to purchase our solutions, leading to slower growth than our business plan had anticipated.

January and February 2010

On January 26, 2010, our board of directors granted options to purchase 212,000 shares of common stock with an exercise price of $1.55. In estimating the fair value of our common stock to set the exercise price of such options as of January 26, 2010, the board of directors reviewed and considered a draft of an independent valuation report dated January 21, 2010 for our common stock as of November 30, 2009. The independent valuation report was finalized on March 30, 2010 and reflected a fair value of our common stock of $1.55 per share as of November 30, 2009. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between November 30, 2009 and January 26, 2010.

On February 8, 2010, when our results were similar to prior months, the compensation committee of our board of directors granted options to purchase 260,000 shares of common stock with an exercise price of $1.55. There had been no meaningful change in our performance since the last stock option grant date and therefore our board and management believed that the estimated fair value of common stock had not changed since the January 26, 2010 grant. Our board of directors and management determined that there was no real change in economic conditions, our results or the performance of the benchmarked companies since the October 2009 grants.

April 2010

On April 28, 2010, our board of directors granted options to purchase 224,000 shares of common stock with an exercise price of $1.75. In estimating the fair value of our common stock to set the exercise price of such options as of April 28, 2010, the board of directors reviewed and considered a draft of an independent valuation report dated April 12, 2010 for our common stock as of February 28, 2010. The independent valuation report was finalized on June 3, 2010 and reflected a fair value of our common stock of $1.75 per share as of February 28, 2010. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between February 28, 2010 and April 28, 2010. We began to see some recovery in sales momentum as the economy continued to improve. Therefore, we began to increase staffing in a number of areas, and expanded marketing and sales efforts as we sought to regain our sales momentum.

July 2010

On July 29, 2010, our board of directors granted options to purchase 116,000 shares of common stock with an exercise price of $1.90. In estimating the fair value of our common stock to set the exercise price of such options as of July 29, 2010, the board of directors reviewed and considered a draft of an independent valuation report dated July 26, 2010 for our common stock as of May 31,

2010. The independent valuation report was finalized on August 26, 2010 and reflected a fair value of our common stock of $1.90 per share as of May 31, 2010. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between May 31, 2010 and July 29, 2010. In the first half of 2010, we continued to see improvement in our operating results as our customers and potential customers became more willing to purchase our solutions or to expand their use of our solutions.

November and December 2010

On November 10, 2010, our board of directors granted options to purchase 371,200 shares of common stock with an exercise price of $2.33. In estimating the fair value of our common stock to set the exercise price of such options as of November 10, 2010, the board of directors reviewed and considered a draft of an independent valuation report dated October 29, 2010 for our common stock as of August 31, 2010. The independent valuation report was finalized on January 3, 2011 and reflected a fair value of our common stock of $2.33 per share as of August 31, 2010. Our operating results continued to improve throughout 2010 in accordance with our forecasts, leading to an increase in our valuation, as we logged increased sales while maintaining expense levels. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between August 31, 2010 and November 10, 2010.

One month later, on December 20, 2010, when our results were similar to prior months, the compensation committee of our board of directors granted options to purchase 200,000 shares of common stock with an exercise price of $2.33. There had been no meaningful change in our performance since the last stock option grant date and therefore our board and management believed that the estimated fair value of common stock had not changed since the November 10, 2010 grant.

February and March 2011

On February 23, 2011, our board of directors granted options to purchase 215,000 shares of common stock with an exercise price of $3.23. In estimating the fair value of our common stock to set the exercise price of such options as of February 23, 2011, the board of directors reviewed and considered a draft of an independent valuation report dated February 23, 2011 for our common stock as of December 31, 2010. The independent valuation report was finalized on March 4, 2011 and reflected a fair value of our common stock of $3.23 per share as of December 31, 2010. This increase was due in large part to an increase in the market-based valuation of comparable public companies and in the valuations attached to acquisitions of comparable companies between August 31, 2010 and December 31, 2010. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between December 31, 2010 and February 23, 2011.

On March 4, 2011, when our results were similar to prior months, the compensation committee of our board of directors granted options to purchase 300,000 shares of common stock with an exercise price of $3.23. There had been no meaningful change in our performance since the last stock option grant date and therefore our board and management believed that the estimated fair value of common stock had not changed since the February 23, 2011 grant. The overall market for comparable companies began to show improvement at the end of 2010 and into early 2011, as multiples paid for comparable companies increased.

April 2011

On April 29, 2011, our board of directors granted options to purchase 121,000 shares of common stock with an exercise price of $4.75. In estimating the fair value of our common stock to set the exercise price of such options as of April 29, 2011, the board of directors reviewed and considered a draft of an independent valuation report dated April 20, 2011 for our common stock as of February 28, 2011. The independent valuation report was finalized on June 10, 2011 and reflected a fair value of our common stock of $3.25 per share as of February 28, 2011. Our board of directors determined that there were significant factors affecting the value of our common stock that occurred between February 28, 2011 and April 29, 2011 including the significantly increased likelihood that we would be able to complete an initial public offering in 2011 due to improved equity market conditions and our planned meetings with investment bankers to discuss an initial public offering.

July 2011

On July 1, 2011, our board of directors granted options to purchase 206,800 shares of common stock with an exercise price of $7.15. In estimating the fair value of our common stock to set the exercise price of such options as of July 1, 2011, the board of directors reviewed and considered a finalized independent valuation report dated June 30, 2011 for our common stock as of June 30, 2011. The independent valuation report reflected a fair value of our common stock of $7.15 per share. The main factors contributing to the increase in valuation between April 29, 2011 and July 1, 2011 were our continued progress toward an initial public offering and the continued receptivity of the public markets to initial public offerings of companies comparable to ours, which both increased the likelihood that we would pursue an initial public offering in the relatively near term. In addition, during the same period there was an increase in the market-based valuation of comparable public companies, which increased the multiples applied to our revenue in determining our valuation. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between June 30, 2011 and July 1, 2011.

Less than a month later, our board of directors granted options to purchase 48,000 shares of common stock with an exercise price of $7.15 on July 27, 2011. In estimating the fair value of our common stock to set the exercise price of such options as of July 27, 2011, the board of directors reviewed and considered a finalized independent valuation report dated June 30, 2011 for our common stock as of June 30, 2011 and a draft of an independent valuation report dated July 26, 2011 for our common stock as of July 25, 2011. The June 30, 2011 independent valuation report reflected a fair value of our common stock of $7.15 per share whereas the July 26, 2011 independent valuation report reflected a fair value of our common stock of $7.05 per share based on lower valuations of market comparables. However, our board of directors determined that despite changes in the market, the value of our common stock remained the same as June 30, 2011.

August 2011

On August 23, 2011, our board of directors granted options to purchase 521,000 shares of common stock with an exercise price of $7.25. In estimating the fair value of our common stock to set the exercise price of such options as of August 23, 2011, the board of directors reviewed and considered a finalized independent valuation report dated August 22, 2011 for our common stock as of August 22, 2011. The independent valuation report reflected a fair value of our common stock of $6.33 per share as of August 22, 2011. Our board of directors determined that the fair value of our stock was somewhat higher than in July 2011 as our business continued to progress in accordance with our expectations, we continued our progress towards an initial public offering and the sole reason for the decrease in the 409A valuation performed by Timan was the significant reduction in market prices of the public comparables resulting from the recent turmoil in the financial markets.

November 2011

On November 4, 2011, our board of directors granted options to purchase 94,000 shares of common stock with an exercise price of $7.25. In estimating the fair value of our common stock to set the exercise price of such options as of November 4, 2011, the board of directors reviewed and considered a draft of an independent valuation report dated October 31, 2011 for our common stock as of October 30, 2011. The independent valuation report reflected a fair value of our common stock of $7.23 per share as of October 30, 2011. Our board of directors determined that the fair value of our common stock was $7.25, consistent with the fair value in August 2011, as there had been no meaningful change in our performance since August 2011.

January 2012

On January 24, 2012, our board of directors granted options to purchase 176,000 shares of common stock with an exercise price of $8.13. In estimating the fair value of our common stock to set the exercise price of such options as of January 24, 2012, the board of directors reviewed and considered a draft of an independent valuation report dated January 18, 2012 for our common stock as of January 17, 2012. The independent valuation report reflected a fair value of our common stock of $8.13 per share as of January 17, 2012. The main factors contributing to the increase in valuation between November 4, 2011 and January 24, 2012 were our continued progress toward an initial public offering, higher valuations of market comparables and revised internal operating forecasts. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between January 17, 2012 and January 24, 2012.

March 2012

On March 30, 2012, our board of directors granted options to purchase 580,120 shares of common stock with an exercise price of $8.83. In estimating the fair value of our common stock to set the exercise price of such options as of March 30, 2012, the board of directors reviewed and considered a draft of an independent valuation report dated March 28, 2012 for our common stock as of March 27, 2012. The independent valuation report reflected a fair value of our common stock of $8.83 per share as of March 27, 2012. The main factors contributing to the increase in valuation between January 24, 2012 and March 27, 2012 were our continued progress toward an initial public offering and revised internal operating forecasts.

May 2012

On May 1, 2012, our board of directors granted options to purchase 245,000 shares of common stock with an exercise price of $9.03 per share. In estimating the fair value of our common stock to set the exercise price of such options as of May 1, 2012, the board of directors reviewed and considered a draft of an independent valuation report dated April 25, 2012 for our common stock as of April 25, 2012. The independent valuation report reflected a fair value of our common stock of $9.03 per share as of April 25, 2012. The main factors contributing to the increase in valuation between March 27, 2012 and April 25, 2012 were our continued progress toward an initial public offering, higher valuations of market comparables and revised internal operating forecasts. Our board of directors determined that there were no significant factors affecting the value of our common stock that occurred between April 25, 2012 and May 1, 2012.

July 2012

On July 3, 2012, our board of directors granted options to purchase 165,500 shares of common stock with an exercise price of $9.03 per share. In estimating the fair value of our common stock to set the exercise price of such options as of July 3, 2012, the board of directors reviewed and considered a draft of an independent valuation report dated June 29, 2012 for our common stock as of June 28, 2012. The independent valuation report reflected a fair value of our common stock of $8.59 per share as of June 28, 2012. Our board of directors determined that the fair value of our common stock was $9.03, consistent with the fair value determined as of April 25, 2012, as there had been no meaningful change in our performance since April 2012.

In July 2012, we determined, after consultation with the underwriters, that our estimated initial offering price range was $9.50 to $11.50 per share. We believe the difference between the fair value of our common stock for option awards granted in May and July 2012 and our estimated initial offering price range is a result of the following factors:

•	the initial offering price range necessarily assumes that the initial public offering has occurred, a public market for our common stock has been created and that our preferred stock has converted into common stock in connection with the initial public offering and, therefore, excludes the marketability or illiquidity discounts associated with the timing or likelihood of an initial public offering, the superior rights and preferences of our preferred stock and the alternative scenarios such as a merger or acquisition, an initial public offering later in 2012 or continuing as a private company, each of which were appropriately included in the independent valuation report dated June 29, 2012; and

•	the consideration of our growth prospects and recent financial, trading and market statistics of comparable companies and a broader set of software companies, including some that have recently completed their initial public offerings, discussed between us and the underwriters as compared to the more narrow analysis applied and comparable companies used in the independent valuation report dated June 29, 2012.

Accounting for Income Taxes

Income taxes are accounted for under the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance is established.

We apply the guidance in FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) (included in FASB ASC Topic 740-10, Income Taxes-Overall), which provides guidance related to the accounting for uncertain tax positions. In accordance with FIN 48, we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination. We have assessed our income tax positions and recorded tax benefits for all years subject to examination, based upon our evaluation of the facts, circumstances and information available at each period end. For those tax positions where we have determined there is greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit which is more-likely-than-not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where we have determined there is a less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

We claim investment tax credits in Canada arising from qualifying scientific research and experimental development expenditures. Certain refundable claims resulting from qualifying costs do not have characteristics of income tax benefits, and are recorded as a reduction of research and development expenses on our statement of operations. Nonrefundable investment tax credits are recorded as a reduction of income tax expense.

New Accounting Pronouncements

In 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which provides updated guidance for disclosing comprehensive income. The update is intended to increase the prominence of other comprehensive income (loss) in the financial statements. The guidance requires that we present components of comprehensive income in either one continuous statement or two separate but consecutive statements and no longer permits the presentation of comprehensive income in the consolidated statement of stockholders’ equity. We adopted this new guidance effective January 1, 2012, as required. We do not have other comprehensive income to report and, therefore, there was no impact on our financial statements as a result of adopting this new standard.

In 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. We adopted this new guidance effective January 1, 2012, as required. The adoption of ASU 2011-04 in 2012 did not have a material impact on our consolidated financial statements.

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

Results of Operations

The following tables set forth our statements of operations data for each of the periods indicated as well as the percentage of total revenue for each line item shown. The financial information presented for the interim periods has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected for future periods.

				Six Months
	Years Ended December 31,			Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)

Consolidated Statements of Operations Data
Revenue:
Subscription and support	$37,543	$47,225	$63,222	$28,871	$39,403
Professional services	3,415	3,574	8,126	2,821	5,610

Total revenue	40,958	50,799	71,348	31,692	45,013

Cost of revenue:
Subscription and support	6,423	9,569	12,330	5,887	7,029
Professional services	5,284	6,980	10,718	4,729	5,500

Total cost of revenue	11,707	16,549	23,048	10,616	12,529

Gross profit	29,251	34,250	48,300	21,076	32,484

Operating expenses:
Research and development	8,607	10,363	11,679	5,507	6,572
Marketing and sales	17,321	22,147	29,481	13,713	17,518
General and administrative	7,348	7,879	12,208	4,785	9,975
Litigation settlement	—	—	—	—	3,500

Total operating expenses	33,276	40,389	53,368	24,005	37,565

Loss from operations	(4,025)	(6,139)	(5,068)	(2,929)	(5,081)
Other expense, net	(107)	(241)	(707)	(414)	(110)

Loss before income tax benefit (expense)	(4,132)	(6,380)	(5,775)	(3,343)	(5,191)
Income tax benefit (expense)	(81)	4,869	(378)	(154)	(268)

Net loss	$(4,213)	$(1,511)	$(6,153)	$(3,497)	$(5,459)

	Years Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(as a percentage of total revenue)

Consolidated Statement of Operations Data
Revenue:
Subscription and support	91.7%	93.0%	88.6%	91.1%	87.5%
Professional services	8.3	7.0	11.4	8.9	12.5

Total revenue	100.0	100.0	100.0	100.0	100.0

Cost of revenue:
Subscription and support	15.7	18.8	17.3	18.6	15.6
Professional services	12.9	13.7	15.0	14.9	12.2

Total cost of revenue	28.6	32.5	32.3	33.5	27.8

Gross profit	71.4	67.5	67.7	66.5	72.2

Operating expenses:
Research and development	21.0	20.4	16.4	17.4	14.6
Marketing and sales	42.3	43.6	41.3	43.3	38.9
General and administrative	17.9	15.5	17.1	15.1	22.2
Litigation settlement	—	—	—	—	7.8

Total operating expenses	81.2	79.5	74.8	75.7	83.5

Loss from operations	(9.8)	(12.1)	(7.1)	(9.2)	(11.3)
Other expense, net	(0.3)	(0.5)	(1.0)	(1.3)	(0.2)

Loss before income tax benefit (expense)	(10.1)	(12.6)	(8.1)	(10.5)	(11.5)
Income tax benefit (expense)	(0.2)	9.6	(0.5)	(0.5)	(0.6)

Net loss	(10.3)%	(3.0)%	(8.6)%	(11.0)%	(12.1)%

Comparison of Six Months Ended June 30, 2011 and 2012

Revenue

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

Subscription and support revenue	$28,871	$39,403	$10,532	36.5%
Percentage of total revenue	91.1%	87.5%
Professional service revenue	$2,821	$5,610	$2,789	98.9%
Percentage of total revenue	8.9%	12.5%

Subscription and support revenue.

Subscription and support revenue.  Subscription and support revenue for the six months ended June 30, 2012 increased by $10.5 million, or 36.5%, as compared to the six months ended June 30, 2011. Approximately $8.7 million of the $10.5 million increase in subscription and support revenue resulted from the $31.4 million of subscription and support revenue we recognized during the first six months of 2012 from contracts entered into prior to January 1, 2012 as compared to the $22.7 million of subscription and support revenue we recognized during the first six months of 2011 from contracts entered into prior to January 1, 2011. Under our revenue recognition policy, we generally recognize subscription and support revenue ratably over the term of a contract and, as a result, to the extent we enter into a contract during the course of a fiscal period, revenue under the contract is not fully recognized during the period. The remaining $1.8 million increase in subscription and support revenue during the six months ended June 30, 2012 was attributable to the $8.0 million of subscription and support revenue we recognized during the first six months of 2012 from contracts entered into between January 1, 2012 and June 30, 2012 as compared to the $6.2 million of subscription and support revenue we recognized during the first six months of 2011 from contracts entered into between January 1, 2011 and June 30, 2011.

Professional services revenue.  Professional services revenue for the six months ended June 30, 2012 increased by $2.8 million, or 98.9%, over the six months ended June 30, 2011. The increase of $2.8 million of professional services revenue was primarily driven by a combination of the growth in our business in 2012 compared to 2011 and an increase in the amount of professional services provided by us rather than third parties, which reflected our increased investment in our professional services organization.

Cost of Revenue

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

Cost of subscription and support revenue	$5,887	$7,029	$1,142	19.4%
Percentage of subscription and support revenue	20.4%	17.8%
Gross margin	$22,984	$32,374	$9,390	40.9%
Cost of professional services revenue	$4,729	$5,500	$771	16.3%
Percentage of professional services revenue	167.6%	98.0%
Gross margin	$(1,908)	$110	$2,018	(105.8)%

Cost of subscription and support revenue.  Cost of subscription and support revenue for the six months ended June 30, 2012 increased by $1.1 million, or 19.4%, over the six months ended June 30, 2011. This increase was primarily driven by a $0.5 million increase in personnel and related expenses associated with increased headcount in the first half of 2012 compared to the same period in 2011. Additionally, in the six months ended June 30, 2012 we experienced a $0.6 million increase in production costs, hosting and software maintenance fees incurred to accommodate growth as compared to the same period in the prior year.

Cost of professional services revenue.  Cost of professional services revenue for the six months ended June 30, 2012 increased by $0.8 million, or 16.3%, over the six months ended June 30, 2011. This increase was primarily driven by a $1.0 million increase in personnel and related expenses resulting from an increase in headcount to support our customer growth in the six months ended June 30, 2012, which expenses included salaries, bonus and vacation partially offset by a $0.4 million decrease in costs from outsourced professional services. The decrease in cost of professional service revenue as a percentage of professional services revenue is due to the increase in professional services work done in-house.

Operating Expenses

Research and Development

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

Research and development	$5,507	$6,572	$1,065	19.3%
Percentage of total revenue	17.4%	14.6%

Research and development expenses for the six months ended June 30, 2012 increased by $1.1 million, or 19.3%, over the six months ended June 30, 2011. Approximately $1.0 million of this increase is attributable to personnel and related costs incurred in our continuing effort to enhance and improve the features and functionality of the Eloqua platform.

Marketing and Sales

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

Marketing and sales	$13,713	$17,518	$3,805	27.7%
Percentage of total revenue	43.3%	38.9%

Marketing and sales expenses for the six months ended June 30, 2012 increased by $3.8 million, or 27.7%, over the six months ended June 30, 2011. Approximately $2.5 million of the increase was driven by an increase in personnel related and sales commission costs. Additionally, our costs related to marketing consulting, internet marketing, marketing events and marketing related software expenses increased by $1.1 million in the six months ended June 30, 2012 as compared to the same period in the prior year.

General and Administrative

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

General and Administrative	$4,785	$9,975	$5,190	108.5%
Percentage of total revenue	15.1%	22.2%

General and administrative expenses for the six months ended June 30, 2012 increased by $5.2 million, or 108.5%, over the six months ended June 30, 2011. This increase was driven by increased legal fees of $3.8 million related to the defense of a patent dispute that was pending during the first half of 2012. During the six months ended June 30, 2012, headcount growth resulted in a $1.5 million increase in salaries, payroll taxes, employee benefits and stock option compensation as compared to the same period in the prior year. Approximately $0.5 million of the increase was also driven by an increase in rent and depreciation expenses and related overhead costs. These increases were offset by a decrease in bad debt expense of $0.7 million.

Litigation Settlement

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

Litigation settlement	$—	$3,500	$3,500	*
Percentage of total revenue	—	7.8%

*	Not meaningful

During the six months ended June 30, 2012, we recorded a $3.5 million charge resulting from the settlement in July 2012 of a patent dispute that was pending during the first half of 2012.

Other Income (Expense), Net

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

Other income (expense), net	$(414)	$(110)	$304	(73.4)%
Percentage of total revenue	(1.3)%	(0.2)%

Other expense for the six months ended June 30, 2012 decreased $0.3 million, or 73.4%, over the six months ended June 30, 2011. The decrease was primarily due to a smaller fair value adjustment of our Series C preferred stock warrants during the six months ended June 30, 2012 as compared to the same period in the prior year. The warrants are classified as liabilities and are adjusted to fair value each reporting period.

Income Tax Expense

	Six Months
	Ended June 30,		Change
	2011	2012	$	%
	(dollars in thousands)

Income tax expense	$(154)	$(268)	$(114)	74.0%
Percentage of total revenue	(0.5)%	(0.6)%

Income tax expense for the six months ended June 30, 2012 increased $0.1 million, or 74.0%, compared to the six months ended June 30, 2011. The increase principally resulted from an increase in non-deductible stock option expense, a lower estimate for research incentives and an increase in income in various foreign tax jurisdictions.

Comparison of Years Ended December 31, 2009, 2010 and 2011

Revenue

				Change from		Change from
	Years Ended December 31,			2009 to 2010		2010 to 2011
	2009	2010	2011	$	%	$	%
	(dollars in thousands)

Subscription and support revenue	$37,543	$47,225	$63,222	$9,682	25.8%	$15,997	33.9%
Percentage of total revenue	91.7%	93.0%	88.6%
Professional services revenue	$3,415	$3,574	$8,126	$159	4.7%	$4,552	127.4%
Percentage of total revenue	8.3%	7.0%	11.4%

Subscription and support revenue.  Subscription and support revenue increased $16.0 million, or 33.9%, from 2010 to 2011. Approximately $5.9 million of the $16.0 million increase in subscription and support revenue resulted from the $35.9 million of subscription and support revenue we recognized during 2011 from contracts entered into prior to January 1, 2011 as compared to the $30.0 million of subscription and support revenue we recognized during 2010 from contracts entered into prior to January 1, 2010. Under our revenue recognition policy, we generally recognize subscription and support revenue ratably over the term of a contract and, as a result, to the extent we enter into a contract during the course of a fiscal period, revenue under the contract is not fully recognized during the period. The remaining $10.1 million increase in subscription and support revenue during 2011 was attributable to the $27.3 million of subscription and support revenue we recognized during 2011 from contracts entered into during 2011 as compared to the $17.3 million of subscription and support revenue we recognized during 2010 from contracts entered into during 2010.

Subscription and support revenue increased $9.7 million, or 25.8%, from 2009 to 2010. Approximately $4.0 million of the $9.7 million increase in subscription and support revenue resulted from the $30.0 million of subscription and support revenue we recognized during 2010 from contracts entered into prior to January 1, 2010 as compared to the $26.0 million of subscription and support revenue we recognized during 2009 from contracts entered into prior to January 1, 2009. The remaining $5.7 million increase in subscription and support revenue during 2010 was attributable to the $17.3 million of subscription and support revenue we recognized during 2010 from contracts entered into during 2010 as compared to the $11.6 million of subscription and support revenue we recognized during 2009 from contracts entered into during 2009.

Professional services revenue.  Professional services revenue increased $4.6 million, or 127.4%, from 2010 to 2011. The increase was partially the result of the adoption of a new accounting standard, as discussed above. Prior to January 1, 2011, we generally recognized billings received for our implementation and training service engagements ratably over the term of the related subscription agreement. As a result of the new accounting standard, service fees are generally separated from the related subscription arrangement and recognized as the services are delivered. In 2011, we recognized $2.2 million more in services revenue than we would have under our previous revenue recognition policy. The remaining increase of $2.4 million in service revenue was primarily driven by a combination of the growth in our business in 2011 compared to 2010 and an increase in the amount of professional services provided by us rather than third parties, which reflected our increased investment in our professional services organization.

Professional services revenue increased $0.2 million, or 4.7%, from 2009 to 2010. The increase was driven primarily by an increase in customer attendance and sponsorship fees related to our annual user conference and the introduction of a user conference in Europe in 2010.

Cost of Revenue

				Change from		Change from
	Years Ended December 31,			2009 to 2010		2010 to 2011
	2009	2010	2011	$	%	$	%
	(dollars in thousands)

Cost of subscription and support revenue	$6,423	$9,569	$12,330	$3,146	49.0%	$2,761	28.9%
Percentage of subscription and support revenue	17.1%	20.3%	19.5%
Gross margin	$31,120	$37,656	$50,892	$6,536	21.0%	$13,236	35.1%
Cost of professional services revenue	$5,284	$6,980	$10,718	$1,696	32.1%	$3,738	53.6%
Percentage of professional services revenue	154.7%	195.3%	131.9%
Gross loss	$(1,869)	$(3,406)	$(2,592)	$(1,537)	(82.2)%	$814	(23.9)%

Cost of subscription and support revenue.  Cost of subscription and support revenue increased $2.8 million, or 28.9%, from 2010 to 2011. The increase was primarily attributable to a $1.8 million increase in personnel and related expenses associated with increased headcount in 2011 compared to 2010. In addition, we incurred an increase of $0.4 million of allocated overhead costs such as rent, IT costs, depreciation and amortization expenses in order to accommodate growth in 2011. As a percentage of subscription and support revenue, these costs decreased slightly from 20.3% in 2010 to

19.5% in 2011. The decrease as a percentage of subscription and support revenue was a result of primarily fixed costs applied against an increased revenue base.

Cost of subscription and support revenue increased $3.1 million, or 49.0%, from 2009 to 2010. The increase was primarily attributable to a $0.8 million increase in depreciation and maintenance expenses as well as software and hosting fees associated with equipment for our data centers. In addition, we incurred $0.6 million of increased allocated overhead costs such as rent, IT costs, and depreciation and amortization expenses incurred in order to accommodate our growth in 2010. Our personnel and related expenses increased $1.3 million in 2010 as a result of increased headcount. As a percentage of subscription and support revenue, these costs increased from 17.1% in 2009 to 20.3% in 2010. The increase in cost as a percentage of subscription and support revenue resulted from higher costs relating to investments we made to better support existing customers and in anticipation of continued growth in new customers.

Cost of professional services revenue.  Cost of professional services revenue increased $3.7 million, or 53.6%, from 2010 to 2011. The increase was primarily attributable to a $1.6 million increase in salary and related expenses, including bonus, benefits, payroll taxes and stock based compensation. In addition, we incurred $1.5 million of increased third-party contractor costs and $0.3 million of increased travel related costs to implement new customers on our platform. We incurred an additional $0.3 million of increased allocated overhead, such as rent, IT, depreciation and amortization expenses, incurred in order to accommodate growth in 2011.

Cost of professional services revenue increased $1.7 million, or 32.1%, from 2009 to 2010. The increase was primarily attributable to a $0.6 million increase in salary and related expenses, including bonus, benefits and payroll taxes, and stock based compensation resulting from an increase in headcount of our professional services staff that perform SmartStart and other implementation services in 2010. The increase was also attributable to a $0.4 million increase in 2010 in expenses for third-party contractor costs that we incurred to implement new customers on our platform. As a percentage of revenue, these costs increased from 154.7% in 2009 to 195.3% in 2010. The increase was due to the utilization of additional third party contractors in 2010 to deliver a greater volume of professional services.

Operating Expenses

Research and Development

				Change from		Change from
	Years Ended December 31,			2009 to 2010		2010 to 2011
	2009	2010	2011	$	%	$	%
	(dollars in thousands)

Research and development	$8,607	$10,363	$11,679	$1,756	20.4%	$1,316	12.7%
Percentage of total revenue	21.0%	20.4%	16.4%

Research and development expenses increased by $1.3 million, or 12.7%, from 2010 to 2011. This increase was primarily attributable to a $0.8 million increase in personnel and related costs related to our continuing effort to enhance and improve the features and functionality of the Eloqua Platform and a $0.2 million increase in allocated overhead costs including rent, IT costs, depreciation and amortization expenses.

Research and development expenses increased $1.8 million, or 20.4%, from 2009 to 2010. This increase was primarily attributable to a $1.6 million increase in personnel and related expenses in 2010 due to the change in the mix of our employees to add more senior level developers and management in order to continue to add features and functionality to our platform. We also continued

to supplement our internal development efforts with third-party contractors resulting in an additional $0.3 million of expense in 2010 as compared to 2009.

Marketing and Sales

				Change from		Change from
	Years Ended December 31,			2009 to 2010		2010 to 2011
	2009	2010	2011	$	%	$	%
	(dollars in thousands)

Marketing and sales	$17,321	$22,147	$29,481	$4,826	27.9%	$7,334	33.1%
Percentage of total revenue	42.3%	43.6%	41.3%

Marketing and sales expenses increased $7.3 million, or 33.1%, from 2010 to 2011. The increase was attributable to increases in demand generation marketing programs and the expansion of our marketing and sales force to address increased opportunity in new and existing markets. As a result of the increased headcount in marketing and sales in 2011, we incurred an additional $3.0 million of personnel and related expense, which included salaries, payroll taxes and benefits, and stock option compensation, in 2011 as compared to 2010. Commissions and bonuses increased by $1.1 million, or 27%, in 2011 as compared to 2010, as a result of an increase in new customers acquired and renewed subscription contracts. Our marketing expenses increased by $1.9 million in 2011 compared to 2010 in support of our expanding domestic and international sales activities. We also incurred an additional $0.6 million of travel costs and an additional $0.5 million of increased allocated overhead such as rent, IT, depreciation and amortization expenses incurred in order to accommodate our growth in 2011.

Marketing and sales expenses increased $4.8 million, or 27.9%, from 2009 to 2010. The increase was attributable to increased expenses related to demand generation marketing programs and the expansion of our sales force to address increased opportunities in new and existing markets. As a result of the increased headcount in marketing and sales in 2010, we incurred an additional $2.2 million of personnel and related expenses, which included salaries, payroll taxes and benefits, and stock option compensation in 2010 as compared to 2009. In addition, in 2010 as compared to 2009, commissions and sales bonuses increased by $0.9 million, or 26%, as a result of an increase in new customers acquired and renewed subscription contracts, and marketing program expenses increased by $0.4 million to support the expansion of our domestic and international sales activities. In 2010 as compared to 2009, travel and entertainment expenses increased by $0.3 million and allocated overhead costs including rent, IT costs, and depreciation and amortization expenses increased by $1.0 million, in each case as a result of our growth.

General and Administrative

				Change from		Change from
	Years Ended December 31,			2009 to 2010		2010 to 2011
	2009	2010	2011	$	%	$	%
	(dollars in thousands)

General and administrative	$7,348	$7,879	$12,208	$531	7.2%	$4,329	54.9%
Percentage of total revenue	17.9%	15.5%	17.1%

General and administrative expenses increased by $4.3 million, or 54.9%, from 2010 to 2011. The increase was principally due to a $3.0 million increase in professional services fees for audit, legal and tax. Legal fees related to patent litigation ongoing throughout the period account for $2.7 million of the $3.0 million increase in professional service fees. Headcount growth resulted in a $1.8 million increase in salaries, payroll taxes, employee benefits and stock option compensation from 2010 to 2011. Rent expense increased by $0.3 million from 2010 to 2011. These increases were partially offset by a $1.4 million increase in overhead costs allocated from general and administrative expenses to other expense categories in 2011 compared to 2010.

General and administrative expenses increased $0.5 million, or 7.2%, from 2009 to 2010. The increase was primarily attributable to headcount growth in human resources and our internal information technology support function which contributed to an overall increase in salaries, payroll taxes and benefits, and stock option compensation of $1.1 million from 2009 to 2010. This increase was partially offset by professional fees for outside legal counsel, which declined by $0.2 million from 2009 to 2010 as a result of hiring in-house legal counsel.

Other Income (Expense), Net

				Change from	Change from
	Years Ended December 31,			2009 to 2010	2010 to 2011
	2009	2010	2011	$ %	$ %
	(dollars in thousands)

Other income (expense), net	$(107)	$(241)	$(707)	$(134) *	$(466) *
Percentage of total revenue	(0.3)%	(0.5)%	(1.0)%

*	Not meaningful

Other expense increased by $0.5 million from 2010 to 2011. This increase was primarily attributable to a $0.3 million increase in fair value of our outstanding Series C preferred stock warrants, which are classified as liabilities and adjusted to fair value each reporting period, and approximately $0.2 million of expenses related to the impairment of equipment.

Other expense increased $0.1 million from 2009 to 2010 and increased $0.2 million from 2008 to 2009, primarily due to higher interest expense on our long-term debt and capital lease obligations.

Income Tax Benefit (Expense)

We have recorded valuation allowances on the net deferred tax assets of our U.S. operations and do not anticipate recording an income tax benefit related to these deferred tax assets. We will reassess the realization of deferred tax assets based on accounting standards for income taxes each reporting period and will be able to reduce the valuation allowance to the extent that the financial results of these operations improve and it becomes more likely than not that the deferred tax assets are realizable.

For the year ended December 31, 2011, we incurred income tax expenses of approximately $0.4 million on a loss before income taxes of approximately $5.8 million. Our income tax expense in 2011 was principally the result of tax expense of our foreign subsidiaries, which operate primarily to provide intercompany services to Eloqua, Inc.

For the year ended December 31, 2010, there was an income tax benefit of approximately $4.9 million on a loss before income taxes of approximately $6.4 million. The income tax benefit in 2010 resulted primarily from the release of our valuation allowance for our non-U.S. deferred tax assets. The valuation was removed due to a change in management’s assessment of our ability to realize these tax assets due to changes in the nature of our foreign operations. Prior to 2009, our foreign operations had significant subscription sales that generated losses. Beginning in 2009, the primary function of our foreign operations changed to providing intercompany services to Eloqua, Inc. The contracts for these services provide that the foreign operations will be reimbursed for all costs related to the services plus a markup on those costs. This reimbursement method assures a profit on services. Although the foreign operations still incur losses on subscription sales, these losses are not expected to exceed the profits on services. Based on two years of pre-tax income from years ended December 31, 2009 and 2010 ($1.1 million (net of one-time gain of $14.5 million) and $1.9 million, respectively) and the expected profits of foreign operations from intercompany services, we concluded that future income from services provided by foreign operations will be sufficient to realize the deferred tax asset in 2010.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for the last eight quarters, as well as the percentage of total revenue for each line item shown. The financial information presented for the interim periods has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results to be expected for any future period.

	Quarters Ended
	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	2010	2010	2011	2011	2011	2011	2012	2012
	(in thousands)

Revenue:
Subscription and support	$12,416	$13,138	$13,901	$14,970	$16,426	$17,925	$19,237	$20,166
Professional services	647	1,618	1,058	1,764	1,923	3,382	2,565	3,045

Total revenue	13,063	14,756	14,959	16,734	18,349	21,307	21,802	23,211

Cost of revenue:
Subscription and support	2,399	2,771	2,739	3,148	3,252	3,191	3,426	3,603
Professional services	1,662	2,734	2,255	2,474	2,574	3,415	2,965	2,535

Total cost of revenue	4,061	5,505	4,994	5,622	5,826	6,606	6,391	6,138

Gross profit	9,002	9,251	9,965	11,112	12,523	14,701	15,411	17,073

Operating expenses:
Research and development	2,611	2,468	2,792	2,716	2,964	3,207	3,433	3,139
Marketing and sales	5,161	6,471	6,851	6,862	7,697	8,071	8,175	9,343
General and administrative	1,898	2,188	2,546	2,238	2,939	4,485	4,967	5,008
Litigation settlement	—	—	—	—	—	—	—	3,500

Total operating expenses	9,670	11,127	12,189	11,816	13,600	15,763	16,575	20,990

Loss from operations	(668)	(1,876)	(2,224)	(704)	(1,077)	(1,062)	(1,164)	(3,917)
Other expense, net	(62)	(52)	(123)	(291)	(55)	(237)	(57)	(53)

Loss before income tax benefit (expense)	(730)	(1,928)	(2,347)	(995)	(1,132)	(1,299)	(1,221)	(3,970)
Income tax benefit (expense)	(29)	4,920	(63)	(91)	(122)	(102)	(235)	(33)

Net income (loss)	$(759)	$2,992	$(2,410)	$(1,086)	$(1,254)	$(1,401)	$(1,456)	$(4,003)

	Quarters Ended
	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,
	2010	2010	2011	2011	2011	2011	2012	2012
	(as a percentage of total revenue)

Revenue:
Subscription and support	95.0%	89.0%	92.9%	89.5%	89.5%	84.1%	88.2%	86.9%
Professional services	5.0	11.0	7.1	10.5	10.5	15.9	11.8	13.1

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100

Cost of revenue:
Subscription and support	18.4	18.8	18.3	18.8	17.7	15.0	15.7	15.5
Professional services	12.7	18.5	15.1	14.8	14.0	16.0	13.6	10.9

Total cost of revenue	31.1	37.3	33.4	33.6	31.8	31.0	29.3	26.4

Gross profit	68.9	62.7	66.6	66.4	68.2	69.0	70.7	73.6

Operating expenses:
Research and development	20.0	16.7	18.7	16.2	16.2	15.1	15.7	13.5
Marketing and sales	39.5	43.9	45.8	41.0	41.9	37.9	37.5	40.3
General and administrative	14.5	14.8	17.0	13.4	16.0	21.0	22.8	21.6
Litigation settlement	—	—	—	—	—	—	—	15.1

Total operating expenses	74.0	75.4	81.5	70.6	74.1	74.0	76.0	90.4

Loss from operations	(5.1)	(12.7)	(14.9)	(4.2)	(5.9)	(5.0)	(5.3)	(16.9)
Other expense, net	(0.5)	(0.4)	(0.8)	(1.7)	(0.3)	(1.1)	(0.3)	(0.2)

Loss before income benefit (expense)	(5.6)	(13.1)	(15.7)	(5.9)	(6.2)	(6.1)	(5.6)	(17.1)
Income tax benefit (expense)	(0.2)	33.3	(0.4)	(0.5)	(0.7)	(0.5)	(1.1)	(0.1)

Net income (loss)	(5.8)%	20.3%	(16.1)%	(6.5)%	(6.8)%	(6.6)%	(6.7)%	(17.2)%

In general, our revenues have increased as a result of an increase in the number of customers operating on our platform. In most of the quarters presented, increases in operating expenses reflected the addition of marketing and sales personnel to focus on adding new customers and to increase sales within our existing customer base and also added technical support, services, research and development and administrative personnel to support our growth.

Our gross profit in absolute dollars increased sequentially in every quarter presented. Our cost to run our infrastructure is generally fixed within a given quarter and therefore, when applied against our generally fixed costs, higher revenue in a quarter results in higher overall gross profits.

Research and development expenses in absolute dollars increased over the periods presented, which increases primarily resulted from increasing headcount to maintain and improve the functionality of our platform. Research and development expenses varied as a percentage of revenue throughout the periods presented.

Marketing and sales expenses in absolute dollars increased sequentially in every quarter presented except the quarters ended June 30, 2010 and September 30, 2010, which increases primarily resulted from increasing headcount in our direct and channel sales teams, as well as increased marketing programs and events and timing of these programs. Marketing and sales expenses as a percentage of revenue varied from quarter to quarter primarily due to the timing of implementation of marketing programs but generally stayed stable year over year as marketing and sales expenses grew along with our revenue growth.

General and administrative expenses in absolute dollars increased sequentially in every quarter presented except for the quarters ended September 30, 2010 and June 30, 2011, which increases were primarily due to an increase in professional service expenses related to legal matters, along with an increase in headcount to support the growth of our business. General and administrative expenses as a percentage of revenue increased from an average rate of approximately 15% for the first four quarters presented to an average rate of approximately 20% for the last four quarters presented. This increase in general and administrative expenses as a percentage of revenue was primarily a result of increased professional service and personnel costs incurred in connection with a patent dispute and to accommodate the growth of our business.

During the quarter ended December 31, 2010 we recorded an income tax benefit primarily resulting from the release of our valuation allowance for our non U.S. deferred tax assets. The valuation was removed due to a change in management’s assessment of our ability to realize these tax assets due to changes in the nature of our foreign operations.

More generally, our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. Such factors include, in addition to those in the “Risk Factors” section of this prospectus:

•	factors affecting the number of buyer profiles in our customers’ databases;

•	our ability to attract new customers;

•	the timing, committed subscription levels and revenue share rates at which we enter into contracts for our solutions with new customers;

•	the extent to which our existing clients renew their subscriptions for our solutions and the timing and terms of those renewals;

•	our ability to manage growth, including increases in the number of customers on our platform and new geographies;

•	the timing and success of competitive solutions offered by our competitors;

•	changes in our pricing policies and those of our competitors;

•	the purchasing and budgeting cycles of our customers;

•	the financial condition of our customers; and

•	general economic and market conditions.

One or more of these factors may cause our operating results to vary widely. As such, we believe that our quarterly results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

				Six Months
	Years Ended December 31,			Ended June 30,
	2009	2010	2011	2012
	(in thousands)

Net cash provided by (used in) operating activities	$1,134	$1,065	$2,737	$(1,499)
Net cash used in investing activities	(1,450)	(1,851)	(2,898)	(1,045)
Net cash provided by (used in) financing activities	1,440	202	(83)	323
Effect of foreign exchange rate changes on cash and equivalents	195	(7)	(65)	(14)

Net increase (decrease) in cash and equivalents	$1,319	$(591)	$(309)	$(2,235)

To date, we have financed our operations primarily through private placements of preferred stock and common stock, proceeds from equipment financings and cash from operating activities. As of June 30, 2012, we had $5.0 million of cash and cash equivalents. A substantial source of our cash provided by operating activities is our deferred revenue, which is included on our consolidated balance sheet as a liability. Deferred revenue consists of the unearned portion of billed fees for our on-demand software and professional services, which is amortized into revenue in accordance with our revenue recognition policy. We assess our liquidity, in part, through an analysis of the anticipated amortization of deferred revenue into revenue together with our other sources of liquidity. As of June 30, 2012, we had a working capital deficit of $14.2 million, which included $29.2 million of deferred revenue recorded as a current liability as of June 30, 2012, representing the unearned portion of billed fees for our on-demand software and professional services for succeeding periods, generally three to 12 months. This deferred revenue will be recognized as revenue when all of the revenue recognition criteria are met.

We believe our current cash and cash equivalents, cash flow from operations, amounts available under our credit facility and net proceeds of this offering will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. We do not believe that any legal proceedings we are currently involved in will individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

Net cash provided by operating activities.  Cash provided by operating activities is significantly influenced by the amount of cash we invest in personnel and infrastructure to support the anticipated growth of our business, the increase in the number of customers using our on-demand software and services and the amount and timing of customer payments. Cash provided by operations has historically resulted from net income driven by sales of subscriptions to our on-demand software and services and adjusted for non-cash expense items such as depreciation and amortization of property and equipment and stock-based compensation.

Our cash used in operating activities during the six months ended June 30, 2012 primarily reflected our net loss of $5.5 million, offset by non-cash expenses that included $1.0 million of depreciation and amortization, $1.3 million in stock-based compensation and a $3.5 million expense related to the settlement of litigation. Working capital sources of cash included a $2.2 million decrease in accounts receivable as we collected receivables invoiced during the prior quarters and a $0.3 million increase in deferred revenue due to additional customers invoiced in advance during the prior quarters. These sources of cash were offset by a $1.6 million increase in prepaid expenses and other assets and a $4.6 million decrease in accounts payable and accrued and other current liabilities as a result of an effort to pay invoices more timely.

Our cash provided by operating activities during 2011 primarily reflects our net loss of $6.2 million, offset by $4.5 million in non-cash expenses that included $1.9 million of depreciation and amortization and $1.8 million in stock-based compensation. Working capital sources of cash included a $3.5 million increase in deferred revenue due to additional customers invoiced in advance during the prior quarters and a $5.2 million increase in accounts payable and accrued and other liabilities due to a higher level of expenses consistent with the overall growth of the business. These sources of cash were partially offset by a $2.1 million increase in prepaid expenses and other assets and a $2.4 million increase in accounts receivable.

Our cash provided by operating activities during 2010 primarily reflects our net loss of $1.5 million, offset by $2.2 million in non-cash expenses that included a $4.9 million deferred tax benefit, partially offset by $1.7 million of depreciation and amortization and $1.1 million in stock-based compensation. Working capital sources of cash included a $10.3 million increase in deferred revenue due to additional customers invoiced in advance during the fourth quarter and a $2.4 million increase in accounts payable and accrued liabilities due to a higher level of expenses consistent with the overall growth of our business. These sources of cash were offset in part by a $6.2 million increase in accounts receivable due to higher customer billing volume compared to the prior year, a $0.8 million increase in prepaid expenses and other assets and a $0.9 million increase in deferred commissions and other deferred costs.

Our cash provided by operating activities during 2009 primarily reflects our net loss of $4.2 million, offset by $1.8 million in non-cash expenses that included $1.1 million of depreciation and amortization and $0.9 million in stock-based compensation, offset by $0.2 million in foreign currency transaction gains. Working capital sources of cash included a $1.4 million decrease in accounts receivable as we collected receivables invoiced during the prior quarters, a $1.1 million increase in deferred revenue due to additional customers invoiced in advance during the fourth quarter and a $1.9 million increase in accounts payable and accrued liabilities due to a higher level of expenses consistent with the overall growth of our business. These sources of cash were offset in part by a $0.6 million increase in prepaid expenses and other assets and a $0.3 million increase in deferred commissions and other deferred costs.

Net cash used in investing activities.  Our primary investing activities have consisted of capital expenditures to purchase computer equipment and furniture and fixtures in support of expanding our infrastructure and workforce. As our business grows, we expect our capital expenditures and our investment activity to continue to increase.

For the six months ended June 30, 2012, and the years ended December 31, 2011, 2010, and 2009, cash used in investing activities consisted of $1.0 million, $2.9 million, $1.9 million, and $1.5 million, respectively, for purchases of property and equipment. In general, our purchases of property and equipment are primarily for data center equipment and network infrastructure to support our customer base, as well as equipment for supporting our increasing employee headcount.

Net cash provided by (used in) financing activities.  Our primary financing activities have consisted of capital raised to fund our operations as well as proceeds from and payments on equipment debt obligations entered into to finance our property and equipment, primarily equipment used in our data centers. As our business grows, we expect to continue to finance our capital expenditures through equipment debt vehicles.

For the six months ended June 30, 2012, cash used in financing activities consisted primarily of $0.7 million in proceeds from the issuance of common stock due to the exercise of stock options offset by $0.4 million in repayment of long-term debt.

For the year ended December 31, 2011, cash used in financing activities consisted primarily of $0.4 million in proceeds from the issuance of common stock due to the exercise of stock options and warrants offset by $0.5 million in repayment of principal obligations under capital leases and long-term debt.

For the year ended December 31, 2010, cash provided by financing activities consisted primarily of $2.5 million in proceeds from borrowings under the term loan offset by a $2.0 million repayment under the working capital line of credit. In addition, we received $0.3 million in proceeds from the issuance of common stock due to the exercise of stock options and warrants offset by $0.6 million in repayment of principal obligations under capital leases.

For the year ended December 31, 2009, cash provided by financing activities consisted primarily of a $2.0 million draw under the revolving line of credit offset by a $0.6 million repayment of long-term debt.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding term loan, operating leases for our office space, and contractual commitments for hosting and other support services. The following table summarizes our contractual obligations at December 31, 2011:

	Payment Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
			(in thousands)

Term loan	$2,292	$834	$1,458	$—	$—
Operating lease obligations	5,293	1,624	2,989	680	—
Contractual commitments	4,195	2,687	1,508	—	—

Total	$11,780	$5,145	$5,955	$680	$—

We have various contractual agreements with third parties that provide us with co-location hosting services, software licenses, maintenance and support for our operations which typically range from 12 to 36 months. The agreements require payment of a minimum amount per annum or per month for a fixed period of time. All agreements expire by 2014.

We have an outstanding credit facility that provides for a $10.0 million line of credit and a $2.5 million term loan. Through June 14, 2012, the line of credit bore interest at prime plus 1.5%, subject to a minimum rate of 5.5%, and matures on December 28, 2012. The term loan bore interest at prime plus 2.0%, subject to a minimum rate of 6.0%, and calls for monthly principal payments over 36 months beginning in October 2011. The line of credit and term loan are collateralized by all of our assets and also contains various covenants that limit, amongst other things, indebtedness, investments, liens, transactions, and certain mergers and sales of assets. On June 15, 2012, we entered into a Second Loan Modification Agreement. Among other things, this agreement amended the interest rate applicable to borrowings under the line of credit to prime plus 1.0%, amended the interest rate applicable to borrowings under the term loan to prime plus 1.5%, and removed the previous interest rate floors. At June 30, 2012, we had outstanding borrowings under the term loan of $1.9 million and we had available borrowings under our line of credit of $9.3 million (after giving effect to $0.7 million of issued but undrawn letters of credit). At June 30, 2012, we were in compliance with all covenants under our line of credit facility.

In June 2011, we renewed two contractual agreements with third parties to provide software licenses, maintenance and support for our operations. The agreements require payment of a minimum amount per annum or per month for a fixed period of time of 36 months. The agreements expire by 2014.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large clients and limit credit exposure by collecting in advance and setting credit limits as we deem appropriate. In addition, our investment strategy currently has been to invest in financial instruments that are highly liquid and readily convertible into cash and that mature within three months from the date of purchase. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We have also not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. Our investments are considered cash equivalents and primarily consist of money market funds backed by U.S. Treasury Bills and certificates of deposit. At June 30, 2012, we had cash and cash equivalents of $5.0 million. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. We do not believe our investments are exposed to significant market risk due to a fluctuation in interest rates.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

Our principal interest rate exposure relates to borrowings under our credit facility, which bear interest at a variable rate. See “—Contractual Obligations and Commitments.” At June 30, 2012, we had borrowings outstanding under the term loan of $1.9 million and available borrowings under our $10 million line of credit of $9.3 million (after giving effect to $0.7 million issued but undrawn letters of credit). Through June 14, 2012, the term loan was subject to interest at a rate of prime plus 2.0%, subject to a floor of 6.0% and any borrowing under the line of credit were subject to interest at a rate of prime plus 1.5%, subject to a minimum rate of 5.5%. On June 15, 2012, we entered into a Second Loan Modification Agreement, which amended the interest rate applicable to borrowings under the term loan to prime plus 1.5% (4.75% at June 30, 2012),  amended the interest rate applicable to borrowings under the line of credit to prime plus 1.0% (4.25% at June 30, 2012), and removed the previous interest rate floors. If there is a rise in interest rates, our debt service obligations on the borrowings under our credit facility would increase even if the amount borrowed remained the same, which would affect our results of operations, financial condition and liquidity. At our current borrowing rates as of June 30, 2012, annual cash interest expense, including fees under our credit facility, would have been approximately $0.5 million if our line of credit was fully drawn. If variable interest rates were to change by 1.0%, our interest expense would fluctuate approximately $0.02 million per year based on borrowings at June 30, 2012, or $0.12 million per year if our line of credit was fully drawn.

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar. Our customer contracts are generally denominated in the currencies of the countries in which the customer is located. Our historical revenue has been denominated in U.S. dollars and Canadian dollars. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts receivable at June 30, 2012 would have a 1.6% adverse impact on our total accounts receivable balance at June 30, 2012. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and Canada. Approximately one-half of our employees are located in Canada. Increases and decreases in our foreign denominated revenue from movements in foreign exchange rates are partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have not had a material impact on our operating results and cash flows. Based on our current international structure, we do not plan on engaging in hedging activities in the near future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

BUSINESS

Overview

We are a leading provider of on-demand Revenue Performance Management, or RPM, software solutions that are designed to enable businesses to accelerate revenue growth and improve revenue predictability by automating, monitoring and measuring their complex marketing and sales initiatives. Our set of RPM solutions, which we refer to as the Eloqua Platform, is a software-as-a-service, or SaaS, platform integrating our leading marketing automation software with our revenue performance analytics suite. Marketing and sales professionals use the Eloqua Platform to move prospective buyers more efficiently through the marketing and sales funnel, identify and predict the drivers of revenue, provide insights about marketing and sales programs to senior management and more tightly align marketing and sales teams to optimize resource allocation and drive revenue growth.

The Eloqua Platform is designed to improve marketing effectiveness and efficiency by supporting strategies such as nurture marketing, segmentation of marketing campaigns, message targeting and enhanced lead generation. A key capability of the Eloqua Platform is its ability to enable our customers to track and analyze a potential buyer’s interactions with various web pages, social media networks and other communications platforms, which interactions we refer to as “Digital Body Language.” We believe this real-time insight into buyer activity enables sales professionals to more efficiently convert sales opportunities into revenue.

The Eloqua Platform, which includes both our Marketing Automation Platform and Revenue Suite solution, includes the following functionality:

•	Lead Management and Sales Intelligence. Allows our customers to increase sales effectiveness by using sophisticated lead scoring, routing processes and sales enablement features that integrate with customer relationship management, or CRM, systems such as salesforce.com.

•	Multi-Channel Campaign Management. Helps marketers target, execute, automate, streamline, measure and benchmark marketing campaigns, from simple email execution and outbound social media communication to automated multi-channel marketing campaigns.

•	Buyer Profile Management. Enables organizations to aggregate, track and analyze lead information, including a potential buyer’s Digital Body Language. Empowers organizations to better understand potential buyers by combining contact management with lead scoring functionality, enabling more effective and robust segmentation of marketing campaigns.

•	Integration. Integrates with and leverages enterprise software solutions such as sales force automation and web analytics, as well as email, social media and other communication channels to help organizations understand, measure and intelligently respond to each step in the customer acquisition process.

•	Marketing and Sales Measurement. Allows our customers to model and understand the stages of the buying process by tracking and measuring the performance and revenue impact of their marketing programs and campaigns. Enables automatic monitoring of key revenue drivers with campaign reporting, website and social media analytics, dashboards and alerts.

•	Revenue Performance Analytics. Provides senior executives with actionable, revenue-generating intelligence, including the impact of marketing and sales programs on revenue performance and the ability to benchmark the effectiveness of their marketing programs against industry data.

We also provide professional services and educational courses to support our customers’ implementation and efficient use of the Eloqua Platform. Our professional services team facilitates rapid product adoption, integration with existing enterprise systems, such as CRM, and ongoing customer success with our solutions. Our Eloqua University offers educational courses to teach customers the principles and best practices of RPM, which we believe leads to improved business performance for our customers and increases customer loyalty.

Our solutions are particularly suited to modeling and supporting the complex sales processes of both B2B sales and B2C sales. We have a diverse, global base of over 1,100 customers encompassing a wide spectrum of industries, including technology, financial services, entertainment, manufacturing, business services and telecommunications. Representative customers from industries we currently serve include Adobe Systems, American Express, Cummins Power Generation, Dell, The McGraw-Hill Companies, the Miami Heat, National Instruments, Nestlé S.A., Siemens AG, Standard & Poor’s and VMware, each of which were in the top half of our customers, by revenue, in 2011. Our ten largest customers accounted in the aggregate for less than 11% of our total revenue in each of 2010, 2011 and the six months ended June 30, 2012, and no single customer accounted for more than 2% of our total revenue during any of those periods. We sell the Eloqua Platform on a subscription basis, generally pursuant to either one- or two-year contracts, with subscription fees paid quarterly, semi-annually or annually. We price our solutions such that subscription fees increase when the size of a customer’s database of potential buyers increases above the contracted level. Our SaaS subscription revenue model provides us visibility into our future operating results through increased revenue predictability, which enhances our ability to manage our business. Our total revenue increased from $41.0 million in 2009 to $50.8 million in 2010 and $71.3 million in 2011, representing year-over-year increases of 24% and 40%, respectively. For the six months ended June 30, 2012, our total revenue increased to $45.0 million from $31.7 million during the same period in 2011, representing a 42% increase. Our subscription and support revenue increased from $37.5 million in 2009 to $47.2 million in 2010 and $63.2 million in 2011, representing year-over-year increases of 26% and 34%, respectively. For the six months ended June 30, 2012, our subscription and support revenue increased to $39.4 million from $28.9 million during the same period in 2011, representing a 36% increase. We had net losses of $4.2 million in 2009, $1.5 million in 2010, $6.2 million in 2011 and $5.5 million for the six months ended June 30, 2012.

Our Industry

Marketing executives are increasingly confronted with managing complex constituencies, including internal and outsourced marketing groups, direct and indirect sales channels and traditional and online prospective buyers. At the same time, marketing and sales teams are being asked to demonstrate their direct impact on revenue generation to justify the value of marketing and sales expenditures. In addition, senior executives are demanding better visibility into the efficacy of marketing campaigns in order to assess the overall revenue pipeline in connection with strategic operational planning. In many cases, marketing and sales teams continue to lack the interdepartmental coordination required to effectively execute campaigns and, as a result, lack the ability to efficiently utilize related marketing and sales expenditures to increase revenue. At the same time, despite widespread adoption and integration of enterprise applications such as enterprise resource planning, or ERP, and CRM systems, many marketing and sales teams continue to rely on traditional point solutions, internally-developed solutions or manual processes to manage marketing processes and their impact on revenue. Faced with increasing levels of complexity while lacking effective solutions to align marketing and sales teams around the goal of growing revenue, marketing professionals struggle to efficiently collaborate across their constituencies, build effective content and marketing assets, track expenditures and measure return on investment and maintain brand and channel consistency.

The proliferation of digital media and the rise of social media have transformed the traditional relationship between buyer and seller. Today, buyers have instant access to vast amounts of product information through Internet searches, social media networks and company websites. As a result, rather than purely relying on vendors or mass broadcast messages for information and education about products and services, buyers are increasingly researching and educating themselves about a company’s products and services online, comparing offerings and soliciting feedback from trusted peers through social networks long before engaging with the sales personnel of a vendor. This shift has fundamentally changed the way businesses of all sizes and across all industries need to market to and communicate with buyers.

The significant increase in online activity by prospective buyers has led to a corresponding increase in the amount of prospect-related digital data. If appropriately analyzed, a prospect’s Digital Body Language provides marketing and sales professionals with valuable information about a prospect’s progress through the sales funnel. We believe enterprises are increasingly realizing that effective sales execution is dependent upon leveraging the vast quantities of available data to enable the delivery of a precise, targeted and timely message that caters to a prospective buyer’s unique concerns and desires at each stage of the buying process.

Market Opportunity for Revenue Performance Management

The Internet has led to profound changes in the way consumers and enterprises choose to communicate, share information, educate themselves, make decisions and purchase products and services. This transformation is causing a shift in marketers’ spending from traditional media channels, such as broadcast and print, to emerging interactive channels, such as web, email, mobile and social media, which we believe creates a market opportunity for a robust RPM solution capable of leveraging the data from these interactive channels to enable more effective marketing and sales programs. Forrester Research, Inc. predicts that spending on interactive marketing in the United States will increase from $34.5 billion in 2011, or 16% of overall U.S. marketing expenditures, to $76.6 billion in 2016, or 26% of overall U.S. marketing expenditures. Within this category, spending on email, mobile and social media marketing is projected to grow from $4.8 billion in 2011 to $15.7 billion in 2016, representing a compound annual growth rate, or CAGR, of 27%. Business spending on automating, analyzing and optimizing marketing and sales functions is also projected to increase. IDC predicts that the marketing automation market will grow from $3.7 billion in 2011 to $5.5 billion in 2016, while the CRM analytics market, which includes marketing and sales analytics, is projected to grow from $2.2 billion in 2010 to $3.4 billion in 2015.

The increased adoption of SaaS solutions to automate business processes has further enhanced our market opportunity. Traditionally, enterprises have relied on internal IT resources and on-premise software applications to handle their most sensitive data and business processes. As the SaaS market has matured and the benefits of SaaS solutions, including ease of deployment and use, cost-effectiveness and scalability, have become more widely recognized, enterprises have grown increasingly comfortable utilizing SaaS solutions for critical business processes. Gartner predicts that the Enterprise Application Software segment of the global SaaS market will grow from $10.0 billion in 2010 to $22.1 billion in 2015, representing a CAGR of 17%. Within the global CRM market, which includes marketing software, IDC predicts that on-demand CRM software solutions will grow from $3.3 billion in 2010 to $7.2 billion in 2015, representing a CAGR of 17%, while on-premise software solutions are only projected to grow at a CAGR of 4% during the same period.

Challenges with Traditional Solutions

Despite increasing demands for accountability of and return on investment from their marketing functions, as well as the growing complexity in the marketing ecosystem, few businesses have effectively automated their marketing organizations with advanced software solutions. The most common automation methods include internally developed solutions, expensive and resource-intensive on-premise software solutions and simple software tools that automate only the most tactical functions, each generally with minimal effect on realizing revenue growth and operational efficiencies. These solutions have proven inadequate in the following ways:

•	Not Designed for Interactive Marketing Needs. Traditional solutions have a limited ability to deliver personalized or interest-specific marketing campaigns, resulting in ineffective mass-marketing messages distributed without regard to the identity or needs of the recipients.

•	Lack of Comprehensive, Integrated Marketing Automation Platforms. Point solutions such as email marketing, office productivity tools such as spreadsheets and internally-developed systems have addressed discrete problems, but the usefulness of the output is limited without the ability to leverage, aggregate and analyze data from disparate sources. Further, existing solutions lack a single integrated platform capable of interacting with and executing dynamic campaigns across all interactive channels.

•	Inability to Track and Monitor Pre-Sales Buyer Behavior. Traditional marketing solutions lack the ability to track or analyze historical and real-time data related to a prospective buyer’s Digital Body Language and interactions across media channels. Without this information, marketing and sales professionals cannot target each individual involved in the decision-making process for a prospective buyer with relevant information or offers via campaigns or with informed and timely sales calls or emails. In addition, a sales force’s effectiveness is often further reduced because they have limited insight into the quality of a lead and, as a result, frequently spend excessive time on buyers not yet ready to make the purchasing decision.

•	Inability to Demonstrate Effectiveness and Impact of Individual Marketing Campaigns on Revenue Growth. Traditional marketing solutions cannot effectively measure the success of individual campaigns in leading to closed deals, or even prospective buyers’ responses and reactions to campaigns.

•	Lack of Consolidated View of Marketing and Sales. Most traditional software solutions treat marketing and sales as two completely different functions within an enterprise, often with very limited integration between the marketing solution residing in the marketing department and the sales force automation solution residing in the sales department. The interdependency between marketing’s discovery and nurturing of new customer leads and the sales force’s success in converting those leads to closed business is often insufficiently understood and focused upon, leading to the continuation of inefficient marketing campaigns and missed revenue opportunities.

In order to adequately track and measure the effectiveness of complex, multi-channel, data-driven campaigns on diverse audiences, companies need an integrated platform capable of tracking buyers through the buying process and monitoring their Digital Body Language to determine their stage and interest as a buyer.

Our Solution

We are a leading provider of on-demand RPM software solutions that are designed to enable businesses to accelerate revenue growth and improve revenue predictability by automating, monitoring and measuring their complex marketing and sales initiatives. The Eloqua Platform is a SaaS solution that integrates our leading marketing automation software with our revenue performance analytics suite. The following diagram depicts the application of the Eloqua Platform’s features across the marketing and sales funnel:

We also provide professional services and educational courses to ensure the successful integration of the Eloqua Platform and to optimize the marketing and sales functions of our customers. We believe that customers leveraging our proprietary knowledge and expertise have achieved demonstrable improvement in their business performance as a result of the increased effectiveness and efficiency of their marketing and sales functions.

Key benefits of our solutions include:

•	Comprehensive On-Demand Revenue Performance Management Platform. We have a single integrated on-demand platform with best-in-class functionality to automate and optimize complex marketing and sales processes across multiple interactive channels for each prospective buyer. The Eloqua Platform provides contact management, campaign management, lead management and marketing measurement, and allows our customers to perform advanced analytics on data captured across disparate sources and multiple channels, providing the necessary visibility into marketing and sales activities to optimize investments and drive revenue growth.

•	Ability to Track, Capture and Analyze a Potential Buyer’s Digital Body Language. The Eloqua Platform provides the ability to track, store and analyze potential buyers’ Digital Body Language, including their preferences, behavior and decision-making processes throughout the sales funnel. This actionable information enables our customers to score and qualify leads more accurately and identify high-quality buyer prospects to sales personnel, thereby shortening the sales cycle.

•	Real-Time Insight to Facilitate Revenue Growth and Operational Efficiency. The comprehensive marketing and sales performance reporting tools included in our solutions, including detailed dashboards, are tailored to meet the needs of executives seeking to fully understand the impact of marketing and sales on revenue growth. Our platform’s reporting and analytical capabilities provide instant visibility into the performance of individual assets and campaigns. This allows for the development of more efficient and effective marketing campaigns by enabling our customers to easily identify materials and campaigns that have the most impact at each stage of the buying cycle, measure the impact that specific programs have on revenue, and determine the time it takes for various marketing programs to demonstrate value.

•	Seamless Integration with Other Key Enterprise Systems. Our platform can be integrated with other enterprise systems, including sales force automation and CRM systems such as salesforce.com, Microsoft Dynamics CRM, Oracle CRM and NetSuite CRM, as well as web analytics systems from Webtrends and Omniture (a division of Adobe). In addition, our open platform allows third-party developers to extend the capabilities of their systems to the Eloqua Platform, thereby facilitating marketers’ ability to gather valuable customer data from disparate sources. These integration applications developed by Eloqua and third-party developers, which we call Eloqua Cloud Connectors, are available through the Eloqua AppCloud marketplace.

•	Differentiated Proprietary Knowledge and Professional Services. As one of the original architects of marketing automation and as a pioneer of the RPM category, we have gained extensive insights into the marketing and sales process. Our SmartStart onboarding program and our SmartXchange best practices library leverage our marketing domain knowledge to help our customers quickly benefit from the Eloqua Platform. In addition, Eloqua University leverages the domain expertise of our dedicated professionals to deliver courses that help our customers maximize the benefits of our solutions and become experts in applying best practices and concepts of RPM to their businesses.

Our Competitive Strengths

We believe that our position as a market leader results from several key competitive strengths, including:

•	Significant Domain Expertise and Thought Leadership in Marketing Automation and Revenue Performance Management. Since our inception in 2000, we have been an innovator in the marketing software solutions industry, leading the transition to marketing automation and, more recently, acting as a pioneer of the RPM category. Our extensive domain expertise helps us develop and improve our marketing technology, which we believe promotes customer loyalty by providing them with unique marketing insights that enhance their productivity. We have introduced into the Eloqua Platform a series of advanced executive-level dashboards that analyze and report on key standards and metrics that demonstrate the impact marketing activities have on revenue. The tangible metrics we use as revenue performance indicators, or RPIs, include the value of our customers’ pipeline, velocity of the sales funnel and conversion rates of prospects.

•	Deep Customer Relationships and Demonstrated Customer Success. We have deep customer relationships with what we believe are some of the most successful and fastest growing companies worldwide, which demonstrates the strength of our solutions. The depth of our customer relationships is a function of our focus on revenue generation, which creates many points of customer engagement, including with multiple members of our customers’ senior management, sales and marketing teams. We believe we earn the trust of our clients by working collaboratively with these executives to improve the effectiveness of their marketing activities. In turn, our current base of over 1,100 customers in key industries provides us with strong references that enable us to effectively market to new prospective customers.

•	Our Partner Network Enables Us to Leverage Our Platform. We have established an effective worldwide network of strategic consulting and implementation partners to facilitate the rapid and successful deployment of the Eloqua Platform. By creating an ecosystem of partners, we have broadened the adoption of our solutions without incurring the expense of maintaining and managing a large services organization. We partner with firms such as Capgemini and Astadia for implementation and delivery services. We also are able to extend the value of our solutions through seamless integrations with salesforce.com, Microsoft, Oracle, Omniture, Webtrends and dozens of other third-party solutions.

•	On-Demand Software Delivery Model. We developed the Eloqua Platform as a multi-tenant SaaS solution from the start, with no hardware or software installation required by our customers. As a SaaS solution, our customers automatically receive software upgrades and releases as soon as those upgrades become available. This approach results in lower total cost of ownership, ease of deployment and adoption and improved return on investment for our customers. In addition, the low-cost deployment of our solutions is particularly attractive to SMBs that might otherwise refrain from executing complex multi-channel marketing campaigns.

•	Highly Attractive Operating Model. We believe we have a highly attractive operating model due to the recurring nature of our subscription revenue, the scalability of, and our ability to leverage our SaaS platform, our opportunity to generate additional sales from our existing customers over time and the diversification of our revenue stream across industries.

•	Concurrent Growth with Our Customers. Our pricing model is designed so that subscription fees increase when the size of a customer’s database increases above the contracted level, which aligns our financial interests with the growth and success of our customers.

•	Recurring Revenue Model. Our subscription-based model results in greater visibility and predictability of future revenue, enhancing our ability to effectively manage our business.

•	Scalable Software Business Model. We have designed our SaaS business model to accommodate significant additional business volumes with limited incremental costs, providing us with opportunities to improve our operating margins and operating cash flows.

Our Growth Strategy

We intend to strengthen our position as a leading provider of on-demand RPM software solutions. The key elements of our growth strategy include:

•	Acquire New Customers Through Education and Increasing Awareness of RPM. We believe our customer base currently represents only a small fraction of the organizations that could benefit from our solutions, creating a large opportunity to grow our customer base as we replace custom-developed, in-house software and point solutions with our integrated marketing software solutions. Core to our growth strategy is continuing to educate chief executive officers, sales executives, marketers and industry analysts regarding the benefits and best practices of RPM. We have pursued a wide range of strategies to educate the market and accelerate RPM adoption, including writing and publishing books (Revenue Engine in 2011 and Digital Body Language in 2009), writing RPM white-papers, publishing customer case-studies focused on RPM implementation, creating videos and blog posts about various aspects of RPM, developing industry RPM benchmarks and establishing online communities where marketers can share ideas and best practices. We believe that by educating the marketplace about the benefits of RPM, we can drive increased demand for our solutions.

•	Continue to Innovate and Expand the Capabilities and Functionality of our Platform. We plan to introduce new solutions that enhance the functionality of our platform to continually address the latest opportunities for and challenges to business executives. We also plan to continue investing in new solutions that will create additional entry points with our prospective customers and generate significant cross-selling opportunities within our existing customer base.

•	Further Expand into our Existing Customer Base. Many of our customers initially purchase only a portion of our solutions for a limited number of users within a specific department or group. As they derive value from our products, many customers decide to expand their use of our RPM solutions, thereby providing us with a substantial opportunity to increase the lifetime value of the customer relationship. We plan to increase revenue from our existing customers by using the success of already-implemented solutions to expand utilization across the enterprise and to cross-sell other offerings and features. Recurring revenue from existing customers grows as they purchase additional solutions and store more customer and prospect records in their databases.

•	Continue to Strengthen and Expand our Direct Sales Force and Partner Relationships. We believe that there are many large enterprises and SMBs that are potential customers for the Eloqua Platform, and we are expanding our direct sales force to capture new customer opportunities. We have also developed strategic relationships with systems integrators, marketing service providers, marketing agencies and complementary software vendors to increase the distribution and market awareness of our solutions. We believe we have a significant opportunity to leverage our direct sales force to drive revenue growth and expand our global market reach, as well as efficiently increase our services delivery capacity through continued attention to our partner relationships.

•	Expand our International Presence. We plan to increase our international presence into regions where we believe customers will recognize the benefits and adopt RPM solutions. We believe there is significant international demand for our solutions, because the Internet has transformed buyer behavior globally. In 2011, we generated approximately 10% of our revenue from outside the United States and Canada. We intend to grow our sales in Europe, South America and the Asia-Pacific region by expanding our direct sales force and partner relationships in these locations.

•	Selectively Pursue Acquisitions of Complementary Technologies. In addition to developing innovative solutions internally, we may selectively acquire other businesses and technologies that we believe will strengthen our competitive advantage, accelerate our customer and revenue growth and provide access to new and emerging markets.

Our Offerings

Our comprehensive Eloqua Platform combines the features and functionality of our leading Marketing Automation Platform with the next-generation capabilities of our Revenue Suite, and is supported by our Professional Services.

We currently offer three product configurations of the Eloqua Platform, which we call Eloqua Enterprise, Eloqua Team and Eloqua Express. Each of these product configurations is delivered on the Eloqua Platform, which enables us to leverage our development and support expenditures by providing the functionality required by any type of customer on a single platform. Our Enterprise product is targeted at the large enterprise market, and includes the full functionality of our platform, including more sophisticated targeting, more robust consolidated reporting and premier support. Our Team product, which is targeted at mid-market and smaller enterprises, has many of the same features as the Enterprise product, but does not include some of the advanced features required by larger organizations. Finally, our Express offering is targeted at the SMB market, featuring more basic functionality and designed for easier configuration and launch.

Marketing Automation Platform

Our Marketing Automation Platform offers the following capabilities across each of the Eloqua Platform’s product configurations.

Campaign Management.  Our Marketing Automation Platform allows marketers to quickly and efficiently design, test and launch repeatable event-triggered, personalized multi-step campaigns through the following key functions.

•	Lead Nurturing. Our solution provides improved lead flow as marketing teams are able to automate nurture campaigns, immediately track and score lead behavior, and pass on purchase-ready leads to sales teams based on commonly-agreed definitions.

•	Event Management. Through our open platform, our event management solution integrates with many of the leading providers of webinar and event management software to streamline the event marketing process by increasing awareness of events, capturing registrations, automating follow-up and increasing attendance.

•	Multi-Channel Campaign Management. Our hosted platform simplifies the planning, development and execution of marketing campaigns for delivery across various channels, including email, social media, online events and mobile. With our solution, marketing teams can automate time-intensive delivery and routing tasks, enabling them to focus on larger strategic and creative initiatives.

Lead Management.  Our Marketing Automation Platform provides real-time lead management, from lead capture and distribution to sophisticated lead scoring and routing processes that support larger channel and sales organizations through the following key functions.

•	Eloqua Co-Dynamic Lead Scoring. Our Eloqua Co-Dynamic Lead Scoring technology transforms lead scoring from a subjective process to an analytical approach. Utilizing common lead quality definitions such as BANT (Budget, Authority, Need and Timeline), as well as key qualification data, including lead response, social media activity and behavior, sales leads can be objectively ranked and prioritized.

•	Lead Routing. Our platform enables marketers to assign and route leads automatically to their sales counterparts in real-time based on complex parameters. Critical conversion rates in the process of providing leads to sales teams can be compared against a benchmark of the same conversion rates in our combined customer base.

•	CRM Integration. Our solutions integrate with leading CRM systems for data, lead and process flow. We integrate with multiple on-demand CRM systems including salesforce.com, Microsoft Dynamics CRM, Oracle CRM and NetSuite CRM. We also offer an application programming interface, or API, through which the Eloqua Platform can be integrated with other third-party CRM systems including Siebel, SAP, Oracle and internal databases.

Contact Management.  Our Marketing Automation Platform enables our customers to better profile their prospects by capturing and tracking lead information, campaign response and web activity, and then providing marketing teams with the ability to segment and personalize campaigns based on this data through the following key functions.

•	Segmentation. We provide the ability to build segments based on contact, account, campaign, purchase history, social media activity, and other related custom data about prospects and existing clients.

•	Data Cleansing. We provide the ability to cleanse and standardize data, leveraging data tools built into the application or through extensions of the open platform.

•	Subscription Management. Customers can build and manage a subscription center so that prospects and clients can opt in and select specific areas of interest.

•	Database Management. Customers can improve the quality of their contact lists, track and analyze prospects’ online behavior and benchmark their marketing performance against the performance of similar companies. As of June 30, 2012, we managed the profiles of potential buyers in over three billion buying processes and processed an average of over nine billion database transactions per day on behalf of our customers, including website views, social media interactions, emails and many other online transactions.

Marketing Effectiveness.  Our Marketing Automation Platform includes marketing campaign measurement applications to help our customers track and measure marketing program performance and revenue impact through the following key functions.

•	Marketing Campaign Effectiveness. Enables customers to create reports on standard email metrics like opens, click-through rates, form conversions and website activity, as well as understand who is actually performing these activities at a named level. Each of these metrics can be benchmarked against the performance of similar companies.

•	Database Health Reporting. Enables our customers to measure, monitor and improve the quality of their data and the completeness and accuracy of their contact profiles.

•	Lead Quality Analysis. Helps our customers understand the quality of leads and where they are coming from, as well as identify the lead profiles that are converting the fastest into opportunities for the sales team.

•	Improved Campaign Return on Investment Functionality. Allows customers to track return on investment more easily across multi-step campaigns and enables marketers to attribute revenue to specific campaigns more easily and reliably.

Social Media Automation.  Our Marketing Automation Platform allows customers to take advantage of the growth in social media. Our customers are able to track, extend and improve the performance of their sales and marketing efforts across the Social Web by using the key following tools:

•	Social to Revenue. Tracks how prospects engaged in social media channels are progressing through the sales and marketing pipeline, demonstrating the impact of social media on revenue growth.

•	Social Sharing. Our platform makes it easy for our customers to organically increase the reach and influence of promotions and other marketing content by allowing their prospects to share content with their peers. Using embedded “social buttons,” recipients of marketing materials can share content within their social networks with a push of a button.

•	Social for Sales. We provide sales professionals with the ability to monitor the impact of content and conversations on social networks, allowing them to understand what interests and motivates individual prospects. With this data they can strategically determine how to engage leads in conversation.

Eloqua Cloud Connectors.  Marketing and sales professionals are employing a growing number of applications to discover and influence prospects throughout the marketing and sales funnel. These applications perform a wide variety of functions such as webinars, text messaging, data management, online community management, social media monitoring and direct mail. Each function provides highly-desired data about buyer behavior. However, insufficient communication between such applications can result in disparate data and an incomplete view of how prospects are encountering and engaging with an organization’s marketing and sales efforts.

Our Marketing Automation Platform’s open architecture allows independent application providers to integrate their individual solutions with our platform, enabling applications to share the data collected in a central place. For instance, a business might first identify a prospect who downloaded a presentation on a particular topic, subsequently attended a sponsored webinar on the same subject and later continued the conversation on a social network. Eloqua Cloud Connectors bring these various data points together, extending the organization’s view of the prospect across the entire marketing and sales process.

Eloqua Cloud Connectors are featured in the Eloqua AppCloud, an online marketplace where independent vendor’s applications can seamlessly integrate. Since launching in June 2011, more than 60 connectors have been added, including Adobe, WebEx, ON24, Jigsaw, Demandbase, Rapleaf, StrikeIron, SlideShare, Jive and Lithium. The Eloqua Cloud Connectors help marketers consolidate their view of a prospective buyer into a single system. Eloqua Cloud Connectors enable our customers to perform a variety of functions, including:

•	query social or classic data sources to deepen our customers’ understanding of the buyer across their various online and social identities;

•	read data from marketing systems such as event or webinar providers in order to extend their understanding of buyers’ Digital Body Language; and

•	trigger marketing actions such as text messaging, direct mailing or social messaging.

Eloqua for Sales.  Our Marketing Automation Platform includes Eloqua for Sales, which provides sales people with a suite of intelligence and productivity applications designed to help them quickly identify opportunities and analyze critical information about prospects, thereby improving their effectiveness when communicating with prospects through the following key functions.

•	Eloqua Discover for salesforce.com. Provides a prioritized view of the most engaged prospects and accounts, enabling sales representatives to allocate their resources more efficiently.

•	Eloqua Profiler. Our graphical summary of a prospect’s online behaviors allows sales representatives to focus conversations on topics that are most likely to resonate with buyers.

•	Eloqua Engage. Alleviates the need to constantly re-create emails that are frequently used throughout the sales process, ensuring sales professionals are using marketing-approved messaging, branding and content, while also allowing for personalization and tracking of each email template sent. Eloqua Engage is available through the web, via different CRM solutions or on an iPad.

•	Web Visit Alerts. We email real-time comprehensive alerts directly to sales representatives when hot prospects visit our customers’ websites.

Revenue Suite

Revenue Suite is at the core of the Eloqua Platform. It builds on our award-winning Marketing Automation Platform to provide significantly more robust reporting and analytics. Whereas the Marketing Automation Platform serves as a bridge between marketing and sales, our Revenue Suite is intended to provide actionable revenue-generating intelligence directly to the senior management team. Just as many organizations operate and optimize their core business functions with Key Performance Indicators, or KPIs, the Eloqua Platform enables our customers to manage and optimize their own customer acquisition process through various key marketing and sales metrics, which we refer to as Revenue Performance Indicators. Utilizing RPIs, our customers can track the effectiveness of their marketing and sales functions in real time, measuring their impact on influencing prospective buyer behavior and, ultimately, their contribution to revenue. We have worked extensively with industry experts and customers to distill the key metrics that we believe help companies grow their revenue, and a benchmark index to allow our customers to gauge their performance across the following key indicators:

Revenue Suite is currently comprised of the following products:

•	Revenue Architect. Provides our customers the ability to build an integrated marketing and sales funnel, with standard stages and business rules on how buyers move through the purchasing process.

•	Revenue Insight. Our RPIs supply executives with the latest data on which marketing initiatives are driving top-line growth.

•	Revenue Benchmark Index. We believe we are the only company to provide customers with real-time marketing benchmark data across our universe of customers, allowing them to gauge their performance against their peers.

Professional Services

We complement our on-demand software platform with a range of professional services that are designed to assist our customers in re-engineering their business processes to facilitate greater automation of their marketing workflow and progression towards their utilization of RPM. We believe these services help demonstrate to our customers the valuable insights provided by the Eloqua Platform and, as a result, our platform’s value proposition to an enterprise. We have devoted considerable time to developing industry-specific methodologies and best practices, and educational classes and certifications to improve the effectiveness of our customers’ marketing and sales programs as their sophistication grows. These services include:

•	Education and Certification. We offer our clients access to ongoing educational programs through our Eloqua University. As the pioneer of the RPM category, we created our Eloqua University to educate our clients on best practices in the areas of RPM, social media, marketing measurement and lead management. In addition, we provide certifications on Revenue Lifecycle Management, or RLC, best practices and the Eloqua Platform via our RLC Masters and Eloqua Masters certification programs. Eloqua University’s dedicated professionals currently offer over 25 courses, including Eloqua Fundamentals, Eloqua Insight, Eloqua Multi-Touch Campaigns, and Eloqua Social Media. Our worldwide team of instructors delivers nearly 300 classes every quarter. We believe that our systematic approach to educating our customers is a competitive advantage and creates a high degree of customer engagement and loyalty.

•	Implementation. Our professional services team is organized to deliver services designed to ensure rapid time-to-value, product adoption and ongoing customer success. With our on-demand subscription model, we have eliminated the need for lengthy and complex implementation services such as customizing code, deploying equipment, and managing unique network and application environments for each customer. Instead, we focus our services offerings on strategic marketing best practices and automating business processes.

Through our onboarding services, we help our customers implement our solution rapidly, often in a matter of days or weeks. We also provide follow-on services designed to help our clients gain greater visibility, alignment and results from their investment. Our SmartStart onboarding methodology is designed specifically to give SMBs platform functionality without a lengthy implementation timeframe or large investment.

With the SmartStart onboarding approach, our clients enjoy the following benefits:

•	Time Savings. Rapid results by establishing campaigns, advanced segmentation, nurturing and CRM integration generally in less than five days;

•	Add Strategic Value. Our average customer automates 25% of their campaigns in the first year, freeing up time to focus on strategic marketing initiatives; and

•	Guaranteed Success. We offer a “money-back guarantee” to our customers who complete SmartStart, agreeing to release them from the remaining balance of their contract if at any time within six months of their contract, they notify us that they wish to terminate.

We also understand that large enterprise organizations may require more flexibility, strategic program design and phased deployment alternatives. We offer both packaged service options and tailored projects for our enterprise customers. Both approaches leverage our “Accelerate” implementation methodology, which is based upon an iterative configuration approach designed to deliver value quickly and empower customer team members to take control of their system. We have used this methodology on hundreds of projects and believe it provides the series of steps, activities and deliverables necessary for a successful implementation.

•	Integration. Our Eloqua Cloud Connectors provide an open platform for third-party developers to extend their capabilities to the Eloqua Platform. We offer a variety of services offerings to support each type of integration. Professional services related to CRM integration focus on the process requirements for aligning a marketing and sales organization and the flow of a lead as it is qualified, handed to sales, and then accepted or rejected.

Customers

We have over 1,100 customers with users in more than 40 countries, encompassing a wide spectrum of attractive vertical markets, including the technology, financial services, entertainment, manufacturing, business services and telecommunications industries. We define our enterprise customers as those customers with revenue of greater than $300 million per year, and customers with revenue less than $300 million per year as our SMB customers. Our enterprise customers represented approximately 37% of our customer base and generated approximately 62% of our total revenue during the six months ended June 30, 2012, while our SMB customers represented approximately 63% of our customer base, and generated about 38% of our total revenue during the same period.

The following is a representative sample of our current customers across the various industries we currently serve, with each industry indicated below including customers that vary in size (both in reference to the amount of revenue we derive from the customers and the size of the customers’ businesses):

Technology/Manufacturing

Affymetrix
AMD
Applied Biosystems
Cisco
Dell
HP
Iogear
Lenovo
Liebert
National Instruments
NETGEAR
SACHEM
Seagate

Financial Services

Deutsche Bank
Digital Insurance
Fidelity Investments
Franklin Templeton Investments
Platts
Schroders
Standard & Poor’s
Trust Company of America
WisdomTree
Wolters Kluwer

Software

ArcSight
Avid
Cognos
Endeca
GXS
Informatica
Manhattan Associates
McAfee
NetApp
Netezza
Nuance
Perkin Elmer
Rosetta Stone
Schooldude.com
Siemens
Software AG
Solarwinds
Sybase
TrialPay
VMware
Winshuttle

Entertainment

Golden State Warriors
Miami Heat
Sacramento Kings
Washington Capitals
WGBH

Telecommunications

Comcast
LifeSize
Savvis
Telstra
Terremark

SaaS/Cloud

Blackboard
Brightcove
Concur
Cornerstone OnDemand
LinkedIn
Mindbody
SuccessFactors
Taleo
Telligent
Zoominfo

Business Services

ADP
American Express
Aon
BAASS Business Solutions
Booz Allen Hamilton
Corporate Executive Board
D&B
Fujitsu
Harvard Business School Publishing
Iron Mountain
NIIT (USA) Inc.
TriNet

We employ a global team of dedicated customer success managers who are solely responsible for helping clients achieve their growth objectives. Our customer success managers leverage our methodology, which we call “Success Plan,” a 12-month milestone-based plan, matched to customer objectives, to drive rapid value from our solution. This Success Plan also includes a “health check” every six months that benchmarks the customer’s performance against a comparable segment of our more than 1,100 customers.

Customer Case Studies

The information and outcomes discussed in the customer case studies below have been derived from our discussions with, and surveys and questionnaires provided to us by, our customers and are only being provided as an example of the application and utility of our solutions with respect to the customers identified. While we believe that these case studies are demonstrative of our customers’ use and the efficacy of the Eloqua Platform, we make no assurances as to the future performance of our solutions for these or other customers or the indicative nature of these case studies with respect to the utility of our solutions for our customers generally.

While using Eloqua RPM, Platts increased qualified leads from approximately 30% to over 70%

Platts is a division of The McGraw-Hill Companies, and is a leading global provider of energy information for the physical and futures markets. Platts uses the Eloqua Platform to power its RPM strategy, and to improve visibility and alignment across marketing and sales teams to increase revenue. In order to determine how effective marketing was at sourcing qualified leads for sales, our Customer Success Management team worked with Platts to set up and track various metrics, such as percent of leads contacted within 24 hours, total percent contacted and closed/won conversion ratios. Automating the data integration between the Eloqua Platform and Oracle CRM on Demand allowed Platts to provide actionable data to the sales team.

Platts discovered that its sales team would be more effective handling fewer but more qualified leads. While using our revenue performance analytics solution, Platts decreased the number of leads provided by marketing to sales by 64%, but improved the quality of the leads provided by implementing Eloqua Co-Dynamic Lead Scoring. This led to an increase in the sales follow-up rate on qualified leads from approximately 30% in 2009 to over 70% in 2010 (and as high as 90% in some regions). As a result of these changes, the conversion rate of marketing qualified leads to sales opportunities increased from 23% to 31% from 2009 to 2010.

Siemens PLM deployed Eloqua Platform globally, decreasing cost per lead from as high as $300 to less than $30

Siemens PLM Software is a leader in product lifecycle management software, and has deployed the Eloqua Platform to provide marketing automation across its global operations. Siemens PLM Software developed an initial communications campaign around the stages of the buying process using a series of web pages, emails and search analysis. The Eloqua Platform allowed them to maintain global brand consistency, while dynamically tailoring messages to meet the language and content preferences of recipients. The preferences could be continually refined with prospect profile and activity information captured by the Eloqua Platform.

As the Siemens PLM team became more proficient in leveraging the capabilities of the Eloqua Platform, our solutions enabled Siemens to automatically personalize a global marketing campaign, and in the process reduced the number of required landing pages from hundreds to just two. This simplification enabled Siemens to reduce the amount of time required to design and personalize a campaign from approximately 100 hours to approximately 10 hours. The Eloqua Platform also enabled Siemens PLM to capture all lead data in a single unified global database. The increased efficiency ultimately both helped increase the number of leads, and decreased the cost per lead from as high as $300 to less than $30.

Eloqua Platform enables Golden State Warriors to implement a multi-channel social campaign and generate over $400,000 in revenue

The NBA’s Golden State Warriors implemented the Eloqua Platform to power their season ticket marketing efforts. In 2010, the Warriors launched their “Warriors Draft Challenge” using the Eloqua Platform to fully integrate a variety of social media channels such as Facebook, Twitter and YouTube, while collecting actionable data on those who participated. As part of the promotion, the Warriors used the Eloqua Platform to create campaigns such as a contest with daily challenges, the successful completion of which filled in pieces to an online puzzle. Fans were incentivized with daily prizes, including the chance to win season tickets. The Warriors reported the following measurable results from this social media driven promotion:

•	increased web site traffic by 66% year over year during the promotion;

•	increased Facebook Fans count by 175%, from 39,000 to 107,000;

•	increased Twitter followers over 250% from 4,000 to 15,000; and

•	generated over $400,000 in ticket revenue through sales to contest participants.

Eloqua Platform enables Avid to achieve high open and click-through rates from a multi-pronged email campaign

Avid creates the digital audio and video technology used to make some of the most listened to, most watched and most loved media in the world and uses the Eloqua Platform for its global marketing activities. Avid was embarking on a major launch of its flagship audio editing software for independent and professional musicians and wanted to properly support the launch in order to maximize revenue for this key product initiative, targeting existing customers as well as prospects. Avid believed that an instrumental element to its success would be strong engagement with its targets and developed multiple paths to nurture prospective buyers and segmented its targets into the appropriate nurture campaign. By using the Eloqua Platform to target customers with unique messaging and price points based upon purchase history, more than 50% of emails in its campaign were opened (as compared to the estimated industry average of 24%) and more than 11% of emails sent caused recipients to click through to get additional information (as compared to the estimated industry average of 3%).

During the same product launch, Avid also leveraged the Eloqua integration with Omniture to capture certain information regarding shopping cart abandonments and dropped these potential buyers into a separate nurturing campaign. This innovative program caused more than 75% of emails sent to be opened, and 7.5% of recipients actually closed a purchase based on the new campaign, driving meaningful revenues from these otherwise potentially lost sales.

Marketing and Sales

Marketing

Our marketing activities are designed to build broad brand awareness, generate thought leadership and create demand and leads for the sales organization within our target markets. Our marketing programs target the decision-maker in a sales cycle, including the chief marketing officer, the chief information officer, the chief financial officer, the functional heads of marketing and other key technology managers. Additionally, we focus on industry analysts, consulting firms, marketing service providers, marketing agencies, business and trade press, and other industry pundits who exert considerable influence in our market.

We use our own Eloqua Platform to run our global marketing operations, providing us fully integrated marketing solutions for:

•	managing our marketing spend;

•	streamlining our marketing workflows and agency collaboration;

•	storing and re-using our brand assets for global access and localization;

•	executing our multi-channel marketing campaigns and events;

•	collecting online responses and converting anonymous website visitors to known prospects;

•	moving prospects through a nurturing, scoring and qualification process; and

•	automatically distributing qualified leads into our sales force automation system.

Sales

We principally sell through our direct sales force, which accounted for 91% of our new business in 2011. We also use regional market makers who sell our product as resellers. The reseller channel represented 9% of our 2011 sales. Our direct sales force is comprised of a group of enterprise sales professionals who sell our solutions to larger companies and a group of SMB sales professionals who sell our solutions to smaller companies. These groups are primarily responsible for new customer acquisition and expanding our business relationships. Our customer success managers are primarily responsible for ensuring that our customers’ value attainment is meeting their expectations, along with supporting our customers’ renewal process and desire for incremental, add-on software and services orders. In line with our core value of cultivating customer success and loyalty, every Eloqua customer is supported by a customer success manager. Our sales efforts are supported by a dedicated pre-sales application consulting team.

Our partners are also an important element of our sales process. They provide us with new sales leads, positively influence the outcome of sales opportunities where we are already engaged and enhance our value proposition with complementary offerings. We support our partners with our channel sales managers and our partner advocacy team.

Alliances

We have a number of non-exclusive strategic relationships, both formal and informal, in which we partner with industry participants to facilitate, among other things, system integration, consulting and marketing services and referrals. In many cases we have written agreements with these partners, and these agreements generally have one-year terms and allow termination for convenience by either party after a notice period.

Strategic Partners

Our strategic partnerships include global systems integrators and agencies such as Accenture, Capgemini, Harte-Hanks, and Ogilvy One. These firms provide our customers consulting services and in some cases embed the Eloqua Platform in other SaaS solution offerings. Our strategic partners provide global capabilities with a focus on our enterprise clients. We have written agreements with each of these companies. Strategic partners generally have the ability to purchase our products at a discount and resell those products on an embedded or stand-alone basis. There are no minimum fees or sales volumes required.

Marketing Agencies and Consulting Firms

We have contracts with many regional marketing agencies and consulting firms. These include partners from the salesforce.com ecosystem such as Astadia, DemandGen and eVariant, which complement their growing CRM installed base with our RPM solution. We also have contracts with many regional demand generation and marketing outsourcing agencies that provide marketing services and can help our mutual customers use the Eloqua Platform for a broad range of sophisticated projects. These relationships expand our delivery capabilities and geographic presence. We provide a formal training and certification process to support client success. Marketing agencies and consulting firms generally have the ability to purchase our products at a discount and resell those products on an embedded or stand-alone basis. There are no minimum sales volumes required.

Referral Partners and Marketing Ambassadors

We have contracts with a growing network of referral partners, including technology firms and data providers that we incentivize for introductions to potential customers. Referral partners receive a fee when customers sign contracts with us as a result of the referral. Marketing ambassadors are generally also referral partners and only receive the referral fee as their remuneration. Marketing ambassadors are thought leaders and typically host marketing events and other promotional activities pursuant to contractual arrangements.

Technology Partners

We have technology relationships with large CRM and sales force automation vendors such as salesforce.com and Microsoft. We also work with web analytics providers such as Adobe, through its Omniture subsidiary, and Webtrends. We generally do not have written agreements with these sales force automation and web analytics companies, but rather our products and the products of our technology partners are integrated and promoted as working together for the benefit of our mutual customers. In addition, our Eloqua AppCloud includes links to companies providing web conferencing solutions to data providers and to other companies with marketing-oriented products. These companies include data.com (salesforce.com), ON24 and WebEx. Companies participating in our Cloud Connector program agree to certain terms of use particular to the program, and the program does not require any payments.

Industry Organizations

We participate in a number of industry organizations, such as the Email Sender and Provider Coalition (ESPC) and the Messaging Anti-Abuse Working Group (MAAWG), which aim to develop and implement industry-wide improvements in spam protection and solutions to prevent inadvertent blocking of legitimate commercial emails. We also act as educational advisors to privacy and data governance coalitions like International Association of Privacy Professionals (IAPP) and participate in the FBI’s InfraGard program, which is an association of businesses, academic institutions, state and local law enforcement agencies, and other participants dedicated to sharing information and intelligence to prevent hostile acts against the United States.

Research and Development

Our research and development organization is responsible for planning and managing the design, development and quality of our software solutions. Specific functions within research and development include product and project management, software engineering, quality control and assurance and documentation. As of June 30, 2012, we had 64 employees in our research and development organization.

Our staff monitors and tests our software on a regular basis, and maintains a regular release processes to refine and update our solutions. We typically deploy new releases and updates multiple times per year.

Our research and development expenses were $8.6 million, $10.4 million and $11.7 million in 2009, 2010 and 2011, respectively. Our significant investment in research and development over these years reflects our commitment to broadening and deepening our solutions to drive growth across our business.

Technology

The Eloqua Platform is designed with an on-demand, multi-tenant SaaS architecture to be accessed via a web browser. Our solution has been designed and built with the following capabilities in mind:

•	Intuitive User Experience. The Eloqua Platform is designed to create an intuitive, interactive and consistent user experience. The goal of our design is to minimize the need for extended product training.

•	Scalability and Reliability. Our architecture provides the scalability to meet the needs of the most demanding marketing and sales organizations in the world. We believe we deliver world-class reliability while processing billions of transactions per day on behalf of our customers, including website views, social media interactions, emails and many other online transactions.

•	Security. We pursue and conform to rigorous security and auditing standards required by both the industry and our customers. We employ the fundamental principle of “security by design,” which enables comprehensive and flexible security throughout our application.

•	Configurability. Our solutions provide flexibility for the user to configure the Eloqua Platform according to their needs.

•	Integration. As part of the Eloqua Platform, we provide standard, pre-built integrations with leading CRM systems. We also enable additional custom integration for our customers and partners through our Web Services API.

•	Open Platform. Our platform is extensible by third-party technology partners to provide maximum benefit to marketers who use a variety of solutions to interact with their prospective buyers.

The Eloqua Platform is designed and deployed with a multi-tenant, multi-user architecture, providing each client with a separate instance of the database while maintaining a common schema across all clients. This particular multi-tenancy model allows the dual benefit of physical data abstraction and data model consistency, which is paramount for both security and manageability.

The Eloqua solution is an open, n-tier, component-based architecture to enable the use of best-in-class technologies. The component-based architecture promotes reuse, functional extensibility and on-going maintainability of the code-base.

The software stack is comprised of a combination of Microsoft Windows, IIS and SQL Server with a suite of support services deployed on Linux. Our server code is primarily based on the Microsoft .NET technologies. This includes the data-tier, which employs MS-SQL Server as the relational database management system. The user interface tier, designed for user interactivity, employs a combination of Javascript and HTML5 technologies.

Operations

Our platform is hosted in a Tier 1 Verizon datacenter in Toronto, Canada. This facility provides physical security including around-the-clock manned security, video surveillance, biometric access controls, redundant power and environmental controls as well as redundant Internet connection points. Within the datacenter, we manage all systems and services that make up the platform infrastructure in a secure cage.

All servers in our network are connected to at least two network switches to provide a resilient network infrastructure with high levels of uptime. Our network also employs load balancing for scalability and reliability. In addition, our deployment architecture enables us to extend our capacity on-demand and in a cost-effective manner. We perform security assessments of our application and infrastructure once a year. Our security posture is further enhanced by submitting not only our datacenter facilities, but also our internal business process, to a SAS70, Type II audit on an annual basis. Our cross-functional security team covers all aspects of security from physical access to sites and sensitive areas to code and system level controls. The security team, reporting through our chief security officer, manages security events through a well established incident management policy and process.

We use a number of third party services, including content delivery network and DNS management.

Competition

Our market is evolving, highly competitive and fragmented, and we expect competition to increase in the future. We believe the principal factors that generally determine a company’s competitive advantage in our market include the following:

•	marketing focus and domain expertise;

•	breadth and depth of product functionality;

•	vision for market and product strategy;

•	scalable, open architecture and ease of integration;

•	integrated application platform leveraging a unified code base and re-usable component services;

•	flexibility to configure application to customer’s unique marketing processes;

•	time to value and total cost of ownership;

•	availability and quality of implementation consulting services;

•	strong customer and partners relationships; and

•	name recognition and brand reputation.

We face competition from businesses that develop their software internally and from other software vendors and service providers. Our competitors vary for each of our solutions, and some of these providers include:

•	plan and spend management software vendors, such as Oracle Corporation and SAP AG;

•	workflow, project management and brand management vendors, such as marketing agencies who develop custom systems for their clients;

•	email marketing software vendors, including Responsys, Inc., ExactTarget, Inc., Constant Contact, Inc. and numerous other email marketing companies;

•	campaign management software vendors, such as Oracle Corporation, SAS Institute Inc., Aprimo, Inc. (a division of Teradata Corporation), and Unica Corporation (a division of International Business Machines Corporation); and

•	lead management software vendors, such as Oracle Corporation, Genius.com, Incorporated, Marketo, Inc., Neolane Inc., Pardot LLC, Silverpop Systems, Inc. and smartFOCUS Group plc.

We expect that new competitors will continue to enter the marketing automation and RPM markets with competing products. In addition, we expect competition to increase as a result of software industry consolidation, including through possible mergers or partnerships of two or more of our competitors. We also expect that new competitors, such as enterprise software vendors that traditionally have focused on enterprise resource planning or back office applications, will continue to enter the marketing automation and RPM markets with competing products. In addition, sales force automation and customer relationship management system vendors, such as Microsoft Corporation, NetSuite Inc., Oracle Corporation, Sage Software, Inc., salesforce.com, inc. and SAP AG, could acquire or develop solutions that compete with our offerings.

Intellectual Property

Our success depends in part on our ability to protect our core technology and intellectual property. To accomplish this, we rely upon a combination of patent, copyright, trade secret and trademark laws and non-disclosure and other contractual arrangements to protect our proprietary rights.

To date, we have two U.S. patent applications and one international patent application pending. Our patent strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level. We do not know whether our patent applications will result in the issuance of patents or whether the examination process will require us to narrow the scope of our claims. To the extent either application proceeds to issuance, it may be opposed, contested, circumvented, designed around by a third party, or found to be invalid or unenforceable. In addition, any future patent applications may not be issued with the scope of the claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us. If our products are found to conflict with any patent held by third parties, we could be prevented from selling our products or our patent applications may not result in issued patents.

We own numerous registered trademarks, including Eloqua, Active Profiles, Digital Body Language, Eloqua Web Analytics, Eloqua CRM Integration and Eloqua Co-Dynamic Lead Scoring. In addition, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, end users and channel partners. We rely in part on U.S., Canadian and international copyright laws to protect our software. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or invention assignment terms of their agreements. Despite our efforts to protect our intellectual property through patents, trademarks and confidentiality agreements, unauthorized parties may copy or otherwise obtain and use our software and proprietary technology.

We have in the past and may in the future license third-party software products to be incorporated into our software solutions. We are not materially dependent upon these third-party software licenses, and we believe that the licensed software in our product is generally replaceable, by either licensing similar software from other vendors or building the functionality ourselves.

Government Regulation

Email/Communications

Our customers use our RPM solutions to perform a variety of tasks that involve communications across email, mobile, social and/or web-based channels. These communications are governed by a variety of U.S. federal, state, and foreign laws and regulations. With respect to email campaigns, for example, in the United States, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, establishes certain requirements for the distribution of “commercial” email messages for the primary purpose of advertising or promoting a commercial product, service, or Internet website and provides for penalties for transmission of commercial email messages that are intended to deceive the recipient as to source or content or that do not give opt-out control to the recipient. The U.S. Federal Trade Commission, a federal consumer protection agency, is primarily responsible for enforcing the CAN-SPAM Act, and the U.S. Department of Justice, other federal agencies, State Attorneys General, and Internet service providers also have authority to enforce certain of its provisions.

The CAN-SPAM Act’s main provisions include:

•	prohibiting false or misleading email header information;

•	prohibiting the use of deceptive subject lines;

•	ensuring that recipients may, for at least 30 days after an email is sent, opt out of receiving future commercial email messages from the sender, with the opt-out effective within 10 days of the request;

•	requiring that commercial email be identified as a solicitation or advertisement unless the recipient affirmatively assented to receiving the message; and

•	requiring that the sender include a valid postal address in the email message.

The CAN-SPAM Act preempts most state restrictions specific to email marketing. Moreover, some foreign jurisdictions, such as Australia, Canada and the European Union, have also enacted laws that regulate sending email, some of which are more restrictive than the CAN-SPAM Act. For example, some foreign laws prohibit sending unsolicited email unless the recipient has provided the sender advance consent to receipt of such email, or in other words has “opted-in” to receiving it. Violations of the CAN-SPAM Act’s provisions can result in criminal and civil penalties, including statutory penalties that can be based in part upon the number of emails sent, with enhanced penalties for commercial email senders who harvest email addresses, use dictionary attack patterns to generate email addresses, and/or relay emails through a network without permission.

With respect to text message campaigns, for example, the CAN-SPAM Act and regulations implemented by the U.S. Federal Communications Commission pursuant to the CAN-SPAM Act, and the Telephone Consumer Protection Act, also known as the Federal Do-Not-Call law, among other requirements, prohibit companies from sending specified types of commercial text messages unless the recipient has given his or her prior express consent.

Additionally, our customers collect and use personal information about consumers to conduct their marketing campaigns, which subjects them to federal, state and foreign privacy laws that regulate the use, collection and disclosure of consumers’ personal information. In European Union member states and certain other countries outside the United States, data protection is more highly regulated and rigidly enforced as privacy regulations and not email regulations. Non-compliance with these laws and regulations carries significant financial penalties.

We are strong advocates of permission-based email marketing and our terms and conditions and acceptable use policies require that our customers comply with all applicable laws, including, among others, the CAN-SPAM Act and other privacy regulations around the globe, in the use of our RPM solutions and hold them liable for any violations of such laws. If we become aware that a customer has violated a law applicable to its marketing activities while using our RPM solutions and/or breached our terms and conditions, we can suspend or terminate its use of our RPM solutions and professional services.

We have taken additional steps to facilitate our clients’ compliance with many of the email regulations around the world through the adoption of our Acceptable Use Policy which provides that our clients:

•	use our software only to send emails to customers and prospects that have consented to receiving their email;

•	will not use our system to send unsolicited email; and

•	agree that we retain the right to use auditing methods such as complaint and email failure monitoring to verify that clients are abiding by our Acceptable Use Policy. However, our clients are ultimately responsible for compliance with laws, regulations and our policies.

Privacy/Data Security

We are subject to a number of federal, state, and foreign laws and regulations regarding data governance and the privacy and protection of member data that affect companies conducting business on the Internet. In the area of information security and data protection, many governments, states and countries have passed laws requiring notification to users when there is a security breach of their sensitive personal data, such as the 2002 amendment to California’s Information Practices Act, or requiring the adoption of minimum information security standards to protect data as it is in transit. The costs of compliance with these laws will increase in the future as a result of changes in interpretation and continued data breaches bring further requirements on the online industry. Furthermore, any failure on our part to comply with these laws may subject us to significant liabilities and fines to our customers and us.

Employees

As of June 30, 2012, we had 368 employees worldwide, of whom 164 were located in the United States, 173 were located in Canada, and 31 were located overseas. These employees included 118 in marketing and sales, 80 in product development, 65 in customer support, 54 in professional services and 51 in general and administrative positions. None of our employees are represented by a union or are party to a collective bargaining agreement. We believe we have good relations with our employees.

Facilities

Our principal executive offices are located in Vienna, Virginia, where we occupy approximately 22,000 square feet of space under a lease expiring in 2016. In addition, we maintain a regional office in Toronto, Ontario, where we occupy approximately 34,000 square feet of space under a lease expiring in 2015. We also maintain smaller leased regional offices in Cambridge, Massachusetts, San Francisco, California, Austin, Texas, London, England, Brussels, Belgium, Frankfurt, Germany and Singapore. We believe that our facilities are generally suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition or liquidity.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth information regarding our executive officers, key employees and directors, including their ages as of June 30, 2012.

Name	Age	Position

Executive Officers:
Joseph P. Payne	47	Chairman of the Board, President and Chief Executive Officer
Don E. Clarke	53	Chief Financial Officer and Treasurer
Alex P. Shootman	47	Chief Revenue Officer
Heidi M. Melin	46	Chief Marketing Officer
Andre H.S. Yee	48	Senior Vice President, Product Development
Stephen E. Holsten	46	Vice President, General Counsel and Secretary
Key Employees:
Jonathan D. Hamovitch	57	Senior Vice President, Human Resources
Karen A. Pisha	50	Senior Vice President, Global Account Services
Steven K. Woods	37	Chief Technology Officer
Paul M. Teshima	40	Senior Vice President, Product Management
Robert V. Brewster	45	Senior Vice President, Business Development
Non-Management Directors:
Byron B. Deeter(3)	38	Director
Neal Dempsey(1)	71	Director
John J. McDonnell, Jr.(3)	74	Director
Thomas Reilly(1)(2)	49	Director
Stephen M. Swad(3)	50	Director
Bradford D. Woloson(1)(2)	43	Director

(1)	Member of the compensation committee.
(2)	Member of the nominating and corporate governance committee.
(3)	Member of the audit committee.

Joseph P. Payne has served as our president and chief executive officer and a member of our board of directors since June 2007, and as chairman of the board since August 2011. Mr. Payne also served as our interim president and chief executive officer from January 2007 to June 2007 and, prior to joining Eloqua, served as an executive for a number of technology companies. Mr. Payne served as president of Qualys, Inc. during October 2006 and as president and chief operating officer of iDefense, a VeriSign company, from April 2005 to October 2006. Prior to joining iDefense, he served as president and chief executive officer of eSecurity Inc., eGrail, Inc. and IntelliData Technologies, Inc. Mr. Payne has also held a number of marketing roles at companies including MicroStrategy, Inc. (where he served as chief marketing officer), The Coca-Cola Company, The Procter & Gamble Company, and Royal Crown Company. Mr. Payne holds an M.B.A. and an A.B. in Public Policy from Duke University. We believe that Mr. Payne’s operational and historical expertise gained from serving as our president and chief executive officer, as well as his varied marketing experience, qualify him to serve as a member of our board of directors.

Don E. Clarke has served as our chief financial officer since March 2008. Prior to joining Eloqua, Mr. Clarke served as chief financial officer of Cloakware, Inc. from August 2006 to February 2008 and has served as chief financial officer of a number of companies, including Visual Networks, Inc., eCommerce Industries, Inc. ReturnBuy, Inc. and Net2000 Communications, Inc. He has served as a board member for several private companies, has been on various committees of the Northern Virginia Technology Council and the Technology Council of Maryland and is a member of the American Institute of Certified Public Accountants. Mr. Clarke holds a B.S. in Accounting from Virginia Tech.

Alex P. Shootman has served as our chief revenue officer since July 2009. Prior to joining Eloqua, Mr. Shootman served as senior vice president of worldwide sales and services of Vignette Corporation from October 2006 to November 2008 and as executive vice president of sales and marketing at TeleTech Holdings, Inc. from July 2005 to October 2006. Mr. Shootman has held sales positions at a number of companies, including BMC Software, Inc. and IBM Corporation. Mr. Shootman holds a Bachelor of Business Administration from the University of Texas at Austin.

Heidi M. Melin has served as our chief marketing officer since May 2012. Prior to joining Eloqua, Ms. Melin served as chief marketing officer of the following companies: Taleo Corporation from May 2011 to April 2012; Polycom, Inc. from September 2007 to February 2011; and Hyperion Solutions Corporation from June 2005 to June 2007. Between 1996 and 2005, Ms. Melin held various marketing positions with PeopleSoft, Inc. Ms. Melin holds a B.A. in Political Science from Willamette University.

Andre H.S. Yee has served as our senior vice president, product development since March 2008. Prior to joining Eloqua, Mr. Yee served as an independent consultant from March 2007 to March 2008 and as president and chief executive officer of NFR Security, Inc. from September 2003 until its acquisition by Check Point Software Technologies Ltd. in January 2007. Previously, Mr. Yee served as vice president, research and development of SAGA Software and in senior management roles in several other companies. Mr. Yee holds a B.S. in Computer and Electronics Engineering from George Mason University.

Stephen E. Holsten has served as our vice president and general counsel since April 2010. Prior to joining Eloqua, Mr. Holsten served in a number of positions with VeriSign, Inc. from January 2002 to April 2010, including most recently as director, legal from 2005 to January 2009 and as director, policy & compliance from January 2009 to April 2010. Prior to VeriSign, Mr. Holsten served as director, commercial and legal operations at Winstar Communications, Inc. and worked for several law firms in private practice, including Greenberg Traurig LLP. Mr. Holsten holds a J.D. from the UCLA School of Law and a B.A. in Economics from Williams College.

Jonathan D. Hamovitch has served as our senior vice president, human resources since December 2010. Prior to joining Eloqua, Mr. Hamovitch served as vice president, international human resources of AOL Inc. from March 2007 to October 2010 and as vice president, human resources of AOL Canada Corp. from June 2001 to February 2007. Previously, Mr. Hamovitch served as vice president of human resources for Derivion Corporation and for Wal-Mart Canada. He also held senior positions at Dylex Limited, Mercer Consulting and Imperial Oil/Esso. Mr. Hamovitch currently serves as the chair of the Provincial Partnership Council (PPC), an advisory committee comprised of leaders from the private, public and voluntary sectors, focused on promoting Passport to Prosperity, a program designed to increase employer participation in providing school-work programs for students. Mr. Hamovitch holds a B.A. in Industrial Relations from McGill University.

Karen A. Pisha has served as our senior vice president, global account services since July 2012, and previously served as our senior vice president, professional services from September 2010 to July 2012. Prior to joining Eloqua, Ms. Pisha served as vice president, global services of ServiceMax, Inc. from June 2009 to September 2010 and as global vice president, professional services of SuccessFactors, Inc. from July 2005 to June 2009. Previously, Ms. Pisha worked for PeopleSoft, Inc. in a variety of professional services roles, including as vice president of HCM consulting.

Steven K. Woods is one of our founders and has served as our chief technology officer since our inception in 2000. Prior to founding our company, Mr. Woods worked in corporate strategy at Bain & Company and engineering at Celestica Inc. Mr. Woods hold a Bachelors of Applied Science in Engineering Physics from Queen’s University.

Paul M. Teshima has served in a variety of roles since joining Eloqua in September 2000, including as our senior vice president, product management since July 2011. Mr. Teshima previously served as our senior vice president, customer strategy and success from November 2005 to June 2011, vice president, client services from February 2002 to October 2005 and business development manager from September 2000 to January 2002. Prior to joining Eloqua, Mr. Teshima served as manager, new product implementation of the Rogers@Home division of Rogers Communications. Mr. Teshima holds a Masters degree in Engineering from the University of British Columbia and a B.Sc.E. in Physics from Queen’s University.

Robert V. Brewster has served as our senior vice president, business development since May 2008. Prior to joining Eloqua, Mr. Brewster served in several roles, including vice president, alliances and senior director, at salesforce.com from June 2005 to May 2008. Previously, Mr. Brewster served in business development roles at a number of companies, including Siebel Systems, Inc., BEA Systems, Inc., Epiphany, Inc. and IntelliCorp, Inc. Mr. Brewster holds a B.S. in Information Systems from the University of Phoenix.

Byron B. Deeter has served as a member of our board of directors since September 2007. Mr. Deeter is a partner of Bessemer Venture Partners, a venture capital firm, where he has held various positions since he joined the firm in 2005, and is presently a managing member of the firm’s management company. Prior to joining Bessemer Venture Partners, Mr. Deeter was a director at International Business Machines Corporation from April 2004 to April 2005. Before that, Mr. Deeter held various positions in Trigo Technologies, Inc., including president and chief executive officer, from January 2000 to November 2000, and vice president, business development, from November 2000 to April 2004. Prior to Trigo, Mr. Deeter worked as an associate with TA Associates, a private equity firm, from June 1998 to January 2000, and as an analyst at McKinsey & Company, a management consulting firm, from September 1996 to June 1998. Mr. Deeter currently serves as a director of Cornerstone OnDemand, Inc. Mr. Deeter holds a B.A. with honors from the University of California, Berkeley in Political Economies of Industrial Societies. We believe that Mr. Deeter’s experience in the venture capital industry, particularly with SaaS and marketing companies, qualifies him to serve as a member of our board of directors.

Neal Dempsey has served as a member of our board of directors since August 2006. Mr. Dempsey has been a general partner of Bay Partners, a venture capital firm, since May 1989, and the managing general partner since July 2002. Mr. Dempsey joined Bay Partners after a varied business career including five years as chief executive officer of Qubix Graphics Systems, one year as chief executive of Envision Technology, and several senior management positions with Zentec and Harris Corporation. He currently serves as a director of Guidewire Software, Inc. and Enphase Energy, Inc. and is a former director of Brocade Communications Systems. Mr. Dempsey holds a B.A. in Business from the University of Washington. We believe that Mr. Dempsey’s experience in the venture capital industry, particularly with SaaS companies, combined with his experience in the management and operations of businesses, qualify him to serve as a member of our board of directors.

John J. McDonnell, Jr. has served as a member of our board of directors since January 2009. Mr. McDonnell has served as chairman and chief executive officer of Phoenix Managed Networks since February 2010, and previously served as chairman and chief executive officer of ExaDigm Inc. from October 2008 to February 2010. Mr. McDonnell is the founder of TNS, Inc., a leading provider of data communications services to processors of credit card, debit card and ATM transactions worldwide. Mr. McDonnell served as chairman and chief executive officer and a director of TNS, Inc. from April 2001 to September 2006 and previously from 1990 to 1999 (when the company was Transaction Network Services, Inc.). He served as chairman and chief executive officer of PaylinX Corp., a software provider for transaction processing, from November 1999 until it was sold to CyberSource Corporation in September 2000. Mr. McDonnell served as a director of CyberSource from September 2000 until its sale to Visa Inc. in July 2010. Mr. McDonnell currently serves as a director of DealerTrack Holdings, Inc. and several privately-held companies. He was the recipient of KPMG Peat Marwick LLP’s 1997 High Tech Entrepreneur Award and the Rensselaer Polytechnic Institute 2002 Entrepreneur of the Year Award. Mr. McDonnell holds a B.S. in Electrical Engineering from Manhattan College, an M.S.E.E. from Renssalaer Polytechnic Institute and an Honorary Doctorate of Humane Letters from Marymount University. We believe that Mr. McDonnell’s experience as a chairman and chief executive officer of a public company and experience managing high-growth companies qualify him to serve as a member of our board of directors.

Thomas Reilly has served as a member of our board of directors since April 2012. From October 2010 to May 2012, Mr. Reilly served as vice president and general manager of HP Enterprise Security Products. He served as chief executive officer, president and director of ArcSight, Inc. from October 2008, August 2007 and June 2008, respectively, until its acquisition by HP in October 2010. Mr. Reilly also previously served as the chief operating officer of ArcSight, Inc. from November 2006 to September 2008. From April 2004 to November 2006, Mr. Reilly served as vice president of business information services of IBM, and from November 2000 until its acquisition by IBM in April 2004, Mr. Reilly served as chief executive officer of Trigo Technologies, Inc., a product information management software company. Prior to Trigo Technologies, Mr. Reilly held various general management and sales leadership roles at IBM, Lotus Development, and BroadQuest. He holds a B.S. in Mechanical Engineering from the University of California, Berkeley. We believe Mr. Reilly’s experience as chief executive officer of a public company and 20 years of general management experience in enterprise software businesses ranging from start-up to public companies qualify him to serve as a member of our board of directors.

Stephen M. Swad has served as a member of our board of directors since August 2011. Mr. Swad has served as president and chief executive officer and as a director of Rosetta Stone, Inc. since February 2012. From November 2010 to February 2012, Mr. Swad served as chief financial officer of Rosetta Stone, Inc. Mr. Swad previously served as executive vice president and chief financial officer of Comverse Technology, Inc. from May 2009 to October 2010 and as special advisor to the chief executive officer of Comverse from October 2010 to November 2010. From May 2007 to August 2008, Mr. Swad served as executive vice president and chief financial officer of Federal National Mortgage Association (Fannie Mae), a federally chartered provider of funding for the secondary housing mortgage market. On September 6, 2008, the board of directors of Fannie Mae adopted a resolution consenting to the appointment of the Federal Housing Finance Agency as conservator of Fannie Mae, which appointment was effected the same day. Mr. Swad previously served as executive vice president and chief financial officer of AOL LLC, a global web services company, from February 2003 to February 2007. Mr. Swad also served as executive vice president of finance and administration at Turner Entertainment Group, and vice president, financial planning and analysis at Time Warner. Mr. Swad, a certified public accountant in the State of Michigan and former partner of KPMG LLP, also served as deputy chief accountant at the SEC. Mr. Swad is a former director of Verint Systems Inc. Mr. Swad holds a B.B.A. degree from the University of Michigan. We believe Mr. Swad’s experience with financial accounting matters for complex organizations and oversight of the financial reporting process of public companies qualify him to serve as a member of our board of directors.

Bradford D. Woloson has served as a member of our board of directors since August 2006. Since 1994, Mr. Woloson has served in several positions at JMI Equity Fund, a venture capital firm, including currently as general partner. Mr. Woloson is a director of several private companies and a former director of Unica Corporation. Prior to joining JMI Equity Fund in 1994, Mr. Woloson was a financial analyst in the Technology Group at Alex. Brown. Prior to Alex. Brown, Mr. Woloson was a fixed income analyst at Kidder Peabody International, Inc. in London. Mr. Woloson holds an A.B. in Economics from Harvard University. We believe that Mr. Woloson’s experience in the venture capital industry working with technology companies qualifies him to serve as a member of our board of directors.

Each of our executive officers is elected by, and serves at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Corporate Governance and Board Composition

We currently have seven directors, each of whom was elected as a director under the board composition provisions of a stockholders agreement and our by-laws. The holders of a majority of our shares of preferred and common stock, voting together as a single class on an as-converted basis, have designated Joseph P. Payne, John J. McDonnell, Jr., Thomas Reilly and Stephen M. Swad for election to our board of directors. The holders of a majority of our shares of Series A preferred stock, voting as a separate class, have designated Bradford D. Woloson for election to our board of directors. The holders of a majority of our shares of Series B preferred stock, voting as a separate class, have designated Neal Dempsey for election to our board of directors. The holders of a majority of our shares of Series C preferred stock, voting as a separate class, have designated Byron B. Deeter for election to our board of directors. The board composition provisions of the stockholders agreement will terminate upon the closing of this offering. Upon the termination of these provisions, we will not be bound by contractual obligations regarding the election of our directors.

Following the closing of this offering, our nominating and corporate governance committee and board of directors may consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity and is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our company through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

Independent Directors

Our board of directors has determined that Messrs. Deeter, Dempsey, McDonnell, Reilly, Swad and Woloson are independent, as determined in accordance with the rules of NASDAQ and the Securities and Exchange Commission. Upon the closing of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of NASDAQ and the rules and regulations of the Securities and Exchange Commission.

Classified Board

Immediately prior to the closing of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. Our directors will be divided among the three classes as follows:

•	Class I, which will consist of Messrs. Dempsey and Woloson, whose term will expire at our annual meeting of stockholders to be held in 2013;

•	Class II, which will consist of Messrs. Deeter and McDonnell, whose term will expire at our annual meeting of stockholders to be held in 2014; and

•	Class III, which will consist of Messrs. Payne, Reilly and Swad, whose term will expire at our annual meeting of stockholders to be held in 2015.

Our amended and restated certificate of incorporation and amended and restated by-laws, which will be effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one third of the board of directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Leadership Structure and Risk Oversight

Mr. Payne serves as our president and chief executive officer and as chairman of the board. The board of directors believes that having our president and chief executive officer as chairman of the board facilitates the board of directors’ decision-making process because Mr. Payne has first-hand knowledge of our operations and the major issues facing us. This also enables Mr. Payne to act as the key link between the board of directors and other members of management. To assure effective independent oversight, the board of directors annually appoints a lead independent director. Mr. Dempsey currently serves as our lead independent director. In this role, Mr. Dempsey serves as chairman of the executive sessions of the independent directors and assists the board in assuring effective corporate governance. Executive sessions of the independent directors are held following each regularly scheduled in-person meeting of the board of directors.

Our board of directors oversees the management of risks inherent in the operation of our business and the implementation of our business strategies. Our board of directors performs this oversight role by using several different levels of review. In connection with its reviews of the operations and corporate functions of our company, our board of directors addresses the primary risks associated with those operations and corporate functions. In addition, our board of directors reviews the risks associated with our company’s business strategies periodically throughout the year as part of its consideration of undertaking any such business strategies.

Each of our board committees also oversees the management of our company’s risk that falls within the committee’s areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors. Our chief financial officer reports to the audit committee and is responsible for identifying, evaluating and implementing risk management controls and methodologies to address any identified risks. In connection with its risk management role, our audit committee meets privately with representatives from our independent registered public accounting firm and our chief financial officer. The audit committee oversees the operation of our risk management program, including the identification of the primary risks associated with our business and periodic updates to such risks, and reports to our board of directors regarding these activities.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee will operate under a separate charter adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of NASDAQ, the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission rules and regulations.

Audit Committee

Our audit committee is currently comprised of Messrs. Deeter, McDonnell and Swad, with Mr. Swad serving as chairman of the committee. Our board of directors has determined that Messrs. Deeter, McDonnell and Swad meet the independence requirements of Rule 10A-3 under the Exchange Act and the applicable listing standards of NASDAQ. Our board of directors has determined that Mr. Swad is an “audit committee financial expert” within the meaning of the SEC regulations and listing standards of NASDAQ. The audit committee is responsible for, among other things:

•	appointing, retaining, terminating and approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	overseeing the qualifications and performance of our independent registered public accounting firm;

•	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	meeting independently with our independent registered public accounting firm;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters;

•	conducting an appropriate review and approval of all related-party transactions for potential conflict of interest situations on an ongoing basis;

•	making regular reports to our board of directors;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing and assessing the adequacy of the audit committee charter; and

•	evaluating its own performance and reporting the results of such evaluation to our board of directors.

Compensation Committee

Our compensation committee is currently comprised of Messrs. Dempsey, Reilly and Woloson, with Mr. Woloson serving as chairman of the committee. Our board of directors has determined that Messrs. Dempsey, Reilly and Woloson are independent as defined under the applicable listing standards of NASDAQ. The compensation committee is responsible for, among other things:

•	discharging the responsibilities of our board of directors relating to compensation of our directors and executives;

•	overseeing our overall compensation programs;

•	administering our equity and bonus plans;

•	reviewing and approving the terms of any employment agreements, severance arrangements and change in control agreements; and

•	preparing the compensation committee report required to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is currently comprised of Messrs. Reilly, and Woloson, with Mr. Reilly serving as chairman of the committee. Our board of directors has determined that Messrs. Reilly and Woloson are independent as defined under the applicable listing standards of NASDAQ. The nominating and corporate governance committee is responsible for, among other things:

•	identifying individuals qualified to become board members;

•	developing and recommending to the board criteria for selecting board and committee membership;

•	recommending that our board of directors select the director nominees for election at each annual meeting of stockholders;

•	developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines;

•	evaluating the performance of our directors on the board and its committees; and

•	periodically reviewing and recommending any changes to our corporate governance guidelines to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the closing of this offering, our code of business conduct and ethics will be available on our website at www.eloqua.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plan and expectations regarding future compensation programs. Actual compensation programs and changes to any such programs that we adopt may differ materially from currently planned programs and compensation changes to such programs.

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis, we address the compensation determinations and the rationale for those determinations relating to our named executive officers for the year ended December 31, 2011 and the compensation programs we have implemented for our current executive officers. Our named executive officers for the year ended December 31, 2011 were:

•	Joseph P. Payne, president and chief executive officer;

•	Don E. Clarke, chief financial officer;

•	Alex P. Shootman, chief revenue officer;

•	Brian E. Kardon, chief marketing officer; and

•	Andre H.S. Yee, senior vice president, product development.

Background and Overview of Our Executive Compensation Objectives, Policies and Procedures

Our primary objective with respect to executive compensation is to attract and retain individuals who possess knowledge, experience and skills that we believe are important to our business, which focuses on enabling businesses to accelerate revenue growth and improve revenue predictability by automating, monitoring and measuring their complex marketing and sales initiatives.

Specifically our compensation programs are designed to:

•	attract and retain individuals with superior ability and managerial experience;

•	align executive officers’ incentives with our corporate strategies, business objectives and the long-term interests of our stockholders; and

•	increase the incentive to achieve key strategic performance measures by linking incentive award opportunities to the achievement of performance objectives and by providing a portion of total compensation for executive officers in the form of ownership in our company.

To achieve these objectives, we seek to provide a competitive compensation package that ties a substantial portion of the executive’s overall compensation to achievement of company objectives and the executive’s individual performance. We generally participate in or purchase compensation surveys to track our competitive positioning. To aid the compensation committee in its compensation determinations made in March 2011, we participated in the Culpepper Compensation Survey, which focuses on the software industry, and obtained data from the Venture Capital Executive Compensation Survey. At that time, the compensation committee did not benchmark compensation nor did it set specific compensation targets for our named executive officers as compared to market data.

Following the establishment of compensation packages for our named executive officers in March 2011, the compensation committee retained Compensia in June 2011 as its independent compensation consultant to advise the compensation committee in matters related to executive officer compensation going forward. Compensia does not provide any services to us other than the executive compensation services provided to the compensation committee. Compensia provided to the compensation committee proprietary survey data with respect to compensation for both pre-IPO and public companies, as well as compensation data for the chief executive officers and chief financial officers of the following 17 publicly-traded companies, selected because of these companies’ similarities to us in industry, revenue, number of employees and lifecycle stage relative to an initial public offering:

comScore	Constant Contact	Convio
Cornerstone OnDemand	DemandTec	Envestnet
IntraLinks	Keystone Systems	Live Person
LogMeIn	LoopNet	Marchex
MediaMind Technologies	Responsys	Saba Software
SPS Commerce		Vocus

In July 2011, the compensation committee determined that our compensation philosophy going forward would be to target total cash compensation for our named executive officers at the 75th percentile among pre-IPO companies and at the 50th percentile among public companies, allowing for variances based on performance. Based on the survey and peer group data described above, the compensation committee reviewed the compensation packages of our named executive officers in August 2011. The compensation committee determined that Mr. Payne’s total target cash compensation (including Mr. Payne’s June 2011 base salary increase described below) was below both target percentiles, at approximately the 50th percentile for pre-IPO companies and approximately the 25th percentile among public companies. Given the disparity between Mr. Payne’s then-current total cash compensation and the going-forward targets, as well as the fact that Mr. Payne’s stock options were fully vested as of July 2011, our board of directors granted Mr. Payne an additional 400,000 stock options in August 2011 in lieu of a further increase to Mr. Payne’s cash compensation package. After review of the total cash compensation packages for our other named executive officers as compared to the survey and peer group data, the compensation committee made no changes to their total cash compensation packages for 2011. The compensation committee noted that Mr. Clarke’s target total cash compensation was above the 75th percentile among pre-IPO companies, but below the 50th percentile among chief financial officers of public companies. Mr. Shootman’s total target cash compensation exceeded the percentile targets identified above for both pre-IPO and public companies; the compensation committee noted that part of the disparity is due to the fact that Mr. Shootman’s responsibilities exceed the responsibilities of executives with similar titles, as in addition to sales he is responsible for both our business development and customer support functions. Mr. Kardon’s total target cash compensation exceeded both the 75th percentile among pre-IPO companies and the 50th percentile among public company executives with similar titles and responsibilities. Finally, Mr. Yee’s total target cash compensation exceeded the 75th percentile among pre-IPO companies, but was below the 50th percentile among public company executives with similar titles and responsibilities.

Base salary increases are generally tied to individual performance, while annual performance bonuses are generally tied to achievement of pre-set performance metrics. We believe that both base salary and bonuses should be linked to competitive market conditions to be able to attract and retain strong talent. Equity awards are primarily used to promote long-term stockholder value and employee retention through the use of multi-year vesting schedules that provide an incentive to the executive to remain in our employ through the end of the vesting period in order to share in any increase in our company value over time.

Our compensation committee oversees our compensation and benefit plans and policies, administers our equity incentive plans and reviews and approves all compensation decisions relating to all executive officers. In addition to the external compensation surveys, the compensation committee worked with our senior vice president, human resources to consider performance and review competitive market data in making compensation-related decisions for our president and chief executive officer and other named executive officers. In 2011, the compensation committee retained Compensia, Inc. as its independent compensation consultant to advise the compensation committee going forward in matters related to executive officer and director compensation.

In reviewing compensation levels of our executive officers for 2011, our compensation committee considered our financial status, and worked with our president and chief executive officer to understand the contributions that members of our management team made to our business, their collective knowledge of compensation trends in the industry in which we compete, and their experiences and business judgment. The compensation committee also directly reviewed the performance of our president and chief executive officer.

Following the closing of this offering, as we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will evolve. We expect our compensation committee will continue to be primarily responsible for overseeing our compensation policies and approving the compensation for all of our executive officers. Our compensation committee may review the compensation packages offered by other similar companies based on aggregate survey data. In addition, while market data and reports from third-party consultants provide useful starting points for compensation decisions, our compensation committee may also take into account factors such as level of responsibility, prior experience and individual performance in arriving at final compensation decisions.

Recent Compensation Actions

In connection with Mr. Kardon’s departure from the Company in January 2012, he received five months of his base salary, 100% of his target bonus for 2011 and payments for health benefits. See “— Employment Agreements — Brian E. Kardon” below.

Executive Compensation Components

Our executive compensation consists of the following components:

•	base salary;

•	annual cash performance bonuses;

•	long-term equity incentive compensation; and

•	broad-based benefits programs.

As discussed below, we have also entered into employment agreements with each of our named executive officers that provide for payment of severance upon certain terminations of employment. Each of the elements of our executive compensation is discussed in detail below, including a description of the particular element and how it fits into our overall executive compensation and a discussion of the amounts of compensation paid to our named executive officers in 2011 under each of these elements.

Although we have not adopted any formal guidelines for allocating total compensation between long-term and short-term cash compensation and non-cash compensation, or among different forms of non-cash compensation, we intend to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to the achievement of corporate goals and value-creating milestones, such as revenue growth, product development, and Adjusted EBITDA.

Annual Cash Compensation

Base Salary

Base salaries for our named executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent. Base salaries are originally established at the time the executive is hired based on our understanding of what executives at other similar companies are being paid at such time, the experience they bring to the role and independent negotiation with these executives. The base salaries of our named executive officers are reviewed annually by the compensation committee and may be adjusted to reflect individual roles and contribution to our performance. This process is supported by annual performance reviews conducted by our president and chief executive officer with respect to his direct reports (including each other named executive officer) and the review the compensation committee undertakes with respect to our president and chief executive officer. We may also increase the base salary and equity opportunity of an executive officer at other times due to market conditions or if a change in the scope of the officer’s responsibilities justifies such consideration. We believe that a competitive base salary is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward executives for their overall performance.

In connection with setting the 2011 base salaries for our named executive officers, the compensation committee considered the prevailing market conditions, individual performance, and our financial position, and chose to increase the base salaries for Messrs. Payne, Clarke and Shootman. Mr. Payne’s 2011 base salary was increased to reflect both his individual performance and the scope of complexity of his role as our company grows and matures. Mr. Clarke’s 2011 base salary was increased in recognition of the changes to the complexity of the role as we approached the IPO. Mr. Shootman’s base salary was increased to reflect the leadership he provided in significantly growing revenue.

The base salaries of our named executive officers for the year ending December 31, 2010 and the year ended December 31, 2011 are summarized in the table below:

Name	2010 Base Salary	2011 Base Salary		Percent Increase

Joseph P. Payne	$287,000	$310,000	(1)	8.0%
Don E. Clarke	$225,000	$235,000		4.4%
Alex P. Shootman	$225,000	$235,000		4.4%
Brian E. Kardon	$215,000	$215,000		—
Andre H.S. Yee	$225,000	$225,000		—

(1)	Mr. Payne’s base salary was increased to $300,000 as of January 1, 2011. In June 2011, Mr. Payne’s base salary was further increased to $310,000 to align internal pay equity among our executive officers.

Cash Performance Bonuses

We believe that a significant portion of annual cash compensation for our named executive officers should be contingent upon successful company performance. Therefore, our named executive officers are eligible to receive annual cash incentive compensation that is generally tied to achievement of pre-established company-wide, individual and, in some cases, department-specific performance metrics. Under our cash incentive compensation program, our compensation committee has the authority to award annual performance-based cash bonuses to our executive officers and non-executive employees. Each of the named executive officers has a target cash bonus amount that is based on a prescribed lump sum payment tied to the achievement of pre-set metrics.

Under this program, each named executive officer other than our president and chief executive officer has an annual performance bonus target recommended by our president and chief executive officer and reviewed and approved by the compensation committee. Our president and chief executive officer’s annual performance bonus target is set by the compensation committee. The annual performance bonus targets are denominated as dollar amounts, rather than a percentage of annual base salary, and were initially established within each executive’s employment agreement through negotiations with our company. The target bonuses are revisited annually by the compensation committee, and the compensation committee has the discretion to award cash bonuses that are greater than or less than the bonus that would have been earned by the executive based on achievement of the relevant performance goals.

In 2011, bonus opportunities were increased for Mr. Payne, Clarke, Shootman, and Kardon as compared to 2010. Mr. Payne’s 2011 bonus opportunity was increased to reflect both his individual performance and the scope of complexity of his role as our company grows and matures. Mr. Clarke’s 2011 bonus opportunity was increased in recognition of the changes to the complexity of the role as we approached our initial public offering. Mr. Shootman’s bonus opportunity was increased to reflect the leadership he provided in significantly growing revenue. Mr. Kardon’s bonus opportunity was increased to reflect new challenges in his role as the marketing landscape became more competitive. Each named executive officer’s target annual cash performance bonus for 2010 and 2011 is set forth in the tables below:

	2010 Target	2011 Target
Name	Bonus	Bonus

Joseph P. Payne	$153,000	$170,000
Don E. Clarke	$110,000	$120,000
Alex P. Shootman	$225,000	$235,000
Brian E. Kardon	$120,000	$130,000
Andre H.S. Yee	$85,000	$85,000

Performance bonus awards for 2011 were determined based on achievement of a number of measurable performance goals established at the beginning of the year by the compensation committee. These goals are based on our corporate objectives for the year, and different goals were assigned a different relative weight for each named executive officer based on his role and responsibilities within the company, as well as the importance of his position to the achievement of each particular goal. Every executive’s bonus is measured based on performance in the same two specific company-wide metrics that we have determined to be important to our business, as well as on individualized performance goals. The bonus for Mr. Yee is also measured based on department-specific metrics, as described below.

The 2011 performance bonus metrics were as follows:

•	Revenue. The Revenue metric consists of a target for our revenue, as reflected on our financial statements.

•	Customer Satisfaction. The Customer Satisfaction percentage was determined by our president and chief executive officer and reviewed with the compensation committee and was based on a combination of upsells, renewals and the results of customer surveys.

•	Management by Objectives (MBO). The MBO metric consists of individual objectives for each named executive officer, established on an annual basis and for which the named executive officer will have significant responsibility for delivering the results of the objective.

•	Product Development. The Product Development metric was only applicable to Mr. Yee and was based on his achievement of various internal and confidential product development milestones.

For 2011, relative weighting by named executive officer for the performance metrics listed above was as follows:

		Customer		Product
Name	Revenue	Satisfaction	MBO	Development

Joseph P. Payne	60%	20%	20%	—
Don E. Clarke	60%	20%	20%	—
Alex P. Shootman	80%	10%	10%	—
Brian E. Kardon	60%	20%	20%	—
Andre H.S. Yee	40%	20%	10%	30%

The relative weighting of these performance metrics is determined based on each executive’s duties and responsibilities. As we believe that Revenue is an important measure of our business, a significant portion of each executive’s bonus for 2011 was tied to this metric. Because Mr. Shootman is responsible for revenue, the majority of his bonus is tied to the Revenue metric. Every executive’s bonus is also measured based on achievement of the Customer Satisfaction targets. Additionally, during 2011, Mr. Yee’s duties focused on rolling out a new product, and a significant portion of Mr. Yee’s bonus was based on its successful rollout and implementation.

Our Revenue target for 2011 was $68,581,000, and the Customer Satisfaction target for 2011 was 100%. As the Product Development targets are highly confidential, we do not publicly disclose them. Disclosing these targets would provide competitors and other third parties with insights into our internal confidential strategic and planning processes, product development processes, marketing and sales strategies and other confidential matters, which might allow our competitors to predict certain business strategies, thereby causing competitive harm. Each of the Product Development targets were positioned to be aggressive, but achievable.

The 2011 achievement of each performance metric (other than MBO) compared to the applicable target for each metric is set forth below:

Achievement
Performance Metric	Percentage

Revenue(1)	101.8%
Customer Satisfaction	95.0%
Product Development	87.0%

(1)	For determining achievement of the Revenue metric, the compensation committee adjusted our actual 2011 Revenue to approximately $69.827 million to reverse the impact of our adoption of ASU 2009-13 during the year ended December 31, 2011. The compensation committee determined that this adjustment was warranted because the target Revenue was set using our prior revenue recognition policy.

The MBO objectives were set, and achievement was determined, by our president and chief executive officer for each named executive officer other than himself, and by the compensation committee for our president and chief executive officer. The objectives for Mr. Payne were to drive our financial performance, manage our Executive Committee, communicate appropriate information to our board of directors, and develop strategic plans to position us for the future. The objectives for Mr. Clarke were to continue to mature our general and administrative functions, assist in the growth of the business, and prepare our finance, accounting, and legal departments for this offering. The objectives for Mr. Shootman were to drive revenue, restructure our sales and customer support teams to better support our customers, and manage two newly-integrated departments. The objectives for Mr. Kardon were to continue to improve branding and content, feed our customer pipeline by driving sales opportunities, and host successful user conferences. The objectives for Mr. Yee were to continue to improve the quality of our products, complete development of a new user interface, and hire several senior-level managers.

The 2011 achievement for the MBO performance metric for each of our named executive officers is set forth below:

MBO
Achievement
Name	Percentage

Joseph P. Payne	100%
Don E. Clarke	100%
Alex P. Shootman	100%
Brian E. Kardon(1)	100%
Andre H.S. Yee	90%

(1)	Mr. Kardon received 100% of his target bonus pursuant to the terms of his separation from the Company in January 2012.

In 2011, the payout amounts for the performance metrics varied. If Revenue achievement was lower than $2,000,000 below the target, no bonus would be paid with respect to that metric. If Revenue achievement was higher than $2,000,000 less than the target, the bonus payout would be based on a sliding scale with 100% of the target yielding a payout of 100% of the target amount and a maximum payout of 200%. For each of the Customer Satisfaction and MBO metrics, the bonus payout was equal to the percentage of the target achieved. Bonus payouts with respect to the Product Development targets for Mr. Yee were determined based on achievement of highly confidential product development milestones, with a maximum payout of 150% for each target.

Based on the achievement of the performance metrics established for 2011, our named executive officers received the cash bonus amounts with respect to the year ended December 31, 2011 set forth below. These bonuses were paid to our named executive officers in February 2012.

	2011	Percentage of
Name	Bonus Paid	Target

Joseph P. Payne	$182,580	107.4%
Don E. Clarke	$128,880	107.4%
Alex P. Shootman	$260,145	110.7%
Brian E. Kardon(1)	$130,000	100.0%
Andre H.S. Yee	$84,745	99.7%

(1)	Mr. Kardon received 100% of his target bonus pursuant to the terms of his separation from the Company in January 2012.

The compensation committee also awarded additional discretionary performance bonuses of $25,000 to each of Messrs. Payne and Shootman in recognition of their achievement of significant business and operational milestones during 2011.

Equity Incentive Compensation

Each of our named executive officers has received stock options to purchase shares of common stock in connection with their initial employment with us. We grant equity incentive compensation to our executive officers because we believe doing so will motivate the executive by aligning the executive’s interests more closely with the company’s and provide an incentive to the executive to remain in our employ through the end of the vesting period in order to share in any increase in our company value over time.

Prior to this offering, equity incentive grants to our executives and other employees were made at the discretion of our board of directors under our 2006 Stock Option Plan, or the 2006 Plan. In connection with this offering in 2012, our board of directors adopted a new equity incentive plan, the 2012 Stock Option and Incentive Plan, or the 2012 Plan. Following this offering, our executives, non-employee directors and employees will be eligible to receive awards under the 2012 Plan.

Option awards are typically made to employees and executives initially as new-hire grants and subsequently, in the discretion of the compensation committee, based on an executive’s annual performance review and vesting schedule. The compensation committee also considers an executive’s mission critical roles and unique skill sets when determining whether to grant an option award (and the size of such award) to an executive. Under the 2006 Plan, we may grant equity incentive awards only in the form of stock options; however, the 2012 Plan provides us with flexibility to grant various types of equity-based securities.

Although following this offering we expect that our compensation committee will have the authority to approve all grants under the 2012 Plan, our board of directors historically has approved all stock option grants. Our board of directors’ grants of stock options have not been strictly formula-based but have been based on ranges and the recommendation of the compensation committee, which generally takes into account the compensation committee’s subjective determination of a mixture of the following qualitative factors that are not weighted: the executive’s level of responsibility, the competitive market for the executive’s position, vesting schedule and the executive’s potential contribution to the advancement of our business. Typically, larger awards have been made to the executive officers who have areas of responsibility and functions that are more likely to build long-term stockholder value as determined by how directly linked their areas of responsibility are to our growth.

We currently have an equity award grant program that provides ranges outlining how we will grant equity-based awards to our officers and employees. The program outlines recommended ranges by position/level for new hire grants. From time to time, however, we may need to exceed the recommended ranges in order to attract top talent and/or accommodate market norms in specific geographic locations.

In March 2011, the board of directors granted options to the following named executive officers, at an exercise price of $3.23 per share:

Number of
Name	Options

Don E. Clarke	10,000
Alex P. Shootman	30,000
Brian E. Kardon	8,000

The board of directors determined to grant the option award to Mr. Clarke in recognition of the importance of his role in helping us prepare for our initial public offering; to Mr. Shootman in recognition of his role in continuing to drive increased revenue for the business; and to Mr. Kardon in recognition of his role in branding our company against key new competition.

In August 2011, the board of directors granted options to the following named executive officers, at an exercise price of $7.25 per share:

Number of
Name	Options

Joseph P. Payne	400,000
Don E. Clarke	40,000

The board of directors determined to grant these awards in order to motivate and to align our senior executives’ incentives as we continued to prepare for an initial public offering. In particular,

Mr. Payne has been our president and chief executive officer for more than four years, and all of his options were vested. Our board of directors determined that it was necessary and appropriate for Mr. Payne to have unvested options as an additional incentive to continue as our president and chief executive officer. In addition, as described above, this option grant increased Mr. Payne’s total compensation package in lieu of increasing his cash compensation for 2011 following a review of the total cash compensation of chief executive officers at comparable companies.

In connection with this offering, we are also introducing an employee stock purchase plan. For a description of this employee stock purchase plan, see “—Equity Incentive Plans—2012 Employee Stock Purchase Plan.”

Severance and Change in Control Arrangements

Our goal in providing severance benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to the named executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions in connection with a termination following a change in control are appropriate because they will encourage option holders, including our named executive officers, to stay focused in such circumstances, rather than the potential implications for them. In addition, named executive officers are provided with severance packages in consideration for delivering to us a confidential information and non-disclosure agreement, described below, which includes non-solicitation, non-competition and other restrictive covenants. We believe the severance package enhances the enforceability of these non-competition and non-solicitation covenants. The compensation committee believes that such agreements serve to reduce the likelihood that competitors will seek to hire our named executive officers who have significant knowledge about our operations and short- and long-term strategies. For a description of the terms and conditions of these employment agreements, see “—Employment Agreements; Potential Payments upon Termination or Change in Control.”

CEO Life Insurance Arrangement

We reimburse the annual premiums on a $1 million life insurance policy on our president and chief executive officer. His wife is the beneficiary of this policy.

CEO and CFO Tax Preparation

Our president and chief executive officer and chief financial officer are entitled to receive reimbursement of reasonable fees and expenses of an accountant in connection with the preparation of federal and state income tax returns. We paid $3,000 in 2011 for tax services for our president and chief executive officer in connection with the preparation of federal and state income tax returns.

Other Compensation

We currently maintain broad-based benefits and perquisites that are provided to all employees, including health insurance, life and disability insurance, dental insurance and a 401(k) plan. We do not match employee contributions under the 401(k) plan. We may in the future choose to make matching contributions or additional contributions to our 401(k) plan in amounts determined annually. Except for the life insurance and tax preparation arrangements with our president and chief executive officer described above and the arrangements with our chief financial officer described under “Tax and

Accounting Considerations” below, our named executive officers participate in the same benefits program to the same extent as all other employees.

Proprietary Information and Inventions Agreements

Each of our named executive officers has entered into a standard form agreement with respect to proprietary information and inventions, assignment of rights to works and non-solicitation and non-competition provisions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment. These agreements also prohibit the executive from soliciting our customers and employees and from competing with our company for a defined period following the termination of the executive’s employment.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our named executive officers participated in a nonqualified deferred compensation plan during the year ended December 31, 2011.

Tax and Accounting Considerations

We have not provided any executive officer or director with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code of 1986, as amended, or the Code. Pursuant to his employment agreement, each of Messrs. Payne and Clarke will be entitled to an annual tax gross-up payment in the event and to the extent that his total income and employment tax liability, as a result of allocating his compensation from our company between the United States and Canada is greater than his tax liability if he had been employed for the entire year in the United States. No such gross-up payments were made to Messrs. Payne or Clarke during 2011.

Section 162(m) of the Code imposes a $1 million cap on federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated officer during any fiscal year unless the compensation is “performance-based” under Section 162(m). Under a special Section 162(m) exception, certain compensation paid pursuant to a compensation plan in existence before the effective date of this public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the accounting and tax treatment of compensation pursuant to Section 162(m) and other applicable rules are factors in determining the amounts of compensation for named executive officers.

Risk Oversight of Compensation Programs

Our compensation committee does not believe that our compensation programs are structured to be reasonably likely to present a material adverse risk to us because we structure our pay to include both fixed and variable compensation, our cash incentive compensation program uses a variety of metrics in order to provide a balanced approach, and our board of directors has the authority to exercise discretion under our incentive plans if it determines that changes are appropriate.

Summary Compensation Table

The following table sets forth information with respect to compensation for the years ended December 31, 2010 and 2011 earned by or awarded to our named executive officers.

SUMMARY COMPENSATION TABLE

					Non-Equity
				Option	Incentive Plan
				Awards	Compensation	All Other
Name and Principal Position	Year	Salary	Bonus	(1)	(2)	Compensation	Total

Joseph P. Payne	2011	$310,000	$25,000	$1,586,753	$182,580	$5,190 (3)	$2,109,523
President and Chief	2010	$287,000	—	—	$156,366	$4,690	$448,056
Executive Officer
Don E. Clarke	2011	$235,000	—	$174,154	$128,880	—	$538,034
Chief Financial Officer	2010	$225,000	—	$10,363	$112,420	—	$347,783
Alex P. Shootman	2011	$235,000	$25,000	$55,554	$260,145	—	$575,699
Chief Revenue Officer	2010	$225,000	—	—	$234,000	—	$459,000
Brian E. Kardon(4)	2011	$215,000	—	$14,814	$130,000	—	$359,814
Chief Marketing Officer	2010	$215,000	—	—	$101,568	—	$316,568
Andre H.S. Yee	2011	$225,000	—	—	$84,745	—	$309,745
Senior Vice President,	2010	$225,000	—	$10,363	$72,930	—	$308,293
Product Development

(1)	Represents the grant date fair value of option awards calculated in accordance with ASC Topic 718, formerly Statement of Financial Accounting Standards No. 123R. For information regarding assumptions underlying the valuation of equity awards, see note 2 to our consolidated financial statements included elsewhere in this prospectus.
(2)	Represents annual cash performance bonus paid to each executive under our cash incentive compensation program. See “—Compensation Discussion and Analysis—Annual Cash Compensation—Cash Performance Bonuses.”
(3)	Consists of a $2,190 premium reimbursement for a life insurance policy and a $3,000 payment for tax preparation services. See “—Compensation Discussion and Analysis—CEO Life Insurance Arrangement” and “—CEO Tax Preparation” above.

(4)	Mr. Kardon resigned as chief marketing officer effective January 27, 2012.

Grants of Plan-Based Awards

The following table presents information on plan-based awards for the fiscal year ended December 31, 2011 to our named executive officers:

GRANTS OF PLAN BASED AWARDS

					All Other
					Option
					Awards:	Exercise
					Number of	Price of	Grant
		Estimated Future Payouts Under			Securities	Option	Date Fair
		Non-Equity Incentive Plan			Underlying	Award	Value of
	Grant	Awards(1)			Options	($ per	Option
Name	Date	Threshold	Target	Maximum	(#)	share)	Awards(2)

Joseph P. Payne		$20,400	$170,000	$272,000
	8/23/2011				400,000	$7.25	$1,586,753
Don E. Clarke		$14,400	$120,000	$192,000
	3/4/2011				10,000	$3.23	$18,518
	8/23/2011				40,000	$7.25	$155,636
Alex P. Shootman		$37,600	$235,000	$423,000
	3/4/2011				30,000	$3.23	$55,554
Brian E. Kardon		$15,600	$130,000	$208,000
	3/4/2011				8,000	$3.23	$14,814
Andre H.S. Yee		$6,800	$85,000	$131,750

(1)	Represents the threshold, target and maximum amounts potentially payable to each executive under our incentive bonus plan described in detail under the heading “—Compensation Discussion and Analysis—Annual Cash Compensation—Cash Performance Bonuses.” The threshold column represents amounts potentially payable with respect to the Revenue performance metric if achievement was at $2,000,000 below the target, the minimum amount at which each executive becomes eligible for a bonus under such metric.
(2)	Represents the grant date fair value of option awards granted in 2011 calculated in accordance with ASC Topic 718, formerly Statement of Financial Accounting Standards No. 123R. For information regarding assumptions underlying the valuation of equity awards, see note 2 to our consolidated financial statements included elsewhere in this prospectus.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information concerning the number of outstanding equity awards held by our named executive officers that are exercisable and unexercisable or vested and not vested at December 31, 2011:

		Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised		Option	Option
		Options (#)	Options (#)		Exercise	Expiration
Name	Grant Date	Exercisable	Unexercisable		Price ($)	Date

Joseph P. Payne	4/24/2007	129,091	—		$1.00	1/16/2017
	7/19/2007	36,908	—		$1.00	7/19/2017
	7/19/2007	1,427,370	—		$1.00	7/19/2017
	8/23/2011	25,532	214,468	(1)	$7.25	8/23/2021
	8/23/2011	—	160,000	(2)	$7.25	8/23/2021
Don E. Clarke	3/11/2008	300,000	20,000	(3)	$1.58	3/11/2018
	2/8/2010	4,583	5,417	(4)	$1.55	2/8/2020
	3/4/2011	1,875	8,125	(5)	$3.23	3/4/2021
	8/23/2011	3,333	36,667	(5)	$7.25	8/23/2021
Alex P. Shootman	7/21/2009	195,750	117,450	(6)	$1.43	7/21/2019
	3/4/2011	5,625	24,375	(5)	$3.23	3/4/2021
Brian E. Kardon(9)	7/22/2008	266,500	45,500	(7)	$1.63	7/22/2018
	3/4/2011	1,500	6,500	(5)	$3.23	3/4/2021
Andre H.S. Yee	4/15/2008	255,000	17,000	(8)	$1.58	4/15/2018
	10/21/2008	18,750	1,250	(8)	$1.35	10/21/2018
	2/6/2009	14,166	5,834	(4)	$1.20	2/6/2019
	2/8/2010	4,583	5,417	(4)	$1.55	2/8/2020

(1)	This option vests over approximately four years, at a rate of 1/47 per month.
(2)	This option vests over approximately five years, in equal monthly installments commencing on July 17, 2012.
(3)	This option vests over approximately four years, at a rate of twenty-five percent (25%) on March 11, 2009, and in equal monthly installments thereafter.
(4)	This option vests over a four-year period, at a rate of twenty-five percent (25%) on the first anniversary of the grant, and in equal monthly installments thereafter.
(5)	This option vests over a four-year period in equal monthly installments.
(6)	This option vests over approximately four years, at a rate of twenty-five percent (25%) on June 29, 2010, and in equal monthly installments thereafter.
(7)	This option vests over approximately four years, at a rate of twenty-five percent (25%) on July 21, 2009, and in equal quarterly installments thereafter.
(8)	This option vests at a rate of twenty-five percent (25%) on March 24, 2009, and in 12 equal quarterly installments thereafter.
(9)	Upon his departure from our company in January 2012, all of Mr. Kardon’s unvested options were forfeited.

Option Exercises and Stock Vested for Fiscal Year Ended December 31, 2011

The following table sets forth information regarding options exercised by our named executive officers during the fiscal year ended December 31, 2011.

Option Awards
	Number of Shares	Value
	Acquired on	Realized on
	Exercise (#)	Exercise ($)

Joseph P. Payne	20,000	190,000 (1)
Don E. Clarke	—	—
Alex P. Shootman	—	—
Brian E. Kardon	—	—
Andre H.S. Yee	—	—

(1)	Represents the difference between the exercise price and the fair market value of the common stock on the date of exercise. There was no public market for our common stock on the date of exercise. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $10.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreements

Joseph P. Payne

On April 15, 2008, we entered into an employment agreement with Mr. Payne, our president and chief executive officer, which sets forth the terms and conditions of Mr. Payne’s employment. The employment agreement has no specified term and constitutes at-will employment. Mr. Payne’s base salary was originally set at $262,500 per year, subject to annual review and increases as part of the normal salary review process. The agreement also provides for payment of an annual performance bonus target for Mr. Payne of up to $150,000 based on achievement of performance objectives established under the applicable bonus plan, and that Mr. Payne may be awarded a bonus in excess of this amount if performance objectives are exceeded. Furthermore, he is eligible to participate in our employee benefits program and is entitled to receive reimbursement for the cost of a life-insurance policy maintained by Mr. Payne, not to exceed $2,200 per year. At any time during the term of the agreement, in the event Mr. Payne’s employment is terminated by us without “cause” (as defined in the employment agreement) or if Mr. Payne terminates his employment with “good reason” (as defined in the employment agreement), Mr. Payne will be entitled to receive a lump-sum severance payment equal to $187,500 and payment for his health benefits for up to 12 months (but not if such termination occurred in connection with a change in control). Under the agreement, in the event of a “Transaction” (as defined in the 2006 Plan), all of Mr. Payne’s unvested options granted under the agreement will immediately vest. Pursuant to his employment agreement, Mr. Payne will be entitled to an annual tax gross-up payment in the event and to the extent that Mr. Payne’s total income and employment tax liability, as a result of allocating his compensation from our company between the United States and Canada, is greater than his tax liability if he had been employed for the entire year in the United States.

If amounts payable to Mr. Payne, whether under Mr. Payne’s employment agreement or otherwise, give rise to the excise tax imposed by Section 4999 of the Code, Mr. Payne will receive the greater after-tax amount of either (A) the full payment minus the sum of all excise, federal, state and local income and employment taxes, or (B) a reduced payment that does not give rise to the excise tax imposed by Section 4999 of the Code minus the sum of all federal, state and local income and employment taxes.

On July 12, 2012, we entered into an amendment to Mr. Payne’s employment agreement that provides that, in the event that either Mr. Payne’s employment is terminated by us without “cause” or by Mr. Payne for “good reason,” Mr. Payne will be entitled to receive a severance payment equal to twelve months of his then current base salary, payable in a lump sum within 30 days of the termination date. In addition, if such termination occurs within 12 months following a “sale event” (as defined in the 2012 Plan (as defined below)), Mr. Payne will be entitled to an additional severance payment equal to his target annual bonus for the year in which the termination occurs, payable in a lump sum, and any unvested and/or unexercisable equity awards held by him will immediately become vested and/or exercisable.

Don E. Clarke

On February 15, 2008, we entered into an employment agreement with Mr. Clarke, our chief financial officer, which sets forth the terms and conditions of Mr. Clarke’s employment. The employment agreement has no specified term and constitutes at-will employment. Mr. Clarke’s base salary was originally set at $225,000 per year, subject to annual review and increases as part of the normal salary review process. The agreement also provides for payment of an annual performance bonus target for Mr. Clarke of up to $100,000 based on achievement of performance objectives established under the applicable bonus plan, and that Mr. Clarke may be awarded a bonus in excess of this amount if performance objectives are exceeded. Furthermore, he is eligible to participate in our employee benefits program. At any time during the term of the agreement, in the event Mr. Clarke’s employment is terminated by us without “cause” (as defined in the employment agreement) or if Mr. Clarke terminates his employment with “good reason” (as defined in the employment agreement), Mr. Clarke will be entitled to receive severance payments equal to six months of base salary and benefits. Under the agreement, in the event of a “Transaction” (as defined in the 2006 Plan), all unvested options granted to Mr. Clarke under the agreement will immediately vest. Pursuant to his employment agreement, Mr. Clarke will be entitled to an annual tax gross-up payment in the event and to the extent that Mr. Clarke’s total income and employment tax liability, as a result of allocating his compensation from our company between the United States and Canada, is greater than his tax liability if he had been employed for the entire year in the United States.

On July 12, 2012, we entered into an amendment to Mr. Clarke’s employment agreement that provides that, in the event that either Mr. Clarke’s employment is terminated by us without “cause” or by Mr. Clarke for “good reason,” in either case within 12 months following a “sale event” (as defined in the 2012 Plan (as defined below)), he will be entitled to an additional severance payment equal to six months of his target annual bonus for the year in which the termination occurs, payable in a lump sum, and any unvested and/or unexercisable equity awards held by him will immediately become vested and/or exercisable. Pursuant to the amendment, if the payments or benefits payable to Mr. Clarke in connection with a change in control (whether under the employment agreement or otherwise) would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Mr. Clarke.

Alex P. Shootman

On June 17, 2009, we entered into an employment agreement with Mr. Shootman, our chief revenue officer, which sets forth the terms and conditions of Mr. Shootman’s employment. The employment agreement has no specified term and constitutes at-will employment. Mr. Shootman’s base salary was originally set at $225,000 per year, subject to annual review and increases as part of the normal salary review process. The agreement also sets forth a target annual bonus for Mr. Shootman of $225,000, and established a minimum bonus for 2009 of $75,000. Thereafter, the agreement provided that Mr. Shootman’s bonus will be determined by our board of directors based on achievement of performance objectives established under the applicable bonus plan and may exceed Mr. Shootman’s target bonus if performance objectives under the plan are exceeded. Furthermore, he is eligible to participate in our employee benefits program. At any time during the term of the agreement, in the event Mr. Shootman’s employment terminates in connection with an “involuntary termination” (as defined in the employment agreement), Mr. Shootman will be entitled to receive severance payments equal to six months continued base salary and benefits, provided that if after such six-month period, Mr. Shootman remains unemployed, severance will be extended for up to three additional months. Mr. Shootman will also be entitled to receive a pro-rated bonus for the year of termination provided the relevant performance metrics for such year are achieved. Under the agreement, in the event of a “Transaction” (as defined in the 2006 Plan), all unvested options granted to Mr. Shootman under the agreement will immediately vest.

On July 13, 2012, we entered into an amendment to Mr. Shootman’s employment agreement that provides that, among other things, in the event that an “involuntary termination” occurs within 12 months following a “sale event” (as defined in the 2012 Plan (as defined below)), any unvested and/or unexercisable equity awards held by him will immediately become vested and/or exercisable. In addition, in connection with such an “involuntary termination” within 12 months following a “sale event,” in lieu of the pro-rated bonus described above, Mr. Shootman will be entitled to receive payment equal to six months of his target annual bonus for the year in which the involuntary termination occurs, payable in a lump sum. Pursuant to the amendment, if the payments or benefits payable to Mr. Shootman in connection with a change in control (whether under the employment agreement or otherwise) would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Mr. Shootman.

Brian E. Kardon

On July 19, 2008, we entered into an employment agreement with Mr. Kardon, our former chief marketing officer, which set forth the terms and conditions of Mr. Kardon’s employment. The employment agreement had no specified term and constituted at-will employment. Mr. Kardon’s base salary was originally set at $215,000 per year, subject to review and increases as part of the normal salary review process. The agreement also provided for payment of an annual performance bonus target for Mr. Kardon for his initial year of employment of $120,000 based on achievement of performance milestones established under the applicable bonus plan. Furthermore, he was eligible to participate in our employee benefits program. The agreement provided that, in the event Mr. Kardon’s employment terminated in connection with an “involuntary termination” (as defined in the employment agreement), Mr. Kardon would be entitled to receive severance payments equal to four months continued base salary. Under the agreement, in the event of a “Transaction” (as defined in the 2006 Plan), 50 percent of Mr. Kardon’s unvested options granted under the agreement would immediately vest, and any remaining unvested stock options granted under the agreement would vest 12 months after the close of the transaction, or earlier if Mr. Kardon’s employment was terminated without cause during this 12-month period. Upon Mr. Kardon’s departure from our company in January 2012, he received a severance payment of $89,583, or five months of his base salary, 100% of his target bonus, and health benefits in the amount of $2,439, and all unvested options were forfeited.

Andre H.S. Yee

On March 14, 2008, we entered into an employment agreement with Mr. Yee, our Senior Vice President, Product Development, which sets forth the terms and conditions of Mr. Yee’s employment. The employment agreement has no specified term and constitutes at-will employment. Mr. Yee’s base salary was originally set at $215,000 per year, subject to review and increases as part of the normal salary review process. The agreement also provides for payment of an annual performance bonus target for Mr. Yee for his initial year of employment of $65,000 based on achievement of performance milestones established under the applicable bonus plan. Furthermore, he is eligible to participate in our employee benefits program. At any time during the term of the agreement, in the event Mr. Yee’s employment terminates in connection with an “involuntary termination” (as defined in the employment agreement), Mr. Yee will be entitled to receive severance payments equal to six months continued base salary. Under the agreement, in the event of a “Transaction” (as defined in the 2006 Plan), 50 percent of Mr. Yee’s unvested options granted under the agreement will immediately vest, and any remaining unvested stock options granted under the agreement will vest 12 months after the close of the transaction.

On July 12, 2012, we entered into a new executive employment agreement with Mr. Yee. The executive employment agreement replaces and supersedes the employment agreement that we had previously entered into with Mr. Yee, which is described above. The executive employment agreement has an initial three year term, and automatically renews for successive three-year terms unless either party notifies the other party in writing of its intention not to renew the agreement at least 30 days prior to the expiration of the initial term or any additional three-year term, as applicable. Under his executive employment agreement, and subject to Mr. Yee executing and delivering to us an effective release of claims against us and related persons and entities, Mr. Yee will be entitled to severance payments equal to six months of his then current base salary, payable in installments, if his employment is terminated by us without “cause” (as defined in the executive employment agreement) or by Mr. Yee for “good reason” (as defined in the executive employment agreement) during the term of his executive employment agreement.

In addition to the severance payments described above, in the event that Mr. Yee’s employment is terminated by us without “cause” or by Mr. Yee for “good reason,” in either case within 12 months following a “sale event” (as defined in the 2012 Plan (as defined below)), he will be entitled to an additional severance payment equal to six months of his target annual bonus for the year in which the termination occurs, payable in a lump sum, and any unvested and/or unexercisable equity awards held by him will immediately become vested and/or exercisable. If the payments or benefits payable to Mr. Yee in connection with a change in control (whether under the executive agreement or otherwise) would be subject to the excise tax on golden parachutes imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to Mr. Yee.

Potential Payments Upon Termination or Change in Control

The table below reflects, as applicable, cash severance, option acceleration and continuation of health benefits payable to our named executive officers in connection with (1) the termination of his employment relationship without cause (or for “good reason” or in connection with an “involuntary termination,” as applicable), (2) upon a change in control of our company and (3) in connection with a termination of employment described in (1), above following a change in control, and assuming, in each case, that the applicable triggering event(s) occurred on December 31, 2011:

						Termination
						without Cause in
		Termination		Change in		Connection with a
Name	Benefit	without Cause		Control		Change in Control

Joseph P. Payne	Cash Severance	$187,500		—		$187,500
	Option Acceleration	—		$1,217,021	(2)	$1,217,021	(2)
	Health Benefits	$15,385		—		$15,385

	Total	$202,885		$1,217,021		$1,419,906

Don E. Clarke	Cash Severance	$117,500	(1)	—		$117,500	(1)
	Option Acceleration	—		$297,568	(2)	$297,568	(2)
	Health Benefits	$7,692		—		$7,692

	Total	$125,192		$297,568		$422,760

Alex P. Shootman	Cash Severance	$436,395	(3)	—		$436,395	(3)
	Option Acceleration	—		$1,065,272	(2)	$1,065,272	(2)
	Health Benefits	$7,643		—		$7,643

	Total	$444,038		$1,065,272		$1,509,310

Brian E. Kardon(5)	Cash Severance	$71,667	(4)	—		$71,667	(4)
	Option Acceleration	—		$201,793	(2)	$201,793	(2)

	Total	$71,667		$201,793		$273,460

Andre H.S. Yee	Cash Severance	$112,500	(6)	—		$112,500	(5)
	Option Acceleration	—		$184,487	(2)	$217,334	(2)

	Total	$112,500		$184,487		$329,834

(1)	Represents six months of Mr. Clarke’s base salary.

(2)	Represents the in-the-money value of the unvested portion of such executive’s equity awards that will vest in connection with the applicable triggering event. There was no public market for our common stock at December 31, 2011. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $10.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(3)	Represents nine months of Mr. Shootman’s base salary and a pro-rated bonus for 2011. The cash severance payments based on Mr. Shootman’s base salary may be reduced to a minimum of six months of his base salary in the event Mr. Shootman begins alternate employment as described in his employment agreement. See “Employment Agreements—Alex P. Shootman” above.
(4)	Represents four months of Mr. Kardon’s base salary.
(5)	Mr. Kardon received a severance payment of $89,583, or five months of his base salary, 100% of his target bonus, and health benefits in the amount of $2,439 upon the termination of his employment effective January 27, 2012.
(6)	Represents six months of Mr. Yee’s base salary.

In July 2012, we entered into revised employment arrangements with Messrs. Payne, Clarke, Shootman and Yee. The table below reflects the cash severance, option acceleration and continuation of health benefits payable to these named executive officers, as if these employment arrangements had been in place at the time of an applicable triggering event on December 31, 2011:

						Termination
						without Cause in
		Termination		Change in		Connection with a
Name	Benefit	without Cause		Control		Change in Control

Joseph P. Payne	Cash Severance	$310,000	(1)	—		$480,000	(2)
	Option Acceleration	—		$1,217,021	(3)	$1,217,021	(3)
	Health Benefits	$15,385		—		$15,385

	Total	$325,385		$1,217,021		$1,712,406

Don E. Clarke	Cash Severance	$117,500	(4)	—		$177,500	(5)
	Option Acceleration	—		$297,568	(3)	$405,119	(3)
	Health Benefits	$7,692		—		$7,692

	Total	$125,192		$297,568		$590,311

Alex P. Shootman	Cash Severance	$436,395	(6)	—		$293,750	(7)
	Option Acceleration	—		$1,065,272	(3)	$1,242,478	(3)
	Health Benefits	$7,643		—		$7,643

	Total	$444,038		$1,065,272		$1,543,871

Andre H.S. Yee	Cash Severance	$112,500	(8)	—		$155,000	(9)
	Option Acceleration	—		$184,487	(3)	$265,816	(3)

	Total	$112,500		$184,487		$420,816

(1)	Represents twelve months of Mr. Payne’s base salary.
(2)	Represents twelve months of Mr. Payne’s base salary and 100% of Mr. Payne’s target bonus.

(3)	Represents the in-the-money value of the unvested portion of such executive’s equity awards that will vest in connection with the applicable triggering event. There was no public market for our common stock at December 31, 2011. Accordingly, the value of accelerated equity awards has been estimated based on an assumed initial public offering price of $10.50 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

(4)	Represents six months of Mr. Clarke’s base salary.
(5)	Represents six months of Mr. Clarke’s base salary and 50% of Mr. Clarke’s target bonus.
(6)	Represents nine months of Mr. Shootman’s base salary and a pro-rated bonus for 2011. The cash severance payments based on Mr. Shootman’s base salary may be reduced to a minimum of six months of his base salary in the event Mr. Shootman begins alternate employment as described in his employment agreement. See “Employment Agreements — Alex P. Shootman” above.
(7)	Represents nine months of Mr. Shootman’s base salary and 50% of Mr. Shootman’s target bonus. The cash severance payments based on Mr. Shootman’s base salary may be reduced to a minimum of six months of his base salary in the event Mr. Shootman begins alternate employment. See “Employment Agreements — Alex P. Shootman” above.
(8)	Represents six months of Mr. Yee’s base salary.
(9)	Represents six months of Mr. Yee’s base salary and 50% of Mr. Yee’s target bonus.

Equity Incentive Plans

Below is a description of the equity incentive plans in which our employees, including our named executive officers are entitled to participate:

2012 Stock Option and Incentive Plan

Our 2012 Stock Option and Incentive Plan was adopted by our board of directors and approved by our stockholders in May 2012 and will become effective upon closing of this offering. Our 2012 Plan provides flexibility to our compensation committee to use various equity-based incentive awards as compensation tools to motivate our workforce.

We have reserved 3,750,000 shares of our common stock for the issuance of awards under the 2012 Plan (including an aggregate of 398,806 shares previously reserved for future issuance under the 2006 Plan and the 2006 U.S. Employee Plan, which shares were added to the shares reserved under the 2012 Plan). The 2012 Plan provides that the number of shares reserved and available for issuance under the 2012 Plan will automatically increase each January 1, beginning in 2013 by 4% of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number of shares as determined by our compensation committee on or prior to such immediately preceding December 31. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares we issue under the 2012 Plan will be authorized but unissued shares or shares that we reacquire. The shares of common stock underlying any awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2012 Plan, the 2006 Plan and the 2006 U.S. Employee Plan are added back to the shares of common stock available for issuance under the 2012 Plan.

The 2012 Plan is administered by our compensation committee. Our compensation committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2012 Plan. Persons eligible to participate in the 2012 Plan will be those full or part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) as selected from time to time by our compensation committee in its discretion.

The 2012 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by our compensation committee but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by our compensation committee and may not exceed ten years from the date of grant. Our compensation committee will determine at what time or times each option may be exercised.

Our compensation committee may award stock appreciation rights subject to such conditions and restrictions as we may determine. Stock appreciation rights entitle the recipient to shares of common stock, or cash, equal to the value of the appreciation in our stock price over the exercise price. The exercise price is the fair market value of the common stock on the date of grant.

Our compensation committee may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as we may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation committee may also grant shares of common stock that are free from any restrictions under the 2012 Plan. Unrestricted stock may be granted to participants in recognition of past services or other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation committee may grant performance share awards to participants which entitle the recipient to receive shares of common stock upon the achievement of certain performance goals and such other conditions as our compensation committee shall determine.

Our compensation committee may grant dividend equivalent rights to participants which entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock.

Our compensation committee may grant cash bonuses under the 2012 Plan to participants, subject to the achievement of certain performance goals.

Our compensation committee may grant awards of restricted stock, restricted stock units, performance shares or cash-based awards under the 2012 Plan that are intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that would be used with respect to any such awards include: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after any of interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), cash balance, return on capital, assets, equity, or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, monthly reoccurring revenue, sales qualified opportunities, product development, marketing expense, product development, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that we become subject to Section 162(m) of the Code, stock options or stock appreciation rights with respect to no more than 800,000 shares of common stock may be granted to any individual grantee during any one calendar year period.

The 2012 Plan provides that in the case of subject to the consummation of a “sale event” as defined in the 2012 Plan, all stock options and stock appreciation rights will automatically terminate, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of such termination, participants holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights prior to the sale event. In addition, in connection with a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights.

Our board of directors may amend or discontinue the 2012 Plan and our compensation committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2012 Plan require the approval of our stockholders.

No awards may be granted under the 2012 Plan after the date that is 10 years from the date of stockholder approval. No awards under the 2012 Plan have been made prior to the date hereof.

2012 Employee Stock Purchase Plan

Our 2012 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in May 2012 and will become effective upon closing of this offering. Our 2012 Employee Stock Purchase Plan authorizes the initial issuance of up to a total of 760,000 shares of our common stock to participating employees. Our 2012 Employee Stock Purchase Plan also provides that the number of shares reserved and available for issuance automatically increase each January 1, beginning in 2013 by the least of 1% of the outstanding number of shares of our common stock on the immediately preceding December 31, such lesser number of shares as determined by our compensation committee on or prior to such immediately preceding December 31 or 300,000 shares.

All employees who have been employed by us or our designated subsidiaries for at least 90 days and whose customary employment is for more than 24 hours a week are eligible to participate in our 2012 Employee Stock Purchase Plan. Any employee who owns, or would own upon such purchase under our 2012 Employee Stock Purchase Plan, 5% or more of the voting power or value of our stock is not eligible to purchase shares under our 2012 Employee Stock Purchase Plan.

We will make one or more offerings each year to our employees to purchase stock under our 2012 Employee Stock Purchase Plan. The first offering will begin on the date of the closing of this offering and will end on April 30, 2013. Subsequent offerings will begin on each May 1 and November 1 and will continue for six-month periods, referred to as offering periods. Each employee eligible to participate on the date of the closing of this offering shall automatically be deemed to be a participant in the initial offering period.

Each employee who is a participant in our 2012 Employee Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to 10% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 1,200 shares of common stock or such other maximum number established by the compensation committee may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2012 Employee Stock Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our 2012 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment for any reason.

Our 2012 Employee Stock Purchase Plan may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock that is authorized under our 2012 Employee Stock Purchase Plan and certain other amendments require the approval of our stockholders.

2006 Stock Option Plan

Our 2006 Plan was approved by our board of directors on July 21, 2006 and subsequently approved by our stockholders. As of December 31, 2011, we have reserved an aggregate of 10,054,246 shares of our common stock for the issuance of options under the 2006 Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Effective upon the closing of this offering, our board of directors decided not to grant any further awards under our 2006 Plan.

The shares we issue under the 2006 Plan will be authorized but unissued shares or shares we reacquire. The shares of common stock underlying any options that are forfeited, canceled, repurchased, expire or are otherwise terminated (other than by exercise) under the 2006 Plan are currently added back to the shares of common stock available for issuance under the 2006 Plan. Upon the closing of this offering, such shares will be added to the shares of common stock available for issuance under the 2012 Plan.

Our board of directors has acted as administrator of the 2006 Plan; however, in connection with this offering, the board of directors has delegated its administrative powers under the 2006 Plan to the compensation committee. The administrator has full power to select, from among the individuals eligible for option awards, the individuals to whom option awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 Plan. Persons eligible to participate in the 2006 Plan will be those full or part-time officers, employees, directors and other key persons (including consultants and certain prospective employees) of the Company and its subsidiaries as selected from time to time by the administrator in its discretion.

The 2006 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant. The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised, provided that, if no terms with respect to vesting are exercisability are specified in an award agreement, the option award shall vest with respect to 25% of the award on the first anniversary of the grant date and in 36 equal monthly installments thereafter.

The 2006 Plan provides that upon the occurrence of a “Transaction” as defined in the 2006 Plan, all outstanding stock options will terminate at the effective time of such Transaction, unless the parties to the Transaction agree that such awards will be assumed or continued by the successor entity. If options under the 2006 Plan will terminate, the optionees will be provided an opportunity to exercise their options prior to the consummation of the Transaction. In the case of a Transaction in which our stockholders will receive cash consideration, the administrator has the right to provide for cash payment to holders of vested options in an amount equal to the difference between the per share cash consideration and the exercise price of such options.

No awards may be granted under the 2006 Plan after the date that is 10 years from the date the 2006 Plan was approved by the stockholders.

2006 US Employee Stock Option Plan

Our 2006 US Employee Stock Option Plan, or 2006 US Employee Plan, was approved by our Board of Directors on July 21, 2006 and subsequently approved by our stockholders. As of December 31, 2011, we have reserved an aggregate of 193,926 shares of our common stock for the issuance of options under the 2006 US Employee Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The shares of common stock underlying any options that are forfeited, canceled, repurchased, expire or are otherwise terminated (other than by exercise) under the 2006 US Employee Plan are currently added back to the shares of common stock available for issuance under the 2006 Plan. Upon the closing of this offering, such shares will be added to the shares of common stock available for issuance under the 2012 Plan. Our board of directors has not granted any awards under the 2006 US Employee Plan since 2006 and does not expect to grant any further awards under this plan. The only awards outstanding under the 2006 US

Employee Plan are options that were issued to participants in exchange for options to purchase shares of Eloqua Corporation in connection with our 2006 reorganization.

Our board of directors has acted as administrator of the 2006 US Employee Plan; however, in connection with this offering, the board of directors has delegated its administrative powers under the 2006 US Employee Plan to the compensation committee. The administrator has sole and complete authority to select, from among the individuals eligible for option awards, the individuals to whom option awards will be granted, and to determine the specific terms and conditions of each award, subject to the provisions of the 2006 US Employee Plan. Persons eligible to participate in the 2006 US Employee Plan will be those full or part-time officers, employees, directors and other key persons (including consultants and certain prospective employees) of the Company and our subsidiaries as selected from time to time by the administrator in its discretion.

The 2006 US Employee Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the compensation committee but may not be less than 100% of the fair market value of the underlying common stock. The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised.

The 2006 US Employee Plan provides that in connection with a “Take-over Bid” as defined in the 2006 US Employee Plan, we may permit participants to exercise outstanding options (whether vested or unvested) within a specified time following delivery of notice to participants of such Take-over Bid.

Senior Executive Incentive Bonus Plan

On May 1, 2012, our board of directors adopted our Senior Executive Incentive Bonus Plan, or Bonus Plan, which will govern the cash incentive bonuses for certain of our eligible executives including our named executive officers. The Bonus Plan provides for bonus payments based upon the attainment of performance targets established by the compensation committee and related to financial and operational metrics with respect to us or our subsidiaries, or the Performance Goals. The Performance Goals from which the compensation committee may select include the following: earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after any of interest, taxes, depreciation and/or amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measures, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), cash balance, return on capital, assets, equity or investment, stockholder returns, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our common stock, monthly reoccurring revenue, sales qualified opportunities, product development, marketing expense, product development, sales or market shares and number of customers, any of which may be measured in absolute terms or compared to any incremental increase, measured in terms of growth, compared to another company or companies or to results of a peer group, measured against the market as a whole and/or according to applicable market indices, measured against our performance as a whole or a segment of the company and/or measured on a pre-tax or post-tax basis (if applicable). Further, any Performance Goals may be used to measure the performance of the company as a whole or a business unit, division, group or other segment of the company, or one or more product lines or specific markets and may be measured relative to a peer group or index. The Performance Goals may differ among our executives.

Any bonuses paid under the Bonus Plan will be based upon objectively determinable bonus formulas that tie such bonuses to one or more performance targets relating to the Performance Goals.

The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. No bonuses will be paid under the Bonus Plan unless and until the compensation committee makes a determination with respect to the attainment of the performance objectives. Notwithstanding the foregoing, we may adjust or pay bonuses under the Bonus Plan based on achievement of individual performance goals or pay bonuses (including, without limitation, discretionary bonuses) to executives under the Bonus Plan based upon such other terms and conditions as the compensation committee may in its discretion determine.

Each executive will have a targeted bonus opportunity set for each performance period. The Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee shall determine. If the Performance Goals are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive and us, an executive must be employed by us on the bonus payment date in order to be eligible to receive a bonus payment.

Director Compensation

Prior to July 2011, we compensated our non-employee directors not affiliated with a significant stockholder with one-time grants of stock options upon initial election to our board of directors.

On July 1, 2011, our board of directors adopted a non-employee director compensation policy that is designed to provide a total compensation package that enables us to attract and retain, on a long-term basis, high caliber non-employee directors and to align the directors’ interests with the long-term interests of our stockholders. Under the policy, all non-employee directors will be paid cash compensation from and after the completion of this offering, as set forth below:

Annual Retainer

Board of Directors:
All non-employee members	$25,000
Audit Committee:
Chairman	$20,000
Non-Chairman members	$7,000
Compensation Committee:
Chairman	$10,000
Non-Chairman members	$5,000
Nominating and Corporate Governance Committee:
Chairman	$5,000
Non-Chairman members	$3,000

Under the non-employee director compensation policy, each person who is initially appointed or elected to the board of directors will be eligible for an option grant to purchase 24,000 shares of common stock under our stock option plan on the date he or she first becomes a non-employee director in accordance with our equity grant policy, which will vest monthly over a three-year period. In addition, each director will be entitled to an annual option grant to purchase 12,000 shares of common stock, which will vest monthly over a one-year period. All of the foregoing options will be granted at fair market value on the date of grant.

The following table provides compensation information for the fiscal year ended December 31, 2011 for each non-employee member of our board of directors.

DIRECTOR COMPENSATION

	Option Awards	Total
Name	($)(1)	($)

Byron B. Deeter	—	—
Neal Dempsey	—	—
John J. McDonnell	43,815	43,815
Stephen M. Swad	134,985	134,985
Bradford D. Woloson	—	—

(1)	Represents the grant date fair value of option awards calculated in accordance with ASC Topic 718, formerly Statement of Financial Accounting Standards No. 123R. For information regarding assumptions underlying the valuation of equity awards, see note 2 to our consolidated financial statements included elsewhere in this prospectus.

The non-employee members of our board of directors who held such position on December 31, 2011 held the following aggregate number of unexercised options as of such date:

Number of
Securities
Underlying
Unexercised
Name	Options

Byron B. Deeter	—
Neal Dempsey	—
John J. McDonnell	68,000
Stephen M. Swad	36,000
Bradford D. Woloson	—

Indemnification of Officers and Directors

As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

In addition, our by-laws provide that:

•	we will indemnify our directors, executive officers and, in the discretion of our board of directors, employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to executive officers and employees, in connection with legal proceedings, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify these directors and executive officers to the fullest extent permitted by law and our certificate of incorporation and by-laws, and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors or officers of our company, or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Our indemnification and insurance arrangements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan and subject to the lock-up agreements described under “Underwriting,” a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the executive officer and director compensation arrangements discussed above under “Executive Compensation,” and the arrangements described below, there were no transactions since January 1, 2009 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Employment Agreements

We have entered into employment agreements with our executive officers that provide for certain salary, bonus and severance compensation. For more information regarding the employment agreements with our named executive officers, see “Executive Compensation—Employment Agreements” and “Executive Compensation—Potential Payments upon Termination or Change in Control.”

Stock Option Awards

For more information regarding stock options awarded to our named executive officers, see “Executive Compensation—Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements

We have agreed to indemnify our directors and officers in certain circumstances. See “Executive Compensation—Indemnification of Officers and Directors.”

Registration Rights

Certain of our directors, executive officers and holders of more than 5% of our common stock are party to agreements providing for rights to register under the Securities Act the resale of certain shares of our capital stock. For more information regarding these agreements, see “Description of Capital Stock—Investor Rights.”

Policies for Approval of Related Person Transactions

We have adopted a related person transaction approval policy that will govern the review of related person transactions following the closing of this offering. Pursuant to this policy, if we want to enter into a transaction with a related person or an affiliate of a related person, our general counsel will review the proposed transaction to determine, based on applicable NASDAQ and SEC rules, if such transaction requires pre-approval by the audit committee and/or board of directors. If pre-approval is required, such matters will be reviewed at the next regular or special audit committee and/or board of directors meeting. We may not enter into a related person transaction unless our general counsel has either specifically confirmed in writing that no further reviews are necessary or that all requisite corporate reviews have been obtained.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership information of our common stock at June 30, 2012 and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership prior to this offering on 24,938,452 shares of common stock outstanding on June 30, 2012, assuming the conversion of our outstanding preferred stock into 19,828,150 shares of common stock, and the issuance of an aggregate of 3,577,554 shares of our common stock upon the exchange of each outstanding exchangeable common share of Eloqua Corporation for one share of our common stock in connection with this offering, as described in “Description of Capital Stock—Exchangeable Common Shares.” We have based our calculations of the percentage of beneficial ownership after this offering on 32,037,514 shares of our common stock outstanding immediately after the completion of this offering and have assumed that no shares of our common stock are purchased by our directors, executive officers and stockholders pursuant to the directed share program.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Eloqua, Inc., 1921 Gallows Road, Suite 250, Vienna, VA 22182.

	Beneficial		Number of
	Ownership Prior to		Shares
Name and Address of Beneficial Owner	this Offering		Offered	Beneficial Ownership After this Offering
				Number	Percent	Number	Percent
				(Assuming No	(Assuming No	(Assuming Full	(Assuming Full
				Exercise of	Exercise of	Exercise of	Exercise of
				Option to	Option to	Option to	Option to
				Purchase	Purchase	Purchase	Purchase
				Additional	Additional	Additional	Additional
	Number	Percent		Shares)	Shares)	Shares)	Shares)

5% or Greater Stockholders
Entities affiliated with JMI Equity(1)	8,316,251	33.3%	—	8,316,251	26.0%	8,316,251	25.0%
Entities affiliated with Bay Partners(2)	6,259,314	25.1%	—	6,259,314	19.5%	6,259,314	18.8%
Entities affiliated with Bessemer Venture Partners(3)	5,163,934	20.7%	—	5,163,934	16.1%	5,163,934	15.5%
Steven K. Woods(4)	1,370,505	5.5%	300,000	1,070,505	3.3%	1,070,505	3.2%
Named Executive Officers and Directors
Joseph P. Payne(5)	1,686,417	6.3%	99,062	1,587,355	4.7%	1,587,355	4.6%
Don E. Clarke(6)	339,790	1.3%	—	339,790	1.0%	339,790	1.0%
Alex P. Shootman (7)	272,574	1.1%	—	272,574	*	272,574	*
Brian E. Kardon	274,665	1.1%	—	274,665	*	274,665	*
Andre H.S. Yee(8)	316,247	1.3%	—	316,247	*	316,247	*
Byron B. Deeter(3)	5,163,934	20.7%	—	5,163,934	16.1%	5,163,934	15.5%
Neal Dempsey(2)	6,259,314	25.1%	—	6,259,314	19.5%	6,259,314	18.8%
John J. McDonnell, Jr.(9)	72,000	*	—	72,000	*	72,000	*
Thomas Reilly(10)	5,000	*	—	5,000	*	5,000	*
Stephen M. Swad(11)	24,665	*	—	24,665	*	24,665	*
Bradford D. Woloson(1)	8,316,251	33.3%	—	8,316,251	26.0%	8,316,251	25.0%
All executive officers and directors as a group (12 persons)(12)	22,503,524	81.5%	99,062	22,404,462	64.7%	22,404,462	62.5%
Certain Other Selling Stockholders
Abe Wagner(13)	844,608	3.4%	280,000	564,608	1.8%	564,608	1.7%
Andrea Corey(14)	419,640	1.7%	40,000	379,640	1.2%	379,640	1.1%
Paul Teshima(15)	400,607	1.6%	40,000	360,607	1.1%	360,607	1.1%
Ralf Riekers(16)	369,717	1.5%	40,000	329,717	1.0%	329,717	1.0%
Gregory Kwai-Wun Lui(17)	207,578	*	20,000	187,578	*	187,578	*
Jordana Strigberger(18)	110,210	*	26,750	83,460	*	83,460	*
Josephine M. Woods	74,343	*	18,000	56,343	*	56,343	*
Adriano Basso(19)	71,248	*	13,732	57,516	*	57,516	*
Mark Woods	69,626	*	17,250	52,376	*	52,376	*
Ruby Osten	60,000	*	15,000	45,000	*	45,000	*
Manjula Selvarajah(20)	56,463	*	14,115	42,348	*	42,348	*
Andrew Stok(21)	55,864	*	4,000	51,864	*	51,864	*
Mark Collins	52,000	*	13,000	39,000	*	39,000	*
Scott Hill(22)	50,989	*	4,000	46,989	*	46,989	*
Michael Stefan	42,876	*	8,600	34,276	*	34,276	*
Sumit Oberai(23)	39,400	*	9,850	29,550	*	29,550	*
All Other Selling Stockholders(24)	238,004	*	36,641	201,363	*	201,363	*

*	Indicates beneficial ownership of less than one percent.

(1)	Consists of 7,706,011 shares held by JMI Equity Fund IV, L.P. and 610,240 shares held by JMI Equity Fund IV (AI), L.P. (collectively referred to as the “JMI Entities”). JMI Associates IV, L.L.C. is the general partner of each of the JMI Entities and may be deemed the beneficial owner of the shares held by the JMI Entities. Charles E. Noell III, Harry S. Gruner, Paul V. Barber,

Robert F. Smith, Bradford D. Woloson and Peter C. Arrowsmith are managing members of JMI Associates IV, L.L.C. and may be deemed the beneficial owners of the shares beneficially owned by JMI Associates IV, L.L.C. Messrs. Noell, Gruner, Barber, Smith, Woloson and Arrowsmith disclaim beneficial ownership of the shares beneficially owned by JMI Associates IV, L.L.C. and the JMI Entities, except to the extent of their respective pecuniary interests therein. The address for the JMI Entities is 100 International Drive, Suite 19100, Baltimore, Maryland 21202.
(2)	Consists of 5,930,700 shares held by Bay Partners X, LP and 328,614 shares held by Bay Partners X Entrepreneurs Fund, LP (collectively referred to as the “Bay Entities”). Neal Dempsey and Stuart G. Phillips are the co-Managers of Bay Management Company X, LLC, the general partner of each of the Bay Entities. Messrs. Dempsey and Phillips share voting and dispositive power over the shares held by the Bay Entities and disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein. The address for the Bay Entities is 490 S. California Avenue, Suite 200, Palo Alto, California 94306.

(3)	Consists of 4,440,984 shares held by Bessemer Venture Partners VII L.P. and 722,950 shares held by Bessemer Venture Partners VII Institutional L.P. Deer VII & Co. L.P. is the general partner of each of Bessemer Venture Partners VII L.P. and Bessemer Venture Partners VII Institutional L.P. (collectively referred to as the “Bessemer Venture Partners Entities”). Deer VII & Co. Ltd is the general partner of Deer VII & Co. L.P. J. Edmund Colloton, David J. Cowan, Byron B. Deeter, Robert P. Goodman, Jeremy S. Levine and Robert M. Stavis are the directors of Deer VII & Co. Ltd and share voting and dispositive power over the shares held by the Bessemer Venture Partners Entities, and each disclaims beneficial ownership of the shares identified in this footnote except to the extent of his respective pecuniary interest in such shares. The address for Bessemer Venture Partners Entities is 1865 Palmer Avenue, Suite 104, Larchmont, New York 10538.

(4)	Includes (i) options to purchase 153,251 shares exercisable within 60 days of June 30, 2012; and (ii) warrants to purchase 12,031 shares exercisable within 60 days of June 30, 2012.
(5)	Includes options to purchase 1,666,417 shares exercisable within 60 days of June 30, 2012. Mr. Payne will exercise stock options to obtain the shares he will sell in the offering.
(6)	Consists of options to purchase 339,790 shares exercisable within 60 days of June 30, 2012.
(7)	Consists of options to purchase 272,574 shares exercisable within 60 days of June 30, 2012.
(8)	Consists of options to purchase 316,247 shares exercisable within 60 days of June 30, 2012.
(9)	Includes options to purchase 16,000 shares exercisable within 60 days of June 30, 2012.
(10)	Consists of options to purchase 5,000 shares exercisable within 60 days of June 30, 2012.
(11)	Consists of options to purchase 24,665 shares exercisable within 60 days of June 30, 2012.
(12)	Includes options to purchase 2,662,285 shares exercisable within 60 days of June 30, 2012.
(13)	Includes (i) options to purchase 38,031 shares exercisable within 60 days of June 30, 2012; and (ii) warrants to purchase 26,745 shares exercisable within 60 days of June 30, 2012. Mr. Wagner is a former employee of our company.
(14)	Includes (i) options to purchase 226,171 shares exercisable within 60 days of June 30, 2012; and (ii) warrants to purchase 21,397 shares exercisable within 60 days of June 30, 2012. Ms. Corey is a current employee of our company.
(15)	Includes (i) options to purchase 232,506 shares exercisable within 60 days of June 30, 2012; and (ii) warrants to purchase 84,212 shares exercisable within 60 days of June 30, 2012. Mr. Teshima is a current employee of our company.
(16)	Includes (i) options to purchase 176,217 shares exercisable within 60 days of June 30, 2012; and (ii) warrants to purchase 111,314 shares exercisable within 60 days of June 30, 2012. Mr. Riekers is a current employee of our company.
(17)	Includes options to purchase 26,309 shares exercisable within 60 days of June 30, 2012. Mr. Lui is a current employee of our company.

(18)	Includes warrants to purchase 3,210 shares exercisable within 60 days of June 30, 2012. Ms. Strigberger is a former employee of our company.
(19)	Includes warrants to purchase 16,318 shares exercisable within 60 days of June 30, 2012. Mr. Basso is a former employee of our company.
(20)	Ms. Selvarajah is a former employee of our company.
(21)	Includes options to purchase 23,864 shares exercisable within 60 days of June 30, 2012. Mr. Stok is a current employee of our company.
(22)	Includes options to purchase 20,887 shares exercisable within 60 days of June 30, 2012. Mr. Hill is a current employee of our company.
(23)	Mr. Oberai is a former employee of our company.
(24)	Represents shares held by 11 selling stockholders not listed above who, as a group, own less than 1% of the outstanding common stock prior to this offering. Of these selling stockholders, 5 are current or former employees of our company.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws to be in effect at the closing of this offering, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated by-laws as our by-laws.

Common Stock

As of June 30, 2012, there were 24,938,452 shares of our common stock outstanding and held of record by approximately 181 stockholders, assuming the conversion of all outstanding shares of preferred stock and the exchange of all of the outstanding exchangeable common shares of Eloqua Corporation for shares of our common stock.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described below in “Provisions of our Certificate of Incorporation and By-Laws and Delaware Anti-Takeover Law,” a majority vote of common stockholders is generally required to take action under our certificate of incorporation and by-laws.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying or preventing a change in control of our company and might harm the market price of our common stock.

Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Certain of our stockholders hold, as of the date of this prospectus, 12,124,650 shares of our Series A preferred stock, 17,678,926 shares of our Series B preferred stock and 19,766,821 shares of our Series C preferred stock. Upon completion of this offering, each share of Series A, Series B and Series C preferred stock outstanding will be converted into our common stock on a 2.5-for-1 basis. Holders of substantially all of the shares of our preferred stock are subject to lock-up agreements with the underwriters that restrict the sale of our securities for 180 days following the date of this prospectus. See “Underwriting” for a description of these lock-up agreements.

Exchangeable Common Shares

Certain of our stockholders hold, as of the date of this prospectus, 3,577,554 exchangeable common shares of Eloqua Corporation. Initially, certain of these exchangeable shares were issued, for certain stockholders, to defer the imposition of certain taxes under Canadian law until such time as the stockholders elect to exchange or are required to exchange their exchangeable shares for our common stock as described below. In connection with this offering, each exchangeable common share of Eloqua Corporation will be exchanged for one share of our common stock. This exchange will be triggered by the election of at least 70% in interest of the outstanding exchangeable common shares and shares of our common stock that were issued upon conversion of exchangeable common shares, voting as a single class. We have received the necessary percentage of irrevocable elections to exchange, and the exchange will be a condition to the consummation of this offering. Holders of substantially all of the exchangeable common shares are subject to lock-up agreements with the underwriters that restrict the sale of our securities for 180 days following the date of this prospectus. See “Underwriting” for a description of these lock-up agreements.

Warrants

As of June 30, 2012, warrants to purchase a total of 315,546 shares of our common stock were outstanding with a weighted average exercise price of $0.60 per share. These warrants expire beginning in November 2012.

As of June 30, 2012, warrants to purchase a total of 168,750 shares of our Series C preferred stock were outstanding with an exercise price of $1.20 per share. Warrants to purchase 75,000 Series C preferred shares, which will be converted into warrants to purchase 30,000 shares of common stock upon completion of this offering, are exercisable immediately and expire at the later of June 2014, or three years from the date of an initial public offering occurring before June 2014. Warrants to purchase 93,750 Series C preferred shares, which will be converted into warrants to purchase 37,500 shares of common stock upon completion of this offering, are exercisable immediately and expire in December 2017.

Investor Rights

We entered into a second amended and restated investor rights agreement, dated as of September 27, 2007, with the holders of shares of our common stock issuable upon conversion of the shares of preferred stock, who we refer to collectively as “holders of registrable shares.” These shares will represent approximately 61.9% of our outstanding common stock after this offering, or 59.7% if the underwriters exercise their option to purchase additional shares in full. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

Under this second amended and restated investor rights agreement, holders of registrable shares can demand that we file a registration statement or request that their shares be included on a registration statement that we are otherwise filing, in either case, registering the resale of their shares of common stock. These registration rights are subject to conditions and limitations, including the right, in certain circumstances, of the underwriters of an offering to limit the number of shares included in such registration and our right, in certain circumstances, not to effect a requested registration within 120 days following any offering of our securities, including this offering.

Demand Registration Rights

Following the six month anniversary of the closing of this offering, the holders of at least 50% of our registrable shares may require us to file a registration statement under the Securities Act on a Form S-1, or S-3, if available, at our expense with respect to the resale of their registrable shares, and we are required to use our best efforts to effect the registration.

Piggyback Registration Rights

Following the six month anniversary of the closing of this offering, if we propose to register any of our securities under the Securities Act for our own account or the account of any other holder, the holders of registrable shares are entitled to notice of such registration and to request that we include registrable shares for resale on such registration statement, subject to the right of any underwriter to limit the number of shares included in such registration.

We will pay all registration expenses, other than underwriting discounts and commissions, related to any demand or piggyback registration. The registration rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

Stockholders Agreement

We entered into an amended and restated stockholders agreement, dated as of September 27, 2007, with certain holders of our preferred and common stock and holders of exchangeable common shares of Eloqua Corporation. This agreement provides for certain rights and obligations, such as board composition requirements, stock transfer restrictions and call rights. This agreement will terminate upon the completion of this offering; however, the lock-up provision will survive termination pursuant to the terms of the agreement. See “Shares Eligible for Future Sales—Lock-Up Agreements.”

Anti-Takeover Provisions

Certificate of Incorporation and By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws will, upon completion of this offering, include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies.  In accordance with our certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Written Consent of Stockholders.  Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting.

Blank Check Preferred Stock.  Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Amendment to By-Laws and Certificate of Incorporation.  As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors and, if required by law or our certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our by-laws and certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority vote of the directors then in office, subject to any limitations set forth in the by-laws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Meetings of Stockholders.  Our by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements.  Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Delaware Law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

NASDAQ Global Market Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the trading symbol “ELOQ”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for listing on the NASDAQ Global Market, we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of 32,037,514 shares of common stock, assuming no exercise by the underwriters of their option to purchase additional shares and no other exercise of options or the outstanding warrants after June 30, 2012 other than options exercised by certain selling stockholders and giving effect to (1) 7,000,000 shares of our common stock to be newly issued and sold by us in this offering; (2) the issuance of an aggregate of 3,577,554 shares of our common stock upon the exchange of all of the outstanding exchangeable common shares of Eloqua Corporation, as described in “Description of Capital Stock—Exchangeable Common Shares” elsewhere in this prospectus; and (3) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 19,828,150 shares of our common stock in connection with this offering. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. The remaining outstanding shares of common stock will be “restricted securities” as that term is defined under Rule 144. These restricted securities may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Lock-Up Agreements

We, as well as each of our directors and executive officers, the selling stockholders and substantially all of our other stockholders, who collectively own, as of June 30, 2012, 24,886,513 shares of our common stock, or 99.8% of our outstanding shares of common stock, have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. on behalf of the underwriters will have discretion in determining if, and when, to release any shares subject to lock-up agreements.

In addition, the 180-day restricted period described above will also be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. See “Underwriting.”

We do not currently expect any release of shares subject to lock-up agreements prior to the expiration of the applicable lock-up periods. Upon the expiration of the applicable lock-up periods, substantially all of the shares of common stock subject to such lock-up restrictions will become eligible for sale, subject to the limitations described below.

In addition, pursuant to each of our amended and restated stockholders agreement and second amended and restated investor rights agreement, the parties thereto have agreed that, if requested in writing by the managing underwriters of an initial public offering of our securities, they will not sell, make any short sale of, grant any option for the purchase of, or otherwise dispose of any shares of our stock during the same 180-day restricted period (and any extension thereof) referred to above. We expect the managing underwriters of this offering to invoke this written request prior to the completion of this offering and, accordingly, that the parties to these agreements will be subject to the related transfer restrictions (including any extensions thereof).

Holders of approximately 24,886,513 shares of common stock (including shares of our preferred stock that will be converted into shares of our common stock upon completion of this offering), or 99.8% of our outstanding shares of common stock on an as converted basis, are, collectively, subject to lock-up restrictions as parties to these agreements or lock-up agreements with the underwriters.

Rule 144

In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up and market standoff agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 320,375 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Stock Options

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans.

Registration Rights

Upon completion of this offering, the holders of approximately 19,828,150 shares of our common stock will be eligible to exercise certain rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock—Investor Rights.” In addition, the holders of warrants to purchase 168,750 shares of our Series C preferred stock (which will be converted into warrants to purchase 67,500 shares of common stock upon completion of this offering) will have piggyback registration rights equivalent to those set forth in our second amended and restated investor rights agreement and described in “Description of Capital Stock—Investor Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of common stock pursuant to this offering. This summary deals only with common stock held as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code) by a stockholder, and does not discuss the U.S. federal income tax considerations applicable to a stockholder that is subject to special treatment under U.S. federal income tax laws, including, but not limited to: a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax-exempt organization; an insurance company; a person holding common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; a person liable for alternative minimum tax; an entity that is treated as a partnership for U.S. federal income tax purposes; a person that received such common stock in connection with services provided; a U.S. person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation”; a “passive foreign investment company”; or a U.S. expatriate.

This summary is based upon provisions of the Code, and applicable U.S. Treasury regulations promulgated thereunder, published rulings and judicial decisions, all as in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address the Medicare tax imposed on certain investment income or any state, local, foreign, gift, estate or alternative minimum tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of common stock that is: an individual citizen or resident of the United States; a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion a “non-U.S. holder” is a beneficial holder of common stock that is neither a U.S. holder nor a partnership (or any other entity or arrangement that is treated as a partnership) for U.S. federal income tax purposes. However, neither the term U.S. holder nor the term non-U.S. holder includes any entity or other person that is subject to special treatment under the Code.

If a partnership (or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding common stock is urged to consult its own tax advisors.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR SPECIFIC SITUATIONS, AS WELL AS THE TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

U.S. Holders

Distributions on our Common Stock.  Distributions with respect to common stock, if any, will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section entitled “—Disposition of our Common Stock” below. Under current law, if certain requirements are met, a maximum 15% U.S. federal income tax rate will apply to any dividends paid to a holder of common stock who is a U.S. individual and that is included in the U.S. holder’s income prior to January 1, 2013.

Distributions constituting dividends for U.S. federal income tax purposes to U.S. holders that are corporations may qualify for the 70% dividends received deduction, or DRD, which is generally available to corporate stockholders that own less than 20% of the voting power or value of the outstanding stock of the distributing corporation. A U.S. holder that is a corporate stockholder holding 20% or more of the distributing corporation may be eligible for an 80% DRD. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be treated as dividends eligible for a DRD. In addition, a DRD is available only if certain holding periods and other taxable income requirements are satisfied. The length of time that a stockholder has held stock is reduced by any period during which the stockholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or other similar transactions. Also, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the DRD may be disallowed. In addition, any dividend received by a corporation may also be subject to the extraordinary distribution provisions of the Code.

Disposition of our Common Stock.  A U.S. holder of common stock will generally recognize gain or loss on the taxable sale, exchange, or other disposition of such stock in an amount equal to the difference between such U.S. holder’s amount realized on the sale and its tax basis in the common stock sold. A U.S. holder’s amount realized will generally equal the amount of cash and the fair market value of any property received in consideration of its stock. The gain or loss will generally be capital gain or loss if the U.S. holder holds the common stock as a capital asset, and will generally be long-term capital gain or loss if the common stock is held for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). Under current law, long-term capital gain recognized by an individual U.S. holder prior to January 1, 2013 is subject to a maximum 15% U.S. federal income tax rate (currently scheduled to increase to 20% after December 31, 2012).

Non-U.S. Holders

Distributions on our Common Stock.  Distributions with respect to common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of current or accumulated earnings and profits will be treated as a return of capital and will first be applied to reduce the holder’s tax basis in its common stock, but not below zero. Any remaining amount will then be treated as gain from the sale or exchange of the common stock and will be treated as described under the section entitled “—Disposition of our Common Stock” below.

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to the shares of common stock will be subject to U.S. federal withholding tax at a rate of 30% (or lower applicable income tax treaty rate) of the gross amount of the dividends unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to the common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then although the non-U.S. holder will generally be exempt from the 30% U.S. federal withholding tax provided certain certification requirements are satisfied, the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits for the taxable year, as adjusted under the Code. To claim the exemption from withholding with respect to any such effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder’s qualification for the exemption or reduced rate. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Disposition of our Common Stock.  Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder); (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation,” or USRPHC, for U.S. federal income tax purposes, at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period for our common stock, and certain other requirements are met. We believe that we are not and we do not anticipate becoming a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on a net income basis at the regular graduated U.S. federal individual income tax rates in the same manner as if such holder were a resident of the United States, unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will be subject to tax on a net income basis at the regular graduated U.S. federal corporate income tax rates in the same manner as if it were a resident of the United States and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% (or lower applicable income tax treaty rate) of its effectively connected earnings and profits.

Information Reporting and Backup Withholding Tax

We report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. All distributions to holders of common stock are subject to any applicable withholding. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 28%). Backup withholding generally applies to a U.S. holder if the holder (i) fails to furnish its social security number or other taxpayer identification number, or TIN, (ii) furnishes an incorrect TIN, (iii) fails to properly report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a U.S. person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, financial institutions.

We also report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Legislation Relating to Foreign Accounts

New rules in the Code may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under these rules) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. The legislation potentially imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payment” generally means (i) any payment of interest, dividends, rents and certain other types of generally passive income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. If an investor does not provide us with the information necessary to comply with the legislation, it is possible that distributions to such investor that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Withholding on certain passive income, such as dividends and interest, will be required beginning January 1, 2014. Withholding with respect to all other withholdable payments will be required beginning January 1, 2015. Prospective investors should consult their own tax advisers regarding this new legislation.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Number
of
Name	Shares

J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
JMP Securities LLC
Needham & Company, LLC
Pacific Crest Securities LLC

Total

The underwriters are committed to purchase all the common shares offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,200,000 additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $           per share. The following table shows the per share and total underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,200,000 additional shares from us.

Paid by the
	Paid by Us		Selling Stockholders		Total
	No	Full	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise	Exercise	Exercise

Per share	$	$	$	$	$	$
Total	$	$	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.9 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity compensation plans outstanding as of the date hereof. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Deutsche Bank Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions in the previous paragraph do not apply to:

•	the sale of shares to the underwriters in connection with the offering;

•	transfers of shares of our common stock or other securities as a bona fide gift or gifts;

•	transfers of shares of our common stock or other securities to a trust or limited family partnership for the direct or indirect benefit transferor or the immediate family of the transferor;

•	transfers of shares of our common stock or other securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the transferor in a transaction not involving a disposition for value;

•	the exercise, including by “net” exercise, of any options or warrants to acquire shares of our common stock or the conversion of any convertible security into our common stock;

•	the sale or transfer to our company of such number of shares of our common stock acquired in connection with the exercise of options or warrants on a “net” exercise basis described in the foregoing bullet necessary to generate only such amount of cash needed for the payment of taxes (including estimated taxes) due as a result of the exercise of such options or warrant;

•	transfers or distributions of shares of our common stock to members, limited partners, stockholders or affiliates of, or any investment fund or other entity that controls or manages, the party to the lock-up agreement, provided that the transfer or distribution shall not involve a disposition for value;

•	transactions relating to shares of our common stock or any security convertible into our common stock acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Exchange Act is required or shall be made during the 180-day period referred to above (including any extension thereof) in connection with subsequent sales of our common stock or any security convertible into our common stock acquired in such open market transactions; and

•	the issuance and sale by our company of shares of our common stock in connection with bona fide acquisitions in an aggregate amount not to exceed 5% of the issued and outstanding shares of our common stock immediately following this offering;

provided that in the case of any transfer or distribution pursuant to the second, third, fourth, seventh and ninth bullets above, each donee, distributee or transferee, as applicable, shall execute and deliver to J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. a lock-up agreement; and provided, further, that in the case of any transfer or distribution pursuant to the second, third, fourth and seventh bullets above, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 180-day period referred to above).

In addition, pursuant to each of our amended and restated stockholders agreement and second amended and restated investor rights agreement, the parties thereto have agreed that, if requested in writing by the managing underwriters of an initial public offering of our securities, they will not sell, make any short sale of, grant any option for the purchase of, or otherwise dispose of any shares of our stock during the same 180-day restricted period (and any extension thereof) referred to above. Holders of approximately 24,886,513 shares of common stock (including shares of our preferred stock that will be converted into shares of our common stock upon completion of this offering), or 99.8% of our outstanding shares of common stock on an as-converted basis prior to completion of the offering, are, collectively, parties to these agreements. In addition to the lock-up agreements with the underwriters referred to above, we expect the managing underwriters of this offering to invoke this written request prior to the completion of this offering and, accordingly, that the parties to these agreements will be subject to the related transfer restrictions (including any extensions thereof).

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 350,000 of the shares offered by this prospectus for sale to some of our directors, officers, employees and certain other persons who are otherwise associated with us through a directed share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. The transfer restrictions contained in the lock-up agreements with the underwriters referred to above shall also apply to any shares purchased in the directed share program. However, participants in the directed share program who are not officers, directors, employees or current stockholders of our company will not be required to enter into a lock-up agreement with the underwriters relating to the shares so purchased. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

The representatives of the underwriters in their sole discretion may release any of the securities subject to such lock-up agreements at any time which, in the case of officers and directors, shall be with notice.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock approved for listing/quotation on the NASDAQ Global Market under the symbol “ELOQ”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we, the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Goodwin Procter LLP, Boston, Massachusetts, will pass upon the validity of the shares of common stock offered hereby. Latham & Watkins LLP, Washington, District of Columbia, will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

The consolidated financial statements and schedule of Eloqua, Inc. and subsidiaries as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011 have been included herein and in the registration statement in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Timan, LLC, an independent valuation services firm, has given its opinion, set forth in its valuation reports described in this prospectus as to the fair value of our common stock as of the dates set forth in the valuation reports. Additionally, Timan, LLC has consented to the references in this registration statement and to its valuation reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1-(800)-SEC-0330. The SEC also maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the SEC.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the web site of the SEC referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Eloqua, Inc.:

We have audited the accompanying consolidated balance sheets of Eloqua, Inc. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement Schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eloqua, Inc. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  KPMG LLP

McLean, Virginia
March 29, 2012
(except as to the fifth and sixth paragraphs in
Note 11 to the consolidated financial statements,
which are as of May 3, 2012 and July 9, 2012, respectively)

ELOQUA, INC.

Consolidated Balance Sheets

December 31, 2010 and 2011
(in thousands, except share and per share data)

	2010	2011

Assets
Current assets:
Cash and cash equivalents	$7,549	$7,240
Accounts receivable, net of reserve of $950 and $725, respectively	15,866	18,228
Deferred commissions and other deferred costs	2,641	2,680
Deferred tax asset	722	781
Prepaid expenses and other assets	2,051	4,153

Total current assets	28,829	33,082
Property and equipment (note 3), net of depreciation and amortization	2,868	3,721
Deferred commissions and other deferred costs	882	902
Deferred tax asset	4,176	3,800

Total assets	$36,755	$41,505

Liabilities, redeemable preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$1,823	$3,263
Accrued and other current liabilities	7,365	11,337
Deferred revenue	25,371	28,863
Current portion of long-term debt (note 4)	208	834
Current portion of obligations under capital leases (note 5)	238	—

Total current liabilities	35,005	44,297
Long-term debt, net of current portion (note 4)	2,292	1,458
Obligations under capital leases, net of current portion (note 5)	83	—
Noncurrent deferred revenue and other liabilities	1,672	1,943

Total liabilities	39,052	47,698

Redeemable convertible preferred stock (notes 7 and 8):
Series A preferred stock, $0.0001 par value, 12,124,650 shares authorized, issued and outstanding at December 31, 2010 and 2011; liquidation preference of $39,406 at December 31, 2011	15,641	39,406
Series B preferred stock, $0.0001 par value, 17,678,926 shares authorized, issued and outstanding at December 31, 2010 and 2011; liquidation preference of $57,456 at December 31, 2011	22,806	57,456
Series C preferred stock, $0.0001 par value, 21,483,563 shares authorized and 19,766,821 issued and outstanding at December 31, 2010 and 2011; liquidation preference of $64,242 at December 31, 2011	32,999	64,242

Total redeemable convertible preferred stock	71,446	161,104

Stockholders’ deficit (notes 6, 7 and 8):
Eloqua, Inc. stockholders’ deficit:
Common stock, $0.0001 par value, 90,000,000 share authorized, 571,524 and 1,063,368 shares issued and outstanding at December 31, 2010 and 2011	—	—
Additional paid-in capital	—	—
Accumulated deficit	(75,733)	(169,259)

Total Eloqua, Inc. stockholders’ deficit:	(75,733)	(169,259)
Noncontrolling interest	1,990	1,962

Total stockholders’ deficit:	(73,743)	(167,297)

Commitments and contingencies (notes 9 and 11)
Total liabilities, redeemable preferred stock and stockholders’ deficit	$36,755	$41,505

See accompanying notes to consolidated financial statements.

ELOQUA, INC.

Consolidated Statements of Operations

Years ended December 31, 2009, 2010 and 2011
(in thousands, except share and per share data)

	2009	2010	2011

Revenue:
Subscription and support	$37,543	$47,225	$63,222
Professional services	3,415	3,574	8,126

Total revenue	40,958	50,799	71,348

Cost of revenue:
Subscription and support	6,423	9,569	12,330
Professional services	5,284	6,980	10,718

Total cost of revenue	11,707	16,549	23,048

Gross profit	29,251	34,250	48,300

Operating expenses:
Research and development	8,607	10,363	11,679
Marketing and sales	17,321	22,147	29,481
General and administrative	7,348	7,879	12,208

Total operating expenses	33,276	40,389	53,368

Loss from operations	(4,025)	(6,139)	(5,068)
Other expense, net	(107)	(241)	(707)

Loss before income tax benefit (expense)	(4,132)	(6,380)	(5,775)
Income tax benefit (expense) (note 10)	(81)	4,869	(378)

Net loss	(4,213)	(1,511)	(6,153)
Accretion of redeemable preferred stock	(4,970)	(14,815)	(89,659)

Net loss attributable to common stockholders	$(9,183)	$(16,326)	$(95,812)

Net loss per share attributable to common stockholders, basic and diluted	$(36.55)	$(40.17)	$(116.74)

Weighted average common shares outstanding, basic and diluted	251,246	406,402	820,734

Pro forma net loss per share attributable to common stockholders, basic and diluted			$(0.25)

Pro forma weighted average common shares outstanding, basic and diluted			24,275,338

See accompanying notes to consolidated financial statements.

ELOQUA, INC.

Consolidated Statements of Stockholders’ Deficit

Years ended December 31, 2009, 2010 and 2011
(in thousands, except share data)

	Eloqua, Inc.
			Additional			Total
	Common Stock		Paid-in	Accumulated	Non-Controlling	Stockholders’
	Stocks	Amount	Capital	Deficit	Interest	Equity (Deficit)

Balance, December 31, 2008	155,768	$—	$—	$(52,563)	$1,990	$(50,573)
Issuance of common stocks on exercise of stock options	147,374	—	130	—	—	130
Compensation expense on stock options	—	—	865	—	—	865
Accretion of redeemable preferred stock	—	—	(995)	(3,975)	—	(4,970)
Net loss and comprehensive loss	—	—	—	(4,213)	—	(4,213)

Balance, December 31, 2009	303,142	—	—	(60,751)	1,990	(58,761)
Issuance of common stocks on exercise of stock options and warrants	268,382	—	276	—	—	276
Compensation expense on stock options	—	—	1,068	—	—	1,068
Accretion of redeemable preferred stock	—	—	(1,344)	(13,471)	—	(14,815)
Net loss and comprehensive loss	—	—	—	(1,511)	—	(1,511)

Balance, December 31, 2010	571,524	—	—	(75,733)	1,990	(73,743)
Issuance of common stocks on exercise of stock options and warrants	441,726	—	446	—	—	446
Compensation expense on stock options	—	—	1,812	—	—	1,812
Conversion of exchangeable stock	50,118	—	28	—	(28)	—
Accretion of redeemable preferred stock	—	—	(2,286)	(87,373)	—	(89,659)
Net loss and comprehensive loss	—	—	—	(6,153)	—	(6,153)

Balance, December 31, 2011	1,063,368	$—	$—	$(169,259)	$1,962	$(167,297)

See accompanying notes to consolidated financial statements.

ELOQUA, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2010 and 2011
(in thousands)

	2009	2010	2011

Operations:
Net loss	$(4,213)	$(1,511)	$(6,153)
Depreciation and amortization	1,127	1,661	1,872
Stock compensation expense	865	1,068	1,812
Foreign currency transaction (gain) loss	(195)	7	65
Deferred income taxes	—	(4,895)	264
Loss on disposal of fixed assets	—	—	173
Change in fair value of Series C Warrants	—	—	264
Change in operating assets and liabilities:
Accounts receivable, net	1,408	(6,164)	(2,362)
Prepaid expenses and other assets	(583)	(804)	(2,102)
Deferred commissions and other deferred costs	(269)	(925)	(59)
Accounts payable and accrued and other current liabilities	1,852	2,360	5,200
Deferred revenue	455	9,677	3,492
Noncurrent deferred revenues and other liabilities	687	591	271

Net cash provided by operations	1,134	1,065	2,737

Investing:
Purchase of property and equipment	(1,450)	(1,851)	(2,898)

Net cash used in investing	(1,450)	(1,851)	(2,898)

Financing:
Increase in long-term debt	2,000	2,500	—
Repayment of long-term debt	(605)	(2,000)	(208)
Principal obligations under capital lease	(85)	(574)	(321)
Common stock issued	130	276	446

Net cash provided by (used in) financing	1,440	202	(83)

Effect of exchange rate changes on cash and cash equivalents	195	(7)	(65)

Increase (decrease) in cash and cash equivalents	1,319	(591)	(309)
Cash and cash equivalents, beginning of year	6,821	8,140	7,549

Cash and cash equivalents, end of year	$8,140	$7,549	$7,240

Supplemental cash flow information:
Interest paid	$121	$251	$255
Capital lease	$239	$510	$—
Income taxes paid	$30	$22	$114

See accompanying notes to consolidated financial statements.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(1)	Description of Business

Eloqua, Inc. (the “Company”) provides on-demand Revenue Performance Management software solutions that are designed to enable businesses to accelerate revenue growth and improve revenue predictability by automating, monitoring and measuring their complex marketing and sales initiatives. The Company’s set of Revenue Performance Management solutions is a software-as-a-service platform integrating its marketing automation software with its revenue performance analytics suite.

The Company was incorporated under the laws of Delaware on June 9, 2006 as Eloqua Limited and was formed to effect a re-organization of its corporate structure whereby the pre-existing legal entity, Eloqua Corporation, became a consolidated subsidiary of the Company (notes 7 and 8(b)). Eloqua Corporation was incorporated under the Ontario Business Corporations Act on January 11, 2000. The Company’s business is a continuation of Eloqua Corporation. The Company changed its name from Eloqua Limited to Eloqua, Inc. on March 26, 2012.

(2) Significant Accounting Policies

(a) Basis of Presentation

These consolidated financial statements include the accounts of the Company and subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

(b) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures in the Company’s financial statements and notes thereto. Significant estimates and assumptions made by management include valuation allowances for receivables and deferred tax assets, application of appropriate revenue recognition standards, estimated useful lives of property and equipment, and share-based compensation. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair market value.

(d) Fair Value of Financial Instruments

The Company applies the principles of FASB Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, to all financial and non-financial assets and liabilities. Statement 157 defines “fair value” in the context of accounting and financial reporting and establishes a framework for measuring fair value under generally accepted accounting standards. As of

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

December 31, 2011, the Company did not have any significant nonfinancial assets or liabilities measured or disclosed at fair value for which the provisions of ASC 820 have been applied.

The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•	Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3—Unobservable inputs.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term and long-term debt. The carrying values of cash and cash equivalents, accounts receivable, and accounts payable on the consolidated balance sheet approximate their fair value, based on their short-term nature. The carrying value of the Company’s long-term debt at December 31, 2011 approximates fair value based on discounted cash flow analyses using appropriate current discount rates (Level 2 within the fair value hierarchy).

At December 31, 2011, the Company’s warrants to purchase Series C convertible preferred stock were measured using unobservable inputs that required a high level of judgment to determine fair value, and thus were classified as Level 3 inputs (note 8(c)(ii)). The fair value of the warrants was estimated using a Black-Scholes options pricing model. The following assumptions were used at December 31, 2011 to value the warrants that were issued in June 2007 to purchase 75,000 shares of Series C convertible preferred stock: risk-free rate of 0.36%; estimated volatility of 58.61%; term of 3.0 years; and zero dividend yield. The following assumptions were used to value the warrants issued on December 28, 2010 to purchase 93,750 shares of Series C convertible preferred stock: risk-free rate of 1.35%; estimated volatility of 58.60%; term of 6.0 years; and zero dividend yield.

(e) Accounts Receivable and Significant Customers

Accounts receivable represent amounts due from customers. No single customer accounted for more than 10% of the total accounts receivable as of December 31, 2010 and 2011, and no single customer accounted for more than 10% of total revenue during 2009, 2010 or 2011.

(f) Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents and trade account receivables. The Company maintains an allowance for doubtful accounts receivable based upon historical loss patterns, the number of days billings past due and an evaluation of the potential risk of loss associated with specific accounts.

(g) Investment Tax Credits

The Company claims investment tax credits in Canada arising from qualifying scientific research and experimental development expenditures. Certain refundable claims resulting from qualifying costs do not have characteristics of income tax benefits, and are recorded as a reduction of research and

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

development expenses. Nonrefundable investment tax credits are recorded as a reduction of income tax expense.

The claims prepared by management are subject to review by the Canada Revenue Agency and the relevant provincial ministries and, as a result, reported amounts may change if any adjustments are made upon review.

The Company recognizes the investment tax credits when a reasonable estimate can be made. In 2009, 2010 and 2011, net refundable investment tax credits of approximately $39,000, $420,000 and $179,000, respectively, were recognized in the consolidated financial statements. As of December 31, 2011, the Company has accumulated refundable credits recognized, but not received, of approximately $304,000.

(h) Deferred Commissions

Deferred commissions are the incremental costs that are directly associated with subscription contracts with customers and consist of sales commissions paid to the Company’s direct sales force. Commission charges are deferred and amortized over the terms of the related customer contracts consistent with the related subscription revenue. Amortization of deferred commissions is included in marketing and sales expense in the accompanying consolidated statements of operations.

(i) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization and are amortized over their estimated useful lives as follows:

	Basis	Useful Life

Equipment under capital leases	Straight line method	Shorter of useful life or term of lease
Computer equipment	Straight line method	3 years
Software licenses	Straight line method	3 years
Furniture and fixtures	Straight line method	5 years
Leasehold improvements	Straight line method	Shorter of useful life or term of lease

(j) Impairment of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets in accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment—Overall. Long-lived assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable from future undiscounted cash flows, the carrying amount of such assets is reduced to the lower of the carrying value or fair value.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods. There was no impairment of long-lived assets during 2009, 2010 or 2011.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(k) Capital Leases

Computer equipment leases are capitalized when the Company assumes substantially all risks and benefits of ownership of the computer equipment. Accordingly, the Company records the asset and obligation at an amount equal to the lesser of the fair market value of the computer equipment or the net present value of the minimum lease payments at the beginning of the lease.

Leased computer equipment is amortized using the straight-line basis over the shorter of its estimated useful life or the lease term.

(l) Deferred Tax Assets and Liabilities

Income taxes are accounted for under the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not considered to be more likely than not that a deferred tax asset will be realized, a valuation allowance is established. The Company applies the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) (included in FASB ASC Subtopic 740-10, Income Taxes—Overall), which provides guidance related to the accounting for uncertain tax positions. In accordance with FIN 48, the Company only recognizes the tax benefit from an uncertain tax position if it is more-likely than-not that the tax position will be sustained on examination.

(m) Revenue Recognition

The Company derives its revenue from four sources:  (i) subscription revenue relating to subscription fees from customers accessing its on-demand application service; (ii) customer support beyond the standard support that is included in the basic subscription fee; (iii) installation and deployment services; and (iv) other professional service revenue from consultation and training fees. The Company provides its on-demand application as a service and follows the provisions of FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements. The Company recognizes revenue when all of the following conditions are met:

(i)  There is persuasive evidence of an arrangement;

(ii)  The service has been provided to the customer;

(iii)  The collection of the fees is reasonably assured; and

(iv)  The amount of fees to be paid by the customer is fixed or determinable.

The Company’s arrangements do not contain general rights of return.

The Company adopted the provisions of FASB ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables) with respect to its multiple-element arrangements entered into or significantly

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

modified on or after January 1, 2011. ASU 2009-13 amends ASC 605-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered.

In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, the Company estimates the selling prices of those elements. The overall arrangement fee of the Company’s multiple element arrangements are allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price.

The Company is not able to demonstrate VSOE or TPE of selling price with respect to its subscription services. The Company does not have sufficient instances of separate sales of subscriptions nor is it able to demonstrate sufficient pricing consistency with respect to such sales. The Company also considers that no other vendor sells similar subscriptions given the unique nature and functionality of its service offering, and therefore has determined that it is not able to establish TPE of selling price. Therefore, the Company has determined the best estimated selling price based on the following:

•	Expected discounts from the list price for each service offering, which represents a component of the Company’s current go-to-market strategy, as established by senior management taking into consideration factors such as the competitive and economic environment.

•	An analysis of the historical pricing with respect to both of the Company’s bundled and standalone subscription arrangements.

The Company has established VSOE of selling price for its professional services based on an analysis of separate sales of such services.

The Company’s multiple-element arrangements includes the sale of a subscription with one or more associated professional service offerings, each of which are individually considered separate units of accounting. The Company allocated revenue to each element in a multiple-element arrangement based upon the relative selling price of each deliverable.

Subscription and support revenue is recognized ratably over the contract terms beginning on the activation date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Consulting services, including professional services and training have stand alone value from the related subscription services. Professional services, including implementation services and other standard professional services are generally provided under fixed price, short-term arrangements. These services are generally performed beginning at the point of subscription activation and spanning over periods of approximately 60, 90, or 120 days, depending on the nature of the services. Revenues relating to these services are recognized ratably over the period that the services are provided. Certain other standard professional service and non-standard professional service arrangements include customer acceptance provisions. Services provided under arrangements that include customer acceptance provisions are generally provided under fixed price, short-term arrangements, and the

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

revenue is deferred and recognized upon customer acceptance of the service deliverable. Training revenue is recognized after the service has been performed. Revenue related to our user conference is recognized upon completion of the conference.

Prior to the adoption of ASU 2009-13, fees for consulting services that did not qualify for separate accounting because VSOE or TPE of fair value did not exist, were recognized ratably over the remaining term of the subscription contract.

Prior to the adoption of ASU 2009-13, when subcontractors were used to provide all or a portion of consulting services, the Company deferred the direct and incremental subcontracting costs related to the consulting arrangement and amortized those costs over the same time period as the consulting revenue was recognized, which generally was over the term of the related subscription period. After adoption of ASU 2009-13, subcontractor costs are recognized as those services are performed, which coincides with the period over which the consulting service revenue is recognized. These deferred costs are included in deferred commissions and other deferred costs on the consolidated balance sheet.

The adoption of ASU 2009-13 results in more professional services fees being recognized as revenue as those services are performed. Previously, a substantial portion of the professional service fees had been deferred and recognized over the remaining term of the related subscription services arrangement. During 2011, the Company recognized approximately $2.2 million more of professional services revenue than would have been recognized prior to the adoption of ASU 2009-13. During 2011, the Company recognized approximately $0.7 million more of subcontractor costs than would have been recognized prior to the adoption of ASU 2009-13. Net loss during 2011 would have been higher by approximately $1.5 million prior to the adoption of ASU 2009-13.

(n) Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from the Company’s subscription services described above and is recognized as the revenue recognition criteria are met. The Company generally invoices its customers in annual or quarterly installments. Deferred revenue also includes certain deferred professional services fees which are recognized as revenue ratably over the subscription contract term. The Company defers the professional service fees in situations where the professional services and subscription contracts are accounted for as a single unit of accounting. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

(o) Cost of Revenue

The cost of subscription and support revenue primarily consists of hosting costs, data communication expenses, depreciation expenses associated with computer equipment, personnel and related costs, including salaries, bonuses, payroll taxes, recruiting fees and stock compensation, software license fees and amortization expense associated with capitalized software, as well as an allocation of overhead such as rent, IT costs, depreciation and amortization and employee benefit costs, to cost of revenue based on headcount. Cost of professional services revenue primarily consists of personnel and related costs, third party contractors and allocated overhead.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(p) Other Income (Expense)

Other income (expense) primarily consists of interest income, interest expense, and the change in fair value of the warrants to purchase Series C convertible preferred stock warrants. The year ended December 31, 2011 also includes expense of approximately $0.2 million related to the disposal of equipment.

(q) Research and Development

Research and development expenditures are expensed as incurred. The Company evaluates certain software development costs to determine if they should be capitalized. Based on the Company’s product development process, technological feasibility is established upon completion of a working model. To date, the period between achieving technological feasibility and general availability of such software has been short and software costs qualifying for capitalization have been immaterial. Accordingly, the Company has not capitalized any software development costs.

(r) Stock-Based Compensation Plans

The Company accounts for its employee stock-based compensation awards in accordance with FASB ASC Topic 718, Compensation—Stock Compensation. FASB ASC Topic 718 requires that all employee stock-based compensation is recognized as a cost in the financial statements and that for equity-classified awards such cost is measured at the grant date fair value of the award. The Company estimates grant date fair value using the Black-Scholes option-pricing model.

Determining the fair value of stock-based compensation awards under this model requires judgment, including estimating the value per share of the Company’s common stock, estimated volatility, risk free rate, expected term and estimated dividend yield. The assumptions used in calculating the fair value of stock-based compensation awards represent the Company’s best estimates, based on management judgment. The estimate of the value per share of the Company’s common stock used in the option-pricing model is based on contemporaneous valuations performed with the assistance of an unrelated third party valuation specialist. The estimated dividend yield is zero since the Company has not issued dividends to date and does not anticipate issuing dividends. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with an equivalent remaining term. The Company estimates volatility for option grants by evaluating the average historical volatility of a peer group of similar public companies. The expected term of the Company’s option plans represent the period that its stock-based awards are expected to be outstanding. For purposes of determining the expected term in the absence of sufficient historical data relating to stock-option exercises, the Company applies the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award.

The Company accounts for stock-based grants issued to non-employees at fair value, in accordance with the provisions of FASB ASC Topic 505, Equity, Subtopic-50, Equity Based Payments to Nonemployees (EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services). The measurement date relating to such awards generally occurs when the awards vest. Compensation expense relating to such awards is recognized over the applicable service period of the options in accordance with the method prescribed by ASC Topic 505-50-55-32.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(s) Foreign Currency Transactions

The functional currency of the Company and its subsidiaries is the U.S. dollar. Accounts receivable or payable that are denominated in foreign currencies are translated into U.S. dollars at rates of exchange in effect at the balance sheet date. Revenue and expenses related to transactions denominated in foreign currencies are translated at the average exchange rate during the period. Exchange gains and losses on foreign currency transactions are included in general and administrative expenses on the consolidated statements of operations and amounted to approximately $436,000, and $45,000 in losses for 2009 and 2010, respectively, and approximately $245,000 in gains for 2011.

(t) Comprehensive Income

There was no difference between net loss presented in the consolidated statements of operations and comprehensive net loss for 2009, 2010 and 2011.

(u) Redeemable Convertible Preferred Stock

The Company applies the guidance in FASB ASC Subtopic 480-10, Distinguishing Liabilities from Equity—Overall, to its redeemable convertible preferred stock. The Company classifies its redeemable convertible preferred stock in between liabilities and permanent equity on the balance sheet since redemption is not solely within the control of the Company. On issuance, the Company records the preferred stock at fair value which is normally the issue price. On each balance sheet date, the Company measures the estimated redemption price and records an accretion change to accrete the preferred stock carrying value to the estimated redeemable value. The Company’s policy is to recognize changes in the redemption value immediately as they occur and adjust the carrying value to the redemption value at each balance sheet date. The resulting increases or decreases in the carrying amount of redeemable convertible preferred stock are treated in the same manner as dividends on nonredeemable stock and are charged against additional paid-in capital to the extent it exists, or else against accumulated deficit.

(v) Warranties and Indemnification

The Company’s service is typically warranted to operate in substantial conformity with the Company’s applicable documentation.

The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party’s intellectual property rights. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has entered into service level agreements with a number of its customers agreeing to certain levels of uptime reliability and performance and permitting those customers to receive credits or terminate their agreements in the event that the Company fails to meet those levels. The Company has not granted any material level of credits under such clauses.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid.

(w) Segment Reporting

The Company is organized and operates in one reportable segment. The Company’s chief operating decision maker, the chief executive officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance.

Revenue by geographic region is based on the billing address of the customer. Subscription and professional services revenue by geographic region approximates the following:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)

Revenue:
Americas	$37,569	$45,328	$63,897
Europe	2,777	4,262	6,167
Asia Pacific	612	1,209	1,284

Total revenue	$40,958	$50,799	$71,348

Property and equipment by geographic region approximates the following:

	As of December 31,
	2010	2011
	(in thousands)

Americas	$2,731	$3,616
Europe	137	105
Asia Pacific	—	—

Total property and equipment, net	$2,868	$3,721

(x) Noncontrolling Interest

Eloqua, Inc. holds the majority voting interest and consolidates its subsidiary, Eloqua Corporation. Eloqua Corporation has outstanding certain common stock (exchangeable common stock) held by parties other than Eloqua, Inc. Eloqua Corporation’s exchangeable common stock can be converted into shares of Eloqua, Inc. common stock, at any time, at the option of the holder. The exchangeable common stock, by its terms, entitle their holders to rights to receive dividends, rights on liquidation, voting rights, and other rights economically equivalent to the Eloqua, Inc. common stock (notes 7 and 8(b)). However, in legal form, the exchangeable common stock represents shares of the Company’s subsidiary, Eloqua Corporation. Accordingly, the Company has classified the exchangeable common stock as a noncontrolling interest on the consolidated balance sheet, based on the provisions of FASB Statement No. 160 (FASB ASC Topic 810-10, Consolidation).

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

The exchangeable common stock does not participate in the dividends of Eloqua Corporation, but instead participates in dividends of Eloqua, Inc. The exchangeable common stock is a participating security under the provisions of FASB ASC 260-10-45, Earnings Per Share, for purposes of allocating income (loss) to common stockholders and computing earnings per share on the statement of operations (note 2(y)).

The amount of equity initially allocated to the noncontrolling interest was based on the exchangeable common stockholders’ proportional share of the historical carrying amount of the net assets of Eloqua Corporation at the time that the exchangeable common stock was issued. The Company has generated consolidated losses since the issuance of the exchangeable common stock. Since the exchangeable common stock is considered to be a participating security, no allocation of the Company’s net losses has been allocated to the noncontrolling interest from its issuance through December 31, 2011, as the impact would be anti-dilutive to the calculation of loss per share.

(y) Net loss per share attributable to common stockholders

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for a period. Because holders of the Company’s convertible preferred stock and holders of the exchangeable common stock are entitled to participate in dividends and earnings of the Company, the Company applies the two-class method in calculating our earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common stockholders, exchangeable common stockholders and preferred stockholders based on their respective rights to receive dividends. Because the preferred stockholders and the exchangeable common stockholders are not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted loss per share attributable to common stockholders adjusts the basic weighted average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants, exchangeable common stock and convertible preferred stock were exercised or converted into common stock. Diluted loss per share attributable to common stockholders is the same as basic loss per share attributable to common stockholders for all periods presented because the effects of potentially dilutive items were anti-dilutive.

The following table presents the weighted average number of anti-dilutive shares excluded from the calculation of diluted net loss attributable to common stockholders for each period presented:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)

Options to purchase common stock	6,319	6,809	7,426
Common stock warrants	555	516	354
Series C preferred stock warrants	30	30	68
Exchangeable common stock	3,628	3,628	3,626
Conversion of convertible preferred stock	19,828	19,828	19,828

Total	30,360	30,811	31,302

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(z) Unaudited Pro Forma Information

All of the outstanding shares of convertible preferred stock will convert into common stock on the closing of an initial public offering of common stock under the Securities Act of 1933, in which the Company receives at least $25 million in gross proceeds and the offering price is at least $8.75 per common share. In addition, upon the closing of this initial public offering, the Company expects to have obtained the necessary votes required to ensure that the exchangeable common stock of Eloqua Corporation will convert into common stock on the closing of an initial public offering. For purposes of pro forma net loss per share attributable to common stockholders, all shares of convertible preferred stock and exchangeable common stock have been treated as though they have converted to common stock of the Company at the beginning of the respective periods.

The following table sets forth the computation of pro forma basic and diluted net loss per share of common stock for the year ended December 31, 2011:

(dollars in thousands)

Net loss attributable to common stockholders:	$(95,812)
Pro forma adjustment to reverse accretion of redeemable convertible preferred stock	89,659

Net loss used in computing pro forma net loss per share attributable to common stockholders	$(6,153)

Weighted average common shares outstanding	820,734
Pro forma adjustment to reflect conversion of convertible preferred stock	19,828,150
Pro forma adjustment to reflect conversion of exchangeable common stock	3,626,454

Pro forma weighted average common shares outstanding, basic and diluted	24,275,338

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.25)

(aa) Recently Issued Accounting Standards

In 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which provides updated guidance for disclosing comprehensive income. The update is intended to increase the prominence of other comprehensive income (loss) in the financial statements. The guidance requires that the Company present components of comprehensive income in either one continuous statement or two separate but consecutive statements and no longer permits the presentation of comprehensive income in the consolidated statement of stockholders’ equity. The Company will adopt this new guidance effective January 1, 2012, as required.

In 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A public entity is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(3)	Property and Equipment

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
	(in thousands)

2010:
Equipment under capital leases	$2,675	$2,367	$308
Computer equipment	3,034	1,395	1,639
Software licenses	794	678	116
Furniture and fixtures	545	235	310
Leasehold improvements	1,134	639	495

Total	$8,182	$5,314	$2,868

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
	(in thousands)

2011:
Equipment under capital leases	$2,675	$2,675	$—
Computer equipment	4,561	2,530	2,031
Software license	986	768	218
Furniture and fixtures	730	378	352
Leasehold improvements	2,011	891	1,120

Total	$10,963	$7,242	$3,721

(4)	Long-Term Debt and Line of Credit

On June 15, 2009, the Company entered into a new credit facility agreement for a $5,000,000 working capital line of credit and drew down $2,000,000 on this line of credit. The line of credit bore interest at prime plus 1.0%, subject to a minimum rate of 6.0%, and was collateralized by all assets of the Company.

On December 28, 2010, the Company entered into a loan modification agreement with the lender to increase the working capital line of credit to $10,000,000 and add a $2,500,000 term loan. The company used the proceeds from the term loan to repay the $2,000,000 balance under the line of credit. The modified line of credit facility bears interest at prime plus 1.5%, subject to a minimum rate of 5.5%. The term loan bears interest at prime plus 2.0%, subject to a minimum rate of 6.0%. The line of credit and term loan are collateralized by all assets of the Company. Net of certain letters of credit outstanding, the Company has $9.5 million of available funding under the line of credit at December 31, 2011. The line of credit facility matures in December 2012. The term loan calls for monthly payments over 36 months beginning in October 2011.

In connection with the loan modification, the Company issued warrants to purchase 93,750 shares of Series C convertible preferred stock (which shares are convertible into 37,500 shares of common stock) to the lender on December 31, 2010 (note 8(c)(ii)). The fair value of the warrants on the date of issuance of approximately $76,000 results in a discount on the related debt that will be amortized over the term of the debt as additional interest expense. Subsequent

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

changes in the fair value of the warrants will be recognized in the statement of operations each reporting period.

The long-term debt outstanding was as follows:

	As of
	December 31,
	2010	2011
	(in thousands)

Total debt	$2,500	$2,292
Less current portion	(208)	(834)

Long term debt	$2,292	$1,458

At December 31, 2011 future minimum payments under the term loan facility are as follows:

(in thousands)
2012	$834
2013	833
2014	625

Total	$2,292

(5) Obligations under Capital Leases

	As of
	December 31,
	2010	2011
	(in thousands)

Computer equipment under capital leases	$321	$—
Less amounts payable within one year	(238)	—

Long-term portion	$83	$—

The Company extinguished its capital lease obligations in 2011.

(6)	Stock Option Plans

Prior to August 25, 2006, Eloqua Corporation granted options to purchase common shares under its then existing stock option plan (the “Prior Plan”). Under the Prior Plan, options to purchase common shares could be granted to employees, directors and consultants at an exercise price of not less than the market value on the effective date of the grant. Options generally vested over four years. Upon the reorganization (note 7), all outstanding options under the Prior Plan were exchanged for options under, (i) in the case of U.S. holders of options, the newly established Eloqua Limited 2006 U.S. Employee Stock Option Plan (the “2006 U.S. Employee Plan”) and (ii) in the case of all other optionholders, the newly established Eloqua Limited 2006 Stock Option Plan (the “2006 Plan”) and the Prior Plan was dissolved. The 2006 U.S. Employee Plan is restricted in number to those options granted to U.S. residents under the Prior Plan and who, pursuant to the reorganization, exchanged such options for options under the 2006 U.S. Employee Plan. Since the reorganization, the Company has and intends to continue to grant options only pursuant to the 2006 Plan. The 2006 Plan allows for options to purchase common stock to be issued to employees, directors and consultants of the Company. As of December 31, 2011, 10,054,246 shares of common stock have been reserved for

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

issuance under the 2006 Plan, and 193,926 shares of common stock have been reserved for issuance under the 2006 U.S. Employee Plan. At December 31, 2011, there were 1,359,699 shares of common stock available for future grant under the 2006 Plan and the 2006 U.S. Employee Plan. Options generally vest 25% on the first anniversary of the date of grant and 1/36 over the following successive 36 months. Options have a maximum life of 10 years. The option exercise price shall be no less than the fair value of the common stock on the date of grant. The Company has elected the straight-line attribution method as its accounting policy for recognizing stock-based compensation expense for all awards.

Summary of weighted average assumptions used in the valuation of stock-based awards under the Black-Scholes model were as follows:

	Years Ended Dec. 31
	2009	2010	2011

Expected term	6.1 years	6.1 years	6.1 years
Volatility	76.0%	62.3%	58.5%
Risk-free interest rate	2.2%	1.9%	1.9%

The following table summarizes the stock option activity:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
				(In thousands)

Options outstanding, December 31, 2009	6,375,334	$1.20	5.6 years	$2,231
Granted	1,383,200	1.93
Exercised	(166,875)	1.13
Canceled, expired or forfeited	(333,997)	1.38

Options outstanding, December 31, 2010	7,257,662	$1.35	5.6 years	$13,608
Granted	1,505,800	5.65
Exercised	(360,706)	1.20
Canceled, expired or forfeited	(643,580)	1.70

Options outstanding, December 31, 2011	7,759,176	$2.15	5.5 years	$46,361

Exercisable at December 31, 2011	5,293,146	$1.33	4.0 years	$35,973

The weighted average grant date fair value of options granted during the years 2009, 2010 and 2011 was $0.98, $1.05 and $3.10, respectively. The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011, was approximately $66,000, $142,000 and $1,306,000, respectively.

The Company recorded stock-based compensation expense relating to the issuance of stock options to employees of approximately $865,000, $1,068,000 and $1,687,000 during 2009, 2010, and 2011, respectively. At December 31, 2011, there was approximately $5,426,000 of total unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the 2006 Plan. That cost is expected to be recognized over a weighted average period of 2.2 years. The total fair value of options vested during the years ended December 31, 2009, 2010, and 2011 was approximately $1,028,000, $1,598,000 and $1,518,000, respectively.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

During 2010, the Company issued options to non-employees to purchase 46,000 shares of common stock. The options were awarded as compensation for certain advisory services to be provided to the Company and vest quarterly over a three-year period. The fair value of the options granted to non-employees is estimated each period until vesting occurs using the Black-Scholes model. The total estimated fair value of the unvested awards as of December 31, 2011 was approximately $146,000. The related compensation expense recognized during the year ended December 31, 2010, was not material to the Company’s financial statements. The related compensation expense recognized during the year ended December 31, 2011 was approximately $125,000. There were no options granted to non-employees during 2009 or 2011.

Compensation expense related to stock options granted to employees and non-employees is included in the following line items in the accompanying consolidated statement of operations for the years ended December 31, 2009, 2010, and 2011:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)

Cost of revenue	$57	$125	$284
Research and development expense	154	203	313
Marketing and sales	318	364	514
General and administrative	336	376	701

	$865	$1,068	$1,812

(7) Corporate Reorganization

Eloqua Corporation was incorporated on January 11, 2000 under the laws of Ontario, Canada. On March 16, 2005, Eloqua Corporation completed its Series A financing and issued 12,124,650 shares of Class A Preferred Shares for net proceeds of approximately $4,668,000.

In December 2005, Eloqua Corporation raised approximately $13.1 million in a Series B financing. One of the requirements of this financing was that Eloqua Corporation would reorganize itself such that the Series B investment was being made into a parent company that was a Delaware corporation.

The Company was incorporated as a new Delaware corporation, under the name Eloqua Limited, on June 9, 2006 and pursuant to a series of transactions occurring on August 22, 2006, Eloqua Corporation was reconstituted on a tax-free basis as Eloqua Limited with Eloqua Corporation becoming its subsidiary.

Immediately following the reorganization, the Class A Preferred Shares of Eloqua Corporation were reconstituted as Series A Preferred Stock of the Company. Each common shareholder of Eloqua Corporation possessed exchangeable common shares of Eloqua Corporation, which are exchangeable under certain circumstances into designated shares of the Company, and a pro rata interest in a trust. The trust holds one share of Special Voting Stock of the Company which represents the number of votes in the Company’s common stock equal to the number of outstanding exchangeable common shares of Eloqua Corporation held by the trust.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(8) Stockholders’ Equity

The Company is authorized to issue 141,287,139 shares of stock, of which 90,000,000 shares are designated as Common Stock with a par value of $0.0001 and 51,287,139 shares are designated as Redeemable Convertible Preferred Stock with a par value of $0.0001 per share.

(a) Preferred Stock

The Preferred Stock carries the following designations:

(i)	12,124,650 shares are designated “Series A Preferred Stock”;

(ii)	17,678,926 shares are designated “Series B Preferred Stock”; and

(iii)	21,483,563 shares are designated “Series C Preferred Stock”.

The shares of Preferred Stock are voting and entitled to cumulative dividends, whether or not declared by the Board, at a rate per annum of $0.0461971, $0.0884533, and $0.144 calculated from the day of first issue for each of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, respectively. In addition, the Series A Preferred Stock is entitled to a stated dividend of $0.0680898. The Company is under no obligation to pay such accruing dividends unless declared by the Board, except (i) upon the occurrence of certain events such as liquidation, dissolution or winding up, including a sale or merger, or (ii) redemption by the holders. The Preferred Stock shall participate with the Common Stock on an as-converted basis with respect to all other dividends.

In the event of a liquidation, winding up or dissolution of the Company (a Liquidation), Holders of Series C Preferred Stock are entitled to receive in preference to the holders of Common Stock, Series A Preferred Stock and Series B Preferred Stock an amount per share equal to the greater of (i) $1.20 per share, plus all accrued (whether or not declared) but unpaid dividends and any other declared but unpaid dividends on such shares, or (ii) the amount payable as if the Series C Preferred Stock had converted into Common Stock. Holders of Series A Preferred Stock and Series B Preferred Stock are entitled to receive, on a pari passu basis, and in preference to holders of Common Stock, an amount per share equal to the greater of (i) $0.384976 for Series A Preferred Stock and $0.737111 for Series B Preferred Stock, plus all accrued (whether or not declared) but unpaid dividends and any other declared but unpaid dividends on such stocks including, in the case of Series A Preferred Stock, the stated dividend of $0.0680898, or (ii) the amount payable as if the Series A Preferred Stock and Series B Preferred Stock had converted into Common Stock. Holders of Series C Preferred Stock shall be paid accrued dividends and any other declared but unpaid dividends on a pari passu basis with payments made to the holders of the Series A Preferred Stock and Series B Preferred Stock. Thereafter, the remaining assets will be paid to holders of Common Stock. A merger, consolidation, reorganization, acquisition or other transaction, representing a material change in ownership, assets or business of the Company, would constitute an event of liquidation, winding up or dissolution of the Company.

Each share of Preferred Stock may be converted on a 2.5-for-1 basis into a share of Common Stock at any time, at the option of the holder subject to adjustment in the event of a capital reorganization or dilutive financing of the Company. Each share of Preferred Stock shall automatically convert into Common Stock immediately prior to the earlier of (i) the closing of a firm commitment underwritten public offering of shares of Common Stock at an offering price per share of at least

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

$8.75 and aggregate proceeds (after underwriter commissions and expenses) of at least $25,000,000 (a) in the United States pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) in Canada, pursuant to a filing or qualification of a prospectus with respect to an offering under the Securities Act (Ontario), as amended, that, if consummated, would not result in the holders of Common, Preferred or any other securities of the Company being subject to any restrictions on transfer other than as contemplated by the Stockholders’ Agreement, or (ii) the consent of holders of at least a majority of the Series A, Series B and Series C, respectively.

Under the original terms, any time after September 26, 2012, the holders of at least a majority of the Preferred Stock, voting together as a single class, on an as-converted basis, could request that the Company redeem all of the Preferred Stock. On March 26, 2012, the holders of the Series A, Series B and Series C Preferred Stock agreed to a modification of the Preferred Stock agreements to defer the redemption date until anytime after September 26, 2013. Upon receipt of the redemption request, the Company shall redeem out of funds legally available therefore at a price per share equal to the greater of (i) $0.384976 for the Series A Preferred Stock, $0.737111 for the Series B Preferred Stock and $1.20 for the Series C Preferred Stock, plus an amount equal to all accruing and stated dividends unpaid thereon (whether or not declared), or (ii) the fair market value of each such share to be payable in two annual installments. In the event the Company fails to redeem any of the outstanding shares of the Preferred Stock, the holders of the then outstanding shares of Preferred Stock shall be entitled to elect a majority of the Board of Directors.

The redemption of the Company’s redeemable convertible preferred stock is not solely within the control of the Company as the preferred stockholders could force redemption through obtaining control of the Company’s Board of Directors if the Company fails to redeem any of the outstanding shares of preferred stock. The redeemable convertible preferred stock are not currently redeemable; however, the Company has determined that it is probable that the securities will become redeemable with the passage of time. Generally accepted accounting principles require redeemable convertible preferred stock whose redemption is outside the control of the Company and which are probable of becoming redeemable to be measured at the redemption amount with the changes in the redemption value being charged over the period from the date of issuance to the earliest redemption date of the security. Changes in the value of the preferred stock classified as equity is charged against additional paid-in capital to the extent it exists, or else against accumulated deficit.

The following table summarizes the redemption values and the activity of the preferred stock for 2009, 2010, and 2011:

	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount
	(dollars in thousands)

Balance at December 31, 2008	12,124,650	$7,687	17,678,926	$16,667	19,766,821	$27,307
Accretion of preferred stock	—	560	—	1,564	—	2,846

Balance at December 31, 2009	12,124,650	8,247	17,678,926	18,231	19,766,821	30,153
Accretion of preferred stock	—	7,394	—	4,575	—	2,846

Balance at December 31, 2010	12,124,650	$15,641	17,678,926	$22,806	19,766,821	$32,999
Accretion of preferred stock	—	23,765	—	34,650	—	31,243

Balance at December 31, 2011	12,124,650	$39,406	17,678,926	$57,456	19,766,821	$64,242

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

(b) Common Stock

The Company has designated 89,999,999 shares of standard common stock (common stock) and one share of special common voting stock.

The holders of common stock are entitled to dividends only as declared by the Board after the prior payment of accrued dividends to the holders of preferred stock.

Each share of common stock shall have one vote. In the event of a liquidation, each share of common stock shall be entitled to its share of proceeds remaining after payment due under the terms and conditions of each preferred stock.

Other than the voting rights set forth below, the holder of the one share of special common voting stock shall have no rights, preferences or privileges. The holder of the one share of special common voting stock shall be entitled to that number of votes equal to the number of exchangeable common shares of Eloqua Corporation then outstanding and shall have voting rights and powers equal to the voting rights and powers of the Company’s common stock. As of December 31, 2010 and 2011, there were outstanding exchangeable common shares of Eloqua Corporation of 3,627,672 and 3,577,554, respectively, which are exchangeable into an equivalent number of shares of common stock of Eloqua, Inc. During 2011, 50,118 exchangeable common shares were converted, by the holders, into an equivalent number of shares of common stock of Eloqua, Inc.

Exchangeable Common Stock

The exchangeable common stock, by its terms, entitle their holders to rights to receive dividends, rights on liquidation and other rights economically equivalent to the Eloqua, Inc. common stock. In connection with the corporate reorganization (note 7), which resulted in the issuance of the exchangeable common stock, the Company and Eloqua Corporation entered into certain ancillary agreements and other arrangements designed to establish the economic equivalence of the exchangeable common stocks and Eloqua, Inc. common stock and provide ancillary rights to the holders of exchangeable common stocks. One of these agreements, the Voting Trust Agreement, provides that Gowlings Canada Inc. holds one share of special voting stock as trustee for, and votes such stock on instructions received from, the holders of the exchangeable common stock. Under the Voting Trust Agreement, the holders of exchangeable common stock have voting rights in the Company’s common stock substantially equivalent to the voting rights they would otherwise receive if they held Eloqua, Inc. common stock directly.

Eloqua Corporation exchangeable common stock is exchangeable for Eloqua, Inc. common stock at any time through a series of transactions contemplated in the stock provisions and an Exchange Rights Agreement between the Company and Eloqua Corporation. In certain instances, however, Eloqua Corporation, the Company or a subsidiary of the Company may have the right, but not an obligation, to satisfy the redemption obligation by delivering cash equal to the fair market value of the Eloqua, Inc. common stock, which would otherwise have been delivered.

Although holders of exchangeable common stock of Eloqua Corporation will generally determine when the stock exchange takes place, in certain circumstances, the Company will have the right to require an earlier redemption of the exchangeable common stock. Generally, an early redemption may occur if: (a) there is an event that constitutes a change of control of the Company, Eloqua Corporation or other material subsidiary; (b) the Company completes an initial public offering and, among other

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

things, holders of a minimum of 70% in interest have not delivered a notice to Eloqua Corporation that the exchangeable common stock should not be redeemed; (c) there is a liquidation event in respect of the Company; (d) less than 30% of the exchangeable common stock issued on the certificate date of the Second Articles of Amendment remain outstanding; or (e) at least 70% in interest vote to approve or consent to such an early redemption.

(c) Warrants

The following table summarizes the warrant activity:

(i)	Standard common stock warrants:

		Weighted
		average grant
	Warrants	date value

Warrants outstanding, December 31, 2009	540,201	0.23
Granted	—
Canceled, expired or forfeited	(42,128)
Exercised	(101,507)

Warrants outstanding, December 31, 2010	396,566	$0.30
Granted	—
Canceled, expired or forfeited	—
Exercised	(81,020)

Warrants outstanding, December 31, 2011	315,546	$0.60

The warrants are exercisable immediately and upon exercise, the warrant holders receive one share of common stock of the Company. The total intrinsic value of the warrants exercised during 2010 and 2011 was approximately $125,000 and $517,000 respectively. The total intrinsic value of the warrants outstanding at December 31, 2011 is approximately $2,376,000. Twenty thousand of the outstanding warrants expire in April 2018 and the remainder expire in November 2012.

(ii)	Series C redeemable convertible preferred stock warrants:

In June 2007, in connection with the issuance of the Series C redeemable convertible preferred Stock, the Company issued warrants purchase 75,000 shares of Series C redeemable convertible preferred stock, which shares are convertible into 30,000 shares of common stock, with an exercise price of $1.20. The warrants are exercisable immediately and expire at the later of June 2014, or three years from the date of an initial public offering occurring before June 2014. On December 28, 2010, in connection with the modification of the Company’s long-term debt agreement, the Company issued warrants to purchase 93,750 shares of Series C redeemable convertible preferred stock, which shares are convertible into 37,500 shares of common stock, with an exercise price of $1.20. The warrants are exercisable immediately and expire in December 2017.

Under FASB ASC Subtopic 480-10, Distinguishing Liabilities from Equity—Overall, the warrants to purchase Series C redeemable convertible preferred stock are required to be classified as a liability at fair value on the consolidated balance sheet, with changes in fair value recognized as gains or losses on the statement of operations. The fair value of the

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

outstanding warrants was not material prior to 2010. The following presents the change in fair value of the warrants during 2010 and 2011 (based on level 3 inputs (note 2(d)):

Estimated Fair
Value
(in thousands)

December 31, 2009	$—
Issuance of warrants	76
Change in fair value of warrants	44

December 31, 2010	120
Change in fair value of warrants	264

December 31, 2011	$384

(9) Commitments and Contingencies

(a) Lease Commitments

As of December 31, 2011, the Company had an approximately $154,000 letter of credit outstanding in favor of its landlord for office space in Vienna, Virginia, and an approximately $79,000 letter of credit outstanding in favor of its landlord for office space in Toronto, Canada. These letters of credit renew annually and mature at various dates through November 2015.

Future aggregate minimum lease payments under noncancelable operating leases are as follows:

(in thousands)

2012	$1,624
2013	1,592
2014	1,397
2015	680
2016	—
Thereafter	—

Total minimum payments	$5,293

Total rent expense under operating leases was approximately $1,077,000, $1,268,000, and $1,563,000, for 2009, 2010, and 2011, respectively.

(b) Legal Matters

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. The Company is currently involved in one lawsuit as a defendant. On May 9, 2011, iHance, Inc. filed a complaint against the Company and Eloqua Corporation, its subsidiary, in the United States District Court for the Eastern District of Virginia, alleging that the Eloqua for Microsoft Outlook product, or ELMO, infringes U.S. Patent Nos. 7,072,947 and 7,076,533 and seeking declaratory judgment of willful infringement as well as injunctive and monetary relief. On June 28, 2011, the Company filed an answer to the complaint, denying iHance’s infringement allegations and asserting a counterclaim for a declaratory judgment of non-infringement and invalidity.

From July 2006, the date of issuance of the iHance patents, to December 31, 2011, the Company generated approximately $2.7 million of revenue from sales of the ELMO product. As of December 31,

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

2011, the Company no longer sells the ELMO product, and the Company does not intend to sell the ELMO product in the future.

The Company has investigated the claims alleged in the complaint and believes that it has good defenses to the claims, and has not accrued a loss related to this matter as the Company does not believe that it is probable that a loss will be incurred. iHance has claimed damages in excess of the amount of revenue the Company has generated from the allegedly infringing products, but based on the information currently available to the Company — including its belief in the strength of its defenses to the plaintiff’s claims; its discontinuation of ELMO sales and the launch of its Eloqua Engage product; the amount of revenue generated by its sales of the ELMO product; and the fact that even if it were found to infringe, legal damages in patent cases are generally limited to reasonable lost profits and/or a reasonable royalty — the Company does not believe that this matter will have a material adverse effect on its business, financial position, results of operations or cash flows. Notwithstanding the fact that the Company considers a negative outcome to not be probable, and has consequently not recorded a loss contingency, the Company believes if it is not successful in defending the litigation, it is reasonably possible that a loss could be ultimately incurred in the range from a de minimis amount up to $2.7 million.

Trial on the iHance matter has been scheduled for July 2012. The Company intends to continue to vigorously defend this matter. The legal cost of this litigation is not estimable at this time, and the Company is continuing to expense the cost of the litigation as it is incurred (See Note 11 — Subsequent Events).

(10) Income Taxes

The Company’s income before taxes was taxed as indicated in the following jurisdictions:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)

Pretax income (loss):
Non U.S	$15,603	$1,894	$2,236
U.S.	(19,735)	(8,274)	(8,011)

Total loss before taxes	$(4,132)	$(6,380)	$(5,775)

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

The components of the provision for income taxes attributable to continuing operations are as follows:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)

Current income tax expense (benefit):
U.S. Federal	$—	$—	$—
U.S. State	65	5	10
Non U.S.	16	21	104

Total current tax provision (benefit)	81	26	114

Deferred income tax expense (benefit):
U.S. Federal	$—	$—	$—
U.S. State	—	—	—
Non U.S.	—	(4,895)	264

Total deferred tax benefit	—	(4,895)	264

Total income tax provision (benefit)	$81	$(4,869)	$378

The total provision differs from the amount that would be recorded applying the 34% U.S. federal statutory rate to income (loss) before income taxes as follows:

	Years Ended December 31,
	2009	2010	2011
	(in thousands)

U.S. Federal tax expense at statutory rates	$(1,405)	$(2,169)	$(1,963)
Effect of foreign tax rates	(2,165)	(191)	(149)
Nondeductible expense	48	84	104
Change in valuation allowance	6,046	(1,868)	2,028
Other	(355)	(237)	40
State taxes (net of Federal benefit)	(1,244)	(352)	(344)
Equity based compensation	244	333	406
Research incentives	—	(469)	(302)
Tax effect of change in subsidiary capital structure	—	—	558
Capital gain exclusion	(1,088)	—	—

	$81	$(4,869)	$378

The Company has not provided for U.S. deferred income taxes on the cumulative unremitted earnings of its non-U.S. affiliates as the Company plans to permanently reinvest cumulative unremitted foreign earnings outside the U.S. and in those jurisdictions in which the earnings were made. These cumulative unremitted earnings in 2010 and 2011 relate primarily to ongoing operations in foreign jurisdictions and are required to fund foreign operations, capital expenditures, and expansion requirements. Both the unremitted earnings and unrecognized deferred income tax liabilities are immaterial in 2010 and 2011.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	As of December 31,
	2010	2011
	(in thousands)

Current deferred tax assets:
Tax loss carryforwards	$534	$535
Tax credits	—	86
Accrued expenses	1,110	652
Other	512	479

Total current deferred tax assets	2,156	1,752

Long term deferred tax assets:
Tax loss carryforwards	13,277	14,695
Deferred research expenditures	397	1,441
Tax credits	1,093	1,396
Property and equipment	2,028	939
Other	—	310

Total long term deferred tax assets	16,795	18,781

Total deferred tax assets	$18,951	$20,533
Total long term deferred tax liabilities	(132)	(52)
Valuation allowance	(13,924)	(15,952)

Net deferred tax asset	$4,895	$4,529

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In assessing the Company’s ability to realize the future benefit associated with its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The ultimate realization is dependent on the generation of taxable income within the periods that those temporary differences become deductible. Due to this uncertainty, management provided for a full valuation allowance against all of its deferred tax assets as of December 31, 2009. During 2010, the valuation allowance for its non-U.S. deferred tax assets was removed due to a change in management’s assessment of the Company’s ability to realize these tax assets due to changes in the nature of its foreign operations, resulting in the reduction of the valuation allowance on its non U.S. deferred tax assets of approximately $4,590,000 offset by an increase of the valuation allowances of approximately $2,722,000 on its U.S. federal and state deferred tax assets. Prior to 2009, the Company’s foreign operations had significant subscription sales that generated losses. Beginning in 2009, the primary function of the Company’s foreign operations changed to providing intercompany services to Eloqua, Inc. The contracts for these services provide that the foreign operations will be reimbursed for all costs related to the services plus a markup on those costs. This reimbursement method assures a profit on services. Although the foreign operations still incur losses on subscription sales, these losses are not expected to exceed the profits on services. Based on two years of pre-tax income from years ended December 31, 2009 and 2010 ($1.1 million (net of one-time gain of $14.5 million) and $1.9 million, respectively) and the expected profits of foreign operations from intercompany services, the Company concluded that future income

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

from services provided by foreign operations will be sufficient to realize the deferred tax asset in 2010. The foreign pre-tax income for the year ended December 31, 2011 was $2.2 million.

As of December 31, 2011, the Company continues to provide a full valuation allowance against all of its U.S. federal and state deferred tax assets. During 2011, the valuation allowance increased by approximately $2,028,000 as a result of an increase in the Company’s U.S. federal and state deferred tax assets.

As of December 31, 2011, the Company has the following U.S. net operating tax losses available to reduce future years’ income for U.S. income tax purposes expiring in the following years:

(in thousands)
2027	$58
2028	6,487
2029	9,378
2030	9,812
2031	11,079

$36,814

As of December 31, 2011, the Company has the following Canadian net operating tax losses available to reduce future years’ income for Canadian income tax purposes expiring in the following years:

(in thousands)
2027	$6,308
2028	2,099

$8,407

Under Section 382 of the Internal Revenue Code, the Company’s ability to use its existing accumulated U.S. net operating losses in the United States may be reduced if there is a significant change in ownership of shares of the Company.

As of December 31, 2011, the Company has accumulated unclaimed Scientific Research and Experimental Development expenditures available to reduce future Canadian and Ontario taxable income of approximately $5,765,000. These amounts do not expire. In addition, it has accumulated Canadian investment tax credits of approximately $1,147,000 that are available to reduce future years’ income taxes payable and expire beginning in 2026.

The Company applies the guidance in FASB ASC Subtopic 740-10 on accounting for uncertainty in income taxes, which provides a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The guidance also provides standards for derecognition, measurement, and classification of the effects of a tax position, recognition of interest and penalties, and disclosure.

The Company has unrecognized tax benefits of approximately $275,000 at December 31, 2011 relating to certain Canadian investment tax credits. The Company’s policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. There were no unrecognized tax

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

benefits during 2009 and 2010. The following is a rollforward of the Company’s total gross unrecognized tax benefits:

Unrealized
Tax Benefit
(in thousands)

Balance at December 31, 2009	$—
Additions for tax positions related to the current year	230

Balance at December 31, 2010	$230
Decreases for tax positions related to prior years	(30)
Additions for tax positions related to the current year	75

Balance at December 31, 2011	$275

The Company is subject to U.S. federal income tax as well as to income tax in multiple U.S. state jurisdictions for all post-2008 tax years, none of which have been examined by taxing authorities. The tax losses arising in 2007 may be reduced in determining the proper amount of net operating loss available to be carried forward. The Company’s Canadian tax filings are subject to examination for all post-2005 tax years. No prior years have been reviewed by Canadian taxing authorities. The Company is also subject to tax in the United Kingdom and Singapore for post-2007 tax years and all filings are subject to examination in those jurisdictions.

(11) Subsequent Events

On January 24, 2012, the Company granted options to purchase 176,000 shares of common stock at an exercise price of $8.13 per share. The options vest over four years. The aggregate grant date fair value of these awards of approximately $809,300 is expected to be recognized over the vesting period.

On February 17, 2012, the Company entered into the “Second Amendment to Deed of Lease” (the “Amendment”) for its Vienna, Virginia lease. The Amendment extends the term of the lease from May 31, 2015 to May 31, 2016 and expands the space by 7,267 additional square feet. Base rent payments for the expansion space will begin in April 2012 and the total estimated additional base rent payments under the Amendment are $1,494,000.

On March 26, 2012, the Company changed its name to Eloqua, Inc.

On March 26, 2012, the holders of the Series A, Series B and Series C Preferred Stock agreed to a modification of the Preferred Stock agreements to defer the redemption date until anytime after September 26, 2013.

On May 1, 2012, the Company’s Board of Directors authorized a reverse stock split of its outstanding common stock and exchangeable common stock at a ratio of 1-for-2.5. On May 3, 2012, the effective date of the reverse stock split, (i) each 2.5 shares of outstanding common stock were reduced to one share of common stock and each 2.5 shares of exchangeable common stock were reduced to one share of exchangeable common stock; (ii) the number of shares of common stock into which each outstanding share of our Series A, B and C redeemable, convertible preferred stock, and our outstanding warrants or options to purchase common stock is exercisable were proportionately reduced; and (iii) the exercise price of each outstanding warrant or option to purchase common stock were proportionately increased. All share and per share information has been retroactively adjusted to reflect the stock split.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010 and 2011

On July 9, 2012, the Company settled the iHance matter, and the lawsuit was dismissed on July 12, 2012 (See Note 9(b) – Legal Matters). Under the terms of the settlement, iHance granted the Company a non-exclusive, royalty-free license under its patents for the Company’s ELMO product for its existing customers for the remainder of the term for each outstanding customer agreement and covenanted not to sue the Company and its suppliers, distributors, resellers and customers for any infringement of the patents based on the making, using, offering for sale, selling or importing of the Company’s Eloqua Engage product and service. The Company agreed to pay $3,500,000 to iHance. Since the settlement occurred subsequent to the original issuance of the Company’s 2011 consolidated financial statements, there has been no adjustment made to the financial statements as a result of the settlement.

ELOQUA, INC.

Consolidated Balance Sheets
(in thousands, except share and per share data)

		Pro Forma
		June 30,
	June 30, 2012	2012
	(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$5,005
Accounts receivable, net of reserve of $475	15,987
Deferred commissions and other deferred costs	1,922
Deferred tax asset	780
Prepaid expenses and other assets	5,705

Total current assets	29,399
Property and equipment, net of depreciation and amortization	3,784
Deferred commissions and other deferred costs	790
Deferred tax asset	3,561

Total assets	$37,534

Liabilities, redeemable preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$793	$793
Accrued and other current liabilities	12,793	12,366
Deferred revenue	29,195	29,195
Current portion of long-term debt	833	833

Total current liabilities	43,614	43,187
Long-term debt, net of current portion	1,042	1,042
Non current deferred revenue and other liabilities	2,474	2,474

Total liabilities	47,130	46,703

Redeemable convertible preferred stock:
Series A preferred stock, $0.0001 par value, 12,124,650 shares authorized,
issued and outstanding at June 30, 2012, and no shares outstanding pro forma (unaudited); liquidation preference of $43,770 at June 30, 2012	43,770	—
Series B preferred stock, $0.0001 par value, 17,678,926 shares authorized,
issued and outstanding at June 30, 2012, and no shares outstanding pro forma (unaudited); liquidation preference of $63,821 at June 30, 2012	63,821	—
Series C preferred stock, $0.0001 par value, 21,483,563 shares authorized
and 19,766,821 issued and outstanding at June 30, 2012, and no shares outstanding pro forma (unaudited); liquidation preference of $71,358 at June 30, 2012	71,358	—

Total redeemable convertible preferred stock	178,949	—

Stockholders’ deficit
Eloqua, Inc. stockholders’ deficit:
Common stock, $0.0001 par value, 90,000,000 shares authorized,
1,532,748 shares issued and outstanding at June 30, 2012, and 24,938,452 shares outstanding pro forma (unaudited)	—	2
Additional paid-in capital	—	181,336
Accumulated deficit	(190,507)	(190,507)

Total Eloqua, Inc. stockholders’ deficit:	(190,507)	(9,169)
Noncontrolling interest	1,962	—

Total stockholders’ deficit:	(188,545)	(9,169)

Commitments and contingencies (note 4)
Total liabilities, redeemable preferred stock and stockholders deficit	$37,534	$37,534

See accompanying notes to consolidated financial statements.

ELOQUA, INC.

Consolidated Statements of Operations

Six months ended June 30, 2011 and 2012
(in thousands, except share and per share data)

	Six Months
	Ended June 30,
	2011	2012
	(unaudited)

Revenue:
Subscription and support	$28,871	$39,403
Professional service	2,821	5,610

Total revenue	31,692	45,013

Cost of revenue:
Subscription and support	5,887	7,029
Professional service	4,729	5,500

Total cost of revenue	10,616	12,529

Gross profit	21,076	32,484

Operating expenses:
Research and development	5,507	6,572
Marketing and sales	13,713	17,518
General and administrative	4,785	9,975
Litigation settlement	—	3,500

Total operating expenses	24,005	37,565

Loss from operations	(2,929)	(5,081)
Other expense, net	(414)	(110)

Loss before income tax expense	(3,343)	(5,191)
Income tax expense	(154)	(268)

Net loss	$(3,497)	$(5,459)
Accretion of redeemable preferred stock	(70,325)	(17,845)

Net loss attributable to common stockholders	$(73,822)	$(23,304)

Net loss per share attributable to common stockholders, basic and diluted	$(107.12)	$(18.45)

Weighted average common shares outstanding, basic and diluted	689,170	1,262,916

Pro forma net loss per share attributable to common shareholders, basic and diluted		$(0.22)

Pro forma weighted average common shares outstanding, basic and diluted		24,668,620

See accompanying notes to consolidated financial statements.

ELOQUA, INC.

Consolidated Statements of Cash Flows

Six months ended June 30, 2011 and 2012
(in thousands)

	Six Months
	Ended June 30,
	2011	2012
	(unaudited)

Operations:
Net loss	$(3,497)	$(5,459)
Depreciation and amortization	934	982
Stock compensation expense	715	1,316
Foreign currency transaction (gain) loss	(74)	14
Change in fair value of Series C Warrants	215	43
Litigation settlement	—	3,500
Deferred income taxes	112	197
Change in operating assets and liabilities:
Accounts receivable, net	5,032	2,241
Prepaid expenses and other assets	(1,394)	(1,552)
Deferred commissions and other deferred costs	(186)	870
Accounts payable and accrued and other current liabilities	(292)	(4,557)
Deferred revenue	1,132	332
Noncurrent deferred revenues and other liabilities	(500)	574

Net cash provided by (used in) operations	$2,197	(1,499)

Investing:
Purchases of property and equipment	(1,495)	(1,045)

Net cash used in investing	(1,495)	(1,045)
Financing:
Repayment of long-term debt	—	(417)
Principal obligations under capital lease	(171)	—
Common stock issued	259	740

Net cash provided by financing	88	323

Effect of exchange rate changes on cash and cash equivalent	74	(14)

Increase (decrease) in cash and cash equivalents	864	(2,235)
Cash and cash equivalents, beginning of year	7,549	7,240

Cash and cash equivalents, end of year	$8,413	$5,005

Supplemental cash flow information:
Interest paid	$146	$114
Income taxes paid	$6	$3

See accompanying notes to consolidated financial statements.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

(1)	Significant Accounting Policies

(a) Basis of Presentation

The financial information presented in the accompanying unaudited consolidated financial statements as of June 30, 2012, and for the six month periods ended June 30, 2011 and 2012 has been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and in accordance with rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position as of June 30, 2012, and the results of operations and cash flows for the six months ended June 30, 2011 and 2012. These unaudited condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and notes thereto.

(b) Fair Value of Financial Instruments

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on the following three levels of inputs, of which the first two are considered observable and the last one is considered unobservable:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Unobservable inputs.

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term and long-term debt. The carrying values of cash and cash equivalents, accounts receivable, accounts payable on the consolidated balance sheet approximate their fair value, based on their short-term nature. The carrying value of the Company’s long-term debt at June 30, 2012 approximates fair value based on discounted cash flow analyses using appropriate current discount rates (Level 2 within the fair value hierarchy).

At June 30, 2012, the Company’s warrants to purchase 168,750 shares of Series C convertible preferred stock were measured using unobservable inputs that required a high level of judgment to determine fair value, and thus were classified as Level 3 inputs. The fair value of the warrants to purchase 75,000 shares of Series C convertible preferred stock were estimated using a Black-Scholes options pricing model using the following assumptions: risk-free rate of 0.37%; estimated volatility of 51.1%; term of 3.0 years; and zero dividend yield. The fair value of the warrants to purchase 93,750 shares of Series C convertible preferred stock were estimated using a Black-Scholes options pricing model using the following assumptions: risk-free rate of 0.68%; estimated volatility of 57.8%;

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

term of 5.5 years; and zero dividend yield. The changes in the fair value of the warrants are summarized below:

	Six Months Ended June 30,
	2011	2012
	(in thousands)

Beginning fair value	$120	$384
Change in fair value recorded through the statement of operations	215	43

Ending fair value	$335	$427

(c) Revenue Recognition

The Company derives its revenue from four sources:  (i) subscription revenue relating to subscription fees from customers accessing its on-demand application service; (ii) customer support beyond the standard support that is included in the basic subscription fee; (iii) installation and deployment services; and (iv) other professional service revenue from consultation and training fees. The Company provides its on-demand application as a service and follows the provisions of FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements. The Company recognizes revenue when all of the following conditions are met:

(i)  There is persuasive evidence of an arrangement;

(ii)  The service has been provided to the customer;

(iii)  The collection of the fees is reasonably assured; and

(iv)  The amount of fees to be paid by the customer is fixed or determinable.

The Company’s arrangements do not contain general rights of return.

The Company adopted the provisions of FASB ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables) with respect to its multiple-element arrangements entered into or significantly modified on or after January 1, 2011. ASU 2009-13 amends ASC 605-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered.

In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, the Company estimates the selling prices of those elements. The overall arrangement fee of the Company’s multiple element arrangements are allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price.

The Company is not able to demonstrate VSOE or TPE of selling price with respect to its subscription services. The Company does not have sufficient instances of separate sales of subscriptions nor is it able to demonstrate sufficient pricing consistency with respect to such sales. The Company also considers that no other vendor sells similar subscriptions given the unique nature and functionality of its service offering, and therefore has determined that it is not able to establish

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

TPE of selling price. Therefore, the Company has determined the best estimated selling price based on the following:

•	Expected discounts from the list price for each service offering, which represents a component of the Company’s current go-to-market strategy, as established by senior management taking into consideration factors such as the competitive and economic environment.

•	An analysis of the historical pricing with respect to both of the Company’s bundled and standalone subscription arrangements.

The Company has established VSOE of selling price for its professional services based on an analysis of separate sales of such services.

The Company’s multiple-element arrangements includes the sale of a subscription with one or more associated professional service offerings, each of which are individually considered separate units of accounting. The Company allocated revenue to each element in a multiple-element arrangement based upon the relative selling price of each deliverable.

Subscription and support revenue is recognized ratably over the contract terms beginning on the activation date of each contract. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Consulting services, including professional services and training have a stand alone value from the related subscription services. Professional services, including implementation services and other standard professional services are generally provided under fixed price, short-term arrangements. These services are generally performed beginning at the point of subscription activation and spanning over periods of approximately 60, 90, or 120 days, depending on the nature of the services. Revenues relating to these services are recognized ratably over the period that the services are provided. Certain other standard professional service and non-standard professional service arrangements include customer acceptance provisions. Services provided under arrangements that include customer acceptance provisions are generally provided under fixed price, short-term arrangements, and the revenue is deferred and recognized upon customer acceptance of the service deliverable. Training revenue is recognized after the service has been performed. Revenue related to our user conference is recognized upon completion of the conference.

(d) Comprehensive Income

There was no difference between net loss presented in the consolidated statements of operations and comprehensive net loss for the six months ended June 30, 2011 or 2012.

(e) Net loss per share attributable to common stockholders

The weighted average shares and share equivalents used to calculate basic and diluted loss per share for the six months ended June 30, 2011 and 2012 are presented on the consolidated statement of operations. Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for a period. Because holders of the Company’s convertible preferred stock and holders of the exchangeable common stock are entitled to participate in dividends and earnings of the Company,

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

the Company applies the two-class method in calculating our earnings per share for periods when the Company generates net income. The two-class method requires net income to be allocated between the common stockholders, exchangeable common stockholders and preferred stockholders based on their respective rights to receive dividends. Because the preferred stockholders and the exchangeable common stockholders are not contractually obligated to share in the Company’s losses, no such allocation was made for any period presented given the Company’s net losses. Diluted loss per share attributable to common stockholders adjusts the basic weighted average number of shares of common stock outstanding for the potential dilution that could occur if stock options, warrants, exchangeable common stock and convertible preferred stock were exercised or converted into common stock. Diluted loss per share attributable to common stockholders is the same as basic loss per share attributable to common stockholders for all periods presented because the effects of potentially dilutive items were anti-dilutive.

The following table presents the weighted average number of anti-dilutive shares excluded from the calculation of diluted net loss attributable to common stockholders for each period presented:

	Six Months
	Ended June 30,
	2011	2012
	(in thousands)

Options to purchase common stock	7,194	7,943
Common stock warrants	392	315
Series C preferred stock warrants	68	68
Exchangeable common stock	3,627	3,578
Conversion of convertible preferred stock	19,828	19,828

Total	31,109	31,732

(f) Reverse Stock split

On May 1, 2012, the Company’s Board of Directors authorized a reverse stock split of its outstanding common stock and exchangeable common stock at a ratio of 1-for-2.5. On May 3, 2012, the effective date of the reverse stock split, (i) each 2.5 shares of outstanding common stock were reduced to one share of common stock and each 2.5 shares of exchangeable common stock were reduced to one share of exchangeable common stock; (ii) the number of shares of common stock into which each outstanding share of our Series A, B and C redeemable, convertible preferred stock, and our outstanding warrants or options to purchase common stock is exercisable were proportionately reduced; and (iii) the exercise price of each outstanding warrant or option to purchase common stock were proportionately increased. All share and per share information has been retroactively adjusted to reflect the stock split.

(g) Unaudited Pro Forma Information

All of the outstanding shares of convertible preferred stock will convert into common stock on the closing of an initial public offering of common stock under the Securities Act of 1933, in which the Company receives at least $25 million in gross proceeds and the offering price is at least $8.75 per common share, and the outstanding preferred stock warrants will convert to common stock warrants. The Company has obtained the necessary votes required to ensure that the exchangeable common

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

stock of Eloqua Corporation will convert into common stock on the closing of an initial public offering. The pro forma balance sheet information assumes the conversion of the preferred stock to common stock, the conversion of the preferred warrants to common stock warrants, and the conversion of exchangeable common stock to common stock as of June 30, 2012. For purposes of pro forma net loss per share attributable to common stockholders, all shares of convertible preferred stock and exchangeable common stock have been treated as though they have converted to common stock of the Company at the beginning of the respective periods.

The following table sets forth the computation of pro forma basic and diluted net loss per share of common stock for the six months ended June 30, 2012:

Six Months Ended
June 30, 2012
(in thousands,
except share
and per share data)

Net loss attributable to common stockholders	$(23,304)
Pro forma adjustment to reverse accretion of redeemable convertible preferred stock	17,845

Pro forma net loss attributable to common stockholders	$(5,459)

Weighted average common shares outstanding	1,262,916
Pro forma adjustment to reflect conversion of convertible preferred stock	19,828,150
Pro forma adjustment to reflect conversion of exchangeable common stock	3,577,554

Pro forma weighted average common shares outstanding, basic and diluted	24,668,620

Pro forma net loss per share attributable to common stockholders, basic and diluted	$(0.22)

(2)	Stock Option Plans

Prior to August 25, 2006, Eloqua Corporation granted options to purchase common shares under its then existing stock option plan (the “Prior Plan”). Under the Prior Plan, options to purchase common shares could be granted to employees, directors and consultants at an exercise price of not less than the market value on the effective date of the grant. Options generally vested over four years. Upon the reorganization, all outstanding options under the Prior Plan were exchanged for options under, (i) in the case of U.S. holders of options, the newly established Eloqua Limited 2006 U.S. Employee Stock Option Plan (the “2006 U.S. Employee Plan”) and (ii) in the case of all other optionholders, the newly established Eloqua Limited 2006 Stock Option Plan (the “2006 Plan”) and the Prior Plan was dissolved. The 2006 U.S. Employee Plan is restricted in number to those options granted to U.S. residents under the Prior Plan and who, pursuant to the reorganization, exchanged such options for options under the 2006 U.S. Employee Plan. Since the reorganization, the Company has and intends to continue to grant options only pursuant to the 2006 Plan. The 2006 Plan allows for options to purchase common stock to be issued to employees, directors and consultants of the Company. As of June 30, 2012, 10,054,246 common shares have been reserved for issuance under the 2006 Plan, and 193,926 common shares have been reserved for issuance under the 2006 U.S. Employee Plan. At June 30, 2012, there were 562,306 shares of common stock available for future grant under the 2006 Plan and the 2006 U.S. Employee Plan. Options generally vest 25% on

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

the first anniversary of the date of grant and 1/36 over the following successive 36 months. Options have a maximum life of 10 years. The option exercise price shall be no less than the fair value of the common stock on the date of grant.

The Company has elected the straight-line attribution method as its accounting policy for recognizing stock-based compensation expense for all awards.

Summary of the weighted average assumptions used in the valuation of stock-based awards under the Black-Scholes model were as follows:

Six Months Ended
June 30, 2012

Expected term	6.0 years
Volatility	58.1%
Risk-free interest rate	1.6%
Dividend yield	—

The following table summarizes the stock option activity:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
		(in thousands)

Options outstanding, December 31, 2011	7,759,176	$2.15	5.5 years	$46,361
Granted	1,001,120	8.75
Exercised	(469,413)	1.58
Canceled, expired or forfeited	(203,727)	3.86

Options outstanding, June 30, 2012	8,087,156	$2.96	5.5 years	$49,089

Exercisable at June 30, 2012	5,412,462	$1.53	3.8 years	$40,593

The weighted average grant date fair value of options granted during the six months ended June 30, 2012 was $4.85. The total intrinsic value of options exercised during the six months ended June 30, 2012 was approximately $3,310,000.

The Company recorded stock-based compensation expense relating to the issuance of stock options of approximately $1,316,000 and $715,000, during the six months ended June 30, 2012 and 2011, respectively. At June 30, 2012, there was approximately $8,154,000 of total unrecognized compensation costs that is expected to be recognized over a weighted average period of 1.7 years.

(3)	Series C Preferred Stock Warrants

In June 2007, in connection with the issuance of the Series C redeemable convertible preferred Stock, the Company issued warrants to purchase 75,000 shares of Series C redeemable convertible preferred stock, which shares are convertible into 30,000 shares of common stock, with an exercise price of $1.20. The warrants are exercisable immediately and expire at the later of June 2014, or three years from the date of an initial public offering occurring before June 2014. On December 28, 2010, in connection with the modification of the Company’s long-term debt agreement, the Company issued warrants to purchase 93,750 shares of Series C redeemable convertible preferred stock, which

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

shares are convertible into 37,500 shares of common stock, with an exercise price of $1.20. The warrants are exercisable immediately and expire in December 2017.

Under FASB ASC Subtopic 480-10, Distinguishing Liabilities from Equity—Overall, the warrants to purchase Series C redeemable convertible preferred stock are required to be classified as a liability at fair value on the consolidated balance sheet, with changes in fair value recognized as gains or losses on the statement of operations.

At June 30, 2012, the estimated fair value of the warrants was approximately $427,000.

(4)	Long-Term Debt and Line of Credit

On June 15, 2012, the Company entered into a Second Loan Modification Agreement (the “Modification”) for its 2009 credit facility. The Modification amends the rate which the term loan is subject to prime plus 1.5% (4.75% at June 30, 2012) from prime plus 2.0% and amends the rate to which the line of credit is subject to prime plus 1.0% (4.25% at June 30, 2012) from a rate of Prime plus 1.5%. Additionally, the Modification amends certain reporting covenants to require the Company to submit quarterly reporting and maintain certain minimum revenue requirements.

(5)	Legal Matters

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of its business. During the six months ended June 30, 2012, the Company was involved in one lawsuit as a defendant. On May 9, 2011, iHance, Inc. filed a complaint against the Company and Eloqua Corporation, its subsidiary, in the United States District Court for the Eastern District of Virginia, alleging that the Eloqua for Microsoft Outlook product, or ELMO, infringes U.S. Patent Nos. 7,072,947 and 7,076,533 and seeking declaratory judgment of willful infringement as well as injunctive and monetary relief. Trial on the iHance matter was scheduled for July 2012; however, on July 9, 2012, the Company settled the iHance matter, and the lawsuit was dismissed on July 12, 2012. Under the terms of the settlement, iHance granted the Company a non-exclusive, royalty-free license under its patents for the Company’s ELMO product for its existing customers for the remainder of the term for each outstanding customer agreement and covenanted not to sue the Company and its suppliers, distributors, resellers and customers for any infringement of the patents based on the making, using, offering for sale, selling or importing of the Company’s Eloqua Engage product. The Company agreed to pay $3,500,000 to iHance, the full amount of which has been recorded in the Company’s June 30, 2012 financial statements.

(6)	Income Taxes

The Company is subject to U.S. federal income tax, state income tax and various foreign income taxes. The effective income tax rate for the six months ended June 30, 2012 reflects various foreign income taxes and the non-realizable net deferred tax assets in the U.S. In assessing the Company’s ability to realize the future benefit associated with its deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The ultimate realization is dependent on the generation of taxable income within the periods that those temporary differences become deductible. The Company has not recorded a valuation allowance for its non U.S. deferred tax assets due to management’s assessment that it is more-likely-than-not that the Company’s will be able to realize these tax assets.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

The Company has recorded valuation allowances on the net deferred tax assets of the Company’s U.S. operations and does not anticipate recording an income tax benefit related to these deferred tax assets. The Company will reassess the realization of deferred tax assets based on accounting standards for income taxes each reporting period and will be able to reduce the valuation allowance to the extent that the financial results of these operations improve and it becomes more likely than not that the deferred tax assets are realizable.

The Company has unrecognized tax benefits of approximately $302,000 at June 30, 2012, relating to certain Canadian investment tax credits. The Company’s policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. The following is a rollforward of the Company’s total gross unrecognized tax benefits during 2012.

Unrealized
Tax Benefit
(in thousands)

Balance at December 31, 2011	$275
Additions for tax positions related to prior years	5
Additions for tax positions related to the current year	22

Balance at June 30, 2012	$302

The company has been advised by the Canada Revenue Agency that the Canadian subsidiary will be examined for taxable years 2007-2010.

(7) Recently Adopted Accounting Standards

In 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which provides updated guidance for disclosing comprehensive income. The update is intended to increase the prominence of other comprehensive income (loss) in the financial statements. The guidance requires that the Company present components of comprehensive income in either one continuous statement or two separate but consecutive statements and no longer permits the presentation of comprehensive income in the consolidated statement of stockholders’ equity. The Company adopted this new guidance effective January 1, 2012, as required. We do not have other comprehensive income to report and, therefore, there was no impact on our financial statements as a result of adopting this new Standard.

In 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company adopted this new guidance effective January 1, 2012, as required. The Company’s adoption of this new guidance effective January 1, 2012 did not have a material impact on its consolidated financial statements.

ELOQUA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2011 and 2012

(8)	Subsequent Events

On July 3, 2012, the Company granted options to purchase 165,500 shares of common stock at an exercise price of $9.03 per share. The options vest between one and four years. The aggregate grant date fair value of these awards of approximately $795,000 is expected to be recognized over the vesting period.

On July 9, 2012, the Company settled the iHance litigation matter. See Note 5—Legal Matters.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Charged to	Charged		Balance at
	Beginning of	Costs and	to Other		End of
Description	Period	Expenses	Accounts	Deductions	Period
	(In thousands)

Year ended December 31, 2009:
Allowance for doubtful accounts	$1,400	$480	$—	$818	$1,062
Deferred tax asset valuation allowance	$9,747	$6,044	$—	$—	$15,791
Year ended December 31, 2010:
Allowance for doubtful accounts	$1,062	$404	$—	$516	$950
Deferred tax asset valuation allowance	$15,791	$(1,867)	$—	$—	$13,924
Year ended December 31, 2011:
Allowance for doubtful accounts	$950	$426	$—	$651	$725
Deferred tax asset valuation allowance	$13,924	$2,028	$—	$—	$15,952

8,000,000 Shares

Eloqua, Inc.

Common Stock

J.P. Morgan	Deutsche Bank Securities

JMP Securities	Needham & Company	Pacific Crest Securities

Through and including          , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fees.

SEC registration fee	$11,610
FINRA filing fee	10,500
NASDAQ Global Market listing fee	150,000
Printing and engraving expenses	200,000
Legal fees and expenses	1,900,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous	117,890

Total	$2,900,000

Item 14.	Indemnification of Directors and Officers

Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Article VII of our amended and restated certificate of incorporation (the “Charter”), provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Article V of our amended and restated by-laws (the “By-Laws”), provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees.

In addition, Article V of the By-Laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-Laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-Laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-Laws.

In connection with the sale of common stock being registered hereby, we have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Charter and By-Laws.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act:

Grants and Exercises of Stock Options

Since January 1, 2009, we have granted stock options to purchase an aggregate of 5,099,820 shares of our common stock at exercise prices ranging from $1.20 to $9.03. Since January 1, 2009, we have issued an aggregate of 1,144,368 shares of our common stock upon exercise of stock options granted pursuant to our 2006 Stock Option Plan and our 2006 US Employee Stock Option Plan for aggregate consideration of $1,503,093. In addition, concurrent with the sale of common stock being registered hereby, we will issue an aggregate of 99,062 shares of our common stock upon the exercise of stock options by one of our selling stockholders. The option grants and the issuances of common stock upon exercise of the options were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Grants and Exercises of Warrants

In December 2010, we issued a warrant to purchase 93,750 shares of our Series C preferred stock to an accredited investor at an exercise price of $1.20 per share. Since January 1, 2009, we have issued an aggregate of 182,524 shares of our common stock upon exercise of common stock warrants for aggregate consideration of $105,528. The warrant issuance and the issuances of common stock upon exercise of the warrants were exempt pursuant to Section 4(2), as a transaction by an issuer not involving a public offering. The shares of common stock issued upon exercise of warrants are deemed restricted securities for the purposes of the Securities Act.

Issuances of Capital Stock

On December 14, 2011, we issued an aggregate of 50,118 shares of our common stock to two stockholders in exchange for an equal number of exchangeable common shares of our subsidiary Eloqua Corporation held by those stockholders. The issuances of our common stock were exempt pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. The shares of common stock are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits

(a)

Number		Description

1.1		Form of Underwriting Agreement
3	.1**	Second Amended and Restated Certificate of Incorporation of the Registrant (as amended and currently in effect)
3	.2**	Form of Third Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of the offering)
3	.3**	By-laws of the Registrant (as currently in effect)
3	.4**	Amended and Restated By-laws of the Registrant (to be effective upon the completion of the offering)
4	.1**	Specimen Common Stock Certificate
4	.2**	Second Amended and Restated Investor Rights Agreement, dated September 27, 2007
4	.3**	Amended and Restated Stockholders Agreement, dated September 27, 2007, as amended
4	.4**	Warrant to Purchase Stock issued June 29, 2007 to Comerica Bank
4	.5**	Warrant to Purchase Stock issued December 28, 2010 to Silicon Valley Bank
4	.6**	Form of Common Stock Warrant
5.1		Opinion of Goodwin Procter LLP
10	.1**	2006 Stock Option Plan and forms of award agreements thereunder
10	.2**	2006 U.S. Employee Stock Plan and forms of award agreements thereunder
10	.3**	2012 Employee Stock Purchase Plan, as amended
10	.4**	2012 Stock Option and Incentive Plan and forms of award agreements thereunder
10	.5**	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors
10	.6**	Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated June 15, 2009, as amended
10	.7**	Deed of Lease between Tysons International Plaza I & II, L.P. and the Registrant, dated as of June 25, 2009, as amended
10	.8**	Lease between 674951 Ontario Limited and Eloqua Corporation, dated as of February 10, 2005, as amended
10	.9**	Employment Agreement, dated April 15, 2008 by and between the Registrant and Joseph P. Payne, as amended
10	.10**	Employment Agreement, dated February 15, 2008 by and between the Registrant and Don E. Clarke, as amended
10	.11**	General Employment Offer Letter, dated June 17, 2009, by and between the Registrant and Alex P. Shootman, as amended
10	.12**	General Employment Offer Letter, dated July 19, 2008, by and between the Registrant and Brian E. Kardon, as amended December 28, 2008
10	.13**	Executive Agreement, dated July 12, 2012, by and between the Registrant and Andre H.S. Yee
10	.14**	General Employment Offer Letter, dated April 30, 2012, by and between the Registrant and Heidi M. Melin, as amended
10	.15**	Executive Agreement, dated July 12, 2012, by and between the Registrant and Stephen E. Holsten
10	.16**	Senior Executive Incentive Bonus Plan
21	.1**	List of Subsidiaries of the Registrant
23.1		Consent of KPMG LLP
23.2		Consent of Goodwin Procter LLP (included in Exhibit 5.1)
23	.3**	Consent of Timan, LLC
24	.1**	Power of Attorney (included on signature page)

**	Previously filed

(b) Financial Statement Schedules

See page F-45 for financial statement schedules included in the Registration Statement, which are incorporated by reference herein.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

(i) that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(A) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(B) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(C) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(D) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this amendment no. 8 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Commonwealth of Virginia on the 19th day of July, 2012.

ELOQUA, INC.

By:	/s/ Joseph P. Payne
Joseph P. Payne
Chairman of the Board, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment no. 8 to registration statement has been signed by the following persons in the capacities indicated on July 19, 2012:

Signature		Title(s)

/s/ Joseph P. Payne Joseph P. Payne		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)
/s/ Don E. Clarke Don E. Clarke		Chief Financial Officer and Treasurer (Principal Financial and Principal Accounting Officer)
* Byron B. Deeter		Director
* Neal Dempsey		Director
* John J. McDonnell, Jr.		Director
* Thomas Reilly		Director
* Stephen M. Swad		Director
* Bradford D. Woloson		Director

*By:	/s/ Joseph P. Payne Joseph P. Payne Attorney-in-fact

EXHIBIT INDEX

Number		Description

1.1		Form of Underwriting Agreement
3	.1**	Second Amended and Restated Certificate of Incorporation of the Registrant (as amended and currently in effect)
3	.2**	Form of Third Amended and Restated Certificate of Incorporation of the Registrant (to be effective upon the completion of the offering)
3	.3**	By-laws of the Registrant (as currently in effect)
3	.4**	Amended and Restated By-laws of the Registrant (to be effective upon the completion of the offering)
4	.1**	Specimen Common Stock Certificate
4	.2**	Second Amended and Restated Investor Rights Agreement, dated September 27, 2007
4	.3**	Amended and Restated Stockholders Agreement, dated September 27, 2007, as amended
4	.4**	Warrant to Purchase Stock issued June 29, 2007 to Comerica Bank
4	.5**	Warrant to Purchase Stock issued December 28, 2010 to Silicon Valley Bank
4	.6**	Form of Common Stock Warrant
5.1		Opinion of Goodwin Procter LLP
10	.1**	2006 Stock Option Plan and forms of award agreements thereunder
10	.2**	2006 U.S. Employee Stock Plan and forms of award agreements thereunder
10	.3**	2012 Employee Stock Purchase Plan, as amended
10	.4**	2012 Stock Option and Incentive Plan and forms of award agreements thereunder
10	.5**	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors
10	.6**	Loan and Security Agreement between Silicon Valley Bank and the Registrant, dated June 15, 2009, as amended
10	.7**	Deed of Lease between Tysons International Plaza I & II, L.P. and the Registrant, dated as of June 25, 2009, as amended
10	.8**	Lease between 674951 Ontario Limited and Eloqua Corporation, dated as of February 10, 2005, as amended
10	.9**	Employment Agreement, dated April 15, 2008 by and between the Registrant and Joseph P. Payne, as amended
10	.10**	Employment Agreement, dated February 15, 2008 by and between the Registrant and Don E. Clarke, as amended
10	.11**	General Employment Offer Letter, dated June 17, 2009, by and between the Registrant and Alex P. Shootman, as amended
10	.12**	General Employment Offer Letter, dated July 19, 2008, by and between the Registrant and Brian E. Kardon, as amended December 28, 2008
10	.13**	Executive Agreement, dated July 12, 2012, by and between the Registrant and Andre H.S. Yee
10	.14**	General Employment Offer Letter, dated April 30, 2012, by and between the Registrant and Heidi M. Melin, as amended
10	.15**	Executive Agreement, dated July 12, 2012, by and between the Registrant and Stephen E. Holsten
10	.16**	Senior Executive Incentive Bonus Plan
21	.1**	List of Subsidiaries of the Registrant
23.1		Consent of KPMG LLP
23.2		Consent of Goodwin Procter LLP (included in Exhibit 5.1)
23	.3**	Consent of Timan, LLC
24	.1**	Power of Attorney (included on signature page)

**	Previously filed